8

Follow-Up Materials

06013209

## 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Beijing Enterprises Holdings

*CURRENT ADDRESS

PROCESSED
MAY 11 2006
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34642 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 5/8/06

# ANNUAL REPORT 2005

北京控股有限公司

**BEIJING ENTERPRISES HOLDINGS LIMITED**

Stock Code: 392

# | CONTENTS |

## GENERAL INFORMATION:

### Registered Office

Room 4301, 43/F., Central Plaza,
18 Harbour Road,
Wanchai, Hong Kong
Tel: (852) 2915 2898
Fax: (852) 2857 5084

### Website

http://www.behl.com.hk

### Stock Code

392

### Company Secretary

Mr. Tam Chun Fai *CPA CFA*

### Share Registrars

Tengis Limited
26/F, Tesbury Centre,
28 Queen's Road East, Hong Kong

## DIRECTORS:

### Executive Directors

Mr. Yi Xi Qun *(Chairman)*
Mr. Zhang Hong Hai
*(Vice Chairman and CEO)*
Mr. Li Fu Cheng *(Vice Chairman)*
Mr. Bai Jin Rong *(Vice Chairman)*
Mr. Guo Ying Ming
Mr. Liu Kai *(Vice President)*
Mr. Zheng Wan He
Mr. Guo Pu Jin
Mr. Zhou Si
Mr. E Meng (Vice President)

### Independent Non-executive Directors

Mr. Lau Hon Chuen, Ambrose
Dr. Lee Tung Hai, Leo
Mr. Wang Xian Zhang
Mr. Wu Jiesi
Mr. Robert A. Theleen

## PROFESSIONALS:

### Auditors

Ernst & Young

### Legal Advisers

*as to Hong Kong law:*
Johnson Stokes & Master

*as to PRC law:*
Haiwen & Partners

*as to US law:*
Sullivan & Crommell

## PRINCIPAL BANKERS:

### In Hong Kong:

Bank of China (Hong Kong) Limited
Bank of Communications, Hong Kong Branch
BNP Paribas, Hong Kong Branch
Calyon, Hong Kong Branch
CITIC Ka Wah Bank Limited
Rabobank, Hong Kong Branch

### In Mainland China:

Agricultural Bank of China
Bank of China
China Construction Bank
Guangdong Development Bank
The Industrial and Commercial Bank of China

### ADR Depository Bank:

The Bank of New York

# AS AT 11 APRIL 2006


Beijing Holdings Limited
72.72%
27.28%
Beijing Enterprises Investments Limited
60.08%
Beijing Enterprises Holdings Limited#
39.92%
Public Investors
100%
BE Water Production
100%
BE Water Supplies
70%
Weifang BE Water Supplies
96%
Capital Airport Expressway
53.08%
Shenzhen Shiguan Road
80%
Yanjing Brewery
67.4%
Yanjing Brewery Company γ
52.37%
Yanjing Huiquan γ
75.56%
Yanjing Guilin Liquan
78.52%
Yanjing Baotou
Varies
Brewery operations in other cities in China
51%
Shunxing Winery
50.13%
Wangfujing Department Store*
Stock Code: 600859
100%
Beijing Wanfujing Department Store
100%
Beijing Shuang An Department Store
100%
Beijing Dong An Department Store
70%
Chengdu Wangfujing Department Store
100%
Guangzhou Wangfujing Department Store
Varies
Department Stores in other cities in China
55.81%
Beijing Development#
Stock Code: 154
56.29%
Xteam Software π
Stock Code: 8178
97.99%
BE High-Tech
24.5%
Biosino Bio-Tech
Stock Code: 8247
69.81%
BE Ever Source
Varies
New Technology Initiatives
Infrastructure & Utilities
Consumer Products
Retail Services
Technology

* Listed on The Shanghai Stock Exchange

γ Listed on The Shenzhen Stock Exchange

\# Listed on The Main Board of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange")

π Listed on The Growth Enterprise Market of the Hong Kong Stock Exchange

# | CORPORATE STRUCTURE |

Beijing Enterprises Holdings Limited and its subsidiaries (collectively the "Group") is currently engaged in four major sectors of business: infrastructure & utilities, consumer products, retail services and technology.

Infrastructure & utilities sector includes management and operation of the Capital Airport Expressway, the Shenzhen Shiguan Road and the operation concession of a water treatment plant in Beijing and Weifang in China.

Consumer products sector includes manufacturing, distribution and sale of beer and wine. Yanjing Brewery, currently operates 19 brewery production plants in 15 cities in China and has become one of the leading brewery group in China. Its major subsidiaries, namely Yanjing Brewery Co., Ltd. (stock code: 000729) and Fuijian Yanjing Huiquan Brewery Co., Ltd. (stock code: 600573), are listed on The Shenzhen Stock Exchange and The Shanghai Stock Exchange, respectively. This sector also includes a wine production plant located in Beijing operated by Shunxing Winery.

Retail services sector represents the operation of department stores in Beijing and other major cities in China such as Chengdu, Chongqing, Guangzhou, Wuhan, Changsha and Baotou, etc. by Beijing Wangfujing Department Store (Group) Co., Ltd., a company listed on The Shanghai Stock Exchange. (stock code: 600859).

Technology sector includes various kinds of operations. Beijing Development , which is listed on The Main Board of The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") (stock code: 154), is currently engaged in internet-related business service, information technology solutions for both hardware and software, the operation of multipurpose electronic payment cards system, on-line medical insurance and social security insurance system business. Xteam Software International Limited, one of its subsidiaries which is listed on The Growth Enterprises Market ("GEM") of the Hong Kong Stock Exchange (stock code: 8178), is currently engaged in sale of computer software and provision of related services.

Biosino Bio-Technology and Science Incorporation, an associate of the Group, is listed on the GEM of the Hong Kong Stock Exchange, (stock code: 8247) and principally engaged in manufacture, sale and distribution of in-vitro diagnostic reagents and a pharmaceutical product in China. Another company namely Ever Source Scientific and Technology Development Co., Ltd. is currently engaged in construction and installation of geothermal energy system. Save as disclosed above, the Group also takes part in other various new technology initiatives.

## | HIGHLIGHTS |

Turnover for the year amounted to HK$11 billion, representing an increase of 13.8% over last year.


HK$ billion
12.0
11.0
10.0
9.0
8.0
7.0
6.0
5.0
7.0
8.0
9.7
11.0
2002
2003
2004
2005

Profit attributable to shareholders of the Company amounted to HK$570.4 million, representing an increase of 13.3% over last year.


HK$ million
600
550
500
450
400
350
300
404
450
503
570
2002
2003
2004
2005

Basic earnings per share amounted to HK$0.92, representing an increase of HK$0.11 over last year.

A final dividend of HK20 cents per share is proposed for 2005.

# | HIGHLIGHTS |

| | **2005 year end HK$billion** | 2004 year end HK$billion |
|---|---|---|
| Total assets | **19.6** | 19.4 |
| Net Assets | **12.5** | 11.6 |
| Equity attributable to shareholders | **8.4** | 7.9 |

## Total Assets


HK$ billion
22
20
18
16
14
17.4
18.1
19.4
19.6
2002
2003
2004
2005

## Net Assets


HK$ billion
16
14
12
10
8
6
10.4
11.1
11.6
12.5
2002
2003
2004
2005

## Equity Attributable to Shareholders


HK$ billion
10
9
8
7
6
7.3
7.5
7.9
8.4
2002
2003
2004
2005



Yi Xi Qun

I am pleased to announce that Beijing Enterprises Holdings Limited (the "Company") and its subsidiaries (the "Group") have registered a sound growth in respect of each of its performance indicators for the year 2005. Profit attributable to equity holders increased by HK$ 67 million to HK$ 570 million, representing a growth of 13.3% over that of 2004. Earnings per share increased by 13.3% over that of 2004 to HK$ 0.92. The Board of Directors recommended a payment of final dividend of HK 20 cents per share.

The growth was mainly driven by three factors. Firstly, Beijing Yanjing Brewery Company Limited ("Beijing Yanjing") and Beijing Wangfujing Department Store (Group) Co., Ltd. ("Wangfujing") achieved rapid growth in operating revenue due to expanded market share through acquisitions & mergers. Secondly, during the year, the Company successfully aligned its assets portfolio and effectively materialized capital gains through disposal of certain businesses such as Beijing Sanyuan Foods Co., Ltd. ("Sanyuan Foods"), Beijing Enterprises Holdings Maglev Technology Development Co., Ltd. ("Beijing Maglev"), Beijing Enterprises (Tourism) Limited ("BE Tourism"), Beijing Qin Chang Glass Company Limited ("Qin Chang Glass") and Beijing Western Food Co., Ltd. ("Beijing Western Food"). Such disposals collectively contributed gross exceptional profit of approximately HK$ 217 million to the company and helped relieve pressure on profit growth. The Company also took the chance to make provision for the goodwill of poor-performing businesses and laid the foundation for future growth. Lastly, riding on the interest rate trend, we have timely adjusted our capital strategy and considerably reduced our finance cost.

During the year 2005, the Group adopted the following multiple measures to accelerate realization of its strategic objectives of building core competitiveness with focus on urban energy services:

Firstly, the Company further aligned our assets portfolio, achieved orderly exit of non-core businesses and divested itself of various poor-performing assets. During the year, the disposals of the Company's equity interests in operations such as Sanyuan Foods, Beijing Maglev, BE Tourism, Qin Chang Glass and Beijing Western Food were completed.

Secondly, we continued further research of development strategy. The Company is going to transform itself into a top utilities conglomerate in China with urban energy services as its core business as its strategic objective for the next few years.

Thirdly, through our investment platforms, we proactively pursued investment opportunities focusing on infrastructure and utilities projects especially toll roads, water treatment, environmental protection and clean energy, and achieved certain degree of success. In the beginning of 2006, we duly signed relevant agreements and set up a business vehicle to carry out Capital Airport Expressway north line project. Now, the project, which is scheduled to open in October 2006, is in smooth progress. Also, Water Treatment Plant 10 BOT Project has got a forceful push, as the counterparties have started to negotiate the core issues. As for energy sector, research and feasibility studies on utilization of clean energy like natural gas had been conducted.

# | CHAIRMAN'S STATEMENT |

Fourthly, we have initiated the share reform plan of Beijing Yanjing and Wangfujing, both are A-share listed companies, and achieved substantial progress thereon. Currently, the share reform plan of Beijing Yanjing has been submitted to the relevant authorities for approval. In addition, as the Company has arranged to divest itself of Wangfujing recently, Wangfujing's share reform will not be implemented under the Company.

The pros of the above mentioned share reform plan and disposal will outweigh its cons. Firstly, upon completion of the share reform plan of Beijing Yanjing, the Company's equity interests in Beijing Yanjing will become tradable shares to fairly reflect the value. Beijing Yanjing will be able to retain its listed status for financing purposes in A-share Market, which is surely beneficial to its business expansion. Secondly, the disposal of Wangfujing will help the Group to defuse the loss incurred by Wangfujing's share reform plan, and an exceptional gain of approximately HK$ 180 million is expected to be derived from such transaction to cover the major loss incurred by the share reform of Beijing Yanjing. The disposal is also expected to bring a cash flow of over HK$ 970 million for future acquisitions. What's more important is that such disposal will help further realize the Company's strategic objective to divest itself of non-core businesses in an orderly way, representing a big progress on its course of strategic transition.

Fifthly, we have further strengthened our management efforts to build management base. During the year, the Company was committed to upscale its management level and corporate governance capability. For this, we not only carried out continual reviewing and perfecting our internal rules and practices such as financial, internal and risk controls, but also made great efforts in improving team quality, implementing performance assessment, rationalizing management structure and hierarchy and deploying of management information system and so on. All these help lay solid foundation for further development of the Company.

Looking forward, the Group will take building itself into a top domestic utilities conglomerate as its strategic objective and take urban energy services as its core business, gradually realize economy of scale and strategic transition and improve its competitive capability. The Company continues to aim to maximize its shareholders value and sustain long-term development by enlisting concerted efforts of all management and staff members.

I would like to express my heartfelt gratitude to all members from our constituencies for their dedication and support in the past year!

*Chairman*

Hong Kong
11 April 2006

# BUSINESS REVIEW

## Infrastructure and Public Utilities

***Toll Roads***

The traffic volume of Beijing Capital Airport Expressway increased by 7.7 % to 45.96 million vehicles in 2005, a new record for the Expressway. Average daily traffic flow was 125,918 vehicles which was close to the designed capacity of 135,000 vehicles. The traffic volume growth for Airport Expressway will be constrained without expansion or extension to the original road structure.





The traffic volume of Shenzhen Shiguan Toll Road declined by 7.3 % to 10.07 million vehicles in 2005 mainly due to reconstruction work of certain bridge structure along the toll road.

The revenue from toll road operations increased by 9.7% to HK$477 million comparing to last year. Segment net profits attributable to the Group increased by 11.8% to 227 million.

***Water Treatment Concession***

Operating profit attributable to the Group remained steady at approximately HK$128 million. The cash return from this water treatment concession remained the major source of cash income for the Group in the year 2005.



## Consumer Products



***Beer***

The sales volume for Yanjing's brewery operations increased by 8.7% to 3.13 million tons in 2005, another record level for Yanjing. The turnover for 2005 was HK$4.556 billion, increased 30.4% comparing to last year. Yanjing has an estimated market share of 85% in Beijing city and 12% on nationwide basis. The growth in the premium sector beer market was most encouraging, sales volume increased almost 38% to 90,000 tons in 2005.



The operating profit attributable to the Group increased by 4.7% to HK$134 million. Also, the Group shared an exceptional gain of HK$12.23 million through the exercise of convertible bonds of Yanjing Brewery by the Yanjing Brewery's bondholders. The profit margin for Yanjing's beer products remained steady mainly due to effective cost control measure.

# | MANAGEMENT DISCUSSION AND ANALYSIS |

Yanjing has established and acquired 19 regional beer operations throughout the PRC and bear a total operating capacity of 4.5 million tons. Yanjing is poised to maintain its leading position in the China beer market and plans to become one of the top ten brewer in the world.

## Retail and Tourism Services

### *Retail*

The revenue of Wangfujing Department Stores jumped 45.3% to HK$4.737 billion mainly due to acquisition and opening of new stores in Beijing and other provinces in the PRC. Wangfujing operates altogether 13 medium and large scale department stores in the PRC with a total floor area of 299,043 square metres.



Riding on the strong turnover growth, net profit attributable to the Group improved to HK$15.7 million. Some of the new stores have not yet achieved economy of scale and are still suffering from operating losses. Also, the operating profits derived from department store business was largely offset by interest expenses and set up costs of new stores.





### *Tourism*

The Group is transforming into a limited diversified conglomerate with focus on infrastructure and utilities business and supplemented by consumer products sector. In order to achieve this strategic goal, the Group disposed of Jianguo Hotel last year. During the year, the Company completed the disposal of Badaling Tourism Development Ltd. as well. Only Longqingxia tourism site was left behind in this sector.

The tourism sector suffered a minor loss in 2005 due to the impairment provision for investment in Long Qing Xia. The Group will ultimately withdraw from this sector in the future.

## Technology

### *Information Technology*

Beijing Development (Hong Kong) Limited remained the Group's IT application flagship. Its consolidated turnover almost remained unchanged at HK$531 million in 2005. The Group share a net operating loss of HK$19.56 million mainly due to provision against certain receivables of services income derived in previous years. Beijing Development recently secured major system integration provision contracts for Beijing Subway system and is expected to drive revenue and profit growth in the future.



***Others***

Ever Source Science & Technology Development Co., Limited engages in the development and use of the energy (heat) of the earth's surface. After five years' practice, its development and use of surface energy (heat) is applied to buildings located in different geological conditions, area and functions. At present, its products for surface heat gathering are under proprietary intellectual property rights protection, standardized, and produced in large scale.





Since 2005, Ever Source Science & Technology Development Co., Limited has been establishing regional energy service companies as franchised operations to promote the use of surface energy (heat) as a first alternative strategic energy resource for heating.

Formerly an engineering contractor, Ever Source Science & Technology Development Co., Limited is in the process of transformation into a product supplier and a technology service supplier using an integrated technology platform as support, while sales, construction works, operation services, and supply of parts and accessories are carried out by regional companies.

The business turnover of Ever Source Science & Technology Development Co., Limited has undergone a significant fall as a result of operation mode adjustments. In 2005, a net operating loss of approximately HK$30 million of Ever Source Science & Technology Development Co., Limited was attributed to the Group. Given the implementation of the strategy of using the surface energy as a heating substitute, its business is expected to improve in the near future.

# | MANAGEMENT DISCUSSION AND ANALYSIS |

## FINANCIAL REVIEW

### Overall analysis of results

Turnover of the Group was approximately HK$11 billion for the year, increased 13.8% comparing to last year. The strong growth was driven by merger of Shuang An and Dong An department stores with Wangfujing Group in Beijing, opening of new department stores by Wangfujing Group as well as expansion of regional operations by Yanjing Brewery.


HK$ billion
12
10
8
6
4
2
0
9.7
11
2004
2005
Turnover


HK$ million
600
500
400
300
200
100
0
503
570
2004
2005
Profit attributable to shareholders

Profit attributable to shareholders of the Company for year 2005 increased by 13.3% to HK$570.4 million. Earning per share was up the same extent to HK$0.92. The healthy growth in net profit was helped by deconsolidation of loss making dairy business since the beginning of 2005. During the year, the strong revenue growth of the Capital Expressway and turnaround of Wangfujing' retail business helped to drive the operating profit growth of the Group.

Overall gross profit margin was steady at 27% mainly due to steady product price and materials costs. Selling and distribution costs increased significantly also due to consolidation of results of Shuang An and Dong An department stores as well as Huiquan Beer.

### Exceptional Profits

During the year, the Group completed the sale of equity interests in Sanyuan Foods and Badaling Tourism Development Ltd and several other smaller projects and altogether derived gross exceptional gain of approximately HK$217 million. The Group also took the chance to make provision for the diminution in value of goodwill attributing to certain non performing assets and diminution in value of some other investment projects. The net exceptional gain attributable to the Group was approximately HK$128 million.

## Cashflow and Financial Position

| | **2005 year end HK$ million** | 2004 year end HK$ million |
|---|---|---|
| Cash | **3,558** | 4,195 |
| Short-term loans | **2,505** | 2,100 |
| Long-term loans | **922** | 2,293 |
| Net cash/(debt) | **131** | (198) |
| Net debt equity ratio | **N/A** | 2.5% |

Cash position decreased by approximately HK$637 million mainly due to early partial repayment of the outstanding syndicated loans. Total bank borrowings including long term loans declined by a greater extent of HK$966 million due to receipt of certain proceeds from disposal of Sanyuan Dairy and Badaling Tourism Development Ltd. Net cash position (cash netting off bank loans and convertible bond) was HK$131 million at end of 2005.


HK$ million
200
100
0
-100
-200
-300
131
(198)
2004
2005

Net cash/(debt)

| | **2005 year end HK$ billion** | 2004 year end HK$ billion |
|---|---|---|
| Non-current assets | **12.04** | 10.88 |
| Current assets | **7.58** | 8.51 |
| Current liabilities | **6.0** | 5.32 |
| Net current assets | **1.58** | 3.19 |

Non-current assets increased by approximately HK$1.16 billion mainly due to merger of Shuangan and Dongan department stores as well as consolidation of Huiquan Beer upon acquisition of its controlling interests. Current assets at end of the year decreased significantly by HK$921 million mainly due to exclusion of relevant assets of Sanyuan upon completion of sale of its equity interests and transfer of prepaid expenditure to fixed assets by Yanjing Brewery. Current liabilities increased by HK$676 million mainly due to consolidation of Huiquan Beer and merger of Shuang An and Dong An department stores. Net current assets of the Group was HK$1.58 billion at end of 2005.

## SUBSEQUENT EVENTS

The Group has initiated the share reform plan of Beijing Yanjing Beer Ltd., an A share listed company in the Shenzhen Stock Exchange. Details and potential financial impact of the initial share reform plan was announced in a separate announcement on 31 March 2006. Upon completion of the share reform plan, the Group's equity interests in Yanjing will become tradable shares and is likely to be more valuable.

On 31 March 2006, the Group entered into conditional sale and purchase agreement to sell the entire 50.13% controlling interests in Wangfujing department Stores Ltd. The details of the transaction was announced in a separate announcement on 3 April 2006. Upon completion of the transaction, the Group is expected to derive exceptional gain of approximately HK$180 million. Also, the Group will completely withdraw from the retail and tourism sector and focus its future resources on the development and operation of utilities and infrastructure projects in Beijing area.

## CAPITALISATION

Shareholders' equity increased to approximately HK$8.44 billion while minority interests amounted to approximately HK$4.06 billion as at 31 December 2005.

## PROSPECTS

Upon completion of disposal of controlling stake in Wangfujing Department Stores Ltd, the Group will become more focused on infrastructure and utilities sector. In the mean time, the Group will remain committed to brandname beer business, continue to develop the national brandname.

In the toll road business, the Group has committed to invest and construct the northern extension of the Beijing Capital Expressway. The new extension is expected to expand total traffic volume and bring in additional revenue.

As regarding utilities business, the Group is in the process of feasibility study of new water purification project in Beijing. Also, the Group is pursuing possibility of investing in pipeline gas business in Beijing and neighbouring provinces.

## EXECUTIVE DIRECTORS

**Mr. YI Xi Qun**, aged 58, is the Chairman of the Company and Beijing Holdings Limited. He graduated from Beijing Chemical Institute in 1975 and later obtained a postgraduate degree in economics and management engineering from Tsinghua University. From 1986 to 1987, Mr. Yi was in charge of the Beijing Municipal Government Economic Structure Reform Committee and from 1987 to 1991, he served as the Chief Executive Officer of Xicheng District of Beijing. Since 1991, Mr. Yi has been an assistant to the Mayor of Beijing as well as Director of the Economic and Foreign Trade Commission of Beijing Municipality and the Management Committee of the Beijing Economic and Technology Development Zone. Mr. Yi has in-depth knowledge and a wealth of experience in macroeconomic and microeconomic management. Mr. Yi joined the Group in December 1999.

**Mr. ZHANG Hong Hai**, aged 53, is a Vice Chairman and the Chief Executive Officer of the Company. Mr. Zhang graduated from Beijing University in 1982 and subsequently obtained a postgraduate qualification in business studies at the International Business School of Hunan University and was awarded the title of Senior Economist. Mr. Zhang has worked for the Beijing Municipal Government for many years. Prior to joining the Company, Mr. Zhang was the director of the Foreign Affairs Office of the People's Government of Beijing Municipality and Hong Kong and Macao Affairs Office of the People's Government of Beijing Municipality. He also served as Vice President of the Beijing Chinese Overseas Friendship Association. Mr. Zhang initially worked as Deputy General Manager and was then promoted to Vice Chairman and General Manager of Beijing International Trust Investment Limited during the period from 1990 to 1998, and has accumulated extensive experience in corporate management. Mr. Zhang joined the Group in December 2003.

**Mr. LI Fu Cheng**, aged 51, is a Vice Chairman of the Company. Since 1983, he has held the posts of Deputy Secretary and Secretary of the Yanjing Brewing Factory, and then the Chairman and General Manager of the Yanjing Group. Mr. Li has many years of experience in the brewery industry. Mr. Li joined the Group in April 1997.

**Mr. BAI Jin Rong**, aged 55, is a Vice Chairman of the Company. He is also the Vice Board Chairman and General Manager of Beijing Enterprises Group Holdings Company Limited and Chairman of Beijing Gas Group Co., Ltd. Mr. Bai graduated from Beijing Normal University in 1985 and had worked as the Deputy Director and Director of the Policy Research Office of Beijing Chemical Industry Group, the Deputy Director of the Beijing Economic Structure Reforms Committee, the Executive Director and Executive Vice President of the Company, the Deputy Director of Beijing State-owned Assets Supervision and Administration Commission. Mr. Bai has many years of experience in economics, finance and enterprise management. Mr. Bai rejoined the Group in June 2005.

# | DIRECTORS AND SENIOR MANAGEMENT |

**Mr. GUO Ying Ming**, aged 62, is an Executive Director of the Company. He graduated from the Beijing Foreign Trade Institute in 1967. Since February 1989, he has served as General Manager, Vice Chairman and Chairman of Beijing Holdings Limited. Prior to that, from 1985 to 1988, he held the posts of Chairman and General Manager of China Resource Products (U.S.A.) Limited, the strategic investment company of the Beijing Municipal Government in the USA. He has extensive experience in international economics, foreign trade and enterprise management. From April 1997 to February 2000, Mr. Guo was the Vice Chairman and President of the Company. Mr. Guo rejoined the Group in December 2002.

**Mr. LIU Kai**, aged 52, is an Executive Director and a Vice President of the Company. Mr. Liu is responsible for the general management of Beijing Enterprises Holdings Investment Management Co., Ltd. He graduated from Tsinghua University with a bachelor's degree in mechanical engineering in 1979, and later obtained a postgraduate degree in domestic economics and management from the State Administration Institute. Prior to joining the Company, Mr. Liu served as a Senior Executive of the Beijing Transportation Bureau and the Beijing Transportation Corporation. Mr. Liu has many years of experience in economics and management. Mr. Liu joined the Group in January 2001.

**Mr. ZHENG Wan He**, aged 54, is an Executive Director of the Company. Mr. Zheng graduated from the Beijing Economic Institute in 1982. Since November 1984, he has held various posts within Wangfujing Group including the Deputy General Manager of Beijing Wangfujing Department Store and later the Vice Chairman and General Manager of Beijing Wangfujing Department Store (Group) Co., Ltd. He has many years of experience in economics, retail business and enterprise management. Mr. Zheng is presently the Vice Chairman of China Department Stores Association and China Chain Stores Association and an executive member of China United Commerce Association. Mr. Zheng joined the Group in April 1997.

**Mr. LI Man**, aged 47, a former Executive Director of the Company. Mr. Li obtained his bachelor degrees in philosophy and economics from Beijing Normal University and Beijing Polytechnic University respectively. Mr. Li served as Deputy Chief Executive of Beijing Yanqing County Administration Academy and Executive Deputy Principal of Beijing Science and Technology University, Yanqing County Branch since 1996. Mr. Li is presently the director of Beijing Badaling Special Zone Administrative Centre, the General Manager of Badaling Tourism Company and the General Manager of Badaling Tourism Development Company. He has indepth-knowledge and experience in hotel management and tourism business. Mr. Li joined the Group in August 2001 and resigned in December 2005.

**Mr. GUO Pu Jin**, aged 52, is an Executive Director of the Company. He graduated from the political education faculty of Capital Normal University in 1976 and later finished his postgraduate studies at Capital Trade and Economics University. Mr. Guo was previously the Chief Executive Officer of Da Xing District of Beijing and is currently the Chairman of Beijing Capital Expressway Development Company Limited. Mr. Guo has many years of experience in government affairs and corporate management in China. Mr. Guo joined the Group in April 2004.

**Mr. ZHOU Si**, aged 49, is an Executive Director of the Company. He is also the Deputy General Manager of Beijing Enterprises Group Holdings Company Limited. Mr. Zhou graduated from Beijing Normal University in 1978 and Tsinghua University in 1998. From 1984 to 2003, he was the Chief Officer of the General Planning Division and subsequently the Head and Deputy Director of the Planning Division of Beijing Municipal Management Commission. Since 2003, he has been the Managing Director of Beijing Gas Group Co., Ltd. He has extensive experience in economics, finance and enterprise management. Mr. Zhou joined the Group in June 2005.

**Mr. E Meng**, aged 47, is an Executive Director and a Vice President of the Company. Mr. E graduated from China Science and Technology University with a master's degree in engineering. He is a PRC senior accountant with the qualifications of PRC certified accountant, asset appraiser, certified real estate appraiser and tax appraiser. From 1988 to 1997, he was the Deputy Director of Beijing New Technology Development Zone and concurrently acting as the Director of the Department of Financial Auditing, the General Manager of Investment Operation Company, the chief accountant of Beijing Tianping Accounting Firm and the Deputy Director of the State-owned Assets Management Office of Beijing Haidian District. Mr. E has extensive experience in economics, finance and enterprise management. Mr. E joined the Group in November 1997.

## INDEPENDENT NON-EXECUTIVE DIRECTORS

**Mr. LAU Hon Chuen, Ambrose**, aged 58, holds a bachelor of law degree from the University of London and is a Solicitor of the Supreme Court of Hong Kong, a China-Appointed Attesting Officer and a Notary Public. Mr. Lau is also a member of the National Committee of the Chinese People's Political Consultative Conference and the Selection Committee For the First Government of the Hong Kong Special Administrative Region ("HKSAR") and a Non-official Justice of the Peace. He was the President of the Law Society of Hong Kong from 1992 to 1993. Mr. Lau was a member of the Preparatory Committee for the HKSAR and the Legislative Council of Hong Kong. Mr. Lau joined the Group in April 1997.

# I DIRECTORS AND SENIOR MANAGEMENT I

**Dr. LEE Tung Hai, Leo,** *GBS, LLD, JP*, aged 84, is the Chairman of Tung Tai Group of Companies and an independent non-executive director or a non-executive director of several publicly listed companies in Hong Kong. He is a member of a number of public services committees and heads many social service organisations, including as an Adviser of the Advisory Board of Tung Wah Group of Hospitals, Chairman of Association of Chairmen of the Tung Wah Group of Hospitals, Chairman of Friends of Hong Kong Association and Vice President of China Overseas Friendship Association. He served as a Standing Committee member of the eighth and ninth Chinese People's Political Consultative Conference National Committee; an Adviser on Hong Kong Affairs to the Hong Kong & Macau Affairs Office of the State Council and Xinhua News Agency, Hong Kong Branch; a member of the Preparatory Committee for the Hong Kong Special Administrative Region; and a member of the Selection Committee of the First Government of the Hong Kong Special Administrative Region. Dr Lee has been honoured with awards by different governments, including Cavaliere di Gran Croce of Italy, O.B.E. of Great Britain, Chevalier Legion d'Honneur of France, Commandeur de l'Ordre de Leopold II of Belgium and Gold Bauhinia Star of the Hong Kong Special Administrative Region Government of the People's Republic of China. Dr. Lee has extensive experience in business management. Dr. Lee joined the Group in April 1997.

**Mr. WANG Xian Zhang**, aged 63, graduated from the Northeast Finance & Economics University, China in 1965. He has been involved in the insurance industry since 1970, and was Chairman of the Board and President of China Life Insurance Company Limited, Vice Chairman and Vice President of The People's Insurance Company of China, Vice Chairman and President of China Insurance H.K. (Holdings) Company Limited, Chairman of The Ming An Insurance Company (Hong Kong), Limited, Chairman of China Reinsurance Company (Hong Kong) Limited, a Director of several financial institutions such as Bank of China, CITIC Ka Wah Bank Limited, Top Glory Insurance Co. (Bermuda) Ltd. Mr. Wang is now President of the Insurance Association of China and Vice President of the Insurance Institute of China. Mr. Wang joined the Group in April 1997.

**Mr. WU Jiesi**, aged 54, holds a doctorate degree in Economics. He conducted post-doctoral research work in theoretical economics at the Nankai University in the PRC and was conferred the professorship qualification by the Nankai University in 2001. During the period from 1984 to 1995, Mr. Wu worked at the Industrial and Commercial Bank of China in a number of positions, including as the President of Shenzhen Branch. From 1995 to 1998, Mr. Wu was Vice Mayor of Shenzhen Municipal Government and from 1998 to 2000 he was the assistant to the Governor of Guangdong province. He was the Chairman of Guangdong Yue Gang Investment Holdings Company Limited and GDH Limited, the Honorary President of Guangdong Investment Limited and Guangdong Tannery Limited. At present, he is the managing director and chief executive officer of Hopson Development Holdings Limited, an independent non-executive director of China Insurance International Holdings Company Limited, a non-executive director of China Water Affairs Group Limited and an independent director of China Merchants Bank Co., Ltd. He has extensive experience in finance and management. Mr. Wu joined the Group in July 2004.

**Mr. Robert A. THELEEN**, aged 60, is the Chairman, founder and Co-Chief Executive Officer of China Vest, Ltd., a Shanghai-based Merchant Bank. Mr. Theleen was a pioneer in the private equity investment industry in China where, in 1982, he launched one of the first venture capital funds investing in China. Mr. Theleen is also a Trustee of the Asia Foundation and an active member of the business community in Shanghai where he resides. He was educated at Duquesne University and at the American School of Management in the United States where he obtained his master's degree in business administration in 1970. He is also a member of the Advisory Board of the Hopkins-Nanjing Center in Nanjing, China. Mr. Theleen joined the Group in July 2004.

## SENIOR MANAGEMENT

**Mr. JIANG Xin Hao**, aged 41, is a Vice President of the Company. Mr. Jiang graduated from Fudan University in 1987 with a bachelor's degree in law, and then in 1992 with a master's degree in law. Mr. Jiang was a lecturer at Beijing University between 1992 and 1995. From 1995 to 1997, Mr. Jiang was a Deputy General Manager of Jingtai Finance Company in Hong Kong, and subsequently a Director and Vice President of BHL Industrial Investment Company. From 1997 to February 2005, Mr. Jiang was a Director and the Chief Executive Officer of Tramford International Limited, a public company listed on Nasdaq. Mr. Jiang was a Manager of the investment development department of Beijing Holdings Limited and a General Manager of Beijing BHL Investment Center between May 2000 and February 2005. He served as a Policy Analyst of the Chinese State Commission of Restructuring Economic System from 1987 to 1989. Mr. Jiang has many years of experience in economics, finance and corporate management. Mr. Jiang joined the Group in February 2005.

**Mr. TAM Chun Fai Jimmy**, aged 44, is the Financial Controller and the Company Secretary of the Company. Mr. Tam graduated from the Hong Kong Polytechnic University with a bachelor's degree in accountancy and is a regular member of Chartered Financial Analyst and a member of Hong Kong Institute of Certified Public Accountants. Mr. Tam has extensive experience in auditing and corporate advisory services with major international accounting firms. He was involved in floatation and audit work of a wide variety of businesses, including electronics, electrical appliances, athletic shoes manufacturing, banking, insurance, securities and property development. Mr. Tam joined the Group in April 1997.

# REPORT OF THE DIRECTORS

The directors present their report and the audited financial statements of the Company and the Group for the year ended 31 December 2005.

## PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. Details of the principal activities of the principal subsidiaries are set out in note 19 to the financial statements. During the year, the Group discontinued its hotel operations and its tourism operations in Badaling Great Wall, a scenic area in Beijing, the People's Republic of China (the "PRC"), further details of which are included in note 52(b)(v) to the financial statements. There were no other changes in the nature of the Group's principal activities during the year.

## RESULTS AND DIVIDENDS

The Group's profit for the year ended 31 December 2005 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 38 to 186.

An interim dividend of HK$0.10 per ordinary share was paid on 9 November 2005. The directors recommend the payment of a final dividend of HK$0.20 per ordinary share in respect of the year to shareholders on the register of members on 15 June 2006. This recommendation has been incorporated in the financial statements as an allocation of retained profits within the equity section of the balance sheet.

## SUMMARY FINANCIAL INFORMATION

A summary of the published results, and assets, liabilities and total equity of the Group for the last five financial years, as extracted from the audited financial statements and restated and reclassified as appropriate, is set out on pages 187 to 188. This summary does not form part of the audited financial statements.

## PROPERTY, PLANT AND EQUIPMENT, AND INVESTMENT PROPERTIES

Details of movements in the property, plant and equipment, and investment properties of the Company and the Group during the year are set out in notes 14 and 15 to the financial statements, respectively. Further details of the Group's investment properties are set out on pages 189 to 190.

## SHARE OPTIONS AND CONVERTIBLE BONDS

Details of movements in the Company's share options and the Group's convertible bonds during the year, together with the reasons therefor, are set out in notes 35 and 38 to the financial statements, respectively.

## PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

## RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 36(b) to the financial statements and in the consolidated statement of changes in equity, respectively.

## DISTRIBUTABLE RESERVES

At 31 December 2005, the Company's reserves available for distribution, calculated in accordance with the provisions of Section 79B of the Companies Ordinance, amounted to HK$5,183,578,000, of which HK$124,500,000 has been proposed as a final dividend for the year. In addition, the Company's share premium account, in the amount of HK$4,839,497,000, may be distributed in the form of fully paid bonus shares.

## MAJOR CUSTOMERS AND MAJOR SUPPLIERS

In the year under review, sales to the Group's five largest customers and purchases from the Group's five largest suppliers accounted for less than 30% of the Group's turnover and total purchases for the year, respectively.

# REPORT OF THE DIRECTORS

## DIRECTORS

The directors of the Company during the year were:

### Executive directors:

| | |
|---|---|
| Mr. Yi Xi Qun *(Chairman)* | |
| Mr. Zhang Hong Hai *(Vice Chairman and Chief Executive Officer)* | |
| Mr. Li Fu Cheng *(Vice Chairman)* | |
| Mr. Bai Jin Rong *(Vice Chairman)* | (appointed on 17 June 2005) |
| Mr. Guo Ying Ming | |
| Mr. Liu Kai *(Vice President)* | |
| Mr. Zheng Wan He | |
| Mr. Li Man | (resigned on 23 December 2005) |
| Mr. Guo Pu Jin | |
| Mr. Zhou Si | (appointed on 17 June 2005) |
| Mr. E Meng *(Vice President)* | (appointed on 17 June 2005) |

### Independent non-executive directors:

Mr. Lau Hon Chuen, Ambrose
Dr. Lee Tung Hai, Leo
Mr. Wang Xian Zhang
Mr. Wu Jiesi
Mr. Robert A. Theleen

In accordance with articles 96 and 105(A) of the Company's articles of association and the recommendation of the board of directors, Messrs. Bai Jin Rong, Guo Ying Ming, Guo Pu Jin, Zhou Si, E Meng, Lee Tung Hai, Leo and Wang Xian Zhang will retire and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

The Company has received annual confirmations of independence from each of the five independent directors of the Company, and as at the date of this report still considers them to be independent.

## DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES

Biographical details of the directors of the Company and the senior management of the Group are set out on pages 15 to 19 of the annual report.

## DIRECTORS' SERVICE CONTRACTS

Mr. Yi Xi Qun has a service contract with the Company for a term of five years commencing on 1 June 2003 with an unexpired period of approximately 29 months as at 31 December 2005. This service contract, which was entered into before 1 February 2004, is exempt from the shareholders' approval requirement under Rule 13.68 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") which has taken effect since 1 February 2004.

Each of Messrs. Zhang Hong Hai, Liu Kai and E Meng has a service contract with the Company for a term of three years commencing on 3 December 2003, 16 January 2004 and 17 June 2005, respectively, with respective unexpired periods of approximately 11 months, 12 months and 29 months as at 31 December 2005.

Apart from the foregoing, no director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

## DIRECTORS' REMUNERATION

The directors' fees are subject to shareholders' approval at general meetings. Other emoluments are determined by the Company's board of directors with reference to directors' duties, responsibilities and performance and the results of the Group as well as the recommendation of the remuneration committee. Further details of the Company's remuneration committee are set out in the corporate governance report on pages 31 to 35 of the annual report.

## DIRECTORS' INTERESTS IN CONTRACTS

No director had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company, or any of its holding companies, subsidiaries and fellow subsidiaries was a party during the year.

## DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 31 December 2005, the interests and short positions of the directors and the chief executive in the share capital and underlying shares of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules (the "Model Code"), were as follows:

### Long positions in underlying shares of the Company and its associated corporations:

The interests of the directors in the share options of the Company and Beijing Development (Hong Kong) Limited, an indirectly held subsidiary of the Company, are separately disclosed in note 35 to the financial statements.

### Long positions in shares of associated corporations:

| Name of director | Name of associated corporation | Number of ordinary shares held | Percentage of the associated corporation's issued share capital |
|---|---|---|---|
| Mr. Li Fu Cheng | Beijing Yanjing Brewery Company Limited ("Yanjing Brewery")@ | 30,628# | 0.0030 |
| Mr. Zheng Wan He | Beijing Wangfujing Department Store (Group) Co., Ltd.@ | 45,738# | 0.0116 |

@ All these associated corporations are indirectly held subsidiaries of the Company

# All interests are directly beneficially owned by the directors

## DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES *(Continued)*

Save as disclosed above, as at 31 December 2005, none of the directors or the chief executive had registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

## DIRECTORS' RIGHTS TO ACQUIRE SHARES OR CONVERTIBLE BONDS

During the year, Mr. Li Fu Cheng, a director of the Company, received 10,209 bonus shares of Yanjing Brewery based upon the 20,419 shares of Yanjing Brewery that he owned.

Apart from the foregoing and save as disclosed under the heading "Directors' and chief executive's interests and short positions in shares and underlying shares" above and in the share option scheme disclosures in note 35 to the financial statements, at no time during the year were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any director or their respective spouse or minor children, or were any such rights exercised by them; or was the Company, or any of its holding companies, subsidiaries and fellow subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

# | REPORT OF THE DIRECTORS |

## CONTRACT OF SIGNIFICANCE

On 6 September 2005, the Company entered into an equity transfer agreement with Canfort Investment Limited, a wholly-owned subsidiary of Beijing Holdings Limited ("BHL"), the ultimate holding company of the Company, to conditionally dispose of the Company's 63.75% equity interest in 北京控股磁懸浮技術發展有限公司 (Beijing Enterprises Holdings Maglev Technology Development Co., Ltd.)("Beijing Maglev") to Canfort Investment Limited for a cash consideration of RMB38,190,000 (approximately HK$36,721,000). Beijing Maglev is a Sino-foreign joint venture established in the PRC and principally engaged in the research and development of magnetic levitation technology and provision of related services.

On the same date, Space Express Limited, a wholly-owned subsidiary of the Company, entered into an equity transfer agreement with Beijing Holdings (BVI) Limited, a wholly-owned subsidiary of BHL, to conditionally dispose of its 100% equity interest in Beijing Enterprises (Tourism) Limited ("BE Tourism") to Beijing Holdings (BVI) Limited for a cash consideration of RMB336,835,000 (approximately HK$323,880,000). BE Tourism is an investment holding company and the major asset of which is its 75% equity interest in 北京八達嶺旅遊股份有限公司 (Beijing Badaling Tourism Co., Ltd.), which is a Sino-foreign joint venture established in the PRC and principally engaged in the operations of tourism businesses in Badaling Great Wall, a scenic area in Beijing, the PRC, and a hotel in Yanqing County, Beijing, the PRC, and the holding of a 36.25% equity interest in Beijing Maglev.

Contract terms of the above two transactions have been reviewed by an independent board committee comprising all the independent non-executive directors of the Company, who has confirmed that the transactions were fair and reasonable as far as the shareholders of the Company are concerned. Further details of the transactions undertaken in connection with these contracts during the year are included in note 52(b)(v) to the financial statements.

## SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 31 December 2005, the following interests and short positions of 5% or more of the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

### Long positions:

| | | Number of ordinary shares held, capacity and nature of interest | | | | |
|---|---|---|---|---|---|---|
| **Name** | *Notes* | **Directly beneficially owned** | **Through controlled corporations** | **Person having a security interest in Shares** | **Total** | **Percentage of the Company's issued share capital** |
| Modern Orient Limited | | 100,050,000 | – | – | 100,050,000 | 16.07 |
| Beijing Enterprises Investments Limited | *(a)* | 273,950,000 | 100,050,000 | – | 374,000,000 | 60.08 |
| BHL | *(b)* | – | 374,000,000 | – | 374,000,000 | 60.08 |
| Deutsche Bank Aktiengesellschaft | | 82,105,500 | – | 12,624,700 | 94,730,200 | 15.22 |

*Notes:*

(a) The interest disclosed includes the shares owned by Modern Orient Limited. Modern Orient Limited is held directly as to 100% by Beijing Enterprises Investments Limited. Accordingly, Beijing Enterprises Investments Limited is deemed to be interested in the shares owned by Modern Orient Limited.

(b) The interest disclosed includes the shares owned by Beijing Enterprises Investments Limited and Modern Orient Limited. Beijing Enterprises Investments Limited, the holding company of Modern Orient Limited, is held indirectly as to 72.72% by BHL. Accordingly, BHL is deemed to be interested in the shares owned by Beijing Enterprises Investments Limited and Modern Orient Limited.

## SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES *(Continued)*

### Short positions:

| | | Number of ordinary shares held, capacity and nature of interest | | | | |
|---|---|---|---|---|---|---|
| **Name** | *Notes* | **Directly beneficially owned** | **Through controlled corporations** | **Person having a security interest in Shares** | **Total** | **Percentage of the Company's issued share capital** |
| Beijing Enterprises Investments Limited | *(a)* | 60,000,000 | – | – | 60,000,000 | 9.64 |
| BHL | *(b)* | – | 60,000,000 | – | 60,000,000 | 9.64 |
| Deutsche Bank Aktiengesellschaft | | 20,395,000 | – | 1,939,000 | 22,334,000 | 3.59 |

*Notes:*

(a) Beijing Enterprises Investments Limited lent 60,000,000 shares of the Company it owned to Deutsche Bank Aktiengesellschaft on 30 November 2005.

(b) The interest disclosed includes the shares owned by Beijing Enterprises Investments Limited. Beijing Enterprises Investments Limited is held indirectly as to 72.72% by BHL. Accordingly, BHL is deemed to be interested in the shares owned by Beijing Enterprises Investments Limited.

Save as disclosed above, as at 31 December 2005, no person, other than the directors of the Company, whose interests are set out in the section "Directors' and chief executive's interests and short positions in shares and underlying shares" above, had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

## CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS

Connected transactions and continuing connected transactions undertaken by the Group during the year are set out in note 52 to the financial statements.

The independent non-executive directors of the Company have reviewed and confirmed that the continuing connected transactions undertaken by the Group were entered into (i) in the ordinary and usual course of business of the Group; (ii) either on normal commercial terms or on terms no less favourable to the Group than terms available to or from independent third parties; (iii) in accordance with the relevant agreements governing the transactions on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole; and (iv) within the prescribed limits as set out in the waiver letters in respect of connected transactions granted by the Stock Exchange to the Company.

## EVENTS AFTER THE BALANCE SHEET DATE

Details of the significant events after the balance sheet date of the Group are set out in note 53 to the financial statements.

## LOAN AGREEMENT WITH COVENANTS RELATING TO SPECIFIC PERFORMANCE OF THE CONTROLLING SHAREHOLDERS

In accordance with the disclosure requirements of Rule 13.21 of the Listing Rules, the following disclosures are included in respect of the Company's syndicated loan facility, which contains covenants requiring performance obligations of the Company's holding companies.

In 2001, the Company obtained a five-year US$180 million syndicated loan facility. The loan agreement includes certain conditions imposing specific performance obligations on the Company's holding companies, among which are the following events which would constitute an event of default on the loan facility:

1. If the beneficial interest in more than 50% of the entire issued capital of the Company ceases to be owned by persons or entities controlled by the Beijing Municipal People's Government of China; or

2. If any of the Company's holding companies stops or suspends payments to its creditors generally, or is unable to or admits its inability to pay off its debts as and when they fall due, or is declared or becomes bankrupt or insolvent.

# | REPORT OF THE DIRECTORS |

## SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the directors, at least 25% of the Company's total issued share capital was held by the public as at the date of this report.

## AUDITORS

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD

*Chairman*

Hong Kong
11 April 2006

# GENERAL

Saved as disclosed below, the Company has complied with all the applicable code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") for the year ended 31 December 2005.

# DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") as set out in Appendix 10 of the Listing Rules for securities transactions by directors of the Company (the "Directors"). All the members of the board of Directors (the "Board") have confirmed, following specific enquiry by the Company, that they have complied with the required standard as set out in the Model Code throughout the year ended 31 December 2005. The Model Code also applies to other specified senior management of the Company.

# BOARD OF DIRECTORS

## Composition and role

The Board comprises of ten Executive Directors and five Independent Non-executive Directors. The principal focus of the Board is on the overall strategic development of the Group, while the management is principally responsible for the Group's business operations. The Board also monitors the financial performance and the internal controls of the Group's business operations.

The Company has complied with Rule 3.10(1) of the Listing Rules to appoint at least three Independent Non-executive Directors. In addition, at least one Independent Non-executive Director possesses appropriate professional accounting qualifications or financial management expertise in accordance with Rule 3.10(2) of the Listing Rules. The Board considers that all Independent Non-executive Directors meet the specific independence criteria as required by the Listing Rules. The Company has received from each Independent Non-executive Director an annual confirmation or confirmation of his independence pursuant to Rule 3.13 of the Listing Rules and the Company still considers such Directors to be independent.

During the year, more than four Board meetings (of which two were regular semi-yearly meetings, others were irregular meetings) were held. This deviates from code provision A.1.1. The Directors consider it is more efficient to hold Board meetings to address emerging issues as appropriate. Sufficient measures have been taken to ensure that there is efficient communication among the Directors.

# I CORPORATE GOVERNANCE REPORT I

The individual attendance of each director is set out below:

| Name of Director | Regular Board Meetings | Irregular Board Meetings | Independent Board Committee Meetings |
|---|---|---|---|
| Mr. Yi Xi Qun | 2/2 | 2/2 | – |
| Mr. Zhang Hong Hai | 2/2 | 2/2 | – |
| Mr. Li Fu Cheng | 2/2 | 2/2 | – |
| Mr. Bai Jin Rong* | 1/1 | 1/1 | – |
| Mr. Guo Ying Ming | 2/2 | 1/2 | – |
| Mr. Liu Kai | 2/2 | 2/2 | – |
| Mr. Zheng Wan He | 2/2 | 2/2 | – |
| Mr. Li Man (resigned on 23 December 2005) | 2/2 | 2/2 | – |
| Mr. Guo Pu Jin | 2/2 | 2/2 | – |
| Mr. Zhou Si* | 1/1 | 1/1 | – |
| Mr. E Meng* | 1/1 | 1/1 | – |
| Mr. Lau Hon Chuen, Ambrose | 0/2 | 1/1 | 1/1 |
| Dr. Lee Tung Hai, Leo | 2/2 | 1/1 | 1/1 |
| Mr. Wang Xian Zhang | 1/2 | 0/1 | 1/1 |
| Mr. Wu Jiesi | 0/2 | 1/1 | 1/1 |
| Mr. Robert A. Theleen | 1/2 | 0/1 | 1/1 |

* These Directors were appointed during the second half of the year 2005 and accordingly were only entitled to attend two Board meetings during the year ended 31 December 2005.

## Chairman and Chief Executive Officer

The chairman of the Company is Mr. Yi Xi Qun and the chief executive officer of the Company is Mr. Zhang Hong Hai. The Company has complied with code provision A.2.1 which stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

## Non-executive Directors

The Non-executive Directors of the Company (all are Independent Non-executive Directors) are not appointed for specific terms, which deviates from the requirement of code provision A.4.1. However, in view of the fact that they are subject to retirement by rotation in accordance with the Company's Articles of Association, the Company considers that there are sufficient measures to ensure that the corporate governance standard of the Company is not less exacting than that of the code provisions.

# | CORPORATE GOVERNANCE REPORT |

## Remuneration Committee

The Remuneration Committee was established in 2005 and the current members include:

Mr. Wu Jiesi – Committee Chairman
Dr. Lee Tung Hai, Leo
Mr. Liu Kai

The majority of the Remuneration Committee members are Independent Non-executive Directors. The Remuneration Committee advises the Board on the Company's overall policy and structure for the remuneration of Directors and senior management of the Company. The Remuneration Committee ensures that no director of the Company or any of his associate is involved in deciding his own remuneration. The Company has adopted the terms of reference of the Remuneration Committee in accordance with code provision B.1.3. A copy of the terms of reference is posted on the Company's website.

In determining the emolument payable to Directors, the Remuneration Committee takes into consideration factors such as salaries paid by comparable companies, time commitment and responsibilities of the Directors, and employment conditions elsewhere in the Group.

The Remuneration Committee meets regularly to determine the policy for the remuneration of Directors and assess performance of Executive Directors and certain senior management of the Company. During the year, one Remuneration Committee meeting was held, the individual attendance of each member is set out below:

| Name of director | Number of meetings attended |
|---|---|
| Mr. Wu Jiesi | 1/1 |
| Dr. Lee Tung Hai, Leo | 1/1 |
| Mr. Liu Kai | 1/1 |

## Compensation Policy

The objective of the compensation policy of the Company is to provide an equitable and competitive compensation package so as to attract and retain the best employees to serve corporate needs. The compensation package for each employee is structured to include: base salary which is fixed to commensurate with market rate and each individual's experience and ability; share options granted with reference to an individual employee's position, performance and ability to contribute to the overall corporate success (the granting of share options is subject to shareholders' mandates as required and all applicable laws and regulations of relevant jurisdictions); and other customary and/or mandatory benefits to employees, such as retirement fund scheme, insurance and paid holiday, with reference to prevailing practices in relevant jurisdictions.

## AUDITORS' REMUNERATION

For the year ended 31 December 2005, the auditors of the Company only provided audit services to the Company.

## AUDIT COMMITTEE

The current members of the Audit Committee are:

Dr. Lee Tung Hai, Leo – Committee Chairman
Mr. Wang Xian Zhang
Mr. Wu Jiesi

All Audit Committee members are Independent Non-executive Directors. The Board considers that each Audit Committee member has broad commercial experience and there is a suitable mix of expertise in business, accounting and financial management on the Audit Committee. The composition and members of the Audit Committee complies with the requirements under Rule 3.21 of the Listing Rules. The Company has adopted the written terms of reference which describe the authority and duties of the Audit Committee in accordance with code provision C.3.3. A copy of the terms of reference is posted on the Company's website.

The Audit Committee meets regularly to review the reporting of financial and other information to shareholders, the effectiveness and objectivity of the audit process. The Audit Committee also provides an important link between the Board and the Company's auditors in matters coming within the scope of its terms of reference and keeps under review the independence and objectivity of the auditors.

The Audit Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed financial reporting matters including a review of the accounts for the year ended 31 December 2005.

During the year ended 31 December 2005, two Audit Committee meetings were held and the individual attendance of each member is set out below:

| Name of director | Number of meetings attended |
|---|---|
| Dr. Lee Tung Hai, Leo | 2/2 |
| Mr. Wang Xian Zhang | 2/2 |
| Mr. Wu Jiesi | 2/2 |

## DIRECTORS' AND AUDITORS' RESPONSIBILITY STATEMENTS

The Directors acknowledged responsibility for reviewing the accounts of the Company prepared by the Executive Board for the year ended 31 December 2005 and ensuring the accounts are prepared in accordance with the Hong Kong Financial Reporting Standards. A statement by the auditors about their reporting responsibilities is contained in the Auditors' Report.

The Board confirmed that it has taken the same view from that of the Audit Committee regarding the appointment of the external auditors.

# REPORT OF THE AUDITORS

ERNST & YOUNG
安永會計師事務所

To the members
**Beijing Enterprises Holdings Limited**
*(Incorporated in Hong Kong with limited liability)*

We have audited the financial statements on pages 38 to 186 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

## RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

## BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Ernst & Young

*Certified Public Accountants*
Hong Kong
11 April 2006

# CONSOLIDATED INCOME STATEMENT

*Year ended 31 December 2005*

| | Notes | 2005 HK$'000 | 2004 HK$'000 |
|---|---|---|---|
| TURNOVER | 4 | | |
| Continuing operations | | **11,000,613** | 8,779,956 |
| Discontinued operation | 10(a) | **–** | 885,684 |
| | | **11,000,613** | 9,665,640 |
| Cost of sales | | **(8,025,369)** | (7,005,934) |
| Gross profit | | **2,975,244** | 2,659,706 |
| Interest income | 4 | **73,165** | 44,751 |
| Other revenue and gains, net | 4 | **447,642** | 362,779 |
| Selling and distribution costs | | **(1,166,479)** | (835,106) |
| Administrative expenses | | **(1,037,236)** | (1,095,343) |
| Other operating expenses, net | | **(254,757)** | (225,923) |
| Fair value gains on investment properties, net | | **13,635** | 13,785 |
| PROFIT FROM OPERATING ACTIVITIES | 5 | **1,051,214** | 924,649 |
| Finance costs | 6 | **(156,220)** | (138,048) |
| Share of profits and losses of: | | | |
| Jointly-controlled entities | 20(c) | **(26,892)** | 56,453 |
| Associates | 21(c) | **21,793** | 51,175 |
| PROFIT/(LOSS) BEFORE TAX | | | |
| Continuing operations | | **809,908** | 1,018,762 |
| Discontinued operation | 10(a) | **79,987** | (124,533) |
| | | **889,895** | 894,229 |
| TAX | 9 | | |
| Continuing operations | | **(175,086)** | (233,156) |
| Discontinued operation | 10(a) | **–** | 3,687 |
| | | **(175,086)** | (229,469) |
| PROFIT/(LOSS) FOR THE YEAR | | | |
| Continuing operations | | **634,822** | 785,606 |
| Discontinued operation | 10(a) | **79,987** | (120,846) |
| | | **714,809** | 664,760 |

*Year ended 31 December 2005*

| | Notes | 2005<br>HK$'000 | 2004<br>HK$'000 |
|---|---|---|---|
| ATTRIBUTABLE TO: | | | |
| Shareholders of the Company: | | | |
| Continuing operations | | **490,435** | 571,892 |
| Discontinued operation | | **79,987** | (68,704) |
| | 11 | **570,422** | 503,188 |
| Minority interests | | **144,387** | 161,572 |
| | | **714,809** | 664,760 |
| DIVIDENDS | 12 | | |
| Interim | | **62,250** | 62,250 |
| Proposed final | | **124,500** | 124,500 |
| | | **186,750** | 186,750 |
| EARNINGS PER SHARE ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY | 13 | | |
| Basic for profit for the year | | **HK$0.92** | HK$0.81 |
| Basic for profit from continuing operations | | **HK$0.79** | HK$0.92 |
| Diluted for profit for the year | | **HK$0.90** | HK$0.79 |
| Diluted for profit from continuing operations | | **HK$0.78** | HK$0.90 |

# | CONSOLIDATED BALANCE SHEET |

*31 December 2005*

| | Notes | 2005 HK$'000 | 2004 HK$'000 |
|---|---|---|---|
| ASSETS | | | |
| Non-current assets: | | | |
| Property, plant and equipment | 14 | **8,037,017** | 6,338,571 |
| Investment properties | 15 | **446,820** | 342,722 |
| Prepaid land premiums | 16 | **377,320** | 430,193 |
| Goodwill | 17 | **275,777** | 330,198 |
| Other intangible assets | 18 | **1,517,866** | 1,560,413 |
| Interests in jointly-controlled entities | 20 | **182,918** | 556,678 |
| Interests in associates | 21 | **248,849** | 590,869 |
| Properties under development | 24 | **–** | 132,032 |
| Trade and bills receivables | 28 | **33,202** | 69,310 |
| Other receivables | 29 | **313,782** | 176,881 |
| Pledged bank balances | 22 | **34,684** | 8,743 |
| Available-for-sale financial assets | 23 | **510,037** | 285,056 |
| Deferred tax assets | 40 | **67,772** | 62,747 |
| Total non-current assets | | **12,046,044** | 10,884,413 |
| Current assets: | | | |
| Prepaid land premiums | 16 | **12,684** | 8,176 |
| Properties under development | 24 | **322,301** | – |
| Properties held for sale | 25 | **39,406** | 62,990 |
| Inventories | 26 | **1,574,923** | 1,239,969 |
| Amounts due from customers for contract work | 27 | **25,238** | 16,915 |
| Trade and bills receivables | 28 | **928,709** | 790,034 |
| Other receivables | 29 | **1,055,066** | 825,359 |
| Financial assets at fair value through profit or loss | 31 | **45,551** | 50,202 |
| Taxes recoverable | | **37,415** | 20,167 |
| Pledged bank balances | 22 | **15,557** | 45,168 |
| Cash and cash equivalents | 32 | **3,508,055** | 4,141,464 |
| | | **7,564,905** | 7,200,444 |
| Assets of a disposal group and non-current assets classified as held for sale | 33 | **19,319** | 1,304,733 |
| Total current assets | | **7,584,224** | 8,505,177 |
| TOTAL ASSETS | | **19,630,268** | 19,389,590 |

# | CONSOLIDATED BALANCE SHEET |

*31 December 2005*

| | Notes | 2005 HK$'000 | 2004 HK$'000 |
|---|---|---|---|
| EQUITY AND LIABILITIES | | | |
| Equity attributable to shareholders of the Company: | | | |
| Issued capital | *34* | **62,250** | 62,250 |
| Reserves | *36(a)(i)* | **8,256,191** | 7,694,348 |
| Proposed final dividend | *12* | **124,500** | 124,500 |
| | | **8,442,941** | 7,881,098 |
| Minority interests | | **4,064,052** | 3,720,099 |
| TOTAL EQUITY | | **12,506,993** | 11,601,197 |
| Non-current liabilities: | | | |
| Bank and other borrowings | *37* | **373,311** | 1,705,134 |
| Convertible bonds | *38* | **548,785** | 587,424 |
| Other long term liabilities | *39* | **32,682** | 8,466 |
| Deferred tax liabilities | *40* | **168,527** | 163,735 |
| Total non-current liabilities | | **1,123,305** | 2,464,759 |
| Current liabilities: | | | |
| Trade and bills payables | *41* | **1,165,555** | 765,782 |
| Amounts due to customers for contract work | *27* | **48,580** | 51,770 |
| Other payables and accruals | *42* | **1,839,417** | 1,544,281 |
| Taxes payable | *43* | **395,132** | 368,369 |
| Bank and other borrowings | *37* | **2,505,132** | 2,099,637 |
| | | **5,953,816** | 4,829,839 |
| Liabilities directly associated with assets of a disposal group and non-current assets classified as held for sale | *33* | **46,154** | 493,795 |
| Total current liabilities | | **5,999,970** | 5,323,634 |
| TOTAL LIABILITIES | | **7,123,275** | 7,788,393 |
| TOTAL EQUITY AND LIABILITIES | | **19,630,268** | 19,389,590 |

**Yi Xi Qun**
*Director*

**Zhang Hong Hai**
*Director*

# | CONSOLIDATED STATEMENT OF CHANGES IN EQUITY |

*Year ended 31 December 2005*

| | | Attributable to shareholders of the Company | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Notes | Issued capital HK$'000 | Share premium account HK$'000 | Capital reserve HK$'000 (note 36(a) (iii)) | Property revaluation reserve HK$'000 | Investment revaluation reserve HK$'000 | Exchange fluctuation reserve HK$'000 | PRC reserve funds HK$'000 (note 36(a) (ii)) | Retained profits HK$'000 | Proposed final dividend HK$'000 | Total HK$'000 | Minority interests HK$'000 | Total equity HK$'000 |
| At 1 January 2004 | | 62,250 | 4,839,497 | (351,281) | 24,837 | - | 34,966 | 603,433 | 2,226,076 | 112,050 | 7,551,828 | 3,547,265 | 11,099,093 |
| Exchange realignment | | - | - | - | - | - | 382 | - | - | - | 382 | 269 | 651 |
| *Fair value adjustments of* available-for-sale financial assets | | - | - | - | - | (44,300) | - | - | - | - | (44,300) | - | (44,300) |
| Impairment of available-for-sale financial assets recognised during the year in the income statement | | - | - | - | - | 44,300 | - | - | - | - | 44,300 | - | 44,300 |
| *Total income and expense for the year recognised directly in equity* | | - | - | - | - | - | *382* | - | - | - | *382* | *269* | *651* |
| Profit for the year | | - | - | - | - | - | - | - | 503,188 | - | 503,188 | 161,572 | 664,760 |
| *Total recognised income and expense for year* | | - | - | - | - | - | *382* | - | *503,188* | - | *503,570* | *161,841* | *665,411* |
| Capital contribution from minority interests | | - | - | - | - | - | - | - | - | - | - | 152,890 | 152,890 |
| Acquisition of interests in subsidiaries | | - | - | - | - | - | - | - | - | - | - | 69,389 | 69,389 |
| Acquisition of minority interests | | - | - | - | - | - | - | - | - | - | - | (52,650) | (52,650) |
| Disposal of interests in subsidiaries | | - | - | - | - | - | (3) | - | 3 | - | - | (43,148) | (43,148) |
| Deemed disposal of interest in a subsidiary | | - | - | 24,654 | - | - | - | (2,644) | (22,010) | - | - | (20,715) | (20,715) |
| Disposal of interests in jointly-controlled entities | | - | - | - | (24,837) | - | (709) | (1,644) | 27,190 | - | - | - | - |
| Deemed disposal of interest in a jointly-controlled entity | | - | - | - | - | - | - | (65) | 65 | - | - | - | - |
| Disposal of interest in an associate | | - | - | - | - | - | (2,349) | (66,059) | 68,408 | - | - | - | - |
| Deemed disposal of interest in an associate | | - | - | (1,219) | - | - | - | (218) | 1,437 | - | - | - | - |
| Goodwill released upon disposal of interest in a jointly-controlled entity | *20(a)* | - | - | 40,757 | - | - | - | - | (40,757) | - | - | - | - |
| Goodwill released upon disposal of interest in an associate | *21(a)* | - | - | 74,167 | - | - | - | - | (74,167) | - | - | - | - |
| Final 2003 dividend declared | | - | - | - | - | - | - | - | - | (112,050) | (112,050) | - | (112,050) |
| Interim 2004 dividend | 12 | - | - | - | - | - | - | - | (62,250) | - | (62,250) | - | (62,250) |
| Proposed final 2004 dividend | 12 | - | - | - | - | - | - | - | (124,500) | 124,500 | - | - | - |
| Dividends paid to minority shareholders | | - | - | - | - | - | - | - | - | - | - | (94,773) | (94,773) |
| Transfer to reserves | | - | - | 2,237 | - | - | - | 87,798 | (90,035) | - | - | - | - |
| At 31 December 2004 | | 62,250 | 4,839,497* | (210,685)* | -* | -* | 32,287* | 620,601* | 2,412,648* | 124,500 | 7,881,098 | 3,720,099 | 11,601,197 |

# CONSOLIDATED STATEMENT OF CHANGES [illegible] EQUITY

*Year ended 31 December 2005*

| | Notes | Attributable to shareholders [illegible]y | | | | | | | | | | Minority interests HK$'000 | Total equity HK$'000 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Issued capital HK$'000 | Share premium account HK$'000 | Capital reserve HK$'000 *(note 36(a) (iii))* | Property revaluation reserve HK$'000 | Investment revaluation reserve HK$'000 | Exchange fluctuation reserve HK$'000 | [illegible]C [illegible]ve [illegible]ds [illegible]000 [illegible]36(a) (ii)) | Retained profits HK$'000 | Proposed final dividend HK$'000 | Total HK$'000 | | |
| At 1 January 2005 | | 62,250 | 4,839,497 | (210,685) | - | - | 32,[illegible] | 20,601 | 2,412,648 | 124,500 | 7,881,098 | 3,720,099 | 11,601,197 |
| Exchange realignment | | - | - | - | - | - | 141,[illegible] | - | - | - | 141,984 | 72,145 | 214,129 |
| Fair value gain on revaluation of a building upon transfer to investment properties | 14 | - | - | - | 12,332 | - | | - | - | - | 12,332 | 380 | 12,712 |
| Gain on minority interest on deemed capital contribution | | - | - | 33,589 | - | - | | - | - | - | 33,589 | (33,589) | - |
| *Total income and expense for the year recognised directly in equity* | | - | - | *33,589* | *12,332* | - | *141,9[illegible]* | - | - | - | *187,905* | *38,936* | *226,841* |
| Profit for the year | | - | - | - | - | - | | - | 570,422 | - | 570,422 | 144,387 | 714,809 |
| *Total recognised income and expense for year* | | - | - | *33,589* | *12,332* | - | *141,984* | - | *570,422* | - | *758,327* | *183,323* | *941,650* |
| Capital contribution from minority interests | | - | - | - | - | - | - | - | - | - | - | 69,996 | 69,996 |
| Deemed capital contribution in respect of an interest-free loan from a minority shareholder | | - | - | - | - | - | - | - | - | - | - | 82,767 | 82,767 |
| Acquisition of interests in subsidiaries | | - | - | - | - | - | - | - | - | - | - | 457,884 | 457,884 |
| Acquisition of minority interests | | - | - | - | - | - | - | - | - | - | - | (2,490) | (2,490) |
| Disposal of interests in subsidiaries | | - | - | (136,328) | - | - | (4,932) | (21,458) | 157,786 | - | (4,932) | (361,386) | (366,318) |
| Deemed disposal of interest in a subsidiary | | - | - | 15,980 | - | - | - | (1,667) | (14,313) | - | - | (14,498) | (14,498) |
| Disposal of interests in jointly-controlled entities | | - | - | (2,277) | - | - | (5,434) | (6,579) | 9,488 | - | (4,802) | - | (4,802) |
| Goodwill released upon disposal of interest in a subsidiary | 17 | - | - | 79,457 | - | - | - | - | (79,457) | - | - | - | - |
| Goodwill released upon disposal of interest in a jointly-controlled entity | 20(a) | - | - | 118,431 | - | - | - | - | (118,431) | - | - | - | - |
| Final 2004 dividend declared | | - | - | - | - | - | - | - | - | (124,500) | (124,500) | - | (124,500) |
| Interim 2005 dividend | 12 | - | - | - | - | - | - | - | (62,250) | - | (62,250) | - | (62,250) |
| Proposed final 2005 dividend | 12 | - | - | - | - | - | - | - | (124,500) | 124,500 | - | - | - |
| Dividends paid to minority shareholders | | - | - | - | - | - | - | - | - | - | - | (71,643) | (71,643) |
| Transfer to reserves | | - | - | 17,099 | - | - | (20) | 121,360 | (138,439) | - | - | - | - |
| **At 31 December 2005** | | **62,250** | **4,839,497*** | **(84,734)*** | **12,332*** | **-*** | **163,885*** | **712,257*** | **2,612,954*** | **124,500** | **8,442,941** | **4,064,052** | **12,506,993** |

* These reserve accounts comprise the consolidated reserves of HK$8,256,191,000 (2004: HK$7,694,348,000) in the consolidated balance sheet.

# CONSOLIDATED CASH FLOW STATEMENT

*Year ended 31 December 2005*

| | Notes | 2005 HK$'000 | 2004 HK$'000 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | | |
| Profit before tax | | **889,895** | 894,229 |
| Adjustments for: | | | |
| Fair value gains on investment properties, net | | **(13,635)** | (13,785) |
| Finance costs | 6 | **156,220** | 138,048 |
| Share of profits and losses of jointly-controlled entities and associates | | **5,099** | (107,628) |
| Depreciation | 5 | **594,861** | 592,985 |
| Amortisation of operating concessions | 5 | **102,605** | 101,367 |
| Amortisation of management information systems | 5 | **1,887** | 1,886 |
| Amortisation of licences | 5 | **1,491** | 1,435 |
| Impairment of property, plant and equipment | 5 | **3,780** | 29,386 |
| Impairment of goodwill | 5 | **59,658** | 17,512 |
| Impairment of licences | 5 | **12,000** | – |
| Impairment of deferred development costs | 5 | **5,870** | – |
| Impairment of available-for-sale financial assets | 5 | **1,083** | 44,300 |
| Impairment on an amount due from an associate | 5 | **4,500** | 474 |
| Impairment on trade receivables | 5 | **48,398** | 34,855 |
| Impairment on other receivables | 5 | **22,445** | 60,300 |
| Interest income | 4 | **(73,165)** | (44,751) |
| Investment income | 4 | **(3,271)** | (3,053) |
| Excess over the cost of acquisition of a subsidiary and minority interests | 4 | **(3,677)** | (35,767) |
| Loss on disposal of property, plant and equipment, net | 5 | **5,556** | 14,370 |
| Gain on disposal of investment properties | 4 | **(2,466)** | (238) |
| (Gain)/loss on disposal of interests in subsidiaries, net | 5 | **(81,097)** | 6,433 |
| Gain on deemed disposal of interest in a subsidiary | 4 | **(14,498)** | (20,715) |
| Gain on disposal of interests in jointly-controlled entities | 4 | **(120,273)** | – |
| Loss on deemed disposal of interest in a jointly-controlled entity | 5 | **316** | 680 |
| Gain on disposal of interests in associates | 4 | **–** | (96,766) |
| (Gain)/loss on deemed disposal of an interest in an associate | 5 | **927** | (369) |
| Gain on disposal of available-for-sale financial assets | 4 | **(1,514)** | (6,298) |
| Gain on disposal of financial assets at fair value through profit or loss, net | 4 | **(2,074)** | (841) |
| Fair value losses on financial assets at fair value through profit or loss, net | 5 | **4,132** | 4,570 |
| Operating profit before working capital changes | | **1,605,053** | 1,612,619 |

# | CONSOLIDATED CASH FLOW STATEMENT |

*Year ended 31 December 2005*

| | Notes | 2005 HK$'000 | 2004 HK$'000 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | | |
| Operating profit before working capital changes | | **1,605,053** | 1,612,619 |
| Decrease in prepaid land premiums | | **64,049** | 15,709 |
| Increase in properties under development | | **(190,269)** | (11,058) |
| Decrease in properties held for sale | | **23,584** | 465,786 |
| Increase in inventories | | **(220,048)** | (305,424) |
| Increase in amounts due from customers for contract work | | **(8,323)** | (10,165) |
| Increase in trade and bills receivables | | **(143,136)** | (207,404) |
| Increase in other receivables | | **(88,085)** | (302,687) |
| Purchases of financial assets at fair value through profit or loss | | **(6,871)** | (40,082) |
| Proceeds from disposal of financial assets at fair value through profit or loss | | **9,464** | 34,916 |
| Increase in taxes recoverable | | **(17,355)** | (1,240) |
| Increase in trade and bills payables | | **340,926** | 108,220 |
| Increase/(decrease) in amounts due to customers for contract work | | **(3,190)** | 25,954 |
| Increase in other payables and accruals | | **385,268** | 36,749 |
| Increase/(decrease) in other taxes payable | | **49,008** | (5,096) |
| Increase/(decrease) in other long term liabilities | | **24,216** | (29,787) |
| Exchange adjustments | | **10,981** | 896 |
| Cash generated from operations | | **1,835,272** | 1,387,906 |
| Dividends received from jointly-controlled entities and associates | | **25,405** | 98,978 |
| Hong Kong profits tax paid | | **(590)** | (712) |
| Mainland China income tax paid | | **(201,078)** | (187,418) |
| Overseas income tax paid | | **(1,097)** | (486) |
| Net cash inflow from operating activities | | **1,657,912** | 1,298,268 |

# CONSOLIDATED CASH FLOW STATEMENT

*Year ended 31 December 2005*

| | Notes | 2005 HK$'000 | 2004 HK$'000 |
|---|---|---|---|
| CASH FLOWS FROM INVESTING ACTIVITIES | | | |
| Purchases of property, plant and equipment | 6, 14 | **(1,366,308)** | (1,058,061) |
| Proceeds from disposal of property, plant and equipment | | **52,895** | 121,906 |
| Proceeds from disposal of investment properties | | **3,474** | 6,679 |
| Purchases of other intangible assets | 18 | **(2,668)** | (15,642) |
| Acquisition of subsidiaries | 44 | **(77,326)** | 223,920 |
| Acquisition of minority interests | | **(1,874)** | (27,382) |
| Disposal of subsidiaries | 45 | **80,675** | (14,333) |
| Acquisition of and increase in investments in jointly-controlled entities and associates | | **(47,369)** | (258,166) |
| Proceeds from disposal of interests in jointly-controlled entities and associates | | **392,277** | 355,722 |
| Deposit paid for acquisition of interests in companies | 29(a)(ii) | **(36,743)** | (156,827) |
| Net (increase)/decrease in amounts due from/to jointly-controlled entities and associates | | **18,880** | (7,422) |
| Purchases of available-for-sale financial assets | | **(133,891)** | (10,828) |
| Proceeds from disposal of available-for-sale financial assets | | **1,814** | 41,512 |
| Decrease/(increase) in time deposits with maturity of more than three months when acquired | | **677,737** | (142,926) |
| Decrease in pledged bank balances | | **3,670** | 10,620 |
| Interest received | | **58,132** | 44,751 |
| Investment income received | | **3,271** | 3,053 |
| Net cash outflow from investing activities | | **(373,354)** | (883,424) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | | |
| Capital contributions from minority shareholders | | **19,917** | 80,870 |
| New loans | | **2,500,426** | 2,886,896 |
| Repayment of loans | | **(3,536,684)** | (2,549,491) |
| Interest paid | 6 | **(156,524)** | (139,152) |
| Dividends paid | | **(186,750)** | (174,300) |
| Dividends paid to minority shareholders | | **(71,643)** | (94,773) |
| Net cash inflow/(outflow) from financing activities | | **(1,431,258)** | 10,050 |

# | CONSOLIDATED CASH FLOW STATEMENT |

*Year ended 31 December 2005*

| | Notes | **2005 HK$'000** | 2004 HK$'000 |
|---|---|---|---|
| NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS | | **(146,700)** | 424,894 |
| Cash and cash equivalents at beginning of year | | **3,507,843** | 3,083,000 |
| Effect of foreign exchange rate changes, net | | **56,431** | (51) |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | | **3,417,574** | 3,507,843 |
| ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS | | | |
| Cash and bank balances | *32* | **2,917,382** | 2,990,437 |
| Cash equivalents | *32* | **59,326** | 41,136 |
| Time deposits | *32* | **581,588** | 1,163,802 |
| Cash and cash equivalents attributable to the discontinued operation | *10(b)* | **–** | 134,597 |
| | | **3,558,296** | 4,329,972 |
| *Less:* Pledged bank balances | *22* | **(50,241)** | (53,911) |
| Time deposits with maturity of more than three months when acquired | | **(90,481)** | (768,218) |
| | | **3,417,574** | 3,507,843 |

# BALANCE SHEET

*31 December 2005*

| | Notes | 2005 HK$'000 | 2004 HK$'000 |
|---|---|---|---|
| ASSETS | | | |
| Non-current assets: | | | |
| Property, plant and equipment | 14 | **41,994** | 40,668 |
| Investment properties | 15 | **134,000** | 134,000 |
| Interests in subsidiaries | 19 | **5,059,879** | 5,915,236 |
| Interests in jointly-controlled entities | 20 | **(13,616)** | (789) |
| Interests in associates | 21 | **46,168** | 145,247 |
| Other receivables | 29 | **139,944** | 4,055 |
| Available-for-sale financial assets | 23 | **141,437** | 80,462 |
| Total non-current assets | | **5,549,806** | 6,318,879 |
| Current assets: | | | |
| Trade and bills receivables | 28 | **4,844** | 3,742 |
| Other receivables | 29 | **236,080** | 178,477 |
| Financial assets at fair value through profit or loss | 31 | **34,629** | 37,091 |
| Cash and cash equivalents | 32 | **192,507** | 489,459 |
| Total current assets | | **468,060** | 708,769 |
| TOTAL ASSETS | | **6,017,866** | 7,027,648 |
| EQUITY AND LIABILITIES | | | |
| Equity: | | | |
| Issued capital | 34 | **62,250** | 62,250 |
| Reserves | 36(b) | **5,059,078** | 5,357,018 |
| Proposed final dividend | 12 | **124,500** | 124,500 |
| TOTAL EQUITY | | **5,245,828** | 5,543,768 |
| Non-current liabilities: | | | |
| Bank and other borrowings | 37 | **–** | 1,400,850 |
| Current liabilities: | | | |
| Bank and other borrowings | 37 | **664,775** | – |
| Other payables and accruals | 42 | **97,617** | 73,906 |
| Taxes payable | 43 | **9,646** | 9,124 |
| Total current liabilities | | **772,038** | 83,030 |
| TOTAL LIABILITIES | | **772,038** | 1,483,880 |
| TOTAL EQUITY AND LIABILITIES | | **6,017,866** | 7,027,648 |

**Yi Xi Qun**
*Director*

**Zhang Hong Hai**
*Director*

## 1. CORPORATE INFORMATION

Beijing Enterprises Holdings Limited (the "Company") is a limited liability company incorporated in Hong Kong.

During the year, the Company and its subsidiaries (collectively the "Group") were involved in the following principal activities:

- production, distribution and sale of consumer products, including beer and processed food products in Beijing and other provinces in the People's Republic of China (the "PRC")
- investment in transportation infrastructure, including the Capital Airport Expressway, which connects the Capital Airport and the city centre of Beijing, and the Shenzhen Shiguan Road and Bridge, which is located in Shenzhen Municipality, the PRC
- the provision of tourism services in Badaling Great Wall (discontinued during the year – *note 52(b)(v)*) and Longqingxia, scenic areas in Beijing
- the provision of hotel services in Beijing, the PRC (discontinued during the year – *note 52(b)(v)*)
- the provision of retail services in Beijing and certain other cities in the PRC
- investment in commercial and residential properties in Beijing and Hong Kong
- operation of a water purification and treatment plant in Beijing
- property construction and development
- the provision of telecommunications and information technology ("IT") related services
- construction of geothermal energy systems and provision of related installation services
- restaurant operations in the PRC, Thailand, Indonesia, Singapore and Malaysia

As at 31 December 2005 and the date of approval of these financial statements, the immediate holding company of the Company is Beijing Enterprises Investments Limited, which is incorporated in the British Virgin Islands, and in the opinion of the directors, the ultimate holding company is Beijing Holdings Limited ("BHL"), which is incorporated in Hong Kong.

## 2.1 BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the Companies Ordinance. They have been prepared under the historical cost convention, except for (i) the periodic remeasurement of hotel and investment properties, and certain financial assets at fair value; and (ii) a disposal group and non-current assets held for sale, which are stated at the lower of carrying amount and fair value less costs to sell, as further explained in note 2.4 to the financial statements. These financial statements are presented in Hong Kong dollars ("HK$") and all values are rounded to the nearest thousand (HK$'000) except when otherwise indicated.

### Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2005. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The acquisition of subsidiaries during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.

## 2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

The following new and revised HKFRSs are relevant to the Group and became effective in the current year for the preparation of these financial statements:

- HKAS 1 (Revised) "Presentation of Financial Statements"
- HKAS 16 (Revised) "Property, Plant and Equipment"
- HKAS 27 (Revised) "Consolidated and Separate Financial Statements"
- HKAS 39 (Revised) "Financial Instruments: Recognition and Measurement"
- HKAS 40 (Revised) "Investment Property"
- HKFRS 3 (Revised) "Business Combinations"
- HK-Int 4 "Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases"

The new and revised HKFRSs have had no material impact on the accounting policies of the Group and the Company and the methods of computation in the Group's and the Company's financial statements.

## 2.3 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised HKFRSs, which have been issued but are not yet effective, in these financial statements. Unless otherwise stated, these HKFRSs are effective for annual periods beginning on or after 1 January 2006:

- HKAS 1 Amendment "Capital Disclosures"
- HKAS 19 Amendment "Actuarial Gains and Losses, Group Plans and Disclosures"
- HKAS 21 Amendment "Net Investment in a Foreign Operation"
- HKAS 39 Amendment "Cash Flow Hedge Accounting of Forecast Intragroup Transactions"
- HKAS 39 Amendment "The Fair Value Option"
- HKAS 39 & HKFRS 4 Amendments "Financial Guarantee Contracts"
- HKFRSs 1 & 6 Amendments "First-time Adoption of Hong Kong Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources"
- HKFRS 6 "Exploration for and Evaluation of Mineral Resources"
- HKFRS 7 "Financial Instruments: Disclosures"
- HK(IFRIC)-Int 4 "Determining whether an Arrangement contains a Lease"
- HK(IFRIC)-Int 5 "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds"
- HK(IFRIC)-Int 6 "Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment"
- HK(IFRIC)-Int 7 "Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies"

The HKAS 1 Amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 will replace HKAS 32 and has modified the disclosure requirements of HKAS 32 relating to financial instruments. This HKFRS shall be applied for annual periods beginning on or after 1 January 2007.

## 2.3 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS *(continued)*

In accordance with the amendments to HKAS 39 regarding financial guarantee contracts, financial guarantee contracts are initially recognised at fair value and are subsequently measured at the higher of (i) the amount determined in accordance with HKAS 37 and (ii) the amount initially recognised, less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18.

The HKAS 19 Amendment, HKAS 39 Amendment regarding cash flow hedge accounting of forecast intragroup transactions, HKFRSs 1 and 6 Amendments, HKFRS 6, HK(IFRIC)-Int 5, HK (IFRIC)-Int 6 and HK(IFRIC)-Int 7 do not apply to the activities of the Group. HK(IFRIC)-Int 6 and HK(IFRIC)-Int 7 shall be applied for annual periods beginning on or after 1 December 2005 and 1 March 2006, respectively.

The HKAS 21 Amendment prescribes the accounting treatment on recognition of exchange differences in respect of net investment in foreign operations.

Except as stated above, the Group expects that the adoption of the pronouncements listed above will not have any significant impact on the Group's financial statements in the period of initial application.

## 2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Subsidiaries

A subsidiary is an entity in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any accumulated impairment losses.

## 2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Joint ventures

A joint venture is an entity set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture entity and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture is treated as:

(a) a subsidiary, if the Group/Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors;

(b) a jointly-controlled entity, if the Group/Company does not have unilateral control, but has joint control, directly or indirectly, over the joint venture;

(c) an associate, if the Group/Company does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture's registered capital and is in a position to exercise significant influence over the joint venture; or

(d) an available-for-sale financial asset accounted for in accordance with HKAS 39, if the Group/Company holds, directly or indirectly, less than 20% of the joint venture's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture.

## 2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Jointly-controlled entities

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. Where the profit sharing ratio is different to the Group's equity interest, the share of post-acquisition results of the jointly-controlled entities is determined based on the agreed profit sharing ratio. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any accumulated impairment losses. Goodwill arising on the acquisition of jointly-controlled entities, which was not previously eliminated against the consolidated capital reserve, is included as part of the Group's interests in jointly-controlled entities. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

The results of jointly-controlled entities are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in jointly-controlled entities are treated as non-current assets and are stated at cost less any accumulated impairment losses.

### Associates

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. Where the profit sharing ratio is different to the Group's equity interest, the share of post-acquisition results of the associates is determined based on the agreed profit sharing ratio. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any accumulated impairment losses. Goodwill arising on the acquisition of associates, which was not previously eliminated against the consolidated capital reserve, is included as part of the Group's interests in associates. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

The results of associates are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in associates are treated as non-current assets and are stated at cost less any accumulated impairment losses.

## 2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is a jointly-controlled entity;

(c) the party is an associate;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d);

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or

(g) the party is a post-employment benefit plan for the benefit of the employees of the Group, or of any entity that is a related party of the Group.

## 2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Goodwill

Goodwill arising on the acquisition of subsidiaries, jointly-controlled entities and associates represents the excess of the cost of the business combination over the Group's interest in the net fair value of the acquirees' identifiable assets acquired, and liabilities and contingent liabilities assumed as at the date of acquisition.

*Goodwill on acquisitions for which the agreement date is on or after 1 January 2004*

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset, initially measured at cost and subsequently at cost less any accumulated impairment losses. In the case of jointly-controlled entities and associates, goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

The carrying amount of goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

- is not larger than a segment based on either the Group's primary or the Group's secondary reporting format determined in accordance with HKAS 14 "Segment Reporting".

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

An impairment loss recognised for goodwill is not reversed in a subsequent period.

## 2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Goodwill *(continued)*

*Goodwill previously eliminated against the consolidated capital reserve*
Prior to the adoption of SSAP 30 "Business Combinations" in 2001, goodwill arising on acquisition was eliminated against the consolidated capital reserve in the year of acquisition. On the adoption of HKFRS 3, such goodwill remains eliminated against the consolidated capital reserve and is transferred to retained profits as a movement in reserves when all or part of the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

### Excess over the cost of business combinations

Any excess of the Group's interest in the net fair value of the acquirees' identifiable assets, liabilities and contingent liabilities over the cost of acquisition of subsidiaries, jointly-controlled entities and associates, after reassessment, is recognised immediately in the income statement.

The excess for jointly-controlled entities and associates is included in the Group's share of the jointly-controlled entities' and associates' profit or loss in the period in which the investments are acquired.

### Impairment of assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, construction contract assets, deferred tax assets, financial assets, investment properties, goodwill and non-current assets/disposal group classified as held for sale), the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

## 2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Impairment of assets *(continued)*

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/ amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

### Property, plant and equipment (previously referred to as "fixed assets") and depreciation

*Hotel property*

Hotel property is an interest in a hotel building and its integral fixed plant which is collectively used in the operation of the hotel. Following initial recognition at cost, the hotel property is carried at a revalued amount which is the fair value at the date of the revaluation less any subsequent accumulated depreciation on such property and accumulated impairment losses. Fair value is determined by reference to its open market value on the basis of annual professional valuation performed at the end of each financial year. Accumulated depreciation as at the revaluation date is eliminated against the gross carrying amount of the hotel property and the net amount is restated to the revalued amount of the hotel property.

## 2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Property, plant and equipment (previously referred to as "fixed assets") and depreciation *(continued)*

*Hotel property (continued)*
Changes in the carrying amount of the hotel property as a result of a revaluation are dealt with as movements in the property revaluation reserve. If this reserve is insufficient to cover a deficit, the excess of the deficit is charged to the income statement. Any subsequent revaluation surplus is credited to the income statement to the extent of the deficit previously charged.

Depreciation of the hotel property is calculated on the straight-line basis to write off the valuation of the hotel property over its estimated useful life of 40 years.

On derecognition of the hotel property, the relevant portion of the property revaluation reserve realised in respect of previous valuations is transferred to retained profits as a movement in reserves.

*Other property, plant and equipment*
Other property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses. When an item of property, plant and equipment is classified as held for sale or when it is part of a disposal group classified as held for sale, it is not depreciated and is accounted for in accordance with HKFRS 5 "Non-current Assets Held for Sale and Discontinued Operations", as further explained in the accounting policy for "Non-current assets and disposal groups held for sale".

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalised as an additional cost of that asset or as a replacement.

## 2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Property, plant and equipment (previously referred to as "fixed assets") and depreciation *(continued)*

*Other property, plant and equipment (continued)*

Depreciation of the expressway and related structures is calculated on the unit of usage basis whereby the annual depreciation amount is determined based on the actual traffic volume for the year to the projected total traffic volume of the expressway over the remaining unexpired lease terms.

Depreciation of other property, plant and equipment is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment to its estimated residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

| | |
|---|---|
| Buildings | 2% to 10% |
| Leasehold improvements | Over the lease terms or 5 to 10 years, whichever is shorter |
| Plant and machinery | 5% to 20% |
| Furniture, fixtures and office equipment | 10% to 20% |
| Motor vehicles | 10% to 20% |

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the income statement in the period the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

## 2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Property, plant and equipment (previously referred to as "fixed assets") and depreciation *(continued)*

*Construction in progress*

Construction in progress represents buildings, structures, plant and machinery and other property, plant and equipment under construction or installation and is stated at cost less any accumulated impairment losses, and is not depreciated. Cost comprises direct costs of construction, installation and testing as well as capitalised borrowing costs on related borrowed funds during the period of construction or installation. Construction in progress is reclassified to the appropriate category of property, plant and equipment or investment properties when completed and ready for use.

### Investment properties

Investment properties are interests in land and buildings (including the leasehold interest under an operating lease for property which would otherwise meet the definition of an investment property) held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs, and not depreciated. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date.

Gains or losses arising from changes in the fair values of investment properties are included in the income statement in the period in which they arise.

Any gains or losses on the retirement or disposal of an investment property are recognised in the income statement in the period of the retirement or disposal.

For a transfer from investment properties to owner-occupied properties or inventories, the deemed cost of property for subsequent accounting is its fair value at the date of change in use.

## 2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Investment properties *(continued)*

When a property occupied by the Group as an owner-occupied property becomes an investment property, any difference between the carrying amount and the fair value of the property at the date of change in use is accounted for as follows:

(a) any resulting decrease in the carrying amount of the property is recognised in the income statement in the period the change in use took place.

(b) any resulting increase in the carrying amount is credited to the income statement, to the extent the increase reverses a previous impairment loss for that property, or restores the carrying amount of the property to an amount that would have been determined (net of any depreciation) had no impairment loss been recognised for the property in prior years; and any remaining part of the increase in the carrying amount is credited directly to equity in the property revaluation reserve. On subsequent disposal of the property, the relevant portion of the property revaluation reserve realised is transferred to retained profits as a movement in reserves.

For a transfer from inventories to investment properties, any difference between the fair value of the property at that date and its previous carrying amount is recognised in the income statement.

When the Group completes the construction or development of a self-constructed investment property, any difference between the fair value of the property at the completion date and its previous carrying amount is recognised in the income statement.

### Non-current assets and disposal groups held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition, subject only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable.

Non-current assets and disposal groups (other than investment properties, deferred tax assets and financial assets) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell.

| NOTES TO FINANCIAL STATEMENTS |

*31 December 2005*

## 2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets, and rentals receivable under the operating leases are credited to the income statement on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases, net of any incentives received from the lessor, are charged to the income statement on the straight-line basis over the lease terms.

Prepaid land premiums under operating leases are initially stated at cost and subsequently recognised on the straight-line basis over the lease terms. When the lease payments cannot be allocated reliably between the land and buildings elements, the entire lease payments are included in the cost of the buildings as a finance lease in property, plant and equipment.

### Intangible assets (other than goodwill)

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each balance sheet date.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortised. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

An intangible asset is derecognised on disposal or no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the income statement in the period the intangible asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant intangible asset.

## 2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Intangible assets (other than goodwill) *(continued)*

*Operating concessions*

Operating concessions represent the rights to operate a water treatment plant and a toll road, and to sell entrance tickets in a scenic area, and are stated at cost less accumulated amortisation and any accumulated impairment losses. Amortisation is provided on the straight-line basis over the respective periods of the operating concessions granted to the Group of 20 to 40 years.

*Management information systems*

Management information systems are stated at cost less accumulated amortisation and any accumulated impairment losses. Amortisation is provided on the straight-line basis over their estimated useful lives of 10 years.

*Licences*

Licences are stated at cost less accumulated amortisation and any accumulated impairment losses. Amortisation is provided on the straight-line basis over their estimated useful lives of 5 to 10 years.

*Research and development costs*

All research costs are charged to the income statement as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset arising from the projects so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred.

Deferred development costs are stated at cost less accumulated amortisation and any accumulated impairment losses. Amortisation is provided on the straight-line basis over the commercial lives of the underlying products, subject to a maximum of 20 years, commencing from the date when the products are put into commercial production.

# I NOTES TO FINANCIAL STATEMENTS I

*31 December 2005*

## 2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Investments and other financial assets

Financial assets in the scope of HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables or available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, i.e., the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

*Financial assets at fair value through profit or loss*

Financial assets classified as held for trading are included in the category "financial assets at fair value through profit or loss". Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Gains or losses on investments held for trading are recognised in the income statement.

*Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

*Available-for-sale financial assets*

Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity securities that are designated as available for sale or are not classified in any of the other two categories. After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses recognised as movements in the investment revaluation reserve, until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in the investment revaluation reserve is included in the income statement.

When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any accumulated impairment losses.

## 2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Investments and other financial assets *(continued)*

*Fair value*
The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and option pricing models.

### Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

*Assets carried at amortised cost*
If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in profit or loss.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

## 2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Impairment of financial assets *(continued)*

*Available-for-sale financial assets carried at cost*

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are recognised in profit or loss and are not reversed.

*Available-for-sale financial assets carried at fair value*

If an available-for-sale financial asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from the investment revaluation reserve to the income statement. Impairment losses on equity instruments classified as available for sale are not reversed through profit or loss.

### Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;

- the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay in full without material delay to a third party under a "pass-through" arrangement; or

- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

## 2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Derecognition of financial assets *(continued)*

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

### Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.

Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the amortisation process.

### Convertible bonds

The component of convertible bonds that exhibits characteristics of a liability is recognised as a liability in the balance sheet, net of transaction costs. On issuance of convertible bonds, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond; and this amount is carried as a long term liability on the amortised cost basis until extinguished on conversion or redemption. The remainder of the proceeds is allocated to the conversion option that is recognised and included in shareholders' equity, net of transaction costs. The carrying amount of the conversion option is not remeasured in subsequent years.

Transaction costs are apportioned between the liability and equity components of the convertible bonds based on the allocation of proceeds to the liability and equity components when the instruments are first recognised.

## 2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in profit or loss.

### Properties under development

Properties under development represent properties developed for sale and are stated at cost less any accumulated impairment losses. Cost comprises the prepaid land premiums for land together with any other direct costs attributable to the development of the properties, borrowing costs and professional fees capitalised during the development period.

Properties under development which are expected to be completed within 12 months from the balance sheet date are classified as current assets.

### Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost includes all development expenditure, applicable borrowing costs and other direct costs attributable to such properties. Net realisable value is determined by reference to prevailing market prices on an individual property basis.

### Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the first-in, first-out basis or weighted average basis, and in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on the estimated selling prices less any estimated costs to be incurred to completion and disposal.

## 2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Construction contracts

Contract revenue comprises the agreed contract amount and appropriate amounts from variation orders, claims and incentive payments. Contract costs incurred comprise direct materials, the costs of subcontracting, direct labour and an appropriate proportion of variable and fixed construction overheads.

Revenue from fixed price construction contracts is recognised on the percentage of completion method, measured by reference to the proportion of costs incurred to date to the estimated total cost of the relevant contract.

Revenue from cost plus construction contracts is recognised on the percentage of completion method, by reference to the recoverable costs incurred during the period plus the related fee earned, measured by the proportion of costs incurred to date to the estimate total cost of the relevant contract.

Provision is made for foreseeable losses as soon as they are anticipated by management.

Where contract costs incurred to date plus recognised profits less recognised losses exceed progress billings, the surplus is treated as an amount due from customer for contract work.

Where progress billings exceed contract costs incurred to date plus recognised profits less recognised losses, the surplus is treated as an amount due to customer for contract work.

### Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, and assets similar in nature to cash, which are not restricted as to use.

## 2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

Provisions for product warranties granted by the Group on certain products are recognised based on sales volume and past experience of the level of repairs and returns, discounted to their present value as appropriate.

### Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries and associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

## 2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Income tax *(continued)*

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries and associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

# NOTES TO FINANCIAL STATEMENTS

*31 December 2005*

## 2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments or is deducted from the carrying amount of the asset and released to the income statement by way of a reduced depreciation/amortisation charge.

### Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods and pre-sale of properties under development for which the agreements were entered into after January 2004, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods or the properties sold;

(b) toll revenue, rental and hotel income, on an accrual basis;

(c) from the sale of completed properties, upon execution of the sale agreements;

(d) from construction contracts, on the percentage of completion basis, as further explained in the accounting policy for "Construction contracts" above;

(e) from the rendering of services, when the services are rendered;

(f) interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset;

(g) from the trading of listed or unlisted investments, on the trade dates; and

(h) other investment income, when the right to receive payment has been established.

## 2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Employee benefits

*Share-based payment transactions*
The Company, Beijing Development (Hong Kong) Limited ("Beijing Development") and Xteam Software International Limited ("Xteam"), each operates a share option scheme for the granting of non-transferable options, for the purpose of providing incentives and rewards, to eligible participants who contribute to the success of the operations of the Group, the Beijing Development group and the Xteam group, respectively. Employees (including directors) of the respective groups receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments ("equity-settled transactions").

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company, Beijing Development and Xteam ("market conditions"), if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expense recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the income statement for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

# | NOTES TO FINANCIAL STATEMENTS |

*31 December 2005*

## 2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Employee benefits *(continued)*

*Share-based payment transactions (continued)*
Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

The Group has adopted the transitional provisions of HKFRS 2 "Share-based Payment" in respect of equity-settled awards and has applied HKFRS 2 only to equity-settled awards granted after 7 November 2002 that had not vested on or before 31 December 2003 and to those granted on or after 1 January 2004.

Upon the exercise of share options, the resulting shares issued are recorded by the Company, Beijing Development or Xteam as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company, Beijing Development or Xteam in the respective share premium accounts. Options which are cancelled prior to their exercise date, or which lapse, are deleted from the register of outstanding options.

*Paid leave carried forward*
The Group provides paid annual leave to certain of its employees under their employment contracts on a calendar year basis. Under certain circumstances, such leave which remains untaken as at the balance sheet date is permitted to be carried forward and utilised by the respective employees in the following year. An accrual is made at the balance sheet date for the expected future cost of such paid leave earned during the year by the employees and carried forward.

## 2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Employee benefits *(continued)*

*Employment Ordinance long service payments*
Certain of the Group's employees have completed the required number of years of service to the Group in order to be eligible for long service payments under the Employment Ordinance in the event of the termination of their employment. The Group is liable to make such payments in the event that such a termination of employment meets the circumstances specified in the Employment Ordinance.

A provision is recognised in respect of the probable future long service payments expected to be made. The provision is based on the best estimate of the probable future payments which have been earned by the employees from their service to the Group to the balance sheet date.

*Pension costs*
The Group has joined a number of defined contribution pension schemes organised by certain PRC provincial or municipal governments for certain of its employees, the assets of which are held separately from those of the Group. Contributions made are based on a percentage of the eligible employees' salaries and are charged to the income statement as they become payable, in accordance with the rules of the pension schemes. The employer contributions vest fully once made.

For those employees that have not yet joined a pension scheme, the Group has accrued for the estimated future pension costs based on a percentage of their salaries. The related assets for the purpose of discharging such liabilities are not separately held from those of the Group.

The Group also operates a defined contribution Mandatory Provident Fund retirement benefits scheme in Hong Kong (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basic salaries and are charged to the income statement as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

# 2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

## Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

## Foreign currencies

These financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain overseas subsidiaries, jointly-controlled entities and associates are currencies other than the Hong Kong dollar. As at the balance sheet date, the assets and liabilities of these entities are translated into the presentation currency of the Company at the exchange rates ruling at the balance sheet date and, their income statements are translated into Hong Kong dollars at the weighted average exchange rates for the year. The resulting exchange differences are included in the exchange fluctuation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in the exchange fluctuation reserve relating to that particular foreign operation is recognised in the income statement.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into Hong Kong dollars at the weighted average exchange rates for the year.

## 2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Dividends

Final dividends proposed by the directors are classified as a separate allocation of retained profits within the equity section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Interim dividends are simultaneously proposed and declared, because the Company's memorandum and articles of association grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

## 2.5 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

### Judgements

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the financial statements:

*Operating lease commitments – Group as lessor*

The Group has entered into commercial property leases on its investment property portfolio. The Group has determined that it retains all the significant risks and rewards of ownership of these properties which are leased out on operating leases.

*Classification between investment properties and owner-occupied properties*

The Group determines whether a property qualifies as an investment property, and has developed criteria in making that judgement. Investment property is a property held to earn rentals or for capital appreciation or both. Therefore, the Group considers whether a property generates cash flows largely independently of the other assets held by the Group.

Some properties comprise a portion that is held to earn rentals or for capital appreciation and another portion that is held for use in the production or supply of goods or services or for administrative purposes. If these portions could be sold separately (or leased out separately under a finance lease), the Group accounts for the portions separately. If the portions could not be sold separately, the property is an investment property only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes.

Judgement is made on an individual property basis to determine whether ancillary services are so significant that a property does not qualify as investment property.

## 2.5 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES *(continued)*

### Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

*Impairment of goodwill*

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill in aggregate carried as an asset in the consolidated balance sheet as at 31 December 2005 was HK$275,777,000 (2004: HK$330,198,000), details of which are set out in note 17 to the financial statements.

## 3. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Particulars of the business segments are summarised as follows:

(a) the brewery operation segment produces, distributes and sells brewery products;

(b) the retail operation segment operates department stores in Beijing and certain other cities in the PRC;

(c) the expressway and toll road operations segment engages in the operation of the Capital Airport Expressway, which connects the Capital Airport and the city centre of Beijing, and the Shenzhen Shiguan Road and Bridge, which is located at Shenzhen Municipality, the PRC;

(d) the water treatment operation segment operates a water purification and treatment plant in Beijing and sells purified water;

(e) the telecommunications and IT related services and products segment comprises the construction of broadband infrastructure, sale of software, the provision of Internet services and IT technical support and consultation services;

(f) the dairy operation segment produces, distributes and sells dairy products (discontinued during the year ended 31 December 2004 – *note 10*); and

(g) the corporate and others segment comprises the construction of geothermal energy systems and provision of related installation services, tourism and hotel operations (discontinued during the year ended 31 December 2005 – *note 52(b)(v)*), production, distribution and sale of wine and processed food products, restaurant operations, property construction and development, property investments and corporate income and expense items.

# I NOTES TO FINANCIAL STATEMENTS I

*31 December 2005*

## 3. SEGMENT INFORMATION *(continued)*

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

### (a) Business segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments for the years ended 31 December 2005 and 2004:

*Year ended 31 December 2005*

**Group**

| | Continuing operations | | | | | | | Discontinued operation | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Brewery operation HK$'000 | Retail operation HK$'000 | Expressway and toll road operations HK$'000 | Water treatment operation HK$'000 | Telecom-munications and IT related services and products HK$'000 | Corporate and others HK$'000 | Total HK$'000 | Dairy operation HK$'000 | Eliminations HK$'000 | Consolidated HK$'000 |
| Segment revenue: | | | | | | | | | | |
| Sales to external customers | 4,556,142 | 4,510,210 | 477,440 | 506,638 | 273,199 | 676,984 | 11,000,613 | - | - | 11,000,613 |
| Intersegment sales | - | - | - | - | - | - | - | - | - | - |
| Other revenue and gains, net | 74,424 | 107,475 | 3,742 | - | 9,956 | 29,318 | 224,915 | 79,987 | - | 304,902 |
| Total | 4,630,566 | 4,617,685 | 481,182 | 506,638 | 283,155 | 706,302 | 11,225,528 | 79,987 | - | 11,305,515 |
| Segment results | 387,883 | 131,739 | 290,577 | 166,595 | (8,562) | (206,452) | 761,780 | 79,987 | | 841,767 |
| Interest income | | | | | | | 73,165 | - | | 73,165 |
| Unallocated revenue and gains, net | | | | | | | 142,740 | - | | 142,740 |
| Unallocated expenses | | | | | | | (6,458) | - | | (6,458) |
| Profit from operating activities | | | | | | | 971,227 | 79,987 | | 1,051,214 |
| Finance costs | | | | | | | (156,220) | - | | (156,220) |
| Share of profits and losses of: | | | | | | | | | | |
| Jointly-controlled entities | - | (14,179) | - | - | (264) | (12,449) | (26,892) | - | | (26,892) |
| Associates | (2,391) | - | (410) | - | (411) | 25,005 | 21,793 | - | | 21,793 |
| Profit before tax | | | | | | | 809,908 | 79,987 | | 889,895 |
| Tax | | | | | | | (175,086) | - | | (175,086) |
| Profit for the year | | | | | | | 634,822 | 79,987 | | 714,809 |

# | NOTES TO FINANCIAL STATEMENTS |

*31 December 2005*

## 3. SEGMENT INFORMATION *(continued)*

### (a) Business segments *(continued)*

*Year ended 31 December 2005 (continued)*

**Group**

| | Continuing operations | | | | | | | Discontinued operation | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Brewery operation HK$'000 | Retail operation HK$'000 | Expressway and toll road operations HK$'000 | Water treatment operation HK$'000 | Telecom-munications and IT related services and products HK$'000 | Corporate and others HK$'000 | Total HK$'000 | Dairy operation HK$'000 | Eliminations HK$'000 | Consolidated HK$'000 |
| Segment assets | 7,458,097 | 1,474,409 | 1,709,479 | 1,238,023 | 435,974 | 7,123,702 | 19,439,684 | - | (4,434,091) | 15,005,593 |
| Share of net assets of: | | | | | | | | | | |
| Jointly-controlled entities | - | 138,098 | - | - | 44,649 | 13,681 | 196,428 | - | - | 196,428 |
| Associates | 11,395 | 25,188 | 3,090 | - | 2,129 | 211,404 | 253,206 | - | - | 253,206 |
| | 7,469,492 | 1,637,695 | 1,712,569 | 1,238,023 | 482,752 | 7,348,787 | 19,889,318 | - | (4,434,091) | 15,455,227 |
| Unallocated assets | | | | | | | 4,219,071 | - | - | 4,219,071 |
| Total assets | | | | | | | 24,108,389 | - | (4,434,091) | 19,674,298 |
| Segment liabilities | 1,777,389 | 622,744 | 465,648 | 458,244 | 122,347 | 4,383,888 | 7,830,260 | - | (4,434,091) | 3,396,169 |
| Unallocated liabilities | | | | | | | 3,771,136 | - | - | 3,771,136 |
| Total liabilities | | | | | | | 11,601,396 | - | (4,434,091) | 7,167,305 |
| Other segment information: | | | | | | | | | | |
| Depreciation | 429,420 | 57,923 | 50,510 | 86 | 5,491 | 51,431 | 594,861 | - | - | 594,861 |
| Amortisation of other intangible assets | - | - | 31,346 | 71,259 | 2,312 | 1,066 | 105,983 | - | - | 105,983 |
| Impairment losses on: | | | | | | | | | | |
| Segment assets | - | - | - | - | - | 81,308 | 81,308 | - | - | 81,308 |
| Unallocated assets | | | | | | | | | | 1,083 |
| Capital expenditure | 1,056,158 | 149,295 | 9,751 | 6,304 | 5,071 | 142,701 | 1,369,280 | - | - | 1,369,280 |

# I NOTES TO FINANCIAL STATEMENTS I

*31 December 2005*

## 3. SEGMENT INFORMATION *(continued)*

### (a) Business segments *(continued)*

*Year ended 31 December 2004*

**Group**

| | Continuing operations | | | | | | | Discontinued operation | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Brewery operation HK$'000 | Retail operation HK$'000 | Expressway and toll road operations HK$'000 | Water treatment operation HK$'000 | Telecommunications and IT related services and products HK$'000 | Corporate and others HK$'000 | Total HK$'000 | Dairy operation HK$'000 | Eliminations HK$'000 | Consolidated HK$'000 |
| Segment revenue: | | | | | | | | | | |
| Sales to external customers | 3,494,029 | 3,021,404 | 435,371 | 490,566 | 436,399 | 902,187 | 8,779,956 | 885,684 | - | 9,665,640 |
| Intersegment sales | - | - | - | - | - | - | - | - | - | - |
| Other revenue and gains, net | 100,660 | 44,436 | (1,815) | - | 1,942 | 72,577 | 217,800 | 16,498 | - | 234,298 |
| Total | 3,594,689 | 3,065,840 | 433,556 | 490,566 | 438,341 | 974,764 | 8,997,756 | 902,182 | - | 9,899,938 |
| Segment results | 405,108 | 130,100 | 262,327 | 194,297 | 85,429 | (167,111) | 910,150 | (108,744) | | 801,406 |
| Interest income | | | | | | | 43,708 | 1,043 | | 44,751 |
| Unallocated revenue and gains, net | | | | | | | 125,903 | 2,139 | | 128,042 |
| Unallocated expenses | | | | | | | (49,550) | - | | (49,550) |
| Profit/(loss) from operating activities | | | | | | | 1,030,211 | (105,562) | | 924,649 |
| Finance costs | | | | | | | (130,338) | (7,710) | | (138,048) |
| Share of profits and losses of: | | | | | | | | | | |
| Jointly-controlled entities | (5,799) | 17,647 | - | - | (116) | 55,982 | 67,714 | (11,261) | | 56,453 |
| Associates | 11,586 | - | - | - | 19,897 | 19,692 | 51,175 | - | | 51,175 |
| Profit/(loss) before tax | | | | | | | 1,018,762 | (124,533) | | 894,229 |
| Tax | | | | | | | (233,156) | 3,687 | | (229,469) |
| Profit/(loss) for the year | | | | | | | 785,606 | (120,846) | | 664,760 |

# 3. SEGMENT INFORMATION (continued)

## (a) Business segments (continued)

*Year ended 31 December 2004 (continued)*

### Group

| | Continuing operations | | | | | | | Discontinued operation | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Brewery operation HK$'000 | Retail operation HK$'000 | Expressway and toll road operations HK$'000 | Water treatment operation HK$'000 | Telecom-munications and IT related services and products HK$'000 | Corporate and others HK$'000 | Total HK$'000 | Dairy operation HK$'000 | Eliminations HK$'000 | Consolidated HK$'000 |
| Segment assets | 5,678,295 | 1,923,479 | 1,735,445 | 1,033,965 | 553,754 | 6,398,214 | 17,323,152 | 1,153,079 | (4,938,888) | 13,537,343 |
| Share of net assets of: | | | | | | | | | | |
| Jointly-controlled entities | - | 225,401 | - | - | 43,585 | 322,843 | 591,829 | 125,113 | - | 716,942 |
| Associates | 335,376 | 20,406 | - | - | 140 | 194,388 | 550,310 | - | - | 550,310 |
| | 6,013,671 | 2,169,286 | 1,735,445 | 1,033,965 | 597,479 | 6,915,445 | 18,465,291 | 1,278,192 | (4,938,888) | 14,804,595 |
| Unallocated assets | | | | | | | 4,613,547 | 26,541 | - | 4,640,088 |
| Total assets | | | | | | | 23,078,838 | 1,304,733 | (4,938,888) | 19,444,683 |
| Segment liabilities | 1,464,257 | 979,599 | 439,043 | 266,104 | 139,369 | 4,248,642 | 7,537,014 | 230,763 | (4,938,888) | 2,828,889 |
| Unallocated liabilities | | | | | | | 4,751,565 | 263,032 | - | 5,014,597 |
| Total liabilities | | | | | | | 12,288,579 | 493,795 | (4,938,888) | 7,843,486 |
| Other segment information: | | | | | | | | | | |
| Depreciation | 337,957 | 91,923 | 48,866 | 74 | 3,887 | 45,732 | 528,439 | 64,546 | - | 592,985 |
| Amortisation of other intangible assets | - | - | 30,711 | 70,656 | 2,263 | 1,058 | 104,688 | - | - | 104,688 |
| Impairment losses on: | | | | | | | | | | |
| Segment assets | - | - | - | - | - | 29,386 | 29,386 | 17,512 | - | 46,898 |
| Unallocated assets | | | | | | | | | | 44,300 |
| Capital expenditure | 649,621 | 242,801 | 8,809 | - | 40,629 | 40,554 | 982,414 | 92,393 | - | 1,074,807 |

I NOTES TO FINANCIAL STATEMENTS I

*31 December 2005*

# 3. SEGMENT INFORMATION *(continued)*

## (b) Geographical segments

The following table presents revenue, and certain asset and expenditure information for the Group's geographical segments:

**Group**

| | Hong Kong | | Mainland China | | Overseas | | Eliminations | | Consolidated | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 |
| | HK$'000 | HK$'000 | HK$'000 | HK$'000 | HK$'000 | HK$'000 | HK$'000 | HK$'000 | HK$'000 | HK$'000 |
| Segment revenue: | | | | | | | | | | |
| Sales to external customers | 13,008 | 34,742 | 10,799,561 | 9,445,907 | 188,044 | 184,991 | - | - | 11,000,613 | 9,665,640 |
| Intersegment sales | 4,642 | 10,367 | - | - | 40,381 | 38,731 | (45,023) | (49,098) | - | - |
| Other revenue and gains, net | 1,445 | 12,660 | 302,742 | 221,638 | 715 | - | - | - | 304,902 | 234,298 |
| Total | 19,095 | 57,769 | 11,102,303 | 9,667,545 | 229,140 | 223,722 | (45,023) | (49,098) | 11,305,515 | 9,899,938 |
| Other segment information: | | | | | | | | | | |
| Segment assets | 4,861,816 | 4,682,945 | 14,514,771 | 13,730,766 | 63,097 | 62,520 | (4,434,091) | (4,938,888) | 15,005,593 | 13,537,343 |
| Share of net assets of: | | | | | | | | | | |
| Jointly-controlled entities | - | 58 | 196,428 | 716,884 | - | - | - | - | 196,428 | 716,942 |
| Associates | - | - | 253,206 | 550,310 | - | - | - | - | 253,206 | 550,310 |
| | 4,861,816 | 4,683,003 | 14,964,405 | 14,997,960 | 63,097 | 62,520 | (4,434,091) | (4,938,888) | 15,455,227 | 14,804,595 |
| Unallocated assets | | | | | | | | | 4,219,071 | 4,640,088 |
| Total assets | | | | | | | | | 19,674,298 | 19,444,683 |
| Capital expenditure | 1,972 | 8 | 1,366,037 | 1,072,045 | 1,271 | 2,754 | - | - | 1,369,280 | 1,074,807 |

# 4. TURNOVER, INTEREST INCOME, OTHER REVENUE AND GAINS, NET

Turnover represents: (1) the aggregate of the invoiced value of goods sold, net of value-added tax, consumption tax and government surcharges, and after allowances for returns and trade discounts; (2) the aggregate of revenue from hotel operation, toll revenue and the value of services rendered, net of business and consumption taxes and government surcharges; (3) an appropriate proportion of contract revenue of construction contracts, net of value-added tax, business tax and government surcharges; and (4) rental income.

## 4. TURNOVER, INTEREST INCOME, OTHER REVENUE AND GAINS, NET *(continued)*

An analysis of the Group's turnover, interest income, other revenue and gains, net is as follows:

| | 2005 HK$'000 | 2004 HK$'000 |
|---|---|---|
| **Turnover** | | |
| Brewery operation | **4,556,142** | 3,494,029 |
| Retail operation | **4,510,210** | 3,021,404 |
| Expressway and toll road operations | **477,440** | 435,371 |
| Water treatment operation | **506,638** | 490,566 |
| Telecommunications and IT related services and products | **273,199** | 436,399 |
| Corporate and others | **676,984** | 902,187 |
| Attributable to continuing operations reported in the consolidated income statement | **11,000,613** | 8,779,956 |
| Attributable to the discontinued operation reported in the consolidated income statement – Dairy operation | **–** | 885,684 |
| | **11,000,613** | 9,665,640 |
| **Interest income** | | |
| Bank interest income | **58,132** | 44,751 |
| Imputed interest income on interest-free other receivables | **15,033** | – |
| | **73,165** | 44,751 |
| **Other revenue** | | |
| Compensation income | **23,582** | 7,492 |
| Rental income | **44,633** | 37,452 |
| Service income | **15,866** | 1,013 |
| Investment income | **3,271** | 3,053 |
| Government grants* | **63,438** | 66,788 |
| Sale of raw materials | **2,995** | 15,117 |
| Indemnification from a related company recognised as income – *note 52(b)(i)* | **2,700** | 19,500 |
| Others | **58,321** | 51,370 |
| | **214,806** | 201,785 |

## 4. TURNOVER, INTEREST INCOME, OTHER REVENUE AND GAINS, NET *(continued)*

| | 2005 HK$'000 | 2004 HK$'000 |
|---|---|---|
| **Gains, net** | | |
| Excess over the cost of acquisition of a subsidiary and minority interests | **3,677** | 35,767 |
| Gain on disposal of investment properties | **2,466** | 238 |
| Gain on disposal of interests in subsidiaries, net † | **81,097** | – |
| Gain on deemed disposal of interest in a subsidiary δ | **14,498** | 20,715 |
| Gain on disposal of interests in jointly-controlled entities Ω | **120,273** | – |
| Gain on disposal of interests in associates # | **–** | 96,766 |
| Gain on deemed disposal of an interest in an associate | **–** | 369 |
| Gain on disposal of available-for-sale financial assets | **1,514** | 6,298 |
| Gain on disposal of financial assets at fair value through profit or loss, net | **2,074** | 841 |
| Foreign exchange differences, net | **7,237** | – |
| | **232,836** | 160,994 |
| Other revenue and gains, net | **447,642** | 362,779 |

* The government grants represented government subsidies, corporate income tax and turnover tax refunds. Turnover tax includes value-added tax, city construction tax and education surcharge. The government grants are unconditional, except for certain grants must be utilised for the development of the Company's subsidiaries.

† The gain on disposal of interests in subsidiaries recognised during the year ended 31 December 2005 mainly arose from the disposal of all of the Group's equity interests in Beijing Enterprises (Dairy) Limited ("BE Dairy"), which holds a 55% equity interest in Beijing Sanyuan Foods Co., Ltd. ("Sanyuan Foods"), and Beijing Western-Style Food Co., Ltd. ("Western Food") during the year. Further details of the disposal of subsidiaries are set out in note 45 to the financial statements.

δ The gain on deemed disposal of interest in a subsidiary recognised during the year ended 31 December 2005 arose from the dilution of the Group's equity interest in Beijing Yanjing Brewery Company Limited ("Yanjing Brewery"), an indirectly held subsidiary of the Company, from 54.86% (2004: 55.45%) to 54.46% (2004: 54.86%) upon the exercise of convertible bonds of Yanjing Brewery by certain bondholders in exchange for ordinary shares of Yanjing Brewery.

## 4. TURNOVER, INTEREST INCOME, OTHER REVENUE AND GAINS, NET *(continued)*

Ω The gain on disposal of interests in jointly-controlled entities recognised during the year ended 31 December 2005 arose from the disposal of all of the Group's equity interest in Beijing Enterprises (Tourism) Limited ("BE Tourism"), which holds a 75% equity interest in Beijing Badaling Tourism Co., Ltd. ("Badaling Tourism"), and 北京秦昌玻璃有限公司 (Beijing Qin Chang Glass Company Limited) during the year.

# The gain on disposal of interests in associates recognised during the year ended 31 December 2004 mainly arose from the disposal of a 20% equity interest in Siemens Communication Networks Ltd., Beijing ("Beijing Siemens") to a joint venture partner of Beijing Siemens in April 2004.

## 5. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging/(crediting):

| | Notes | 2005 HK$'000 | 2004 HK$'000 |
|---|---|---|---|
| Cost of inventories sold | | **7,499,733** | 6,123,409 |
| Cost of properties sold | | **29,154** | 336,525 |
| Cost of services rendered | | **496,482** | 546,000 |
| Depreciation | *14* | **594,861** | 592,985 |
| Amortisation of operating concessions* | *18* | **102,605** | 101,367 |
| Amortisation of management information systems* | *18* | **1,887** | 1,886 |
| Amortisation of licences* | *18* | **1,491** | 1,435 |
| Research and development expenditure: | | | |
| Current year expenditure | | **12,930** | 14,890 |
| *Less:* Capitalised in deferred development costs | *18* | **(2,197)** | (3,642) |
| | | **10,733** | 11,248 |
| Impairment arising during the year** | *18* | **5,870** | – |
| | | **16,603** | 11,248 |

## 5. PROFIT FROM OPERATING ACTIVITIES *(continued)*

| | Notes | 2005 HK$'000 | 2004 HK$'000 |
|---|---|---|---|
| Impairment of property, plant and equipment** | 14 | **3,780** | 29,386 |
| Impairment of goodwill** | 17 | **59,658** | 17,512 |
| Impairment of licences** | 18 | **12,000** | – |
| Impairment of available-for-sale financial assets** | | **1,083** | 44,300 |
| Loss on disposal of property, plant and equipment, net*** | | **5,556** | 14,370 |
| (Gain)/loss on disposal of interests in subsidiaries, net | 45 | **(81,097)** | 6,433 |
| Loss on deemed disposal of interest in a jointly-controlled entity | | **316** | 680 |
| (Gain)/loss on deemed disposal of interest in an associate | | **927** | (369) |
| Minimum lease payments under operating leases of land and buildings | | **175,282** | 131,584 |
| Amortisation of prepaid land premiums | 16 | **12,028** | 9,693 |
| Auditors' remuneration | | **7,700** | 7,474 |
| (Write-back of provision)/provision against inventories, net | | **(8,377)** | 3,183 |
| Impairment on an amount due from an associate | | **4,500** | 474 |
| Impairment on trade receivables | | **48,398** | 34,855 |
| Impairment on other receivables | | **22,445** | 60,300 |
| Fair value losses on financial assets at fair value through profit or loss, net | | **4,132** | 4,570 |
| Employee benefits expense (excluding directors' remuneration – *note 7*): | | | |
| Wages, salaries and benefits in kind | | **893,723** | 642,307 |
| Net pension scheme contributions | | **83,063** | 50,528 |
| | | **976,786** | 692,835 |
| Foreign exchange differences, net | | **(7,237)** | 1,094 |
| Net rental income | | **(40,382)** | (33,753) |
| Investment income: | | | |
| Listed | | **–** | (1,116) |
| Unlisted | | **(3,271)** | (1,937) |

## 5. PROFIT FROM OPERATING ACTIVITIES *(continued)*

* The amortisation of operating concessions, management information systems and licences for the year are included in "Cost of sales" on the face of the consolidated income statement.

** The impairments of deferred development costs, property, plant and equipment, goodwill, licence and available-for-sale financial assets for the year are included in "Other operating expenses, net" on the face of the consolidated income statement.

*** Included in the proceeds from the disposal of property, plant and equipment for the year ended 31 December 2004 were compensations of HK$17,237,000 in aggregate received from third parties for those property, plant and equipment that were demolished or given up.

## 6. FINANCE COSTS

| | Group | |
|---|---|---|
| | **2005** | 2004 |
| | **HK$'000** | HK$'000 |
| Interest on bank loans, overdrafts and other loans wholly repayable within five years | **140,185** | 123,744 |
| Interest on convertible bonds | **6,755** | 7,193 |
| Interest on other loans | **3,975** | 8,215 |
| Imputed interest on an interest-free other loan from a minority shareholder | **5,609** | – |
| Total finance costs | **156,524** | 139,152 |
| *Less:* Interest capitalised in property, plant and equipment | **(304)** | (1,104) |
| | **156,220** | 138,048 |

# 7. DIRECTORS' REMUNERATION

Directors' remuneration for the year, disclosed pursuant to The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Section 161 of the Companies Ordinance, is as follows:

| | Group | |
|---|---|---|
| | **2005** | 2004 |
| | **HK$'000** | HK$'000 |
| Fees: | | |
| Executive directors | **560** | 640 |
| Independent non-executive directors | **550** | 540 |
| | **1,110** | 1,180 |
| Other emoluments for executive directors: | | |
| Salaries, allowances and benefits in kind | **6,087** | 5,103 |
| Pension scheme contributions | **335** | 260 |
| | **6,422** | 5,363 |
| | **7,532** | 6,543 |

## (a) Independent non-executive directors

The fees paid to independent non-executive directors were as follows:

| | **2005** | 2004 |
|---|---|---|
| | **HK$'000** | HK$'000 |
| Mr. Lau Hon Chuen, Ambrose | **100** | 100 |
| Dr. Lee Tung Hai, Leo | **120** | 120 |
| Mr. Wang Xian Zhang | **120** | 120 |
| Mr. Wu Jiesi | **110** | 100 |
| Mr. Robert A. Theleen | **100** | 100 |
| | **550** | 540 |

There were no other emoluments payable to the independent non-executive directors during the year (2004: Nil).

# 7. DIRECTORS' REMUNERATION *(continued)*

## (b) Executive directors

| | Fees HK$'000 | Salaries, allowances and benefits in kind HK$'000 | Pension scheme contributions HK$'000 | Total remuneration HK$'000 |
|---|---|---|---|---|
| ***Year ended 31 December 2005*** | | | | |
| Mr. Yi Xi Qun | **–** | **2,341** | **97** | **2,438** |
| Mr. Zhang Hong Hai | **–** | **1,623** | **88** | **1,711** |
| Mr. Li Fu Cheng | **80** | **–** | **–** | **80** |
| Mr. Bai Jin Rong | **80** | **–** | **–** | **80** |
| Mr. Guo Ying Ming | **80** | **–** | **–** | **80** |
| Mr. Liu Kai | **–** | **1,359** | **75** | **1,434** |
| Mr. Zheng Wan He | **80** | **–** | **–** | **80** |
| Mr. Li Man | **80** | **–** | **–** | **80** |
| Mr. Guo Pu Jin | **80** | **–** | **–** | **80** |
| Mr. Zhou Si | **80** | **–** | **–** | **80** |
| Mr. E Meng | **–** | **764** | **75** | **839** |
| | **560** | **6,087** | **335** | **6,982** |
| *Year ended 31 December 2004* | | | | |
| Mr. Yi Xi Qun | – | 2,274 | 97 | 2,371 |
| Mr. Zhang Hong Hai | – | 1,513 | 88 | 1,601 |
| Mr. Li Fu Cheng | 80 | – | – | 80 |
| Mr. Guo Ying Ming | 80 | – | – | 80 |
| Mr. Liu Kai | – | 1,316 | 75 | 1,391 |
| Mr. Zheng Wan He | 80 | – | – | 80 |
| Mr. Guo Pu Jin | 80 | – | – | 80 |
| Mr. Li Man | 80 | – | – | 80 |
| Mr. Bao Zong Ye | 80 | – | – | 80 |
| Mr. Wei En Hong | 80 | – | – | 80 |
| Mr. Bi Yu Xi | – | – | – | – |
| Mr. Li Zhong Gen | 80 | – | – | 80 |
| | 640 | 5,103 | 260 | 6,003 |

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

# 8. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included four (2004: three) directors. Details of the remuneration of the five highest paid employees for the year are set out below:

| | **2005 HK$'000** | 2004 HK$'000 |
|---|---|---|
| Salaries, allowances and benefits in kind | **7,387** | 7,887 |
| Performance related bonuses | **–** | – |
| Pension scheme contributions | **347** | 342 |
| | **7,734** | 8,229 |

The number of the five highest paid employees whose remuneration fell within the following bands is as follows:

| | **2005 Number of employees** | 2004 Number of employees |
|---|---|---|
| Nil – HK$1,000,000 | **1** | – |
| HK$1,000,001 – HK$1,500,000 | **2** | 2 |
| HK$1,500,001 – HK$2,000,000 | **1** | 2 |
| HK$2,000,001 – HK$2,500,000 | **1** | 1 |
| | **5** | 5 |

# 9. TAX

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. The income tax provision in respect of operations in Mainland China and overseas is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof.

| | Group | |
|---|---|---|
| | **2005** | 2004 |
| | **HK$'000** | HK$'000 |
| Continuing operations: | | |
| Current – PRC | | |
| Hong Kong | **165** | 712 |
| Mainland China | **200,060** | 239,301 |
| (Overprovision)/underprovision in prior years | **(23,765)** | 5 |
| Current – Overseas | **1,097** | 486 |
| Deferred – *note 40* | **(2,471)** | (7,348) |
| Tax charge from continuing operations | **175,086** | 233,156 |
| Discontinued operation: | | |
| Current – Mainland China, the PRC | **–** | 1,693 |
| Deferred – *note 40* | **–** | (5,380) |
| Tax credit from the discontinued operation – *note 10(a)* | **–** | (3,687) |
| Total tax charge for the year | **175,086** | 229,469 |

# I NOTES TO FINANCIAL STATEMENTS I

*31 December 2005*

## 9. TAX *(continued)*

A reconciliation of the tax expense applicable to profit/(loss) before tax using the statutory rates for the countries in which the Company and the majority of its subsidiaries are domiciled to the tax expense/(income) at the effective tax rates, and a reconciliation of the applicable rates (i.e., the statutory tax rates) to the effective tax rates, are as follows:

**Group – 2005**

| | Hong Kong | | Mainland China | | Overseas | | Total | |
|---|---|---|---|---|---|---|---|---|
| | HK$'000 | % | HK$'000 | % | HK$'000 | % | HK$'000 | % |
| Profit before tax | 78,289 | | 801,937 | | 9,669 | | 889,895 | |
| Tax at the statutory tax rate | 13,701 | 17.5 | 264,639 | 33.0 | 2,901 | 30.0 | 281,241 | 31.6 |
| Lower tax rate for specific provinces or local authority | - | - | (159,062) | (19.8) | (2,009) | (20.8) | (161,071) | (18.1) |
| Adjustments in respect of current tax of previous periods | 425 | 0.5 | (24,190) | (3.0) | - | - | (23,765) | (2.7) |
| Profit and losses attributable to jointly-controlled entities and associates | 58 | 0.1 | 1,484 | 0.2 | - | - | 1,542 | 0.2 |
| Income not subject to tax | (40,652) | (51.9) | (48,478) | (6.1) | (150) | (1.6) | (89,280) | (10.0) |
| Expenses not deductible for tax | 19,480 | 24.9 | 55,762 | 6.9 | 1,405 | 14.5 | 76,647 | 8.6 |
| Tax losses not recognised as deferred tax assets | 7,578 | 9.7 | 86,492 | 10.8 | 36 | 0.4 | 94,106 | 10.6 |
| Tax losses utilised from previous periods | - | - | (3,248) | (0.4) | (1,086) | (11.2) | (4,334) | (0.5) |
| Tax charge at the Group's effective rate | 590 | 0.8 | 173,399 | 21.6 | 1,097 | 11.3 | 175,086 | 19.7 |

## 9. TAX *(continued)*

Group – 2004

| | Hong Kong | | Mainland China | | Overseas | | Total | |
|---|---|---|---|---|---|---|---|---|
| | HK$'000 | % | HK$'000 | % | HK$'000 | % | HK$'000 | % |
| Profit/(loss) before tax | (141,952) | | 1,029,007 | | 7,174 | | 894,229 | |
| Tax at the statutory tax rate | (24,841) | 17.5 | 339,573 | 33.0 | 2,152 | 30.0 | 316,884 | 35.4 |
| Lower tax rate for specific provinces or local authority | – | – | (85,686) | (8.3) | (1,530) | (21.3) | (87,216) | (9.7) |
| Adjustments in respect of *current tax of previous periods* | – | – | 5 | – | – | – | 5 | – |
| Profit and losses attributable to jointly-controlled entities and associates | 6,691 | (4.7) | (33,831) | (3.3) | – | – | (27,140) | (3.0) |
| Income not subject to tax | (12,220) | 8.6 | (72,567) | (7.1) | (86) | (1.2) | (84,873) | (9.5) |
| Expenses not deductible for tax | 20,917 | (14.7) | 19,179 | 1.9 | 307 | 4.3 | 40,403 | 4.5 |
| Tax losses not recognised as deferred tax assets | 10,387 | (7.3) | 66,004 | 6.4 | 764 | 10.6 | 77,155 | 8.6 |
| Tax losses utilised from previous periods | (6) | – | (4,622) | (0.4) | (1,121) | (15.6) | (5,749) | (0.6) |
| Tax charge at the Group's effective rate | 928 | (0.6) | 228,055 | 22.2 | 486 | 6.8 | 229,469 | 25.7 |

In accordance with the relevant tax rules and regulations in the PRC, certain of the Company's subsidiaries enjoy income tax exemptions and reductions.

## 10. DISCONTINUED OPERATION

On 6 December 2004, the Company publicly announced that it had entered into two separate share transfer agreements on 3 December 2004 with 北京三元集團有限責任公司 ("San Yuan Group"), a related company, and BHL, the ultimate holding company, to conditionally dispose of all its interest in BE Dairy, a wholly-owned subsidiary of the Company, as to 65.46% and 34.54% to San Yuan Group and BHL at cash considerations of RMB323,621,000 and RMB237,392,000, respectively. The disposal transactions were approved by the shareholders of the Company in the extraordinary general meeting held on 7 January 2005 and the Company ceased to have control over BE Dairy since that day.

In accordance with the share transfer agreement entered into with San Yuan Group, the cash consideration of RMB323,621,000 is to be settled by three instalments, with the first instalment of RMB258,896,800, the second and final instalments of RMB32,362,100 each being due on 12 January 2005, 31 January 2006 and 31 December 2006, respectively. As at 31 December 2005, RMB216,630,000 of the first instalment had been settled and the remaining portion of RMB42,266,800 was settled subsequent to the balance sheet date in March 2006. The whole second instalment, which has been overdue, remains unsettled as at the date of approval of these financial statements. Despite this, in the opinion of the directors, no impairment loss on the amount due is foreseen.

In accordance with the share transfer agreement entered into with BHL, the cash consideration of RMB237,392,000 is to be settled by four instalments, with the first instalment of RMB23,739,200, the second, third and final instalments of RMB71,217,600 each being due on 12 January 2005, 7 January 2006, 7 January 2007 and 7 January 2008, respectively. As at 31 December 2005, the first instalment had been fully settled but the whole amount of the second instalment, which has been overdue, remains unsettled as at the date of approval of these financial statements. Despite this, in the opinion of the directors, no impairment loss on the amount due is foreseen.

The major asset of BE Dairy is its 55% equity interest in Sanyuan Foods, a company whose shares are listed on the Shanghai Stock Exchange and principally engaged in the production and sale of dairy products in Mainland China. Dairy operation represented a separate major business segment of the Group and was solely undertaken by Sanyuan Foods. As at 31 December 2004, Sanyuan Foods was classified as a disposal group held for sale.

## 10. DISCONTINUED OPERATION *(continued)*

(a) The results of the discontinued operation dealt with in the consolidated financial statements for the years ended 31 December 2005 and 2004 are summarised as follows:

| | Group | |
|---|---|---|
| | **2005** | 2004 |
| | **HK$'000** | HK$'000 |
| Turnover | – | 885,684 |
| Expenses | – | (1,010,217) |
| Loss before tax of the discontinued operation | – | (124,533) |
| Gain on disposal of the discontinued operation | **79,987** | – |
| Profit/(loss) before tax from the discontinued operation | **79,987** | (124,533) |
| Tax: | | |
| Related to loss before tax of the discontinued operation | – | 3,687 |
| Related to gain on disposal of the discontinued operation | – | – |
| | – | 3,687 |
| Profit/(loss) for the year from the discontinued operation | **79,987** | (120,846) |

# 10. DISCONTINUED OPERATION *(continued)*

(b) The major classes of assets and liabilities of the discontinued operation as at the balance sheet date are as follows:

| | | Group | |
|---|---|---|---|
| | *Notes* | **2005 HK$'000** | 2004 HK$'000 |
| Assets: | | | |
| Property, plant and equipment | *14* | – | 665,406 |
| Investment properties | *15* | – | 2,420 |
| Prepaid land premiums | *16* | – | 60,950 |
| Goodwill | *17* | – | 2,196 |
| Interests in jointly-controlled entities | | – | 125,113 |
| Available-for-sale financial assets | | – | 22,892 |
| Inventories | | – | 85,280 |
| Trade and bills receivables | | – | 120,424 |
| Other receivables | | – | 81,650 |
| Taxes recoverable | | – | 3,649 |
| Pledged bank balances | | – | 156 |
| Cash and cash equivalents | | – | 134,597 |
| Assets of a disposal group classified as held for sale | *33* | – | 1,304,733 |
| Liabilities: | | | |
| Trade and bills payables | | – | (64,171) |
| Other payables and accruals | | – | (166,592) |
| Bank and other borrowings | | – | (262,281) |
| Deferred tax liabilities | *40* | – | (751) |
| Liabilities directly associated with assets of a disposal group classified as held for sale | *33* | – | (493,795) |
| Net assets attributable to the discontinued operation | | – | 810,938 |

## 10. DISCONTINUED OPERATION *(continued)*

(c) The net cash flows of the discontinued operation dealt with in the consolidated financial statements for the years ended 31 December 2005 and 2004 are as follows:

| | Group | |
|---|---|---|
| | **2005** | 2004 |
| | **HK$'000** | HK$'000 |
| Net cash inflow from operating activities | – | 41,910 |
| Net cash outflow from investing activities | – | (47,014) |
| Net cash inflow from financing activities | – | 7,183 |
| Net cash inflow incurred by the discontinued operation | – | 2,079 |

(d) Earnings/(loss) per share from the discontinued operation

| | **2005** | 2004 |
|---|---|---|
| Basic from the discontinued operation | **HK$0.13** | (HK$0.11) |
| Diluted from the discontinued operation | **N/A** | N/A |

The calculation of basic earnings/(loss) per share amounts from the discontinued operation is based on:

| | **2005** | 2004 |
|---|---|---|
| Profit/(loss) for the year attributable to shareholders of the Company from the discontinued operation | **HK$79,987,000** | (HK$68,704,000) |
| Weighted average number of ordinary shares in issue during the year used in the basic earnings/(loss) per share calculation | **622,500,000** | 622,500,000 |

## 11. PROFIT FOR THE YEAR ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY

The loss for the year attributable to shareholders of the Company for the year ended 31 December 2005 dealt with in the financial statements of the Company, was HK$111,190,000 (2004: profit of HK$383,143,000) *(note 36(b))*.

## 12. DIVIDENDS

| | **2005** **HK$'000** | 2004 HK$'000 |
|---|---|---|
| Interim – HK$0.10 (2004: HK$0.10) per ordinary share | **62,250** | 62,250 |
| Proposed final – HK$0.20 (2004: HK$0.20) per ordinary share | **124,500** | 124,500 |
| | **186,750** | 186,750 |

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

## 13. EARNINGS PER SHARE ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY

The calculation of basic earnings per share amounts is based on the profit for the year attributable to shareholders of the Company, and the weighted average number of ordinary shares in issue during the year.

The calculation of diluted earnings per share amounts is based on the profit for the year attributable to shareholders of the Company, adjusted to reflect the effect of the convertible bonds issued by Yanjing Brewery, a subsidiary of the Company, on the profit for the year attributable to shareholders of the Company assuming the exercise or conversion of all outstanding convertible bonds issued by Yanjing Brewery, and the weighted average number of ordinary shares in issue during the year.

## 13. EARNINGS PER SHARE ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY *(continued)*

The calculations of the basic and diluted earnings per share amounts for the year ended 31 December 2005 are based on the following data:

**Earnings:**

| | | **2005** **HK$'000** | 2004 HK$'000 |
|---|---|---|---|
| (i) | For profit for the year: | | |
| | Profit for the year attributable to shareholders of the Company, used in the basic earnings per share calculation | **570,422** | 503,188 |
| | Interest expense for the year relating to the liability component of the convertible bonds of Yanjing Brewery, net of current tax | **4,526** | 4,819 |
| | Decrease in profit for the year of Yanjing Brewery attributable to the Group, as a result of the dilution of interest in Yanjing Brewery assuming the exercise of all the outstanding convertible bonds issued by Yanjing Brewery | **(12,466)** | (14,077) |
| | Profit for the year attributable to shareholders of the Company, used in the diluted earnings per share calculation | **562,482** | 493,930 |

## 13. EARNINGS PER SHARE ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY *(continued)*

**Earnings:** *(continued)*

| | **2005 HK$'000** | 2004 HK$'000 |
|---|---|---|
| (ii) For profit for the year from continuing operations: | | |
| Profit for the year from continuing operations attributable to shareholders of the Company, used in the basic earnings per share calculation | **490,435** | 571,892 |
| Interest expense for the year relating to the liability component of the convertible bonds of Yanjing Brewery, net of current tax | **4,526** | 4,819 |
| Decrease in profit for the year of Yanjing Brewery attributable to the Group, as a result of the dilution of interest in Yanjing Brewery assuming the exercise of all the outstanding convertible bonds issued by Yanjing Brewery | **(12,466)** | (14,077) |
| Profit for the year from continuing operations attributable to shareholders of the Company, used in the diluted earnings per share calculation | **482,495** | 562,634 |

**Number of ordinary shares:**

| | **2005** | 2004 |
|---|---|---|
| Weighted average number of ordinary shares in issue during the year used in basic and diluted earnings per share calculations | **622,500,000** | 622,500,000 |

The exercise of the outstanding share options of the Company, Beijing Development and Xteam, subsidiaries of the Company, during the years ended 31 December 2005 and 2004 did not have a diluting effect on the Group's basic earnings per share for these years.

# 14. PROPERTY, PLANT AND EQUIPMENT

## Group

| | Notes | Expressway and related structures HK$'000 *(note (a))* | Buildings HK$'000 *(notes (a), (c), (d), (e))* | Leasehold improvements HK$'000 | Plant and machinery HK$'000 *(note (c))* | Furniture, fixtures and office equipment HK$'000 | Motor vehicles HK$'000 | Construction in progress HK$'000 *(note (b))* | Hotel properties HK$'000 | Total HK$'000 |
|---|---|---|---|---|---|---|---|---|---|---|
| ***Year ended 31 December 2005*** | | | | | | | | | | |
| At 31 December 2004 and 1 January 2005: | | | | | | | | | | |
| Cost | | 1,205,746 | 2,963,825 | 413,991 | 3,986,313 | 373,732 | 243,089 | 540,049 | - | 9,726,745 |
| Accumulated depreciation and impairment | | (167,671) | (685,981) | (306,648) | (1,906,982) | (201,795) | (119,097) | - | - | (3,388,174) |
| Net carrying amount | | 1,038,075 | 2,277,844 | 107,343 | 2,079,331 | 171,937 | 123,992 | 540,049 | - | 6,338,571 |
| Net carrying amount: | | | | | | | | | | |
| At 1 January 2005 | | 1,038,075 | 2,277,844 | 107,343 | 2,079,331 | 171,937 | 123,992 | 540,049 | - | 6,338,571 |
| Acquisition of subsidiaries | 44 | - | 377,047 | 1,705 | 445,436 | 8,089 | 8,572 | 109,135 | - | 949,984 |
| Additions | | - | 48,822 | 56,316 | 197,093 | 61,282 | 29,164 | 973,935 | - | 1,366,612 |
| Transfer from construction in progress | | - | 625,748 | 49,177 | 458,739 | 32,829 | 3,737 | (1,170,230) | - | - |
| Transfer to investment properties | 15 | - | (88,073) | - | - | - | - | - | - | (88,073) |
| Transfer to non-current assets held for sale | 33 | - | (15,222) | - | - | - | - | - | - | (15,222) |
| Depreciation provided for the year | | (32,890) | (95,525) | (39,103) | (342,117) | (58,911) | (26,315) | - | - | (594,861) |
| Impairment during the year recognised in the income statement | | - | (3,780) | - | - | - | - | - | - | (3,780) |
| Fair value gain on revaluation upon transfer to investment properties | | - | 12,712 | - | - | - | - | - | - | 12,712 |
| Disposals | | - | (11,303) | (9,433) | (7,070) | (9,756) | (5,590) | (15,299) | - | (58,451) |
| Disposal of subsidiaries | 45 | - | (11,755) | - | (4,422) | (402) | (1,652) | - | - | (18,231) |
| Reclassifications | | - | 20,226 | - | (36,403) | 16,131 | 46 | - | - | - |
| Exchange realignment | | 21,064 | 56,808 | 2,577 | 51,280 | 3,488 | 2,541 | 9,998 | - | 147,756 |
| **At 31 December 2005** | | **1,026,249** | **3,193,549** | **168,582** | **2,841,867** | **224,687** | **134,495** | **447,588** | **-** | **8,037,017** |
| At 31 December 2005: | | | | | | | | | | |
| Cost | | **1,230,672** | **3,972,136** | **442,285** | **5,070,147** | **481,682** | **267,352** | **447,588** | **-** | **11,911,862** |
| Accumulated depreciation and impairment | | **(204,423)** | **(778,587)** | **(273,703)** | **(2,228,280)** | **(256,995)** | **(132,857)** | **-** | **-** | **(3,874,845)** |
| Net carrying amount | | **1,026,249** | **3,193,549** | **168,582** | **2,841,867** | **224,687** | **134,495** | **447,588** | **-** | **8,037,017** |

# I NOTES TO FINANCIAL STATEMENTS I

*31 December 2005*

## 14. PROPERTY, PLANT AND EQUIPMENT *(continued)*

### Group *(continued)*

| | Notes | Expressway and related structures HK$'000 *(note (a))* | Buildings HK$'000 *(notes (a), (c), (d), (e))* | Leasehold improvements HK$'000 | Plant and machinery HK$'000 *(note (c))* | Furniture, fixtures and office equipment HK$'000 | Motor vehicles HK$'000 | Construction in progress HK$'000 *(note (b))* | Hotel properties HK$'000 | Total HK$'000 |
|---|---|---|---|---|---|---|---|---|---|---|
| *Year ended 31 December 2004* | | | | | | | | | | |
| At 1 January 2004: | | | | | | | | | | |
| Cost or valuation | | 1,204,937 | 2,883,608 | 345,633 | 3,942,455 | 274,444 | 273,238 | 556,774 | 17,759 | 9,498,848 |
| Accumulated depreciation and impairment | | (137,603) | (562,917) | (292,324) | (1,737,513) | (136,047) | (134,943) | - | - | (3,001,347) |
| Net carrying amount | | 1,067,334 | 2,320,691 | 53,309 | 2,204,942 | 138,397 | 138,295 | 556,774 | 17,759 | 6,497,501 |
| Net carrying amount: | | | | | | | | | | |
| At 1 January 2004 | | 1,067,334 | 2,320,691 | 53,309 | 2,204,942 | 138,397 | 138,295 | 556,774 | 17,759 | 6,497,501 |
| Acquisition of subsidiaries | 44 | - | 191,482 | 1,804 | 143,424 | 7,668 | 9,267 | 985 | - | 354,630 |
| Additions | | - | 181,913 | 23,363 | 158,797 | 47,378 | 31,520 | 616,194 | - | 1,059,165 |
| Transfer from construction in progress | | 809 | 155,644 | 64,397 | 272,476 | 28,282 | 7,663 | (529,271) | - | - |
| Transfer to investment properties | 15 | - | (16,544) | - | - | - | - | (43,793) | - | (60,337) |
| Depreciation provided for the year | | (30,068) | (143,992) | (26,199) | (311,168) | (48,439) | (33,119) | - | - | (592,985) |
| Impairment during the year recognised in the income statement | | - | (28,370) | - | (1,016) | - | - | - | - | (29,386) |
| Disposals | | - | (81,910) | (8,481) | (5,732) | (1,284) | (9,561) | (25,074) | (4,234) | (136,276) |
| Attributable to the discontinued operation | 10(b) | - | (292,472) | - | (306,554) | - | (17,911) | (34,944) | (13,525) | (665,406) |
| Disposal of subsidiaries | 45 | - | (8,598) | (850) | (75,838) | (65) | (2,162) | (822) | - | (88,335) |
| At 31 December 2004 | | 1,038,075 | 2,277,844 | 107,343 | 2,079,331 | 171,937 | 123,992 | 540,049 | - | 6,338,571 |

## 14. PROPERTY, PLANT AND EQUIPMENT *(continued)*

**(a)** The expressway and related structures, and buildings included above as at 31 December 2005 are held under the following lease terms:

**Group**

| | Hong Kong HK$'000 | Elsewhere HK$'000 | Total HK$'000 |
|---|---|---|---|
| Cost: | | | |
| Long term leases | 51,580 | – | 51,580 |
| Medium term leases | 43,500 | 5,107,728 | 5,151,228 |
| | 95,080 | 5,107,728 | 5,202,808 |

(b) Construction in progress

Construction in progress represents the following major projects which remained incomplete as at 31 December 2005:

**Group**

| Name of project | Expected year of completion | HK$'000 |
|---|---|---|
| Wangfujing Beixia | 2006 | 189,550 |
| Brewery production plants | 2006 | 212,932 |
| Other projects | Various | 45,106 |
| | | 447,588 |

**(c)** Certain of the above buildings, plant and machinery with an aggregate net carrying amount at the balance sheet date of HK$275,857,000 (2004: HK$519,673,000) were pledged to secure certain bank and other loans granted to the Group (*note 37(d)(i)*).

**(d)** Certain buildings of the Group and the Company were reclassified from investment properties during the year ended 31 December 2000 at the then carrying amount of HK$41,000,000, as valued on 31 December 1999 by DTZ Debenham Tie Leung Limited, independent professionally qualified valuers, on the open market value basis. Had the carrying values of these buildings been carried at historical cost less accumulated depreciation, their net carrying amounts would have been HK$34,380,000 (2004: HK$35,304,000).

## 14. PROPERTY, PLANT AND EQUIPMENT *(continued)*

(e) The impairment losses recognised during the year ended 31 December 2004 mainly represent the write-down of certain properties in Hong Kong in the "Corporate and others" segment to their recoverable amounts upon their being transferred to investment properties during that year. The recoverable amount was based on fair value less costs to sell and was determined based on valuations performed by DTZ Debenham Tie Leung Limited, independent professionally qualified valuers. The valuations undertaken were based on the open market value basis using the Direct Comparison Approach.

**Company**

| | Buildings HK$'000 | Leasehold improvements HK$'000 | Furniture, fixtures and office equipment HK$'000 | Motor vehicles HK$'000 | Total HK$'000 |
|---|---|---|---|---|---|
| *Year ended 31 December 2005* | | | | | |
| At 31 December 2004 and 1 January 2005: | | | | | |
| Cost | 42,319 | 10,008 | 5,354 | 2,056 | 59,737 |
| Accumulated depreciation | (4,248) | (9,206) | (4,565) | (1,050) | (19,069) |
| Net carrying amount | 38,071 | 802 | 789 | 1,006 | 40,668 |
| Net carrying amount: | | | | | |
| At 1 January 2005 | 38,071 | 802 | 789 | 1,006 | 40,668 |
| Additions | 1,292 | 1,961 | 393 | – | 3,646 |
| Depreciation provided for the year | (972) | (148) | (323) | (262) | (1,705) |
| Disposals | – | (615) | – | – | (615) |
| **At 31 December 2005** | **38,391** | **2,000** | **859** | **744** | **41,994** |
| At 31 December 2005: | | | | | |
| Cost | **43,611** | **5,038** | **5,747** | **2,056** | **56,452** |
| Accumulated depreciation | **(5,220)** | **(3,038)** | **(4,888)** | **(1,312)** | **(14,458)** |
| Net carrying amount | **38,391** | **2,000** | **859** | **744** | **41,994** |

# 14. PROPERTY, PLANT AND EQUIPMENT *(continued)*

**Company** *(continued)*

| | Buildings HK$'000 | Leasehold improvements HK$'000 | Furniture, fixtures and office equipment HK$'000 | Motor vehicles HK$'000 | Total HK$'000 |
|---|---|---|---|---|---|
| *Year ended 31 December 2004* | | | | | |
| At 1 January 2004: | | | | | |
| Cost | 42,319 | 9,239 | 4,838 | 2,056 | 58,452 |
| Accumulated depreciation | (3,286) | (9,129) | (4,303) | (789) | (17,507) |
| Net carrying amount | 39,033 | 110 | 535 | 1,267 | 40,945 |
| Net carrying amount: | | | | | |
| At 1 January 2004 | 39,033 | 110 | 535 | 1,267 | 40,945 |
| Additions | – | 769 | 516 | – | 1,285 |
| Depreciation provided for the year | (962) | (77) | (262) | (261) | (1,562) |
| At 31 December 2004 | 38,071 | 802 | 789 | 1,006 | 40,668 |

The Company's buildings are all situated in Mainland China and are held under medium term leases.

# | NOTES TO FINANCIAL STATEMENTS |

*31 December 2005*

## 15. INVESTMENT PROPERTIES

| | | Group | | Company | |
|---|---|---|---|---|---|
| | | **2005** | 2004 | **2005** | 2004 |
| | *Notes* | **HK$'000** | HK$'000 | **HK$'000** | HK$'000 |
| Carrying amount at 1 January | | **342,722** | 277,461 | **134,000** | 134,000 |
| Transfer from buildings | *14* | **88,073** | 16,544 | **–** | – |
| Transfer from construction in progress | *14* | **–** | 43,793 | **–** | – |
| Disposals | | **(1,008)** | (6,441) | **–** | – |
| Attributable to the discontinued *operation* | *10(b)* | **–** | (2,420) | **–** | – |
| Fair value gains on revaluation, net | | **13,635** | 13,785 | **–** | – |
| Exchange realignment | | **3,398** | – | **–** | – |
| Carrying amount at 31 December | | **446,820** | 342,722 | **134,000** | 134,000 |

(a) Investment properties of the Group as at 31 December 2005 are held under the following lease terms:

**Group**

| | **Hong Kong** | **Elsewhere** | **Total** |
|---|---|---|---|
| | HK$'000 | HK$'000 | HK$'000 |
| Long term leases | 49,650 | – | 49,650 |
| Medium term leases | 9,000 | 388,170 | 397,170 |
| | 58,650 | 388,170 | 446,820 |

The Company's investment properties are all situated in Mainland China and are held under medium term leases.

## 15. INVESTMENT PROPERTIES *(continued)*

(b) The investment properties are leased to third parties under operating leases, further summary details of which are included in note 50(a) to the financial statements. The gross rental income received and receivable by the Group and the Company and related expenses in respect of these investment properties are summarised as follows:

| | **Group** | | **Company** | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **HK$'000** | HK$'000 | **HK$'000** | HK$'000 |
| Gross rental income | **25,954** | 22,249 | **6,353** | 6,598 |
| Direct expenses | **(4,534)** | (3,700) | **(582)** | (742) |
| Net rental income | **21,420** | 18,549 | **5,771** | 5,856 |

(c) In the prior year, as at 31 December 2004, one of the Group's investment properties with a carrying amount at that date of HK$6,500,000 was pledged to secure a bank loan granted to the Group (*note 37(d)*).

(d) At 31 December 2005, the investment properties were revalued by DTZ Debenham Tie Leung Limited and CB Richard Ellis Limited, independent professionally qualified valuers, on the open market income capitalisation basis or the open market value basis using the Direct Comparison Approach.

# I NOTES TO FINANCIAL STATEMENTS I

*31 December 2005*

## 16. PREPAID LAND PREMIUMS

**Group**

| | Notes | 2005 HK$'000 | 2004 HK$'000 |
|---|---|---|---|
| Carrying amount at 1 January | | **438,369** | 445,719 |
| Acquisition of subsidiaries | 44 | **19,781** | 74,368 |
| Additions | | **9,569** | 18,771 |
| Transfer to non-current assets held for sale | 33 | **(4,097)** | – |
| Amortisation provided for the year | | **(12,028)** | (9,693) |
| Disposals | | **(68,825)** | (24,787) |
| Attributable to the discontinued operation | 10(b) | **–** | (60,950) |
| Disposal of subsidiaries | 45 | **–** | (5,059) |
| Exchange realignment | | **7,235** | – |
| Carrying amount at 31 December | | **390,004** | 438,369 |
| *Less:* Portion classified as current assets | | **(12,684)** | (8,176) |
| Non-current portion | | **377,320** | 430,193 |

All leasehold land of the Group as at 31 December 2005 are held under medium term leases.

## 17. GOODWILL

The amount of the goodwill capitalised as an asset in the consolidated balance sheet, arising on the acquisition of subsidiaries and minority interests, is as follows:

**Group**

| | *Notes* | **2005 HK$'000** | 2004 HK$'000 |
|---|---|---|---|
| At 1 January: | | | |
| Cost | | **330,198** | 302,767 |
| Accumulated impairment | | **–** | (2,356) |
| Net carrying amount | | **330,198** | 300,411 |
| Net carrying amount: | | | |
| At 1 January | | **330,198** | 300,411 |
| Acquisition of subsidiaries | 44 | **8,916** | 27,052 |
| Acquisition of minority interests | | **3,061** | 4,761 |
| Reclassification from interests in jointly-controlled entities as a result of the related jointly-controlled entities becoming subsidiaries during the year | 20(a) | **–** | 17,682 |
| Impairment during the year recognised in the income statement | | **(59,658)** | (17,512) |
| Partial disposal of subsidiaries | | **(7,764)** | – |
| Attributable to the discontinued operation | 10(b) | **–** | (2,196) |
| Exchange realignment | | **1,024** | – |
| At 31 December | | **275,777** | 330,198 |
| At 31 December: | | | |
| Cost | | **335,435** | 330,198 |
| Accumulated impairment | | **(59,658)** | – |
| Net carrying amount | | **275,777** | 330,198 |

## 17. GOODWILL *(continued)*

As detailed in note 2.4 to the financial statements, the Group applied the transitional provisions of HKFRS 3 that permitted goodwill in respect of acquisitions of subsidiaries before 1 January 2001 to remain eliminated against the consolidated capital reserve.

The amount of goodwill remaining in the consolidated capital reserve, arising on the acquisition of subsidiaries prior to 1 January 2001, is as follows:

**Group**

| | **2005<br>HK$'000** | 2004<br>HK$'000 |
|---|---|---|
| At 1 January: | | |
| Cost | **429,693** | 429,693 |
| Accumulated impairment | **(5,132)** | (5,132) |
| Net carrying amount | **424,561** | 424,561 |
| Net carrying amount: | | |
| At 1 January | **424,561** | 424,561 |
| Disposal of subsidiaries | **(79,457)** | – |
| At 31 December | **345,104** | 424,561 |
| At 31 December: | | |
| Cost | **345,104** | 429,693 |
| Accumulated impairment | **–** | (5,132) |
| Net carrying amount | **345,104** | 424,561 |

## 17. GOODWILL *(continued)*

### Impairment testing of goodwill

Carrying amount of the goodwill acquired through acquisitions has been allocated to the relevant business units of the following individual business operations of the Group for impairment testing as follows:

**Group**

| | Notes | **2005** **HK$'000** | 2004 HK$'000 |
|---|---|---|---|
| Continuing operations: | | | |
| Retail operation | *(i)* | **34,520** | 33,822 |
| Expressway and toll road operations | *(ii)* | **21,687** | 21,687 |
| Telecommunications and IT related services and products operation | *(iii)* | **132,230** | 132,622 |
| Geothermal energy systems operation | *(iii)* | **44,625** | 104,283 |
| Others | | **42,715** | 37,784 |
| | | **275,777** | 330,198 |
| Discontinued operation – Dairy operation | *10(b)* | **–** | 2,196 |
| Total goodwill | | **275,777** | 332,394 |

(i) The recoverable amounts of the relevant business units in the retail operation have been determined based on (a) the fair value of the assets and liabilities of the relevant business unit less the costs to sell; and (b) a value in use calculation using a cash flow projection which is based on financial budgets approved by management covering a period of 5 years. The discount rate applied to the cash flow projection is 16%, which reflects the average discount rate for the relevant industry and the business risk of the relevant business unit.

# NOTES TO FINANCIAL STATEMENTS

*31 December 2005*

## 17. GOODWILL *(continued)*

### Impairment testing of goodwill *(continued)*

(ii) The recoverable amount of the relevant business unit in the expressway and toll road operations has been determined based on a value in use calculation. To calculate this, cash flow projection is made based on financial budgets approved by senior management covering a period of approximately 16 years, which represents the remaining period of the operating right of the relevant business unit. The discount rate applied to the cash flow projection is 13.5%, which is based on the average discount rate for the toll road industry and the business risk of the relevant business unit. No growth is expected after the first five-year period in the cash flow projection.

(iii) The recoverable amounts of those business operations have been determined by reference to business valuations performed by DTZ Debenham Tie Leung Limited, independent professionally qualified valuers, on a value in use calculation using cash flow projections which are based on financial budgets approved by management covering a period of 5 years. The discount rate applied to the cash flow projection is 25%, which is determined by reference to the average discount rates for the relevant industries and the business risks of the relevant business units.

During the year ended 31 December 2005, an impairment loss of HK$59,658,000 (2004: HK$17,512,000) has been recognised in the income statement for the goodwill attributable to the Group's geothermal energy systems operation (2004: a business unit of the Group's dairy operation) as the senior management of the Group believes that the recoverable amount of the relevant business unit is less than the carrying amount with reference to the business valuation.

Based on the impairment testing of goodwill, in the opinion of the directors, no further impairment provision is considered necessary for the remaining balance of the Group's goodwill.

## 17. GOODWILL *(continued)*

### Impairment testing of goodwill *(continued)*

*Key assumptions used in value in use calculations*
The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill:

- **Budgeted turnover**

  Budgeted turnover are based on the following assumptions:

  – in respect of the relevant business unit in expressway and toll road segment, based on the traffic and toll revenue forecast; and

  – in respect of the business units in other business segments, with reference to (i) the expected growth rate of the market in which the assessed entity operates and (ii) the expected market share of the assessed entity.

- **Budgeted gross margins**

  The basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budgeted year, increased for expected efficiency improvements.

- **Business environment**

  There have been no major changes in the existing political, legal and economic conditions in the PRC and other locations in which the assessed entity carried on its business.

# | NOTES TO FINANCIAL STATEMENTS |

*31 December 2005*

## 18. OTHER INTANGIBLE ASSETS

### Group

| | Operating concessions HK$'000 (note (a)) | Management information systems HK$'000 | Licences HK$'000 | Deferred development costs* HK$'000 (note (b)) | Total HK$'000 |
|---|---|---|---|---|---|
| ***Year ended 31 December 2005*** | | | | | |
| At 31 December 2004 and | | | | | |
| 1 January 2005: | | | | | |
| Cost | 2,027,321 | 18,868 | 21,994 | 16,936 | 2,085,119 |
| Accumulated amortisation and impairment | (503,268) | (5,974) | (2,170) | (13,294) | (524,706) |
| Net carrying amount | 1,524,053 | 12,894 | 19,824 | 3,642 | 1,560,413 |
| Net carrying amount: | | | | | |
| At 1 January 2005 | 1,524,053 | 12,894 | 19,824 | 3,642 | 1,560,413 |
| Acquisition of a subsidiary – *note 44* | 47,596 | – | – | – | 47,596 |
| Additions | – | – | 471 | 2,197 | 2,668 |
| Amortisation provided for the year | (102,605) | (1,887) | (1,491) | – | (105,983) |
| Impairment during the year recognised in the income statement | – | – | (12,000) | (5,870) | (17,870) |
| Exchange realignment | 30,650 | 212 | 149 | 31 | 31,042 |
| **At 31 December 2005** | **1,499,694** | **11,219** | **6,953** | **-** | **1,517,866** |
| At 31 December 2005: | | | | | |
| Cost | **2,126,925** | **19,231** | **22,681** | **-** | **2,168,837** |
| Accumulated amortisation and impairment | **(627,231)** | **(8,012)** | **(15,728)** | **-** | **(650,971)** |
| Net carrying amount | **1,499,694** | **11,219** | **6,953** | **-** | **1,517,866** |

# 18. OTHER INTANGIBLE ASSETS *(continued)*

**Group** *(continued)*

| | Operating concessions HK$'000 *(note (a))* | Management information systems HK$'000 | Licences HK$'000 | Deferred development costs* HK$'000 *(note (b))* | Total HK$'000 |
|---|---|---|---|---|---|
| *Year ended 31 December 2004* | | | | | |
| At 1 January 2004: | | | | | |
| Cost | 2,027,321 | 18,868 | 9,994 | 13,294 | 2,069,477 |
| Accumulated amortisation and impairment | (401,901) | (4,088) | (735) | (13,294) | (420,018) |
| Net carrying amount | 1,625,420 | 14,780 | 9,259 | – | 1,649,459 |
| Net carrying amount: | | | | | |
| At 1 January 2004 | 1,625,420 | 14,780 | 9,259 | – | 1,649,459 |
| Additions | – | – | 12,000 | 3,642 | 15,642 |
| Amortisation provided for the year | (101,367) | (1,886) | (1,435) | – | (104,688) |
| At 31 December 2004 | 1,524,053 | 12,894 | 19,824 | 3,642 | 1,560,413 |

* Internally generated

## 18. OTHER INTANGIBLE ASSETS *(continued)*

### (a) Operating concessions

(i) Pursuant to a concession agreement dated 13 July 1998 entered into between the Company and 北京市自來水公司 (Beijing Municipal Water Company) ("Beijing Water"), the Company acquired at a consideration of RMB1.5 billion an operating right from Beijing Water to operate a water purification and treatment plant, No. 9 Phase I, in Beijing and sell purified water, for a period of 20 years commencing on 24 November 1998. Beijing Water has guaranteed the Company a net cash inflow of RMB210 million from the water purification and treatment business for each of the years in the concession period. The concession right so granted was subsequently transferred by the Company to Beijing Bei Kong Water Production Co., Ltd., a wholly-owned subsidiary set up by the Company for the purpose of holding this concession right and engaging in the water purification and treatment operation.

As at 31 December 2005, the remaining amortisation period of this operating concession is approximately 13 years.

(ii) Pursuant to a co-operative joint venture agreement dated 18 July 2001 entered into between Hong Kong Zhong Ji Facility Investment Co., Ltd., a 96.5% indirectly owned subsidiary of the Company, and 深圳市石觀公路有限公司 (Shenzhen Municipal Shiguan Road Company Limited) ("Shiguan Road Limited") for the establishment of Shenzhen Guanshun Road & Bridge Co., Ltd. ("Shenzhen Guanshun"), a 53.08% indirectly owned subsidiary of the Company, and as approved by the relevant government authorities, Shiguan Road Limited transferred to Shenzhen Guanshun at a total consideration of RMB652 million an operating right to operate the Shenzhen Shiguan Road and Bridge, which is located in Shenzhen Municipality, the PRC, for a period of 20 years commencing on 12 April 2002.

As at 31 December 2005, the remaining amortisation period of this operating concession is approximately 16 years and 4 months.

## 18. OTHER INTANGIBLE ASSETS *(continued)*

### (a) Operating concessions *(continued)*

(iii) Pursuant to a concession agreement dated 17 June 1998 entered into between Beijing Long Qing Xia Tourism Development Co., Ltd. ("LQX Tourism"), a 75% owned subsidiary acquired during the year, and 延慶龍慶峽管理處 (Yanqing Longqingxia Management Office) ("LQX Management"), LQX Tourism acquired at a consideration of RMB60 million an operating right from LQX Management to sell entrance tickets and provide tourism services in Longqingxia, a scenic area in Beijing, for a period of 40 years commencing on 19 August 1998. An additional concession fee is payable as determined by reference to the turnover of LQX Tourism for an accounting year based on the following progressive rates:

| Turnover | Concession fee rate |
|---|---|
| The portion exceeding RMB35 million but less than RMB70 million, inclusive | 20% |
| The portion exceeding RMB70 million but less than RMB100 million, inclusive | 30% |
| The portion exceeding RMB100 million | 40% |

As at 31 December 2004, LQX Tourism was a 75% indirectly owned jointly-controlled entity of the Company and became a subsidiary of the Company upon the acquisition of a 100% equity interest in an intermediate holding company of LQX Tourism by the Group during the year ended 31 December 2005, further details of which are set out in note 52(b)(iv) to the financial statements. Following the acquisition, the operation concession became an asset of the Group.

As at 31 December 2005, the remaining amortisation period of this operating concession was approximately 32 years and 7 months.

## 18. OTHER INTANGIBLE ASSETS *(continued)*

### (b) Deferred development costs

In 2002, government assistance of HK$4,710,000 was received from a government authority of the PRC in relation to a technology development project undertaken by the Group and was accounted for as a deduction in arriving at the carrying amount of the deferred development costs as at 31 December 2004.

## 19. INTERESTS IN SUBSIDIARIES

| | Company | |
|---|---|---|
| | **2005** | 2004 |
| | **HK$'000** | HK$'000 |
| Unlisted shares, at cost | **3,711,852** | 4,100,247 |
| Due from subsidiaries | **2,480,986** | 2,890,020 |
| Loans to a subsidiary | **50,000** | – |
| Due to subsidiaries | **(741,785)** | (813,280) |
| | **5,501,053** | 6,176,987 |
| Impairment | **(441,174)** | (261,751) |
| | **5,059,879** | 5,915,236 |

The amounts due from/to subsidiaries are unsecured, interest-free and have no fixed terms of repayment. The loans to a subsidiary comprise two loans of HK$12 million and HK$38 million, respectively, which are unsecured, bear interest at a rate of 4% per annum and are repayable in November 2006. The carrying amounts of these amounts due from/to subsidiaries and loans to a subsidiary approximate to their fair values.

## 19. INTERESTS IN SUBSIDIARIES *(continued)*

Particulars of the principal subsidiaries are as follows:

| Company name | Place of incorporation/ registration and operations | Nominal value of issued and paid-up capital/ registered capital | Percentage of attributable equity interest held by | | Principal activities |
|---|---|---|---|---|---|
| | | | Company | Group | |
| Beijing Yanjing Brewery Company Limited * | PRC/ Mainland China | RMB1,019,446,039 | – | 54.46 | Production and sale of beer |
| Fujian Yanjing Huiquan Brewery Co., Ltd. ("Yanjing Huiquan") #δ | PRC/ Mainland China | RMB250,000,000 | – | 28.52† | Production and sale of beer |
| 燕京啤酒(包頭雪鹿)股份有限公司(Baotou Yanjing Brewery Company Limited) ("Yanjing Baotou") | PRC/ Mainland China | RMB193,219,374 | – | 42.76† | Production and sale of beer |
| 燕京啤酒(桂林漓泉)股份有限公司 (Yanjing Brewery (Guilin Liquan) Company Limited) | PRC/ Mainland China | RMB160,776,000 | – | 41.15† | Production and sale of beer |
| 燕京啤酒(赤峰)有限責任公司(Yanjing Brewery (Chifeng) Company Limited) | PRC/ Mainland China | RMB153,070,200 | – | 42.70† | Production and sale of beer |
| 燕京啤酒(贛州)有限責任公司 (Yanjing Brewery (Ganzhou) Company Limited) | PRC/ Mainland China | RMB86,880,000 | – | 52.23 | Production and sale of beer |

# NOTES TO FINANCIAL STATEMENTS

*31 December 2005*

## 19. INTERESTS IN SUBSIDIARIES *(continued)*

| Company name | Place of incorporation/ registration and operations | Nominal value of issued and paid-up capital/ registered capital | Percentage of attributable equity interest held by Company | Percentage of attributable equity interest held by Group | Principal activities |
|---|---|---|---|---|---|
| 燕京啤酒(衡陽)有限公司 (Yanjing Brewery (Hengyang) Company Limited) | PRC/ Mainland China | RMB180,660,000 | – | 51.06 | Production and sale of beer |
| 湖南燕京啤酒有限公司 (Hunan Yanjing Brewery Company Limited) | PRC/ Mainland China | RMB95,000,000 | – | 50.45 | Production and sale of beer |
| 江西燕京啤酒有限責任公司 (Jiangxi Yanjing Brewery Company Limited) | PRC/ Mainland China | RMB129,511,385 | – | 41.35† | Production and sale of beer |
| 燕京啤酒(萊州)有限公司 (Yanjing Brewery (Laizhou) Company Limited) | PRC/ Mainland China | RMB187,053,800 | – | 69 | Production and sale of beer |
| 燕京啤酒(山東無名)股份有限公司(Yanjing Brewery (Shandong Wuming) Company Limited) | PRC/ Mainland China | RMB83,499,643 | – | 30.35† | Production and sale of beer |
| 燕京啤酒(襄樊)有限公司 (Yanjing Brewery (Xiangfan) Company Limited) | PRC/ Mainland China | RMB170,700,000 | – | 53.18 | Production and sale of beer |
| 福建燕京啤酒有限公司 (Fujian Yanjing Brewery Company Limited) | PRC/ Mainland China | RMB140,000,000 | – | 52.51 | Production and sale of beer |

## 19. INTERESTS IN SUBSIDIARIES *(continued)*

| Company name | Place of incorporation/ registration and operations | Nominal value of issued and paid-up capital/ registered capital | Percentage of attributable equity interest held by Company | Group | Principal activities |
|---|---|---|---|---|---|
| 燕京啤酒(浙江仙都)有限公司 (Yanjing Brewery (Zhejiang Xiandu) Company Limited) | PRC/ Mainland China | RMB133,350,000 | – | 40.84† | Production and sale of beer |
| 燕京啤酒(長沙)有限公司 (Yanjing Brewery (Changsha) Company Limited) | PRC/ Mainland China | RMB50,000,000 | – | 51.74 | Production and sale of beer |
| 長沙華南燕京啤酒銷售有限公司 (Changsha Huanan Yanjing Brewery Sales Co., Ltd.) | PRC/ Mainland China | RMB20,000,000 | – | 51.74 | Production and sale of beer |
| 北京燕京飲料有限公司 (Beijing Yanjing Beverage Company Limited) | PRC/ Mainland China | US$20,000,000 | – | 40.84† | Production and sale of beverages |
| 燕京啤酒(仙桃)有限公司 (Yanjing Brewery (Xiantao) Company Limited) δ | PRC/ Mainland China | RMB100,000,000 | – | 54.27 | Production and sale of beer |
| 廣東燕京啤酒有限公司 (Guangdong Yanjing Brewery Company Limited) δ | PRC/ Mainland China | RMB100,000,000 | – | 65.84 | Production and sale of beer |
| 燕京啤酒(曲阜三孔)有限責任公司(Yanjing Brewery (Qufu Sankong) Co., Ltd.) | PRC/ Mainland China | RMB230,769,230 | – | 55.55 | Production and sale of beer |

# I NOTES TO FINANCIAL STATEMENTS I

*31 December 2005*

## 19. INTERESTS IN SUBSIDIARIES *(continued)*

| Company name | Place of incorporation/ registration and operations | Nominal value of issued and paid-up capital/ registered capital | Percentage of attributable equity interest held by Company | Percentage of attributable equity interest held by Group | Principal activities |
|---|---|---|---|---|---|
| 燕京惠泉啤酒(撫州)有限公司 (Yanjing Huiquan Brewery (Huzhou) Co., Ltd.) δ | PRC/ Mainland China | RMB130,000,000 | – | 28.46† | Production and sale of beer |
| Beijing Wangfujing Department Store (Group) Co., Ltd. ("Wangfujing") # | PRC/ Mainland China | RMB392,973,026 | – | 50.1 | Department store operations |
| 北京雙安商場有限責任公司 (Beijing Shuang An Department Store Co., Ltd.) ("Shuang An") | PRC/ Mainland China | RMB280,000,000 | – | 50.1 | Department store operations |
| 成都王府井百貨有限公司 (Chengdu Wang Fu Jing Department Store Co., Ltd.) | PRC/ Mainland China | RMB50,000,000 | – | 35.07† | Department store operations and property development |
| 廣州王府井百貨大樓有限責任公司 (Guangzhou Wangfujing Department Store Company Limited) | PRC/ Mainland China | RMB10,000,000 | – | 50.1 | Department store operations |
| 武漢王府井百貨有限責任公司 (Wuhan Wangfujing Department Store Company Limited) | PRC/ Mainland China | RMB10,000,000 | – | 50.1 | Department store operations |
| 長沙王府井百貨有限責任公司 (Changsha Wangfujing Department Store Co., Ltd.) | PRC/ Mainland China | RMB10,000,000 | – | 50.1 | Department store operations |

## 19. INTERESTS IN SUBSIDIARIES *(continued)*

| Company name | Place of incorporation/ registration and operations | Nominal value of issued and paid-up capital/ registered capital | Percentage of attributable equity interest held by Company | Group | Principal activities |
|---|---|---|---|---|---|
| 包頭王府井百貨有限責任公司 (Baotou Wangfujing Department Store Co., Ltd.) | PRC/ Mainland China | RMB10,000,000 | – | 50.1 | Department store operations |
| 重慶王府井百貨有限責任公司 (Chongqing Wangfujing Department Store Co., Ltd.) | PRC/ Mainland China | RMB10,000,000 | – | 50.1 | Department store operations |
| Beijing Capital Expressway Development Co., Ltd. | PRC/ Mainland China | US$64,053,700 | – | 96 | Operations of an expressway |
| Shenzhen Guanshun Road & Bridge Co., Ltd. | PRC/ Mainland China | RMB217,500,000 | – | 53.08 | Operations of a toll road |
| Beijing Long Qing Xia Tourism Development Co., Ltd. δ | PRC/ Mainland China | RMB120,000,000 | – | 75 | Operations of tourism businesses |
| 恒有源科技發展有限公司 (Ever Source Scientific and Technology Development Co., Ltd.) | PRC/ Mainland China | RMB118,685,285 | 10.41 | 68.65 | Production and sale of geothermal energy systems |
| 北京北控恒有源科技發展有限公司(Beijing Enterprises Ever Source (Beijing) Company Limited) Ω | PRC/ Mainland China | US$3,000,000 | – | 69.81 | Licence holding |
| 北京永源熱泵有限責任公司 (Beijing Ever Hot Pumps Co., Ltd.) ("Ever Hot Pumps") | PRC/ Mainland China | RMB2,483,160 | – | 35.60† | Production and sale of machineries for geothermal energy systems |

# NOTES TO FINANCIAL STATEMENTS

31 December 2005

## 19. INTERESTS IN SUBSIDIARIES *(continued)*

| Company name | Place of incorporation/ registration and operations | Nominal value of issued and paid-up capital/ registered capital | Percentage of attributable equity interest held by Company | Percentage of attributable equity interest held by Group | Principal activities |
|---|---|---|---|---|---|
| 北京恒有源環境系統設備安裝工程有限公司 (Beijing Ever Source Environmental Equipment Installation Co., Ltd.) | PRC/ Mainland China | RMB10,000,000 | – | 69.81 | Installation of geothermal energy systems |
| Beijing Bei Kong Water Production Co., Ltd. [Ω] | PRC/ Mainland China | US$1,000,000 | 100 | 100 | Operations of a water treatment plant |
| 北京北控水務有限公司 (Beijing Beikong Waterworks Co., Ltd.)[δ] | PRC/ Mainland China | RMB100,000,000 | – | 99.9 | Investment holding |
| 北京宏業房地產開發有限責任公司 (Beijing Hongye Real Estate Development Co. Ltd.) | PRC/ Mainland China | RMB30,000,000 | – | 50.1 | Property investment and development |
| Beijing Development (Hong Kong) Limited [π] | Hong Kong | HK$493,981,150 | – | 55.81 | Investment holding |
| Xteam Software International Limited [π] | Cayman Islands/ Hong Kong | HK$37,584,718 | – | 30.75[†] | Investment holding |
| 衝浪平台(中國)軟件技術有限公司(Xteam Software (China) Co., Limited) [Ω] | PRC/ Mainland China | US$3,000,000 | – | 30.75[†] | Sale of computer software and provision of related services |
| 北京博大電信通網絡技術有限公司 ("Beijing Boda") | PRC/ Mainland China | RMB8,000,000 | – | 20.48[†] | Lease of underground optical fiber pores |

## 19. INTERESTS IN SUBSIDIARIES *(continued)*

| Company name | Place of incorporation/ registration and operations | Nominal value of issued and paid-up capital/ registered capital | Percentage of attributable equity interest held by Company | Group | Principal activities |
|---|---|---|---|---|---|
| 北京發展物業投資管理有限公司(Beijing Development Property Investment and Management Co., Ltd.) | PRC/ Mainland China | US$4,000,000 | – | 47.72† | Property investment |
| 北控軟件有限公司 (Becom Software Co., Ltd.) | PRC/ Mainland China | RMB50,000,000 | – | 38.17† | Provision of management information system services |
| 北京北控電信通信息技術有限公司 (Beijing Enterprises Teletron Information Technology Co., Ltd.) Ω | PRC/ Mainland China | RMB100,000,000 | – | 40.18† | Construction of information networks, provision of IT technical support and consultation services |
| 湖南教育信息服務有限公司 (Hunan Education Information Service Co., Ltd.) | PRC/ Mainland China | RMB10,000,000 | – | 22.88† | Construction of information networks and provision of IT technical support services |
| 北京北控偉仕軟件工程技術有限公司 (Beijing Enterprises VST Software Technology Co., Ltd.) ("VST Software") | PRC/ Mainland China | RMB2,000,000 | – | 30.75† | Software development |

## 19. INTERESTS IN SUBSIDIARIES *(continued)*

| Company name | Place of incorporation/ registration and operations | Nominal value of issued and paid-up capital/ registered capital | Percentage of attributable equity interest held by Company | Group | Principal activities |
|---|---|---|---|---|---|
| Beijing Enterprises Holdings High-Tech Development Co., Ltd. | PRC/ Mainland China | US$30,000,000 | 97.99 | 97.99 | Investment holding |
| Beijing Enterprises Holdings Investment Management Co., Ltd. ("Investment Management") | PRC/ Mainland China | HK$61,100,000 | 100 | 100 | Provision of management and consultancy services |
| 北京豐收葡萄酒有限公司 (Beijing Feng Shou Winery Co., Ltd.) | PRC/ Mainland China | US$2,700,000 | 51 | 51 | Production and sale of wine |
| 北京順興葡萄酒有限公司 (Beijing Shun Xing Wine Co., Ltd.) | PRC/ Mainland China | RMB11,880,000 | 51 | 51 | Production and sale of wine |
| Beijing Enterprises (Properties) Limited | British Virgin Islands/ Hong Kong | US$160 | 100 | 100 | Property investment |
| Helken Industries Limited | Hong Kong | HK$2 | 100 | 100 | Property investment |
| 北京燕京中發生物技術有限公司(Beijing Yanjing Zhong Fa Biochemical Technology Company Limited) | PRC/ Mainland China | RMB40,000,000 | – | 43.89† | Production and sale of biochemical products |

## 19. INTERESTS IN SUBSIDIARIES *(continued)*

† These entities are accounted for as subsidiaries by virtue of the Company's control over the entities.

* Domestic A shares of Yanjing Brewery are listed on the Shenzhen Stock Exchange. The shares in Yanjing Brewery held by the Group are legal person shares and cannot be traded on any stock exchange.

# Domestic A shares of Yanjing Huiquan and Wangfujing are listed on the Shanghai Stock Exchange. All of the shares of Yanjing Huiquan and approximately 194,594,400 shares (or a 49.52% interest) in Wangfujing held by the Group are legal person shares and cannot be traded on any stock exchange.

π Shares of Beijing Development and Xteam are listed on the Main Board and The Growth Enterprise Market of the Stock Exchange, respectively.

Ω These entities are registered as wholly-foreign-owned enterprises under the PRC Law.

δ Acquired/incorporated during the year.

The principal subsidiaries acquired by the Group during the year include LQX Tourism and Yanjing Huiquan, further details of the business combinations are included in notes 44 and 52(b)(iv) to the financial statements.

The principal subsidiaries disposed of by the Group during the year included Sanyuan Foods, Western Food and 北京控股磁懸浮技術發展有限公司 (Beijing Enterprises Maglev Technology Development Co., Ltd.) ("Beijing Maglev"), further details of these disposals are included in notes 10, 45 and 52(b)(v) to the financial statements.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

## 20. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

| | Group | | Company | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **HK$'000** | HK$'000 | **HK$'000** | HK$'000 |
| Share of net assets | **196,428** | 591,829 | **–** | – |
| Due from jointly-controlled entities | **21,564** | 19,942 | **516** | 13,406 |
| Due to jointly-controlled entities | **(35,074)** | (55,093) | **(14,132)** | (14,195) |
| | **182,918** | 556,678 | **(13,616)** | (789) |

(a) The amount of the goodwill capitalised as an asset in the consolidated balance sheet, arising on the acquisition of jointly-controlled entities, is as follows:

| | **2005** | 2004 |
|---|---|---|
| | **HK$'000** | HK$'000 |
| Cost and net carrying amount at 1 January | **–** | 17,682 |
| Reclassification to goodwill arising on acquisition of subsidiaries as a result of the related jointly-controlled entities becoming subsidiaries during the year – *note 17* | **–** | (17,682) |
| Cost and net carrying amount at 31 December | **–** | – |

## 20. INTERESTS IN JOINTLY-CONTROLLED ENTITIES *(continued)*

(a) *(continued)*

As detailed in note 2.4 to the financial statements, the Group applied the transitional provisions of HKFRS 3 that permitted goodwill in respect of the acquisitions of jointly-controlled entities before 1 January 2001 to remain eliminated against the consolidated capital reserve.

The amount of goodwill remaining in the consolidated capital reserve, arising on the acquisition of jointly-controlled entities prior to 1 January 2001, is as follows:

**Group**

| | **2005 HK$'000** | 2004 HK$'000 |
|---|---|---|
| Cost and net carrying amount at 1 January | **118,431** | 159,188 |
| Disposal of a jointly-controlled entity – *note 52(b)(v)* | **(118,431)** | (40,757) |
| Cost and net carrying amount at 31 December | **–** | 118,431 |

(b) The amounts due from/to jointly-controlled entities are unsecured, interest-free and have no fixed terms of repayment.

(c) The following is a condensed summary of financial information of the Group's jointly-controlled entities:

| | **2005 HK$'000** | 2004 HK$'000 |
|---|---|---|
| SHARE OF RESULTS ATTRIBUTABLE TO THE GROUP | | |
| Turnover | **166,432** | 961,800 |
| Other revenue | **10,350** | 151,648 |
| Total revenue | **176,782** | 1,113,448 |
| Total expenses | **(199,551)** | (1,046,742) |
| Profit/(loss) before tax | **(22,769)** | 66,706 |
| Tax | **(6,317)** | (10,253) |
| Minority interest | **2,194** | – |
| Profit/(loss) for the year | **(26,892)** | 56,453 |

# 20. INTERESTS IN JOINTLY-CONTROLLED ENTITIES *(continued)*

(c) *(continued)*

| | 2005 HK$'000 | 2004 HK$'000 |
|---|---|---|
| SHARE OF ASSETS AND LIABILITIES ATTRIBUTABLE TO THE GROUP | | |
| Property, plant and equipment | **9,172** | 469,528 |
| Operating concession (note) | **–** | 36,034 |
| Other non-current assets | **187,277** | 93,338 |
| Current assets | **137,471** | 278,602 |
| Non-current liabilities | **(97,560)** | (116,410) |
| Current liabilities | **(47,117)** | (176,302) |
| Losses in excess of investment costs not absorbed by the Group | **7,185** | 7,039 |
| Net assets | **196,428** | 591,829 |

*Note:* The operating concession as at 31 December 2004 was the operating concession of LQX Tourism to sell entrance tickets and provide tourism services in Longqingxia, a scenic area in Beijing, for a period of 40 years commencing on 19 August 1998. The operating concession became an asset of the Group as detailed in note 18(a)(iii) to the financial statements.

## 20. INTERESTS IN JOINTLY-CONTROLLED ENTITIES *(continued)*

Particulars of the principal jointly-controlled entities, which are all indirectly held by the Company, are as follows:

| | | | Percentage of | | | |
|---|---|---|---|---|---|---|
| Company name | Place of incorporation/ registration and operations | Registered capital | Ownership interest attributable to the Group | Voting power | Profit sharing | Principal activities |
| 北京王府井百貨商業物業管理有限公司 (Beijing Wang Fu Jing Retail Management Company Limited) | PRC/ Mainland China | US$59,600,000 | 25.05 | 50 | 50 | Provision of retail management services |
| 北京教育信息網服務中心有限公司 (Beijing Education Information Network Service Centre Co., Ltd.) | PRC/ Mainland China | RMB12,000,000 | 20.09 | 50 | 36 | Provision of information network service |
| 北京市政交通一卡通有限公司 (Beijing Municipal Administration & Communications Card Co., Ltd.) | PRC/ Mainland China | RMB50,000,000 | 24 | 44.4 | 43 | Operations of contactless multipurpose electronics payment cards |
| Beijing Wang Fu Jing Yokado Commercial Co., Ltd. | PRC/ Mainland China | US$12,000,000 | 20.04 | 42.86 | 40 | Operations of a chain network of supermarkets |

The above table lists the jointly-controlled entities of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other jointly-controlled entities would, in the opinion of the directors, result in particulars of excessive length.

I NOTES TO FINANCIAL STATEMENTS I

*31 December 2005*

# 21. INTERESTS IN ASSOCIATES

| | Group | | Company | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **HK$'000** | HK$'000 | **HK$'000** | HK$'000 |
| Unlisted shares, at cost | **–** | – | **46,168** | 141,742 |
| Share of net assets | **253,206** | 550,310 | **–** | – |
| Due from associates | **9,573** | 41,033 | **–** | 3,505 |
| Due to associates | **(8,956)** | – | **–** | – |
| | **253,823** | 591,343 | **46,168** | 145,247 |
| Impairment for amounts due from associates | **(4,974)** | (474) | **–** | – |
| | **248,849** | 590,869 | **46,168** | 145,247 |

(a) As detailed in note 2.4 to the financial statements, the Group applied the transitional provisions of HKFRS 3 that permitted goodwill in respect of the acquisitions of associates before 1 January 2001 to remain eliminated against the consolidated capital reserve.

The amount of goodwill remaining in the consolidated capital reserve, arising on the acquisition of associates prior to 1 January 2001, is as follows:

**Group**

| | **2005** | 2004 |
|---|---|---|
| | **HK$'000** | HK$'000 |
| Cost and net carrying amount at 1 January | **150,402** | 224,569 |
| Partial disposal of an associate | **–** | (74,167) |
| Cost and net carrying amount at 31 December | **150,402** | 150,402 |

(b) The amounts due from/to associates are unsecured, interest-free and have no fixed terms of repayment.

# 21. INTERESTS IN ASSOCIATES *(continued)*

(c) The following is a condensed summary of financial information of the Group's associates:

| | **2005** | 2004 |
|---|---|---|
| | **HK$'000** | HK$'000 |
| SHARE OF RESULTS ATTRIBUTABLE TO THE GROUP | | |
| Turnover | **186,803** | 446,024 |
| Other revenue | **4,355** | 5,046 |
| Total revenue | **191,158** | 451,070 |
| Total expenses | **(168,162)** | (391,888) |
| Profit before tax | **22,996** | 59,182 |
| Tax | **(1,203)** | (8,007) |
| Profit for the year | **21,793** | 51,175 |
| SHARE OF ASSETS AND LIABILITIES ATTRIBUTABLE TO THE GROUP | | |
| Property, plant and equipment | **181,888** | 454,060 |
| Other non-current assets | **73,546** | 88,943 |
| Current assets | **194,290** | 248,089 |
| Non-current liabilities | **(60,083)** | (21,169) |
| Current liabilities | **(132,884)** | (201,384) |
| Minority interests | **(3,551)** | (20,575) |
| Losses in excess of investment costs not absorbed by the Group | **–** | 2,346 |
| Net assets | **253,206** | 550,310 |

# I NOTES TO FINANCIAL STATEMENTS I

*31 December 2005*

## 21. INTERESTS IN ASSOCIATES *(continued)*

Particulars of the principal associates are as follows:

| Company name | Place of incorporation/ registration and operations | Nominal value of issued and paid-up capital/ registered capital | Percentage of Ownership interest attributable to the Group | Voting power | Profit sharing | Principal activities |
|---|---|---|---|---|---|---|
| Beijing Peking University WBL Biotech Co., Ltd. † | PRC/ Mainland China | RMB80,000,000 | 26.01 | 22.2 | 26.55 | Production and sale of healthcare products |
| Biosino Bio-Technology and Science Incorporation ("BioSino") π | PRC/ Mainland China | RMB70,017,528 | 34.29 | 33.3 | 35 | Production and sale of magnet diagnostic and pharmaceutical products |
| 北京機電院高技術股份有限公司 (BMEI Co., Ltd.)* | PRC/ Mainland China | RMB135,872,209 | 38.27 | 36.4 | 38.27 | Production and sale of and mechanical electrical equipment |

† The interest in this associate, which was previously directly held by the Company, was transferred to a subsidiary of the Company during the year.

π The interest in BioSino is indirectly held by the Company. Subsequent to the balance sheet date, on 27 February 2006, the H shares of BioSino were listed on The Growth Enterprise Market of the Stock Exchange. All of the shares of BioSino held by the Group are legal person shares and cannot be traded on any stock exchange. The directors do not consider it appropriate to disclose a value of the Group's investment in BioSino based on the published price quotation of BioSino's listed H shares as such information would be misleading.

* 23.44% and 14.83% equity interests of this associate are directly held by the Company and indirectly held by a wholly-owned subsidiary, respectively.

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

## 22. PLEDGED BANK BALANCES

| | Group 2005 HK$'000 | Group 2004 HK$'000 |
|---|---|---|
| Pledged bank balances -- *note 32* | **50,241** | 53,911 |
| *Less:* Portion classified as current assets | **(15,557)** | (45,168) |
| Non-current portion | **34,684** | 8,743 |

(a) Short term pledged bank balances of HK$4,377,000 (2004: HK$23,785,000) were pledged to banks to secure certain short term bank loans *(note 37 (d)(ii))*.

(b) Short term pledged bank balances of HK$9,430,000 (2004: HK$21,383,000) and long term pledged bank balances of HK$8,135,000 (2004: HK$8,743,000) were pledged to banks as security for mortgage loans granted to certain purchasers of the Group's properties held for sale.

(c) Short term pledged bank balances of HK$1,750,000 (2004: Nil) and long term pledged bank balances of HK$26,549,000 (2004: Nil) were pledged to secure certain trade finance facilities granted to the Group *(note 41)*.

## 23. AVAILABLE-FOR-SALE FINANCIAL ASSETS

| | Group | | Company | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **HK$'000** | HK$'000 | **HK$'000** | HK$'000 |
| Listed equity investments in Hong Kong, at fair value | **250** | 250 | **250** | 250 |
| Unlisted equity investments, at cost | **532,758** | 306,238 | **141,187** | 80,212 |
| | **533,008** | 306,488 | **141,437** | 80,462 |
| Impairment | **(22,971)** | (21,432) | **–** | – |
| | **510,037** | 285,056 | **141,437** | 80,462 |

## 23. AVAILABLE-FOR-SALE FINANCIAL ASSETS *(continued)*

(a) The unlisted equity investments of available-for-sale financial assets as at 31 December 2005 included the Group's remaining 20% and 2.11% effective equity interests in Beijing Siemens, a then 40% indirectly owned associate of the Company, and Sanyuan Foods, a then 57.11% indirectly owned subsidiary of the Company, respectively. Following the Group selling its 20% and 55% equity interests in Beijing Siemens and Sanyuan Foods during the years ended 31 December 2004 and 2005, respectively, as detailed in notes 4 and 10 to the financial statements, respectively, the carrying amounts of the remaining effective equity interests in Beijing Siemens and Sanyuan Foods held by the Group, which amounted to HK$90,763,000 and HK$27,903,000, respectively, at their respective dates of disposal are accounted for as available-for-sale financial assets as the Group has neither control nor any significant influence over the two companies and no longer involves in any of their operating and financial decisions.

(b) Certain unlisted equity investments of the Group and the Company are not stated at fair value but at cost less any accumulated impairment losses, because they do not have a quoted market price in an active market, the range of reasonable fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed.

## 24. PROPERTIES UNDER DEVELOPMENT

| | Group | |
|---|---|---|
| | **2005** | 2004 |
| | **HK$'000** | HK$'000 |
| At cost | **322,301** | 132,032 |
| *Less:* Portion classified as current assets | **(322,301)** | – |
| Non-current portion | – | 132,032 |

## 25. PROPERTIES HELD FOR SALE

The carrying amount of the Group's properties held for sale that are carried at net realisable value was HK$28,713,000 (2004: HK$53,195,000) as at the balance sheet date.

As at 31 December 2004, certain of the Group's properties held for sale with an aggregate carrying amount of HK$1,250,000 were pledged to secure certain bank and other loans granted to the Group *(note 37(d))*.

## 26. INVENTORIES

| | Group | |
|---|---|---|
| | **2005** | 2004 |
| | **HK$'000** | HK$'000 |
| Raw materials | **1,181,061** | 963,351 |
| Work in progress | **112,234** | 84,508 |
| Finished goods | **180,007** | 112,585 |
| Trading stocks | **101,621** | 79,525 |
| | **1,574,923** | 1,239,969 |

At 31 December 2005, none of the inventories was carried at fair value less cost to sell (2004: Nil).

## 27. AMOUNTS DUE FROM/TO CUSTOMERS FOR CONTRACT WORK

| | Group | |
|---|---|---|
| | **2005** | 2004 |
| | **HK$'000** | HK$'000 |
| Amounts due from customers for contract work | **25,238** | 16,915 |
| Amounts due to customers for contract work | **(48,580)** | (51,770) |
| | **(23,342)** | (34,855) |
| Contract costs incurred plus recognised profits less recognised losses to date | **67,695** | 53,567 |
| *Less:* Progress billings received and receivable | **(91,037)** | (88,422) |
| | **(23,342)** | (34,855) |

## 28. TRADE AND BILLS RECEIVABLES

The various group companies have different credit policies, depending on the requirements of their markets and the businesses which they operate. Certain customers are allowed to settle the construction contract sum by three annual instalments. Aged analyses of trade and bills receivables are prepared and closely monitored in order to minimise any credit risk associated with receivables.

An aged analysis of the trade and bills receivables as at the balance sheet date, based on the invoice date and net of impairment, is as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **HK$'000** | HK$'000 | **HK$'000** | HK$'000 |
| Within one year | **769,933** | 755,437 | **4,844** | 3,742 |
| One to two years | **112,168** | 79,490 | **–** | – |
| Two to three years | **66,728** | 15,651 | **–** | – |
| Over three years | **13,082** | 8,766 | **–** | – |
| | **961,911** | 859,344 | **4,844** | 3,742 |
| *Less:* Portion classified as current assets | **(928,709)** | (790,034) | **(4,844)** | (3,742) |
| Non-current portion | **33,202** | 69,310 | **–** | – |

## 29. OTHER RECEIVABLES

| | | Group | | Company | |
|---|---|---|---|---|---|
| | | **2005** | 2004 | **2005** | 2004 |
| | Note | **HK$'000** | HK$'000 | **HK$'000** | HK$'000 |
| Prepayments | | **46,812** | 24,243 | **1,632** | 4,541 |
| Deposits and other debtors | | **592,822** | 867,382 | **3,286** | 154,438 |
| Due from holding companies | *30* | **435,383** | 7,992 | **219,220** | 1,883 |
| Due from fellow subsidiaries | *30* | **29,108** | – | **29,108** | – |
| Due from related companies | *30* | **264,723** | 102,623 | **122,778** | 21,670 |
| | | **1,368,848** | 1,002,240 | **376,024** | 182,532 |
| *Less:* Portion classified as current assets | | **(1,055,066)** | (825,359) | **(236,080)** | (178,477) |
| Non-current portion | | **313,782** | 176,881 | **139,944** | 4,055 |

## 29. OTHER RECEIVABLES *(continued)*

(a) The non-current portion of other receivables of the Group as at 31 December 2005 mainly included the following:

(i) the amortised cost of the amounts due from the ultimate holding company, an intermediate holding company and a fellow subsidiary of the Company in an aggregate amount of RMB267,997,000 (approximately HK$257,483,000) in respect of their acquisitions of the Company's equity interests in BE Dairy, BE Tourism and Beijing Maglev. Further details of the transactions are set out in notes 10 and 52(b)(v) to the financial statements.

(ii) an investment deposit of HK$36,743,000 paid by the Group for a new investment in Mainland China.

(b) The non-current portion of the Group's other receivables as at 31 December 2004 mainly included the following:

(i) an investment deposit of HK$61,715,000 paid for the acquisition of an additional 14.2244% equity interest in Yanjing Huiquan by Yanjing Brewery from other five shareholders of Yanjing Huiquan. The acquisition of Yanjing Huiquan was approved by relevant PRC government authorities and completed in March 2005, and Yanjing Huiquan became a subsidiary of the Group since then.

(ii) investment deposits of HK$95,112,000 in aggregate paid by the Group for certain new investments in Mainland China.

(c) Included in the Group's deposits and other debtors as at the balance sheet date is an aggregate amount of HK$90,346,000 (2004: HK$139,759,000) paid in advance to related companies arising from purchases of raw materials in the ordinary course of business of the Group. The balances with the related companies are unsecured and interest-free.

## 30. DUE FROM/TO HOLDING COMPANIES/FELLOW SUBSIDIARIES/ RELATED COMPANIES

The amounts due from/to holding companies are unsecured, interest-free and have no fixed terms of repayment, except that an aggregate amount of RMB421,336,000 (approximately HK$404,824,000), being the amortised cost of the amounts due from BHL and Beijing Holdings (BVI) Limited of HK$205,128,000 and HK$226,716,000, respectively, in respect of their respective acquisitions of the Group's equity interests in BE Dairy and BE Tourism, are repayable by instalments as detailed in notes 10 and 52(b)(v) to the financial statements.

The amounts due from/to fellow subsidiaries are unsecured, interest-free and have no fixed terms of repayment, except that an amount of RMB24,774,000 (approximately HK$23,821,000), being the amortised cost of the amount due from Canfort Investment Limited of HK$25,705,000 in respect of its acquisitions of the Group's equity interest in Beijing Maglev, is repayable by instalments as detailed in note 52(b)(v) to the financial statements.

The amounts due from/to related companies are unsecured, interest-free and have no fixed terms of repayment, except for an amount of RMB105,199,000 (approximately HK$100,999,000), being the amortised cost of HK$106,991,000 of the amount due from San Yuan Group in respect of its acquisition of the Company's 65.46% equity interest in BE Dairy. Further details of which are set out in note 10 to the financial statements.

The balances with related companies of the Group included in deposits and other debtors and trade and bills payables are disclosed in notes 29(c) and 41 to the financial statements, respectively.

## 31. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

| | Group | | Company | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **HK$'000** | HK$'000 | **HK$'000** | HK$'000 |
| Listed equity investments in Hong Kong | **16,682** | 21,937 | **5,760** | 9,366 |
| Unlisted equity investments in Mainland China | **–** | 290 | **–** | – |
| Unlisted fund | **28,869** | 27,975 | **28,869** | 27,725 |
| | **45,551** | 50,202 | **34,629** | 37,091 |

The above equity investments as at 31 December 2005 were classified as held for trading.

## 32. CASH AND CASH EQUIVALENTS

| | Group | | Company | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **HK$'000** | HK$'000 | **HK$'000** | HK$'000 |
| Cash and bank balances | **2,917,382** | 2,990,437 | **24,685** | 83,168 |
| Cash equivalents | **59,326** | 41,136 | **59,326** | 41,136 |
| Time deposits | **581,588** | 1,163,802 | **108,496** | 365,155 |
| | **3,558,296** | 4,195,375 | **192,507** | 489,459 |
| *Less:* Pledged bank balances – *note 22* | **(50,241)** | (53,911) | **–** | – |
| Cash and cash equivalents | **3,508,055** | 4,141,464 | **192,507** | 489,459 |

At the balance sheet date, the cash and bank balances and time deposits of the Group denominated in RMB amounted to HK$2,745,914,000 (2004: HK$2,729,703,000). The RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

## 33. ASSETS OF A DISPOSAL GROUP AND NON-CURRENT ASSETS CLASSIFIED AS HELD FOR SALE AND DIRECTLY ASSOCIATED LIABILITIES

**Group**

| | *Notes* | **2005 HK$'000** | 2004 HK$'000 |
|---|---|---|---|
| Assets of a disposal group classified as held for sale | *10(b)* | – | 1,304,733 |
| Non-current assets classified as held for sale | | **19,319** | – |
| Assets of a disposal group and non-current assets classified as held for sale | | **19,319** | 1,304,733 |
| Liabilities directly associated with: | | | |
| Assets of a disposal group classified as held for sale | *10(b)* | – | 493,795 |
| Non-current assets classified as held for sale | | **46,154** | – |
| Liabilities directly associated with assets of a disposal group and non-current assets classified as held for sale | | **46,154** | 493,795 |

The non-current assets classified as held for sale as at 31 December 2005 are certain buildings and prepaid land premium of the Group in Mainland China with net carrying amounts of HK$15,222,000 and HK$4,097,000 at that date, respectively, that are to be sold by the Group at a total cash consideration of approximately HK$76,923,000. A deposit of approximately HK$46,154,000 had been received from the purchaser as at 31 December 2005.

## 34. SHARE CAPITAL

### Shares

| | Company 2005 HK$'000 | Company 2004 HK$'000 |
|---|---|---|
| Authorised: | | |
| 2,000,000,000 ordinary shares of HK$0.10 each | **200,000** | 200,000 |
| Issued and fully paid: | | |
| 622,500,000 ordinary shares of HK$0.10 each | **62,250** | 62,250 |

### Share options

Details of the Company's share option schemes and the share options issued under the schemes are included in note 35 to the financial statements. No share options were granted or exercised during the year.

## 35. SHARE OPTION SCHEMES

### The Company

The Company adopted a share option scheme (the "Old Scheme"), which became effective on 16 May 1997, for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. The Old Scheme was terminated and replaced by a new share option scheme (the "New Scheme") effective 17 October 2005 pursuant to an ordinary resolution passed by the shareholders of the Company at the extraordinary general meeting held on the same date.

# 35. SHARE OPTION SCHEMES *(continued)*

## The Company *(continued)*

All options granted under the Old Scheme either lapsed or were cancelled before the Old Scheme was terminated on 17 October 2005 and the following sets out the movements of the share options granted under the Old Scheme during the year ended 31 December 2005:

| | | Number of share options | | |
|---|---|---|---|---|
| **Name or category of participant** | *Notes* | **At 1 January 2005** | **Cancelled during the year** | **At 31 December 2005** |
| **Directors:** | | | | |
| Mr. Li Fu Cheng | *(a)* | 200,000 | (200,000) | – |
| | *(b)* | 1,800,000 | (1,800,000) | – |
| | | 2,000,000 | (2,000,000) | – |
| Mr. Zheng Wan He | *(a)* | 200,000 | (200,000) | – |
| | *(b)* | 1,800,000 | (1,800,000) | – |
| | | 2,000,000 | (2,000,000) | – |
| **Other employees:** | | | | |
| In aggregate | *(a)* | 210,000 | (210,000) | – |
| In aggregate | *(b)* | 1,840,000 | (1,840,000) | – |
| | | 2,050,000 | (2,050,000) | – |
| | | 6,050,000 | (6,050,000) | – |

*Notes:*

(a) These options were granted on 3 March 1998, at an exercise price of HK$17.03 per share. The cash consideration paid by each director and employee for the options granted was HK$1 per grant of options.

(b) These options were granted on 23 June 1998 at an exercise price of HK$17.03 per share. The consideration paid by each director and employee for the options granted was HK$1 per grant of options.

## 35. SHARE OPTION SCHEM *(continued)*

### The Company *(continued)*

The purpose of the New Schem to attract and retain the best quality personnel of the Group for the development of roup's operations; to provide additional incentives to employees, officers and directors e Group; and to promote the long term financial success of the Company by aligning the rests of option holders to shareholders. The directors of the Company may, at their discre n, invite employees (including executive directors) and non-executive directors of the Compa and any of its subsidiaries, to take up options to subscribe for ordinary shares of the Company at HK$1 per grant of options. The New Scheme became effective on 17 October 2005 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of unexercised share options currently permitted to be granted under the New Scheme is an amount equivalent, upon their exercise, to 30% of the total number of ordinary shares of the Company in issue at any time. No option may be granted to any one person which if exercised in full would result in the total number of ordinary shares of the Company issued and issuable to him/her under all the options granted to him/her in any 12-month period and the said option exceeding 1% of the total number of ordinary shares of the Company in issue at any time.

An option granted under the New Scheme is personal to the grantee and shall not be assignable or transferrable.

The period during which an option granted under the New Scheme may be exercised will be determined by the directors at their discretion, save that no option may be exercised later than 10 years after the grant date. No option may be granted more than 10 years after the date of approval of the New Scheme.

The exercise price of the share options is determinable by the directors, but may not be less than the highest of (i) the closing price of the Company's ordinary shares on the Stock Exchange on the date of grant, which must be a trading day; (ii) the average closing price of the Company's ordinary shares on the Stock Exchange on the five trading days immediately preceding the date of grant of the option; and (iii) the nominal value of ordinary share of the Company.

At 31 December 2005, no share option has been granted under the New Scheme.

# 35. SHARE OPTION SCHEMES *(continued)*

## Beijing Development

Beijing Development, a subsidiary of the Company whose shares are listed on the Main Board of the Stock Exchange, operates a share option scheme (the "BDHK Scheme") to give executives and key employees of the Beijing Development group an interest in preserving and maximising its shareholders' value in the longer term, to enable Beijing Development and its relevant subsidiaries to attract and retain individuals with experience and ability and to reward individuals for future performance. Eligible participants of the BDHK Scheme include the executive directors and employees of Beijing Development or any of its subsidiaries. The BDHK Scheme became effective on 18 June 2001 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of unexercised share options currently permitted to be granted under the BDHK Scheme is an amount equivalent, upon their exercise, to 10% of the ordinary shares of Beijing Development in issue at any time. The maximum number of shares issuable under share options to each eligible participant in the BDHK Scheme is limited to 25% of the aggregate number of shares for the time being issued and issuable under the BDHK Scheme.

The offer of a grant of share options may be accepted within 28 days from the date of the offer, upon payment of a nominal consideration of HK$1 in total by the grantee. The exercise period of the share options granted is determinable by the directors of Beijing Development, and commences after a certain vesting period and ends on a date which is not later than five years from the date on which the offer of the share options is accepted or on the expiry date of the BDHK Scheme, whichever is earlier.

The exercise price of the share options is determinable by the directors of Beijing Development, but may not be less than the highest of (i) the closing price of the ordinary shares of Beijing Development on the Stock Exchange on the date of the offer of the share options; (ii) the average closing price of the ordinary shares of Beijing Development on the Stock Exchange on the five trading days immediately preceding the date of the offer; and (iii) the nominal value of an ordinary share of Beijing Development.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meetings.

## 35. SHARE OPTION S IEMES *(cc nued)*

### Beijing Development ntinued)

The following sets out th ovements of t share options granted under the BDHK Scheme during the year ended 31 cember 2005:

| Name or category of participant | Notes | At 1 January 2005 | Cancelled during the year | At 31 December 2005 |
|---|---|---|---|---|
| | | Number of share options | | |
| **Director of the Company:** | | | | |
| Mr. E Meng | *(a)* | 1,600,000 | – | 1,600,000 |
| | *(b)* | 1,200,000 | – | 1,200,000 |
| | | 2,800,000 | – | 2,800,000 |
| **Other employees:** | | | | |
| In aggregate | *(a), (d)* | 6,540,000 | (180,000) | 6,360,000 |
| In aggregate | *(b)* | 18,900,000 | – | 18,900,000 |
| In aggregate | *(c)* | 2,800,000 | (2,800,000) | – |
| | | 28,240,000 | (2,980,000) | 25,260,000 |
| | | 31,040,000 | (2,980,000) | 28,060,000 |

*Notes:*

(a) These options were granted on 19 June 2001 at an exercise price of HK$1.13 per share of Beijing Development. The options may be exercised in two or three equal portions. The first portion is exercisable at any time commencing on 1 January 2002, and each further portion becomes exercisable at any time commencing on 1 January in each of the following years. All of the options, if not otherwise exercised, will lapse on 26 June 2006. No portion of these share options was exercised during the year.

(b) These options were granted on 18 January 2002 at an exercise price of HK$1.00 per share of Beijing Development. The options can be exercised in three equal portions. The first portion is exercisable at any time commencing on 18 January 2002, and each further portion becomes exercisable on 1 January in each of the following years. All of the options, if not otherwise exercised, will lapse on 17 January 2007. No portion of these share options was exercised during the year.

## 35. SHARE OPTION SCHEMES *(continued)*

### Beijing Development *(continued)*

*Notes: (continued)*

(c) These options were granted on 2 October 2003 at an exercise price of HK$1.05 per share of Beijing Development. The options can be exercised in three equal portions. The first portion is exercisable at any time commencing on 2 October 2003, and each further portion becomes exercisable on 1 January in each of the following years. Owing to the resignation of a director of Beijing Development during the year, all of these options were forfeited accordingly.

(d) Owing to the resignation of certain employees of Beijing Development during the year, the share options granted to them were forfeited accordingly.

At 31 December 2005, Beijing Development had 28,060,000 share options outstanding under the BDHK Scheme, which represented approximately 5.7% of the shares of Beijing Development in issue as at that date. The exercise in full of the remaining share options would, under the present capital structure of Beijing Development, result in the issue of 28,060,000 additional ordinary shares of Beijing Development and additional share capital of HK$28,060,000 and share premium of HK$1,035,000 (before issue expenses).

### Xteam

*(a) Pre-IPO share option scheme*

Xteam, a subsidiary of the Company whose shares are listed on The Growth Enterprise Market of the Stock Exchange, adopted a Pre-IPO share option scheme (the "Xteam Pre-IPO Scheme") on 30 May 2001. The Xteam Pre-IPO Scheme was terminated on 11 December 2001 and no further options can be granted under the Xteam Pre-IPO Scheme. However, all options granted prior to the termination of the Xteam Pre-IPO Scheme will remain in full force and effect.

## 35. SHARE OPTION SCHEM    (continued)

### Xteam (continued)

(a) *Pre-IPO share option schem    ntinued)*

The following sets out the    ments of the share options granted under the Xteam Pre-IPO Scheme during the    nded 31 December 2005:

| Category of participant | Number of share options At 1 January 2005 | Forfeited during the year | At 31 December 2005 |
|---|---|---|---|
| **Other employees:** | | | |
| In aggregate (note) | 80,000,000 | (30,000,000) | 50,000,000 |

*Note:* These options were granted on 14 November 2001 at an exercise price of HK$0.266 per share of Xteam. The options are exercisable at any time commencing on 11 June 2002 and, if not otherwise exercised, will lapse on 13 November 2011. No portion of these share options was exercised during the year. Owing to the resignation of a director of Xteam during the year, the 30,000,000 share options granted to him were forfeited accordingly.

At 31 December 2005, Xteam had 50,000,000 share options outstanding under the Xteam Pre-IPO Scheme, which represented approximately 1.3% of Xteam's shares in issue at that date. The exercise in full of the remaining share options under the Xteam IPO Scheme would, under the present capital structure of Xteam, result in the issue of 50,000,000 additional ordinary shares of Xteam and additional share capital of HK$500,000 and share premium of HK$12,800,000 (before issue expenses).

(b) *Share option scheme*

On 21 November 2001, Xteam adopted a share option scheme (the "Xteam Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Xteam group's operations. Eligible participants of the Xteam Scheme include Xteam's executive and non-executive directors, full-time employees, advisers and consultants of the Xteam group. The Xteam Scheme became effective on 21 November 2001 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of shares which may be issued upon exercise of all options granted and yet to be granted under the Xteam Scheme is currently limited to 30% of the shares of Xteam in issue at any time. The total number of shares issued and to be issued upon exercise of the options granted and to be granted to each eligible participant in the Xteam Scheme in any 12-month period up to the date of the grant is limited to 1% of the aggregate number of issued share capital of Xteam from time to time.

# | NOTES TO FINANCIAL STATEMENTS |

*31 December 2005*

## 35. SHARE OPTION SCHEMES *(continued)*

### Xteam *(continued)*

(b) *Share option scheme (continued)*

The offer of a grant of share options may be accepted within 21 days from the date of the offer, upon payment of a nominal consideration of HK$1 in total by the grantee. The exercise period of the share options granted is determinable by the directors of Xteam at their discretion, and commences on the date upon which the options are deemed to be granted and accepted.

The exercise price of share options is determinable by the directors, but may not be less than the higher of (i) the closing price of Xteam's ordinary shares on the Stock Exchange on the date of the offer of the share options; and (ii) the average closing price of Xteam's ordinary shares on the Stock Exchange on the five trading days immediately preceding the date of offer.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meetings.

The following sets out the movements of the share options granted under the Xteam Scheme during the year ended 31 December 2005:

| | Number of share options | | |
|---|---|---|---|
| **Category of participant** | **At 1 January 2005** | **Forfeited during the year** | **At 31 December 2005** |
| **Other employees:** | | | |
| In aggregate (note) | 30,000,000 | (16,500,000) | 13,500,000 |
| **Advisers and consultants:** | | | |
| In aggregate (note) | 33,000,000 | – | 33,000,000 |
| | 63,000,000 | (16,500,000) | 46,500,000 |

*Note:* These options were granted on 19 December 2003 at an exercise price of HK$0.14 per share of Xteam. The options are exercisable at any time commencing on 19 December 2003 and, if not otherwise exercised, will lapse on 18 December 2013. No portion of these share options was exercised during the year. Owing to the resignation of certain directors and employees of Xteam during the year, the 16,500,000 share options in total granted to them were forfeited accordingly.

At 31 December 2005, Xteam had 46,500,000 share options outstanding under the Xteam Scheme, which represented approximately 1.2% of Xteam's shares in issue as at that date. The exercise in full of the remaining share options would, under the present capital structure of Xteam, result in the issue of 46,500,000 additional ordinary shares of Xteam and additional share capital of HK$465,000 and share premium of HK$6,045,000 (before issue expenses).

## 36. RESERVES

### (a) Group

(i) The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity on pages 42 to 43 of the financial statements.

(ii) PRC reserve funds are reserves set aside in accordance with the PRC Companies Law or the Law of the PRC on Joint Ventures Using Chinese and Foreign Investment as applicable to the Group's PRC subsidiaries, jointly-controlled entities and associates. None of the Group's PRC reserve funds as of 31 December 2005 was distributable in the form of cash dividends.

(iii) Certain amounts of goodwill arising on the acquisition of subsidiaries and associates in prior years remain eliminated against the consolidated capital reserve as further explained in notes 17 and 21 to the financial statements, respectively.

### (b) Company

| | *Notes* | **Share premium account** HK$'000 | **Retained profits** HK$'000 | **Total** HK$'000 |
|---|---|---|---|---|
| At 1 January 2004 | | 4,839,497 | 321,128 | 5,160,625 |
| Profit for the year | *11* | – | 383,143 | 383,143 |
| Interim 2004 dividend | *12* | – | (62,250) | (62,250) |
| Proposed final 2004 dividend | *12* | – | (124,500) | (124,500) |
| At 31 December 2004 and 1 January 2005 | | 4,839,497 | 517,521 | 5,357,018 |
| Loss for the year | *11* | – | (111,190) | (111,190) |
| Interim 2005 dividend | *12* | – | (62,250) | (62,250) |
| Proposed final 2005 dividend | *12* | – | (124,500) | (124,500) |
| **At 31 December 2005** | | **4,839,497** | **219,581** | **5,059,078** |

## 37. BANK AND OTHER BORROWINGS

| | Group | | Company | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **HK$'000** | HK$'000 | **HK$'000** | HK$'000 |
| Bank overdrafts, unsecured | **8,068** | – | – | – |
| Bank loans: | | | | |
| Secured | **543,456** | 651,869 | – | – |
| Unsecured | **2,005,902** | 2,712,495 | **664,775** | 1,400,850 |
| | **2,549,358** | 3,364,364 | **664,775** | 1,400,850 |
| Other loans, unsecured | **321,017** | 440,407 | – | – |
| Total bank and other loans | **2,878,443** | 3,804,771 | **664,775** | 1,400,850 |
| Bank overdrafts repayable within one year or on demand | **8,068** | – | – | – |
| Bank loans repayable: | | | | |
| Within one year | **2,335,132** | 1,936,928 | **664,775** | – |
| In the second year | **1,420** | 1,403,136 | – | 1,400,850 |
| In the third to fifth years, inclusive | **196,746** | 6,339 | – | – |
| Beyond five years | **16,060** | 17,961 | – | – |
| | **2,549,358** | 3,364,364 | **664,775** | 1,400,850 |
| Other loans repayable: | | | | |
| Within one year | **161,932** | 162,709 | – | – |
| In the second year | **37,577** | 41,164 | – | – |
| In the third to fifth years, inclusive | **51,354** | 92,404 | – | – |
| Beyond five years | **70,154** | 144,130 | – | – |
| | **321,017** | 440,407 | – | – |
| Total bank and other loans | **2,878,443** | 3,804,771 | **664,775** | 1,400,850 |
| *Less:* Portion classified as current liabilities | **(2,505,132)** | (2,099,637) | **(664,775)** | – |
| Non-current portion | **373,311** | 1,705,134 | – | 1,400,850 |

## 37. BANK AND OTHER BORROWINGS *(continued)*

(a) The bank loans of the Group and the Company include a five-year US$180 million syndicated loan facility obtained by the Company in 2001. The syndicated loan bears interest at LIBOR+0.6% and is fully repayable on 12 June 2006. The Company early repaid a principal amount of US$110 million during the year ended 31 December 2005, resulting the principal amount outstanding under the syndicated loan facility being reduced to US$70 million as at 31 December 2005.

The loan agreement includes certain conditions imposing specific performance obligations on the Company's holding companies, among which are the following events which would constitute an event of default on the loan facility:

(i) If the beneficial interest in more than 50% of the entire issued capital of the Company ceases to be owned by persons or entities controlled by the Beijing Municipal People's Government of China (the "Beijing Government"); or

(ii) If any of the Company's holding companies stops or suspends payments to its creditors generally, or is unable to or admits its inability to pay off its debts as and when they fall due, or is declared or becomes bankrupt or insolvent.

Within the best knowledge of the directors, none of the above events took place during the year and as at the date of approval of these financial statements.

(b) The other loans include amortised cost of interest-free loans of HK$99,384,000 (2004: HK$215,749,000) granted from related companies. The remaining other loans of HK$221,633,000 (2004: HK$224,658,000) bear interest at rates ranging from 5% to 9% (2004: 5% to 9%) per annum.

(c) HK$188,873,000 (2004: HK$185,884,000) of the Group's unsecured bank loans at the balance sheet date were guaranteed by the joint venture partners of certain of the Group's PRC subsidiaries or their associates and a jointly-controlled entity.

(d) Certain of the Group's bank loans are secured by the following:

(i) Mortgages over the Group's buildings and plant and machinery with an aggregate carrying amount at the balance sheet date of HK$275,857,000 (2004: HK$519,673,000) *(note 14(c))*; and

(ii) Mortgages over certain of the Group's bank balances at the balance sheet date of HK$4,377,000 (2004: HK$23,785,000) in aggregate *(note 22(a))*.

## 37. BANK AND OTHER BORROWINGS *(continued)*

(d) *(continued)*

Certain of the Group's bank loans as at 31 December 2004 were also secured by an investment property with a carrying amount of HK$6,500,000 at that date *(note 15(c))* and mortgages over certain of the Group's properties held for sale with an aggregate carrying amount at that date of HK$1,250,000 *(note 25)*.

## 38. CONVERTIBLE BONDS

On 16 October 2002, Yanjing Brewery, a subsidiary held indirectly as to 54.46% by the Company, issued at face value five year 1.2% convertible bonds (the "Convertible Bonds") in an aggregate principal amount of RMB700,000,000 with a face value of RMB100 each.

The Convertible Bonds are convertible, at the option of the bondholders, into fully-paid ordinary shares of Yanjing Brewery at an original conversion price of RMB10.59 per share, which was adjusted to RMB7.06 per share as a result of a bonus issue made by Yanjing Brewery during the year and is subject to further adjustments in certain events. The conversion period for the Convertible Bonds is from 16 October 2003 to 16 October 2007 (the "Conversion Period"), both dates inclusive. Unless previously redeemed, converted or purchased and cancelled, the Convertible Bonds are redeemable at face value at the end of the Conversion Period, together with any accrued interest.

Yanjing Brewery has the right to redeem the Convertible Bonds, in whole or in part, during the Conversion Period, at a redemption price of RMB102 each, subject to adjustments in certain events, when the closing price of the ordinary shares of Yanjing Brewery is higher than the then conversion price of the Convertible Bonds by more than 30% for 20 consecutive days. On the other hand, the bondholders have the right to have Yanjing Brewery redeem the Convertible Bonds at redemption price, subject to adjustments in certain events, when the closing price of ordinary shares of Yanjing Brewery is lower than the then conversion price of the Convertible Bonds by more than 30% for 20 consecutive days.

The Convertible Bonds are guaranteed by the Company, which was approved by the shareholders of the Company in an extraordinary general meeting held on 11 April 2002. 北京燕京啤酒集團公司 (Beijing Yanjing Beer Group Company) ("Yanjing Beer Group"), which has beneficial interests in Yanjing Brewery, has undertaken to counter-indemnify the Company in respect of any contingencies arising from the portion of the guarantee exceeding the Company's effective proportional equity interest of 54.46% in Yanjing Brewery.

## 38. CONVERTIBLE BONDS *(continued)*

The fair value of the liability component of the Convertible Bonds was estimated at the issuance date using an equivalent market interest rate for a similar bond without a conversion option. The equity component of the Convertible Bonds is not material to the Group and accordingly, the whole amount of the Convertible Bonds is accounted for as a financial liability of the Group.

During the year ended 31 December 2005, 465,132 units (2004: 764,484 units) and 63,020 units (2004: Nil) of the Convertible Bonds issued by Yanjing Brewery with an aggregate principal amount of approximately HK$50,079,000 (2004: HK$72,020,000) were exercised by certain bondholders in exchange for ordinary shares of Yanjing Brewery at respective conversion prices of RMB10.59 and RMB7.06 per share (as adjusted to take into account the bonus issue made by Yanjing Brewery during the year) and as a result of which, the Company's effective equity interest in Yanjing Brewery was diluted to 54.46% (2004: 54.86%) and a gain on deemed disposal of HK$14,498,000 (2004: HK$20,715,000) is recognised in the consolidated income statement for the year.

## 39. OTHER LONG TERM LIABILITIES

| | Group | |
|---|---|---|
| | **2005** | 2004 |
| | **HK$'000** | HK$'000 |
| Deferred income (note) | **15,559** | – |
| Others | **17,123** | 8,466 |
| | **32,682** | 8,466 |

*Note:* Various government grants were received by the Group for the construction of specific projects or for setting up research activities in Mainland China and were included in deferred income in the balance sheet. Upon completion of the construction of the specific projects or research activities and with approvals from relevant government authorities, the relevant government grants would be released and recognised as other revenue in the income statement over the estimated useful lives of the property, plant and equipment or the deferred development costs to which they related. There were no unfulfilled conditions or contingencies relating to these grants.

In addition, the Group received certain incentives from landlords of certain department stores' operating lease arrangements. Such incentives are included in deferred income in the balance sheet, and would be released and recognised in the income statement as a reduction in rental expenses on the straight-line basis over the relevant lease terms.

# 40. DEFERRED TAX

Net deferred tax assets/(liabilities) recognised in the consolidated balance sheet:

| | Group 2005 HK$'000 | 2004 HK$'000 |
|---|---|---|
| Deferred tax assets | **67,772** | 62,747 |
| Deferred tax liabilities | **(168,527)** | (163,735) |
| | **(100,755)** | (100,988) |

The components of deferred tax assets and liabilities and the movements during the year are as follows:

**Group – 2005**

| | Revaluation of properties HK$'000 | Fair value adjustments arising from acquisition of subsidiaries HK$'000 | Accelerated tax depreciation HK$'000 | Impairment and provisions HK$'000 | Total HK$'000 |
|---|---|---|---|---|---|
| Net deferred tax assets/(liabilities) at 1 January 2005 | (3,302) | (134,956) | 3,353 | 33,917 | (100,988) |
| Arising on acquisition of a subsidiary – *note 44* | – | – | (382) | – | (382) |
| Deferred tax credited/(charged) to income statement during the year – *note 9* | – | – | (2,469) | 4,940 | 2,471 |
| Exchange realignment | (68) | (2,790) | 41 | 961 | (1,856) |
| Net deferred tax assets/(liabilities) at 31 December 2005 | (3,370) | (137,746) | 543 | 39,818 | (100,755) |

## 40. DEFERRED TAX *(continued)*

**Group – 2004**

| | Revaluation of properties HK$'000 | Fair value adjustments arising from acquisition of subsidiaries HK$'000 | Accelerated tax depreciation HK$'000 | Impairment and provisions HK$'000 | Total HK$'000 |
|---|---|---|---|---|---|
| Net deferred tax assets/(liabilities) at 1 January 2004 | (2,168) | (149,114) | (1,857) | 34,534 | (118,605) |
| Arising on acquisition of a subsidiary – *note 44* | – | – | 4,138 | – | 4,138 |
| Deferred tax credited to income statement during the year – *note 9* | – | – | 243 | 12,485 | 12,728 |
| Attributable to the discontinued operation – *note 10(b)* | (1,134) | 14,158 | 829 | (13,102) | 751 |
| Net deferred tax assets/(liabilities) at 31 December 2004 | (3,302) | (134,956) | 3,353 | 33,917 | (100,988) |

At 31 December 2005, deferred tax assets have not been recognised in respect of unused tax losses of HK$324,645,000 (2004: HK$280,777,000) as they have arisen in the Company and certain subsidiaries that have been loss-making for some time and it is not probable that taxable profits will be available against which such tax losses can be utilised.

At 31 December 2005, there was no significant unrecognised deferred tax liability (2004: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries, associates or joint ventures as the Group has no liability to additional tax should such amounts be remitted.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

## 41. TRADE AND BILLS PAYABLES

An aged analysis of the Group's trade and bills payables as at the balance sheet date, based on the invoice date, is as follows:

| | Group | |
|---|---|---|
| | **2005** | 2004 |
| | **HK$'000** | HK$'000 |
| Within one year | **1,120,017** | 724,357 |
| One to two years | **25,677** | 18,703 |
| Two to three years | **7,313** | 8,141 |
| Over three years | **12,548** | 14,581 |
| | **1,165,555** | 765,782 |

Included in the Group's trade and bills payables are amounts of HK$195,132,000 (2004: HK$153,347,000) due to related companies arising from transactions carried out in the ordinary course of business of the Group. The balances are unsecured, interest-free and are repayable within credit periods similar to those offered by the related companies to their major customers.

Certain of the Group's bills payables are secured by mortgages over certain of the Group's bank balances with an aggregate amount of HK$28,299,000 (2004: Nil) *(note 22(c))*.

## 42. OTHER PAYABLES AND ACCRUALS

| | | Group | | Company | |
|---|---|---|---|---|---|
| | | **2005** | 2004 | **2005** | 2004 |
| | *Note* | **HK$'000** | HK$'000 | **HK$'000** | HK$'000 |
| Accruals | | **295,874** | 212,275 | **47,081** | 47,244 |
| Other liabilities | | **1,257,348** | 1,104,018 | **42,013** | 5,170 |
| Due to holding companies | *30* | **–** | 13,415 | **–** | 12,969 |
| Due to fellow subsidiaries | *30* | **8,523** | 8,523 | **8,523** | 8,523 |
| Due to related companies | *30* | **277,672** | 206,050 | **–** | – |
| | | **1,839,417** | 1,544,281 | **97,617** | 73,906 |

## 43. TAXES PAYABLE

| | Group | | Company | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **HK$'000** | HK$'000 | **HK$'000** | HK$'000 |
| Income/profits tax | **170,427** | 195,635 | **–** | – |
| Consumption tax | **77,370** | 64,262 | **–** | – |
| Value-added tax | **96,580** | 85,605 | **–** | – |
| Business tax | **9,385** | 9,761 | **–** | – |
| Others | **41,370** | 13,106 | **9,646** | 9,124 |
| | **395,132** | 368,369 | **9,646** | 9,124 |

# 44. BUSINESS COMBINATIONS

The fair value of the identifiable assets and liabilities of the subsidiaries acquired during the year as at their respective dates of acquisition, which have no significant differences from their respective carrying amounts, is as follows:

| | *Notes* | **LQX Tourism HK$'000** *(note (i))* | **Yanjing Huiquan HK$'000** *(note (ii))* | **Others HK$'000** *(note (iii))* | **2005 Total HK$'000** | 2004 Total HK$'000 |
|---|---|---|---|---|---|---|
| Net assets acquired: | | | | | | |
| Property, plant and equipment | 14 | 45,917 | 903,995 | 72 | 949,984 | 354,630 |
| Prepaid land premiums | 16 | 3,351 | 16,430 | – | 19,781 | 74,368 |
| Operating concession | 18 | 47,596 | – | – | 47,596 | – |
| Non-current other receivables | | – | 1,433 | – | 1,433 | – |
| Available-for-sale financial assets | | – | 4,375 | – | 4,375 | 282 |
| Deferred tax assets | 40 | – | – | – | – | 4,138 |
| Inventories | | 813 | 117,509 | 25 | 118,347 | 110,374 |
| Trade and bills receivables | | – | 15,191 | 9 | 15,200 | 16,228 |
| Other receivables | | 3,302 | 19,531 | 10,007 | 32,840 | 25,903 |
| Cash and bank balances | | 14,944 | 55,122 | 6,850 | 76,916 | 337,927 |
| Trade and bills payables | | – | (59,836) | – | (59,836) | (106,609) |
| Accruals and other liabilities | | (24,189) | (47,743) | (2,813) | (74,745) | (243,948) |
| Taxes payable | | (372) | (2,771) | – | (3,143) | (3,679) |
| Bank and other borrowings | | (5,769) | (143,468) | – | (149,237) | (71,879) |
| Deferred tax liabilities | 40 | (382) | – | – | (382) | – |
| Minority interests | | (20,104) | (430,147) | (7,633) | (457,884) | (69,389) |
| Net assets | | 65,107 | 449,621 | 6,517 | 521,245 | 428,346 |
| Goodwill arising on acquisition | 17 | – | 1,544 | 7,372 | 8,916 | 27,052 |
| Goodwill reclassified from interests in jointly-controlled entities | | – | – | – | – | 20,404 |
| Excess over the cost of a business combination recognised as income | | – | – | – | – | (5,738) |
| | | 65,107 | 451,165 | 13,889 | 530,161 | 470,064 |

# 44. BUSINESS COMBINATIONS *(continued)*

| | LQX Tourism HK$'000 (note (i)) | Yanjing Huiquan HK$'000 (note (ii)) | Others HK$'000 (note (iii)) | 2005 Total HK$'000 | 2004 Total HK$'000 |
|---|---|---|---|---|---|
| Satisfied by: | | | | | |
| Cash | – | 125,013 | 3,849 | 128,862 | 196,615 |
| Costs associated with the acquisition | – | – | 425 | 425 | 4,062 |
| Reclassification to interests in subsidiaries from interests in jointly-controlled entities | 65,107 | – | – | 65,107 | 269,387 |
| Reclassification to interests in subsidiaries from interests in associates | – | 326,152 | – | 326,152 | – |
| Promissory note | – | – | 9,615 | 9,615 | – |
| | 65,107 | 451,165 | 13,889 | 530,161 | 470,064 |
| Profit for the year since acquisition | –* | 9,585* | 198 | 9,783 | 27,876 |

* The amounts disclosed above only included the profit for the year attributable to the additional interest acquired by the Group during the year.

## 44. BUSINESS COMBINATIONS *(continued)*

An analysis of the net inflow/(outflow) of cash and cash equivalents in respect of the acquisition of subsidiaries is as follows:

| | LQX Tourism HK$'000 *(note (a))* | Yanjing Huiquan HK$'000 *(note (b))* | Others HK$'000 *(note (c))* | 2005 Total HK$'000 | 2004 Total HK$'000 |
|---|---|---|---|---|---|
| Cash and bank balances acquired | 14,944 | 55,122 | 6,850 | 76,916 | 337,927 |
| Cash paid for costs associated with the acquisition and cash consideration payable arising from acquisitions in the current year | - | (125,013) | (4,274) | (129,287) | (200,677) |
| Cash consideration payable arising from acquisitions in previous year | - | - | (86,670) | (86,670) | - |
| Investment deposit paid at beginning of year – *note 29(b)(i)* | - | 61,715 | - | 61,715 | - |
| Outstanding payable at end of year | - | - | - | - | 86,670 |
| Net inflow/(outflow) of cash and cash equivalents in respect of the acquisition of subsidiaries | 14,944 | (8,176) | (84,094) | (77,326) | 223,920 |

*Notes:*

(a) Details of the acquisition of LQX Tourism are set out in note 52(b)(iv) to the financial statements.

(b) On 25 March 2005, Yanjing Brewery acquired an additional 14.2244% equity interest in Yanjing Huiquan, a then associate of the Group before the acquisition, for a cash consideration of RMB131,575,700 (approximately HK$125,013,000) from other five ex-shareholders of Yanjing Huiquan. Yanjing Huiquan is principally engaged in the production and sale of beer in Mainland China and the domestic A shares of which are listed on the Shanghai Stock Exchange. Upon completion of the acquisition, Yanjing Brewery has a 52.3724% equity interest in Yanjing Huiquan and Yanjing Huiquan became a subsidiary of the Group.

(c) Others

(i) On 1 January 2005, Beijing Development acquired a 51% equity interest in Beijing Boda from independent third parties for a cash consideration of approximately HK$3,849,000.

(ii) On 7 December 2005, a wholly-owned subsidiary of Xteam acquired 51% in Asren Holdings Limited ("Asren") from independent third parties. The purchase consideration for the acquisition of Asren was in the form of 84,134,616 new shares of Xteam at the market price of HK$0.058 per share of Xteam on 7 December 2005 and a promissory note amounting to HK$9,615,000 issued by the wholly-owned subsidiary of Xteam to Asren.

## 44. BUSINESS COMBINATIONS *(continued)*

Had the above business combinations taken place on 1 January 2005, the profit for the year of the Group and the profit for the year from continuing operations of the Group would have been HK$714,196,000 and HK$634,209,000, respectively, and the revenue (comprising turnover, interest income, other revenue and gains, net) for the year of the Group and revenue for the year from continuing operations of the Group would both have been HK$11,684,491,000.

## 45. DISPOSAL OF SUBSIDIARIES

| | *Notes* | **2005 HK$'000** | 2004 HK$'000 |
|---|---|---|---|
| Net assets disposed of: | | | |
| Property, plant and equipment | *14* | **18,231** | 88,335 |
| Prepaid land premiums | *16* | **–** | 5,059 |
| Available-for-sale financial assets | | **15** | 3,860 |
| Inventories | | **3,441** | 96,760 |
| Trade and bills receivables | | **7,371** | 2,503 |
| Other receivables | | **29,468** | 33,249 |
| Tax recoverable | | **107** | – |
| Cash and bank balances | | **24,751** | 46,154 |
| Trade and bills payables | | **(989)** | (55,981) |
| Accruals and other liabilities | | **(32,053)** | (92,768) |
| Taxes payable | | **(180)** | (12,796) |
| Bank and other borrowings | | **–** | (32,973) |
| Minority interests | | **(6,287)** | (43,148) |
| Assets of a disposal group held for sale | *10(b)* | **1,304,733** | – |
| Liabilities directly associated with assets of a disposal group held for sale | *10(b)* | **(493,795)** | – |
| Assets and liabilities of a disposal group attributable to minority interests | | **(355,099)** | – |
| Net assets | | **499,714** | 38,254 |
| Exchange fluctuation reserve realised | | **(4,932)** | – |
| Gain/(loss) on disposal of subsidiaries, net | 5 | **81,097** | (6,433) |
| | | **575,879** | 31,821 |
| Satisfied by cash consideration, at fair value | | **547,976** | 31,821 |
| Reclassification to available-for-sale financial assets form interests in subsidiaries | | **27,903** | – |
| | | **575,879** | 31,821 |

## 45. DISPOSAL OF SUBSIDIARIES *(continued)*

An analysis of the net inflow/outflow of cash and cash equivalents in respect of the disposal of subsidiaries is as follows:

| | 2005<br>HK$'000 | 2004<br>HK$'000 |
|---|---|---|
| Cash and bank balances disposed of | **(24,751)** | (46,154) |
| Cash and cash equivalent attributable to the discontinued operation – *note 10(b)* | **(134,597)** | – |
| Cash consideration, at fair value | **547,976** | 31,821 |
| Increase in fair value of cash consideration arising from the passage of time | **11,590** | – |
| Amortised cost of outstanding cash consideration at end of year | **(319,543)** | – |
| Net inflow/(outflow) of cash and cash equivalents in respect of the disposal of subsidiaries | **80,675** | (14,333) |

## 46. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

### (a) Major non-cash transactions

Save as disclosed in notes 38 and 44(c)(ii) to the financial statements, there are no other major non-cash transactions of investing and financing activities for the year ended 31 December 2005.

In respect of the cash flows for the year ended 31 December 2004, on 16 August 2004, Prime Technology Group Limited ("PTG") and E-tron Limited ("E-tron"), wholly owned subsidiaries of Beijing Development, transferred the entire issued share capital of Wisdom Elite Holdings Limited ("Wisdom Elite", the holding company of VST Software, which is engaged in the development of software) and 51% of the issued share capital of Astoria Innovations Limited, respectively, to Xteam and 1,897,546,070 and 217,967,375 ordinary shares of Xteam were issued to PTG and E-tron, respectively, as consideration for the transactions. Upon completion of the transactions, Beijing Development held an approximately 56.3% interest in Xteam and Xteam became a subsidiary of the Group. Apart from the foregoing and save as disclosed in note 38 to the financial statements, there were no other major non-cash transactions of investing and financing activities for that year.

## 46. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(continued)*

### (b) Restricted cash and cash equivalent balances

Short term pledged bank balances of HK$4,377,000 (2004: HK$23,785,000) were pledged to banks to secure certain short term bank loans *(note 37 (d)(ii))*.

Short term pledged bank balances of HK$1,750,000 (2004: Nil) and long term pledged bank balances of HK$26,549,000 (2004: Nil) were pledged to secure certain trade finance facilities granted to the Group *(note 41)*.

Short term pledged bank balances of HK$9,430,000 (2004: HK$21,383,000) and long term pledged bank balances of HK$8,135,000 (2004: HK$8,743,000) and were pledged to banks as security for mortgage loans granted to certain purchasers of the Group's properties held for sale.

## 47. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise bank loans, convertible bonds, cash and short-term deposits. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial instruments such as trade and bills receivables and trade and bills payables, which arise directly from its operations.

The main risks arising from the Group's financial instruments are fair value and cash flow interest rate risks, foreign currency risk, commodity price risk, credit risk and liquidity risk. The Group does not have any written risk management policies and guidelines. However, the board of directors meets periodically to analyse and formulate measures to manage the Group's exposure to these risks. Generally, the Group introduces conservative strategies on its risk management. As the Group's exposure to these risks is kept to a minimum, the Group has not used any derivatives and other instruments for hedging purposes. The Group does not hold or issue derivative financial instruments for trading purposes. The directors review and agree policies for managing each of these risks and they are summarised as follows:

### (i) Fair value and cash flow interest rate risks

Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate because of changes in market interest rates. Cash flow interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group is exposed to both fair value and cash flow interest rate risks. The Group's exposure to market risk for changes in interest rates relates primarily to the Group's long term debt obligations.

## 47. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(continued)*

### (i) Fair value and cash flow interest rate risks *(continued)*

Bank loans, convertible bonds, cash and short term deposits are stated at amortised cost and not revalued on a periodic basis. Floating rate interest income and expenses are charged to the income statement as incurred.

### (ii) Foreign currency risk

Foreign currency risk is the risk that the value of a financial instrument will fluctuate because of changes in foreign exchange rates. As a result of significant investment operations in Mainland China, the PRC, the Group's balance sheet can be affected significantly by movements in the RMB/HK$ exchange rate.

The Group's revenue is predominately in RMB and certain portion of the bank loans is denominated in US$. As both US$ and HK$ are pegged to RMB, the Group does not expect any significant movements in the RMB/HK$ exchange rate.

The Group has minimal transactional currency exposure which arises from sales or purchases by an operating unit in currencies other than the unit's measurement currency.

### (iii) Commodity price risk

The Group's exposure to commodity price risk is minimal.

### (iv) Credit risk

The Group is predominately engaged in cash income businesses like toll road, water treatment, brewery sales and retail. Accordingly, the Group has very high debtor turnover rate and low credit risk.

There are no significant concentrations of credit risk within the Group.

### (v) Liquidity risk

The Group's objective is to maintain a balance between the continuity of funding and the flexibility through the use of bank overdrafts, bank loans and convertible bonds. In addition, banking facilities have been put in place for contingency purposes.

# 48. FINANCIAL INSTRUMENTS

## Fair values

The following table sets out a comparison by category of carrying amounts and fair values of the Group's financial instruments that are carried in the financial statements at other than fair values.

| | Carrying amount | | Fair value | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **HK$'000** | HK$'000 | **HK$'000** | HK$'000 |
| Financial assets: | | | | |
| Non-current trade and bills receivables | **33,202** | 69,310 | **32,965** | 68,815 |
| Non-current other receivables | **313,782** | 176,881 | **313,642** | 175,517 |
| Non-current pledged bank balances | **34,684** | 8,743 | **33,542** | 8,548 |
| Financial liabilities: | | | | |
| Non-current bank and other borrowings: | | | | |
| Floating rate borrowing *(note (iii))* | **–** | 1,407,636 | **–** | 1,407,636 |
| Fixed rate borrowings *(note (iv))* | **279,773** | 178,868 | **278,456** | 177,496 |
| Interest-free borrowings *(note (v))* | **93,538** | 181,369 | **93,538** | 110,832 |
| Convertible bonds | **548,785** | 587,424 | **568,706** | 663,730 |
| Other long term liabilities (excluding deferred income) | **17,123** | 8,466 | **16,218** | 8,039 |

(i) The carrying amounts of financial assets and liabilities which are due to receive or settle within one year are reasonable approximation of their respective fair value, and accordingly, no disclosure of the fair values of these financial instruments is made. In addition, as disclosed in note 23(a) to the financial statements, certain available-for-sale financial assets of the Group are not stated at fair value but at cost less any accumulated impairment losses because fair values of which cannot be reasonably assessed and therefore no disclosure of the fair values of these financial instruments is made.

(ii) The fair values of these financial instruments have been calculated by discounting the expected future cash flows at prevailing interest rates.

(iii) The balance as at 31 December 2004 mainly represented the syndicated loan of US$180 million borrowed by the Company which is due for repayment in 2006 (*note 37(a)*). The outstanding portion of the syndicated loan of US$70 million as at 31 December 2005 is included in current liabilities in the balance sheet.

# I NOTES TO FINANCIAL STATEMENTS I

*31 December 2005*

## 48. FINANCIAL INSTRUMENTS *(continued)*

### Fair values *(continued)*

(iv) The balance as at 31 December 2004 comprised bank and other borrowings of HK$116,129,000 and HK$62,739,000 attributable to continuing operations and the discontinued operation, respectively.

(v) The balance as at 31 December 2005 represented an interest-free loan of HK$93,538,000 obtained by the Group from a joint venture partner of a subsidiary and is repayable within 20 years.

### Interest rate risk

The following tables set out the carrying amount, by maturity, of the Group's financial instruments as at 31 December 2005 and 2004 that are exposed to interest rate risk:

**At 31 December 2005**

| | Within 1 year HK$'000 | More than 1 year but less than 2 years HK$'000 | More than 2 years but less than 3 years HK$'000 | More than 3 years but less than 4 years HK$'000 | More than 4 years but less than 5 years HK$'000 | More than 5 years HK$'000 | Total HK$'000 | Effective interest rate % |
|---|---|---|---|---|---|---|---|---|
| Floating rate: | | | | | | | | |
| Pledged bank balances | 15,557 | 34,684 | - | - | - | - | 50,241 | 0.92 |
| Cash and cash equivalents | 2,926,467 | - | - | - | - | - | 2,926,467 | 0.97 |
| Bank and other borrowings | (672,843) | - | - | - | - | - | (672,843) | 4.95 |
| Fixed rate: | | | | | | | | |
| Cash and cash equivalents | 581,588 | - | - | - | - | - | 581,588 | 1.36 |
| Bank and other borrowings | (1,826,443) | (33,151) | (227,572) | (1,479) | (1,511) | (16,060) | (2,106,216) | 5.05 |
| Convertible bonds | - | (548,785) | - | - | - | - | (548,785) | 1.20 |

## 48. FINANCIAL INSTRUMENTS *(continued)*

### Interest rate risk *(continued)*

At 31 December 2004

| | Within 1 year HK$'000 | More than 1 year but less than 2 years HK$'000 | More than 2 years but less than 3 years HK$'000 | More than 3 years but less than 4 years HK$'000 | More than 4 years but less than 5 years HK$'000 | More than 5 years HK$'000 | Total HK$'000 | Effective interest rate % |
|---|---|---|---|---|---|---|---|---|
| Floating rate: | | | | | | | | |
| Pledged bank balances (note (i)) | 45,324 | 8,743 | - | - | - | - | 54,067 | 0.72 |
| Cash and cash equivalents *(note (ii))* | 3,112,259 | - | - | - | - | - | 3,112,259 | 0.69 |
| Bank and other borrowings | (58,750) | (1,401,758) | (936) | (964) | (994) | (2,984) | (1,466,386) | 3.03 |
| Fixed rate: | | | | | | | | |
| Cash and cash equivalents *(note (ii))* | 1,163,802 | - | - | - | - | - | 1,163,802 | 1.39 |
| Bank and other borrowings *(note (iii))* | (2,206,049) | (33,972) | (93,718) | (32,511) | (1,464) | (17,203) | (2,384,917) | 4.96 |
| Convertible bonds | - | - | (587,424) | - | - | - | (587,424) | 1.20 |

*Notes:*

(i) The balance comprised pledged bank balances of HK$53,911,000 and HK$156,000 attributable to continuing operations and the discontinued operation, respectively.

(ii) The balance comprised cash and cash equivalents of HK$4,141,464,000 and HK$134,597,000 attributable to continuing operations and the discontinued operation, respectively.

(iii) The balance comprised bank and other borrowings of HK$3,589,022,000 and HK$262,281,000 attributable to continuing operations and the discontinued operation, respectively.

# 49. CONTINGENT LIABILITIES

At the balance sheet date, contingent liabilities not provided for in the financial statements were as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **HK$'000** | HK$'000 | **HK$'000** | HK$'000 |
| Guarantees given in respect of mortgage loans granted by banks to the Group's purchasers of properties held for sale | **17,567** | 30,032 | – | – |
| Guarantee given for banking facilities granted to a jointly-controlled entity | **43,846** | – | **43,846** | – |
| Guarantee given for the Convertible Bonds issued by Yanjing Brewery – *note 38* | – | – | **548,785** | 587,424 |
| | **61,413** | 30,032 | **592,631** | 587,424 |

At 31 December 2005, the banking facilities granted to a jointly-controlled entity subject to a guarantee given to a bank by the Company were utilised to the extent of approximately HK$32,885,000.

## 50. OPERATING LEASE ARRANGEMENTS

### (a) As lessor

The Group leases its investment properties (as included in note 15 to the financial statements) under operating lease arrangements, with leases negotiated for original terms ranging from 1 to 24 years. The terms of the leases generally require the tenants to pay security deposits.

At 31 December 2005, the Group had total future minimum lease receivables under non-cancellable operating leases with its tenants falling due as follows:

| | **2005**<br>**HK$'000** | 2004<br>HK$'000 |
|---|---|---|
| Within one year | **27,683** | 13,628 |
| In the second to fifth years, inclusive | **67,868** | 74,050 |
| After five years | **35,491** | 34,703 |
| | **131,042** | 122,381 |

### (b) As lessee

The Group leases certain of its office properties, department store premises, restaurant premises and staff quarters under operating lease arrangements, with leases negotiated with original terms ranging from 1 to 50 years.

At 31 December 2005, the Group and the Company had total future minimum lease payments under non-cancellable operating leases falling due as follows:

| | **Group** | | **Company** | |
|---|---|---|---|---|
| | **2005**<br>**HK$'000** | 2004<br>HK$'000 | **2005**<br>**HK$'000** | 2004<br>HK$'000 |
| Within one year | **185,789** | 210,652 | **2,912** | 619 |
| In the second to fifth years, inclusive | **644,481** | 999,102 | **3,883** | – |
| After five years | **2,300,509** | 1,795,164 | **–** | – |
| | **3,130,779** | 3,004,918 | **6,795** | 619 |

# 51. CAPITAL COMMITMENTS

The Group had the following capital commitments at the balance sheet date:

| | Group | | Company | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **HK$'000** | HK$'000 | **HK$'000** | HK$'000 |
| Buildings: | | | | |
| Contracted, but not provided for | **56,413** | 118,321 | **–** | – |
| Plant and machinery: | | | | |
| Contracted, but not provided for | **91,608** | 109,915 | **–** | – |
| Acquisition of subsidiaries and capital contribution to a jointly-controlled entity: | | | | |
| Contracted, but not provided for | **–** | 265,842 | **–** | – |
| Purchases of available-for-sale financial assets: | | | | |
| Contracted, but not provided for | **83,582** | – | **51,435** | – |
| Total capital commitments | **231,603** | 494,078 | **51,435** | – |

## 52. RELATED PARTY TRANSACTIONS

**(a)** In addition to the transactions detailed elsewhere in these financial statements, the Group entered into the following material transactions with related parties during the year:

| Name of related party | Nature of transaction | *Notes* | 2005 HK$'000 | 2004 HK$'000 |
|---|---|---|---|---|
| **The ultimate holding company** | | | | |
| BHL and its associates | Rental income | *(i)* | **1,115** | 2,675 |
| | Rental and related expenses | *(i)* | **1,340** | 3,012 |
| **Joint venture partners of subsidiaries and their associates** | | | | |
| Yanjing Beer Group and its associates | Purchase of bottle labels | *(ii)* | **61,072** | 65,701 |
| | Purchase of bottle caps | *(ii)* | **54,778** | 46,574 |
| | Import of raw materials | *(iii)* | **367,472** | 293,351 |
| | Sale of beer | *(iv)* | **9,299** | 10,504 |
| | Canning service fees paid | *(v)* | **20,211** | 18,498 |
| | Comprehensive support service fees paid | *(vi)* | **14,770** | 14,644 |
| | Land rent expenses | *(vii)* | **1,657** | 1,742 |
| | Trademark licensing fees paid | *(viii)* | **16,996** | 20,197 |
| | *Less:* Refund for advertising subsidies | *(viii)* | **(2,986)** | (3,566) |
| 包頭市國有資產監督管理委員會 (Baotou State-Owned Asset Supervision Management Commission) | Acquisition of a 27.56% equity interest in Yanjing Baotou | *(ix)* | **-** | 37,992 |

# I NOTES TO FINANCIAL STATEMENTS I

*31 December 2005*

## 52. RELATED PARTY TRANSACTIONS *(continued)*

**(a)** *(continued)*

| Name of related party | Nature of transaction | Notes | 2005 HK$'000 | 2004 HK$'000 |
|---|---|---|---|---|
| 承德實達農業有限公司 ("Chengde Agriculture") | Sale of a 67% equity interest in 燕京啤酒承德有限責任公司 (Yanjing Chengde Sihai Co., Ltd.) ("Yanjing Chengde") | *(x)* | – | 9,782 |
| San Yuan Group and its associates | Purchase of raw milk | *(xi)* | – | 138,237 |
| | Land use fee paid | *(xii)* | – | 3,024 |
| | Sale of a hotel | *(xiii)* | – | 4,720 |
| 北京嘉銘投資有限公司 (Beijing Jia Ming Investment Company Limited) | Sale of a 35% equity interest in 北京三元嘉銘房地產開發有限公司 (Beijing San Yuan Jia Ming Property Development Company Limited) ("Sanyuan Jia Ming") | *(xiv)* | – | 16,104 |
| China Major Holdings Limited | Acquisition of a 51% equity interest in Ever Hot Pumps | *(xv)* | – | 1,209 |
| **Jointly-controlled entity** | | | | |
| Beijing McDonald's Food Co., Ltd. | Sale of dairy products | *(iv)* | – | 71,111 |
| **Key management personnel of subsidiaries** | | | | |
| Mr. Xu Seng Heng | Acquisition of a licence | *(xvi)* | – | 12,000 |
| **Director-controlled entity** | | | | |
| 北京王府井東安集團有限責任公司 (Beijing Wangfujing Dongan Group Company Limited) ("WFJ Dongan") | Compensation income | *(xvii)* | **24,703** | – |

In the opinion of the directors, the above transactions were entered into by the Group in the normal course of business.

## 52. RELATED PARTY TRANSACTIONS *(continued)*

### (a) *(continued)*

*Notes:*

(i) The rentals were determined by reference to the prevailing open market rentals at the time when the lease agreements were entered into.

(ii) The purchase prices for bottle labels and bottle caps were determined by reference to the agreed prices for the preceding year and an annual adjustment determined by reference to the price index in Beijing in the preceding year.

(iii) The import of certain raw materials for the Group's brewery operations were procured by Yanjing Beer Group from overseas suppliers on behalf of Yanjing Brewery and its subsidiaries as the Group's brewery operations do not have the licence to import commodities from overseas suppliers. The purchase prices for the raw materials were charged at rates equal to the costs incurred by Yanjing Beer Group.

(iv) The selling prices of the beer and dairy products were determined by reference to the then prevailing market rates.

(v) The canning service fees were charged at a rate equal to the costs of the canning services incurred by Yanjing Beer Group plus a mutually agreed profit margin.

(vi) The comprehensive support service fees paid included the following:

- fees for security and canteen services which were determined based on the annual cost of labour, depreciation and maintenance for the preceding year and an annual adjustment by reference to the price index in Beijing; and

- rental expenses, related to the premises occupied and used by Yanjing Brewery as its office, canteen and staff dormitories, were determined by reference to the prevailing market rentals at the time when the relevant agreements were entered into.

(vii) The land rent expenses were charged at a mutually agreed amount of RMB1,744,000 (2004: RMB1,849,000) per annum.

(viii) The trademark licensing fees paid were for the use of the "Yanjing" trademark and were determined based on 1% of the annual sales of beer and mineral water products made by Yanjing Brewery and RMB0.008 per bottle of beer sold by the subsidiaries of Yanjing Brewery. Yanjing Beer Group would refund 20% of the trademark licensing fees received from Yanjing Brewery to be used by Yanjing Brewery to develop and promote the "Yanjing" trademark.

## 52. RELATED PARTY TRANSACTIONS *(continued)*

### (a) *(continued)*

*Notes: (continued)*

(ix) The equity interest in Yanjing Baotou was acquired at a mutually agreed amount of RMB40,328,000.

(x) The equity interest in Yanjing Chengde was sold at a price of RMB10,384,000 which was mutually agreed between the Group and Chengde Agriculture.

(xi) The purchase price for raw milk was determined by reference to the then prevailing market rate.

(xii) The land use fee was charged at a mutually agreed amount of RMB3,210,000 for the year ended 31 December 2004.

(xiii) The hotel located in Wuxian, Jiangxu Province, the PRC, was sold at a price of RMB5,010,000 by reference to the revaluation report prepared by an independent PRC valuer.

(xiv) The equity interest in Sanyuan Jia Ming, a then subsidiary of the Group, was sold at a mutually agreed amount of RMB17,094,175.

(xv) The equity interest in Ever Hot Pumps was acquired at a mutually agreed amount of US$153,000.

(xvi) The consideration paid was based on a mutually agreed amount of HK$12,000,000.

(xvii) The compensation income was based on the loss suffered by the Group as a result of the reduction in operating size of a department store as requested by WFJ Dongan, a related company in which the legal representative is a director of the Company.

### (b) Other transactions with related parties

(i) Yanjing Beer Group has undertaken to indemnify the Group for an amount of HK$2,700,000 (2004: HK$19,500,000) which is equivalent to the net impact to the Group's profit for the year attributable to shareholders of the Company as a result of the corporate income tax of Yanjing Brewery and certain of its subsidiaries being in excess of 15% for the year ended 31 December 2005. The indemnification, which would be executed if the relevant tax payment is required to be made by Yanjing Brewery, was recognised by the Group in the current year to match with the corporate income tax charge of Yanjing Brewery accrued by the Group.

## 52. RELATED PARTY TRANSACTIONS *(continued)*

### (b) Other transactions with related parties *(continued)*

(ii) In January 2005, the Company disposed of all its equity interest in BE Dairy to BHL and San Yuan Group for a total cash consideration of RMB561,013,000, pursuant to two separate equity transfer agreements entered into by the Company with each of BHL and San Yuan Group on 3 December 2004 and the resolution of the shareholders of the Company approving the transactions at an extraordinary general meeting held on 7 January 2005. Further details of the transactions are set out in note 10 to the financial statements.

(iii) On 30 April 2005, the Group and WFJ Dongan established 徐州王府井有限責任公司 (Xuzhou Wangfujing Co., Limited) ("Xuzhou WFJ") with respective equity interests of 10% and 90%, respectively. Xuzhou WFJ has a registered capital of RMB20 million and is engaged in the operation of a department store in Xu Zhou, Jiangsu Province, the PRC.

(iv) Pursuant to an equity transfer and share repurchase agreement entered into between the Company, Magic Melody Limited (a wholly-owned subsidiary of the Company) and Beijing Tourism Development Company Limited ("BTDC", a then jointly-controlled entity owned indirectly as to 32.86% by the Company) on 2 September 2005, BTDC repurchased all of its shares held by Magic Melody Limited, and 100% equity interest in Space Express Limited held by BTDC was transferred to Magic Melody Limited as consideration for the share repurchase. Upon completion of the share repurchase, the Group no longer holds any equity interest in BTDC, and Space Express became a wholly-owned subsidiary of the Company.

Space Express Limited is an investment holding company and the major assets of which at date of completion of the share repurchase included 75% equity interests in each of Beijing Badaling Tourism Co., Ltd. ("Badaling Tourism", which were disposed of during the year (see paragraph (v) below)) and LQX Tourism, which are engaged in the provision of tourism services in Badaling Great Wall and Longqingxia, scenic areas in Beijing, the PRC, respectively.

# I NOTES TO FINANCIAL STATEMENTS I

*31 December 2005*

## 52. RELATED PARTY TRANSACTIONS *(continued)*

### (b) Other transactions with related parties *(continued)*

(v) In October 2005, the Company disposed of its 63.75% equity interest in Beijing Maglev to Canfort Investment Limited, a wholly-owned subsidiary of BHL and a fellow subsidiary of the Company, for a cash consideration of RMB38,190,000 (approximately HK$36,721,000), pursuant to an equity transfer agreement (the "Maglev Agreement") entered into between the two parties on 6 September 2005. Beijing Maglev is a Sino-foreign joint venture established in the PRC and principally engaged in the research and development of magnetic levitation technology and provision of related services. In accordance with the Maglev Agreement, the cash consideration of RMB38,190,000 is to be settled by three instalments with the first and second instalments of RMB11,457,000 each and the final instalment of RMB15,276,000 being due on 6 September 2005, 31 December 2006 and 31 December 2007, respectively. The first instalment of RMB11,457,000 had been settled as at 31 December 2005.

In addition, Space Express Limited, a wholly-owned subsidiary of the Company, disposed of all of its 100% equity interest in BE Tourism to Beijing Holdings (BVI) Limited, a wholly-owned subsidiary of BHL and an intermediate holding company of the Company, in October 2005 for a cash consideration of RMB336,835,000 (approximately HK$323,880,000), pursuant to an equity transfer agreement (the "BE Tourism Agreement") entered into between the two parties on 6 September 2005. BE Tourism is an investment holding company and the major asset of which is a 75% equity interest in Badaling Tourism, which is a joint stock limited company established in the PRC and principally engaged in the operations of tourism businesses in Badaling Great Wall, a scenic area in Beijing, the PRC and a hotel in Yanqing County, Beijing, the PRC, and the holding of a 36.25% equity interest in Beijing Maglev. In accordance with the BE Tourism Agreement, the cash consideration of RMB336,835,000 is to be settled by three instalments with the first and second instalments of RMB101,050,500 each and the final instalment of RMB134,734,000 being due on 6 September 2005, 31 December 2006 and 31 December 2007, respectively. The first instalment of RMB101,050,500 had been settled as at 31 December 2005.

The two transactions were duly approved by shareholders at an extraordinary general meeting of shareholders of the Company held on 17 October 2005.

Loss on disposal of interest in Beijing Maglev and gain on disposal of interest in Badaling Tourism amounted to HK$9,499,000 and HK$111,478,000, respectively, which had been recognised in the consolidated income statement for the year ended 31 December 2005.

## 52. RELATED PARTY TRANSACTIONS *(continued)*

### (c) Transactions with other state-owned enterprises in the PRC

BHL, the Company's ultimate holding company, is controlled by the Beijing Government and is a PRC state-owned enterprise. The Group operates in an economic environment predominated by PRC state-owned enterprises. During the year, other than BHL and certain of its subsidiaries, the Group had transactions with certain other PRC state-owned enterprises (the "Other SOEs") including, but not limited to, the sale of finished goods and purchases of raw materials. The directors consider that the transactions with the Other SOEs are activities in the ordinary course of the Group's business, and that the dealings of the Group have not been significantly or unduly affected by the fact that the Group and the Other SOEs are ultimately controlled or owned by the PRC government. The Group has also established pricing policies for products and such pricing policies do not depend on whether or not the customers are Other SOEs. Having due regard to the substance of the relationships, the directors are of the opinion that none of these transactions are material related party transactions that require separate disclosure.

### (d) Outstanding balances with related parties

(i) Details of the Group's balances with related parties included in deposits and other debtors and trade and bills payables are disclosed in notes 29 and 41 to the financial statements, respectively.

(ii) Details of the balances with jointly-controlled entities, associates, holding companies, fellow subsidiaries and related companies are disclosed in notes 20, 21 and 30 to the financial statements.

(iii) Details of the guarantees given by related parties in respect of the Group's bank and other borrowings and the Convertible Bonds issued by Yanjing Brewery are disclosed in notes 37 and 38 to the financial statements, respectively.

(iv) Details of the guarantee given by the Group for banking facilities granted to a jointly-controlled entity are disclosed in note 49 to the financial statements.

## 52. RELATED PARTY TRANSACTIONS *(continued)*

(e) Compensation of key management personnel of the Group

| | 2005 HK$'000 | 2004 HK$'000 |
|---|---|---|
| Short term employee benefits | **7,484** | 9,771 |
| Post-employment benefits | **347** | 354 |
| Termination benefits | **–** | – |
| Share-based payments | **–** | – |
| Total compensation paid to key management personnel | **7,831** | 10,125 |

Further details of directors' emoluments are included in note 7 to the financial statements.

## 53. EVENTS AFTER THE BALANCE SHEET DATE

Subsequent to the balance sheet date, the following significant events occurred:

(i) In February 2006, BioSino, an associate of the Company, completed a placing of 33,000,000 ordinary H shares of RMB1 each in total, comprising 30,000,000 new H shares and 3,000,000 H shares converted from old domestic shares of BioSino, at a placing price of HK$2.0 per H share and these H shares have been listed on The Growth Enterprise Market of the Stock Exchange since 27 February 2006. Upon completion of the placing, the Group's interest in BioSino was diluted from 34.29% to 24.01% and the financial impact of which to the Group is not material.

(ii) On 24 March 2006, two agreements were entered into between Yanjing Brewery and Yanjing Beer Group, pursuant to which Yanjing Brewery will transfer two investments and a receivable to Yanjing Beer Group at their then aggregate carrying amount of RMB42.6 million.

## 53. EVENTS AFTER THE BALANCE SHEET DATE *(continued)*

(iii) On 31 March 2006, the Company and Yanjing Brewery announced that, pursuant to the relevant rules and regulations issued by the government authorities of the PRC, including "Certain opinions on Further Reform, Liquidity and Stable Development of the Capital Market" (關於推進資本市場改革開放和穩定發展的若干意見), "The Guidelines on Share Reform Proposals of Listed Companies" (關於上市公司股權分置改革的指導意見) and "Provisions on Management of Share Reform Proposals of Listed Companies" (上市公司股權分置改革管理辦法), a share reform plan on Yanjing Brewery has been initiated by the two shareholders of the non-tradable shares of Yanjing Brewery, namely Yanjing Beer Group and Beijing Yan Jing Brewery Co., Ltd. ("Yanjing Limited"), a 80% indirectly owned subsidiary of the Company. Yanjing Brewery is a joint stock company established under the laws of the PRC and the domestic A shares of which are listed on the Shenzhen Stock Exchange.

Pursuant to the circular on the share reform plan issued by Yanjing Brewery on 31 March 2006, both Yanjing Beer Group and Yanjing Limited proposed to offer 2.1 non-tradable shares of Yanjing Brewery to each shareholder of the tradable shares of Yanjing Brewery on the register of members of Yanjing Brewery on a share registration date that has yet to be determined, for every 10 tradable shares of Yanjing Brewery held by each of them as a consideration for these shareholders to agree the non-tradable shares of Yanjing Brewery to become tradable. If the share reform plan is fully implemented, the total issued share capital of Yanjing Brewery will comprise 100% tradable shares.

As at the date of the approval of these financial statements, the terms of the share reform plan have not yet been agreed amongst the shareholders of Yanjing Brewery.

Since the terms of the share reform plan are subject to change and finalisation, and they do not constitute an offer and are not legally binding, in the opinion of the directors, it is not appropriate to disclose the financial impact of this share reform plan to the Group at this stage.

| NOTES TO FINANCIAL STATEMENTS |

*31 December 2005*

## 53. EVENTS AFTER THE BALANCE SHEET DATE *(continued)*

(iv) On 31 March 2006, Investment Management and 北京市京聯發投資管理中心 (Beijing Jing Lian Fa Investment Management Centre) ("Jing Lian Fa"), both are wholly-owned subsidiaries of the Company, entered into a share transfer agreement with Beijing Enterprises Group Holdings Limited ("BE Group", a PRC company wholly-owned by the Beijing Municipal Government), pursuant to which, Investment Management and Jing Lian Fa have conditionally agreed to sell their respective entire 49.52% and 0.61% equity interests in Wangfujing to BE Group for an aggregate consideration of RMB1 billion. Upon completion of the transaction, the Group will no longer hold any interest in Wangfujing. As at the date of approval of these financial statements, the approval of the transaction by shareholders of the Company at an extraordinary general meeting has yet to be obtained.

As the Group's retail operation, being a major separate business segment of the Group, is solely undertaken by Wangfujing, such operation would be discontinued afterwards.

Since the share transfer agreement was effected shortly before the date of approval of these financial statements, the audit of the estimated financial impact of this transaction to the Group cannot be completed and accordingly, no disclosure of the financial impact to the Group has been made.

## 54. COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform to the current year's presentation.

## 55. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 11 April 2006.

# | FIVE YEAR FINANCIAL SUMMARY |

*31 December 2005*

A summary of the results and of the assets, liabilities and total equity of the Group for the last five financial years, as extracted from the current year's published audited financial statements and annual report for the year ended 31 December 2004, is set out below.

## RESULTS

| | Year ended 31 December | | | | |
|---|---|---|---|---|---|
| | 2001 | 2002 | 2003 | 2004 | **2005** |
| | HK$'000 | HK$'000 | HK$'000 | HK$'000 | **HK$'000** |
| TURNOVER | | | | | |
| Continued operations | 5,280,052 | 5,963,550 | 6,966,336 | 8,779,956 | **11,000,613** |
| Discontinued operation | 947,230 | 1,048,148 | 1,003,811 | 885,684 | **–** |
| | 6,227,282 | 7,011,698 | 7,970,147 | 9,665,640 | **11,000,613** |
| Operating profit | 683,058 | 666,655 | 775,442 | 786,601 | **894,994** |
| Share of profits and losses of: | | | | | |
| Jointly-controlled entities | 2,083 | 2,835 | 12,959 | 56,453 | **(26,892)** |
| Associates | 168,335 | 38,053 | 33,356 | 51,175 | **21,793** |
| Amortisation of goodwill arising on acquisition of jointly-controlled entities | (681) | (4,699) | (4,699) | – | **–** |
| Profit before tax | 852,795 | 702,844 | 817,058 | 894,229 | **889,895** |
| Tax | (129,508) | (211,405) | (189,361) | (229,469) | **(175,086)** |
| Profit/(loss) for the year | | | | | |
| Continuing operations | 639,349 | 389,082 | 635,482 | 785,606 | **634,822** |
| Discontinued operation | 83,938 | 102,357 | (7,785) | (120,846) | **79,987** |
| | 723,287 | 491,439 | 627,697 | 664,760 | **714,809** |
| ATTRIBUTABLE TO: | | | | | |
| Shareholders of the Company: | | | | | |
| Continuing operations | 508,262 | 329,313 | 449,204 | 571,892 | **490,435** |
| Discontinued operation | 62,329 | 74,198 | 841 | (68,704) | **79,987** |
| | 570,591 | 403,511 | 450,045 | 503,188 | **570,422** |
| Minority interests | 152,696 | 87,928 | 177,652 | 161,572 | **144,387** |
| | 723,287 | 491,439 | 627,697 | 664,760 | **714,809** |

# | FIVE YEAR FINANCIAL SUMMARY |

*31 December 2005*

## ASSETS, LIABILITIES AND TOTAL EQUITY

| | 31 December | | | | |
|---|---|---|---|---|---|
| | 2001 | 2002 | 2003 | 2004 | **2005** |
| | HK$'000 | HK$'000 | HK$'000 | HK$'000 | **HK$'000** |
| Total assets | 16,516,634 | 17,366,191 | 18,105,664 | 19,389,590 | **19,630,268** |
| Total liabilities | (6,316,132) | (7,005,904) | (7,014,118) | (7,788,393) | **(7,123,275)** |
| NET ASSETS | 10,200,502 | 10,360,287 | 11,091,546 | 11,601,197 | **12,506,993** |
| REPRESENTED BY: | | | | | |
| Equity attributable to shareholders of the Company | 7,026,105 | 7,260,314 | 7,546,138 | 7,881,098 | **8,442,941** |
| Minority interests | 3,174,397 | 3,099,973 | 3,545,408 | 3,720,099 | **4,064,052** |
| TOTAL EQUITY | 10,200,502 | 10,360,287 | 11,091,546 | 11,601,197 | **12,506,993** |

*31 December 2005*

Details of the Group's major investment properties, properties under development and properties held for sale are as follows:

## INVESTMENT PROPERTIES

| Location | Percentage of interest in property attributable to the Group | Use | Lease terms |
|---|---|---|---|
| Level 6, Levels 8 to 12 and Levels 17 to 19 Scriven Tower Phase II 24 Jian Guo Men Wai Avenue Dongcheng District Beijing The PRC | 100 | Commercial | Medium term lease 28/12/2043 |
| Flat A, 23/F, Tower 2 The Floridian No. 18 Sai Wan Terrace Quarry Bay Hong Kong The PRC | 100 | Residential | Medium term lease 18/12/2033 |
| Part of the second floor and the whole of the third floor A No. 1 Jian Guo Men Wai Avenue Chaoyang District Beijing The PRC | 47.71 | Office building | Medium term lease 15/12/2043 |
| The Beijing Enterprises Hi-Tech Tower Block No.2 of 10 Bai Fu Chuan Road Changping District Beijing The PRC | 98.09 | Commercial | Medium term lease 26/11/2052 |

# PARTICULARS OF MAJOR PROPERTIES

*31 December 2005*

## INVESTMENT PROPERTIES *(continued)*

| Location | Percentage of interest in property attributable to the Group | Use | Lease terms |
|---|---|---|---|
| Flat F, 7/F, Kin On Mansion<br>Taikoo Shing<br>Hong Kong<br>The PRC | 100 | Residential | Long term lease 18/4/2899 |
| Flat F, 9/F, Kin On Mansion<br>Taikoo Shing<br>Hong Kong<br>The PRC | 100 | Residential | Long term lease 18/4/2899 |
| Unit 1010-1012<br>10/F West Tower<br>Shun Tak Centre<br>168-200 Connaught Road Central<br>Hong Kong<br>The PRC | 100 | Commercial | Long term lease 31/12/2130 |

## PROPERTIES UNDER DEVELOPMENT

| Location | Expected use | Site area *sq. metre* | Gross floor area *sq. metre* | Percentage of completion | Expected date of completion | Percentage of interest attributable to the Group |
|---|---|---|---|---|---|---|
| Block 7<br>Wan Bo Yuan Small District<br>72 You An Men Nei Avenue<br>Xuanwu District<br>Beijing<br>The PRC | Residential | 3,008 | 32,670 | 70 | 2006 | 50 |

## PROPERTIES HELD FOR SALE

| Location | Use | Gross floor area *(sq. metres)* | Percentage of interest in property attributable to the Group |
|---|---|---|---|
| Wan Bo Yuan Small District<br>72 You An Men Nei Avenue<br>Xuanwu District<br>Beijing<br>The PRC | Residential | 148,000 | 50 |
| Chaofeng Villas<br>South of Shisanling Reservoir<br>Changping County<br>Beijing<br>The PRC | Residential | 19,100 | 50 |
| Lorry car park nos. 13, 16-24, 29<br>And container space no. 30 on the ground floor<br>Hong Kong Worsted Mills Industrial Building<br>31-39 Wo Tong Tsui Street, Kwai Chung<br>New Territories, Hong Kong<br>The PRC | Industrial | 270 | 55.81 |

# 主要物業詳情

*二零零五年十二月三十一日止*

## 持作出售物業

| 位置 | 用途 | 建築樓面面積（平方米） | 本集團應佔物業權益之百分比 |
|---|---|---|---|
| 中國<br>北京市<br>宣武區<br>右安門內大街72號<br>萬博苑小區 | 住宅 | 148,000 | 50 |
| 中國<br>北京市<br>昌平縣<br>十三陵水庫南<br>朝鳳山莊 | 住宅 | 19,100 | 50 |
| 中國<br>香港新界<br>葵涌禾塘咀街31－39號<br>香港毛紡工業大廈<br>地下貨車車位第13號、<br>16-24號、29號<br>及貨櫃車車位第30號 | 工業 | 270 | 55.81 |

## 投資物業（續）

| 位置 | 本集團應佔之物業權益百分比 | 用途 | 租約年期 |
|---|---|---|---|
| 中國<br>香港<br>太古城<br>建安閣7樓F室 | 100 | 住宅 | 長期租約<br>二八九九年<br>四月十八日 |
| 中國<br>香港<br>太古城<br>建安閣9樓F室 | 100 | 住宅 | 長期租約<br>二八九九年<br>四月十八日 |
| 中國<br>香港<br>干諾道中168-200號<br>順德中心<br>西翼10樓<br>1010-1012室 | 100 | 商業 | 長期租約<br>二一三零年<br>十二月三十一日 |

## 發展中物業

| 位置 | 預定用途 | 地盤面積<br>*平方米* | 樓面面積<br>*平方米* | 落成百分比 | 建築預計竣工日期 | 本集團應佔權益之百分比 |
|---|---|---|---|---|---|---|
| 中國<br>北京市<br>宣武區<br>右安門內大街72號<br>萬博苑小區<br>第7座 | 住宅 | 3,008 | 32,670 | 70 | 二零零六年 | 50 |

# 主要物業詳情

*二零零五年十二月三十一日止*

以下為本集團之主要投資物業、發展中物業及持作出售物業之詳情：

## 投資物業

| 位置 | 本集團應佔之物業權益百分比 | 用途 | 租約年期 |
|---|---|---|---|
| 中國<br>北京市<br>東城區<br>建國門外大街24號<br>京泰大廈二期<br>6樓、8至12樓<br>及17至19樓 | 100 | 商業 | 中期租約<br>二零四三年<br>十二月二十八日 |
| 中國<br>香港<br>鰂魚涌<br>西灣臺18號<br>逸意居<br>第二座23樓A室 | 100 | 住宅 | 中期租約<br>二零三三年<br>十二月十八日 |
| 中國<br>北京市<br>朝陽區<br>建國門外大街1號A<br>二樓部份及三樓全層 | 47.71 | 辦公室大廈 | 中期租約<br>二零四三年<br>十二月十五日 |
| 中國<br>北京市<br>昌平區<br>白浮泉路10號<br>昌平科技園第二座<br>北控高科技大廈 | 98.09 | 商業 | 中期租約<br>二零五二年<br>十一月二十六日 |

# 資產、負債及總權益

| | 十二月三十一日 | | | | |
|---|---|---|---|---|---|
| | 二零零一年<br>千港元 | 二零零二年<br>千港元 | 二零零三年<br>千港元 | 二零零四年<br>千港元 | **二零零五年<br>千港元** |
| 資產總值 | 16,516,634 | 17,366,191 | 18,105,664 | 19,389,590 | **19,630,268** |
| 負債總值 | (6,316,132) | (7,005,904) | (7,014,118) | (7,788,393) | **(7,123,275)** |
| **資產淨值** | 10,200,502 | 10,360,287 | 11,091,546 | 11,601,197 | **12,506,993** |
| 代表： | | | | | |
| 本公司股東應佔權益 | 7,026,105 | 7,260,314 | 7,546,138 | 7,881,098 | **8,442,941** |
| 少數股東權益 | 3,174,397 | 3,099,973 | 3,545,408 | 3,720,099 | **4,064,052** |
| **總權益** | 10,200,502 | 10,360,287 | 11,091,546 | 11,601,197 | **12,506,993** |

# 五年財務概要

*二零零五年十二月三十一日*

以下是本集團截至最近五個財政年度之業績、資產、負債及總權益之摘要，節錄自本公司本年度之已刊發經審核財務報表及截至二零零四年十二月三十一日止年度之年報，載列如下。

## 業績

| | 截至十二月三十一日止年度 | | | | |
|---|---|---|---|---|---|
| | 二零零一年<br>千港元 | 二零零二年<br>千港元 | 二零零三年<br>千港元 | 二零零四年<br>千港元 | **二零零五年<br>千港元** |
| **營業額** | | | | | |
| 持續經營業務 | 5,280,052 | 5,963,550 | 6,966,336 | 8,779,956 | **11,000,613** |
| 已終止經營之業務 | 947,230 | 1,048,148 | 1,003,811 | 885,684 | **–** |
| | 6,227,282 | 7,011,698 | 7,970,147 | 9,665,640 | **11,000,613** |
| 經營溢利 | 683,058 | 666,655 | 775,442 | 786,601 | **894,994** |
| 應佔下列公司之盈虧： | | | | | |
| 共同控制公司 | 2,083 | 2,835 | 12,959 | 56,453 | **(26,892)** |
| 聯營公司 | 168,335 | 38,053 | 33,356 | 51,175 | **21,793** |
| 收購共同控制公司產生之商譽之攤銷 | (681) | (4,699) | (4,699) | – | **–** |
| 除税前溢利 | 852,795 | 702,844 | 817,058 | 894,229 | **889,895** |
| 税項 | (129,508) | (211,405) | (189,361) | (229,469) | **(175,086)** |
| 年內溢利／(虧損) | | | | | |
| 持續經營業務 | 639,349 | 389,082 | 635,482 | 785,606 | **634,822** |
| 已終止經營之業務 | 83,938 | 102,357 | (7,785) | (120,846) | **79,987** |
| | 723,287 | 491,439 | 627,697 | 664,760 | **714,809** |
| **應佔權益：** | | | | | |
| 本公司股東： | | | | | |
| 持續經營業務 | 508,262 | 329,313 | 449,204 | 571,892 | **490,435** |
| 已終止經營之業務 | 62,329 | 74,198 | 841 | (68,704) | **79,987** |
| | 570,591 | 403,511 | 450,045 | 503,188 | **570,422** |
| 少數股東權益 | 152,696 | 87,928 | 177,652 | 161,572 | **144,387** |
| | 723,287 | 491,439 | 627,697 | 664,760 | **714,809** |

## 53. 結算日後事項（續）

(iv) 於二零零六年三月三十一日，投資管理及北京市京聯發投資管理中心（「京聯發」）（均為本公司全資附屬公司），與北京控股集團有限公司（「北京控股集團」，北京市政府全資擁有之中國公司）訂立股份轉讓協議，根據協議，投資管理及京聯發有條件同意向北京控股集團出售彼等各自於王府井之49.52%及0.61%股權，總代價為人民幣1,000,000,000元。於完成該交易後，本集團於王府井不再持有任何權益。於批准該等財務報表日期，本公司股東於股東特別大會上並未批准該項交易，董事認為現階段不宜披露此項交易對本集團所造成的財務影響。

由於本集團之零售業務（本集團之獨立業務分類）由王府井單獨承擔，因此該業務將於此後終止經營。

鑑於股份轉讓協議於批准本財務報表日期前不久才生效，本集團無法就該項交易對本集團之估計財務影響完成審核，因此，概無披露該項交易對本集團之財務影響。

## 54. 比較金額

若干比較金額已經重列以符合現年度之呈報方式。

## 55. 批准財務報表

財務報表經董事會於二零零六年四月十一日批准並准予刊行。

## 53. 結算日後事項（續）

(iii) 於二零零六年三月三十一日，本公司及燕京啤酒宣佈，根據中國有關當局頒佈之相關規則及規例，包括《關於推進資本市場改革開放和穩定發展的若干意見》、《關於上市公司股權分置改革的指導意見》及《上市公司股權分置改革管理辦法》，燕京啤酒（即燕京啤酒集團及北京燕京啤酒有限公司（「燕京有限公司」），本公司間接持有80%權益之附屬公司）兩名非流通股股東已提呈一項有關燕京啤酒之股權分置改革方案。燕京啤酒乃一間根據中國法律成立之股份有限公司，其內資A股在深圳證券交易所上市。

根據燕京啤酒就股權分置改革方案於二零零六年三月三十一日刊發之通函，燕京啤酒集團及燕京有限公司建議按照尚未確定之股份登記日期之燕京啤酒股東名冊所示，就燕京啤酒各流通股股東持有之每10股流通股向燕京啤酒各流通股股東提呈發售2.1股燕京啤酒非流通股，作為流通股股東同意將燕京啤酒非流通股轉換為流通股之代價。倘股權分置改革方案全面實行，燕京啤酒之已發行股本總額將全部由流通股組成。

於批准該等財務報表之日期，燕京啤酒股東尚未同意股權分置改革方案之條款。

由於股權分置改革方案之條款可予更改及最終確定，而有關條款並不構成要約且不具備法律約束力，董事認為目前尚不適合披露該股權分置改革方案對本集團之財務影響。

## 52. 關連人士交易（續）

### (e) 本集團主要管理人員之補償

| | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
|---|---|---|
| 短期僱員福利 | **7,484** | 9,771 |
| 僱用後之福利 | **347** | 354 |
| 離職福利 | **–** | – |
| 股權付款 | **–** | – |
| 支付主要管理人員之總補償 | **7,831** | 10,125 |

董事之薪酬之詳情載於財務報表附註7。

## 53. 結算日後事項

本集團於結算日後發生下列重要事項：

(i) 於二零零六年二月，中生北控（本公司之聯營公司）按配售價每股H股2.0港元完成配售每股面值為人民幣1元合共33,000,000股H股普通股，包括30,000,000股新H股及從中生北控原內資股轉換而來之3,000,000股H股。該等H股自二零零六年二月二十七日於聯交所創業板上市。於配售完成後，本集團於中生北控之權益由34.29%攤薄至24.01%，且對本集團並無重大財務影響。

(ii) 於二零零六年三月二十四日，燕京啤酒及燕京啤酒集團訂立兩項協議，據此，燕京啤酒將按當時總賬面值人民幣42,600,000元轉讓兩項投資及一項應收款項予燕京啤酒集團。

| 財務報表附註 |

二零零五年十二月三十一日

## 52. 關連人士交易（續）

### (c) 與中國其他國有企業進行交易

京泰集團（本公司最終控股公司）乃由北京政府管治及為一家中國國有企業。本集團於國有企業所支配之經濟環境下經營業務。於年內，除京泰集團及其若干附屬公司外，本集團曾與若干其他中國國有企業（「其他國有企業」）進行交易，包括但不限於銷售成品及採購原材料。董事認為，與該等其他國有企業進行之交易乃在本集團日常業務過程中進行，而本集團之該等交易亦無因為本集團及該等其他國有企業乃由中國政府最終控制或擁有之事實而蒙受重大或過份影響。本集團亦已為產品制訂定價政策，而該等定價政策並未考慮客戶是否為其他國有企業。董事經考慮關係之性質後，認為該等交易概非須另行作披露之重大關連人士交易。

### (d) 涉及關連人士之未償還結餘

(i) 有關本集團涉及關連人士且計入按金及其他應收款項以及應付貿易賬項及應付票據之結餘之詳情分別披露於財務報表附註29及41。

(ii) 有關涉及共同控制公司、聯營公司、控股公司、同系附屬公司及關連公司結餘之詳情分別披露於財務報表附註20、21及30。

(iii) 有關關連人士就本集團銀行及其他借貸及燕京啤酒發行可換股票據作出擔保之詳情分別披露於財務報表附註37及38。

(iv) 有關本集團就授予共同控制公司之銀行備授信額度而作出之擔保詳情披露於財務報表附註49。

## 52. 關連人士交易（續）

### (b) 與關聯人士之其他交易（續）

(v) 根據本公司與傑恒投資有限公司（京泰集團之全資附屬公司及本公司之同系附屬公司）於二零零五年九月六日訂立之股權轉讓協議（「磁懸協議」），於二零零五年十月，本公司將其於北京磁懸浮之63.75%股權售予傑恒投資有限公司，現金代價為人民幣38,190,000元（約36,721,000港元）。北京磁懸浮乃屬成立於中國之中外合營企業，主要從事研究及發展磁浮科技以及提供相關服務。根據磁懸浮協議，金額為人民幣38,190,000元之現金代價分三期償付，首期及第二期均為人民幣11,457,000元，最後一期為人民幣15,276,000元，分別於二零零五年九月六日、二零零六年十二月三十一日及二零零七年十二月三十一日償付。首期金額人民幣11,457,000元已於二零零五年十二月三十一日結清。

此外，根據本公司之全資附屬公司Space Express Limited與Beijing Holdings (BVI) Limited（京泰集團之全資附屬公司及本公司之間接控股公司）於二零零五年九月六日訂立之股權轉讓協議（「BE Tourism協議」），Space Express Limited將其於BE Tourism之100%股權出售予Beijing Holdings (BVI) Limited，現金作價為人民幣336,835,000元（約323,880,000港元）。BE Tourism乃屬一間投資控股公司，其主要資產包括：於八達嶺旅遊之75%股本權益及於北京磁懸浮之36.25%股本權益。八達嶺旅遊乃屬成立於中國之股份有限公司，主要從事經營中國北京觀光區八達嶺長城之旅遊業務及於中國北京延慶縣之一間酒店。根據BE Tourism協議，現金代價人民幣336,835,000元將分三期償付，首期及第二期均為人民幣101,050,500元，及最後一期為人民幣134,734,000元，分別於二零零五年九月六日、二零零六年十二月三十一日及二零零七年十二月三十一日償付。首期金額人民幣101,050,500元已於二零零五年十二月三十一日結清。

上述兩項交易已於二零零五年十月十七日舉行之本公司特別股東大會上，獲股東正式批准。

出售於北京磁懸浮之權益之虧損及出售於八達嶺旅遊之權益之收益分別為9,499,000港元及111,478,000港元，上述金額已於截至二零零五年十二月三十一日止年度之綜合利潤表中確認。

| 財務報表附註 |

二零零五年十二月三十一日

## 52. 關連人士交易（續）

### (b) 與關聯人士之其他交易（續）

(ii) 根據本公司與京泰集團及三元集團於二零零四年十二月三日分別訂立之兩份獨立股權轉讓協議，以及本公司股東於二零零五年一月七日舉行之股東特別大會批准該等交易之決議案，於二零零五年一月本公司將其於北京企業食品之全部權益出售給京泰集團及三元集團，現金代價共為人民幣561,013,000元。該等交易之進一步詳情載於本財務報表附註10。

(iii) 於二零零五年四月三十日，本集團與王府井東安共同出資成立徐州王府井有限責任公司（「徐州王府井」），分別佔股東權益之10%及90%。徐州王府井之註冊資本為人民幣2,000萬元，其主營業務為於中國江蘇省徐州市經營百貨業務。

(iv) 根據本公司與Magic Melody Limited（本公司之全資附屬公司）及北京旅遊發展有限公司（「北京旅遊發展」，本公司當時間接擁有其32.86%之共同控制公司）於二零零五年九月二日訂立之股權轉讓及股份回購協議，北京旅遊發展購回其所有由Magic Melody Limited持有之股份，而將北京旅遊發展於Space Express Limited 之全部股權轉讓予Magic Melody Limited， 作為股份回購之代價。完成股份回購後，本集團不再持有北京旅遊發展之任何股權，而Space Express成為本公司之全資附屬公司。

Space Express Limited乃為一間投資控股公司，而於股份回購完成之日其資產主要包括分別持有北京八達嶺旅遊股份有限公司（「八達嶺旅遊」，於年內被出售（見下文第(v)段））及龍慶峽旅遊75%權益。八達嶺旅遊及龍慶峽旅遊分別於中國北京觀光區八達嶺長城及龍慶峽提供旅遊服務。

# 52. 關連人士交易（續）

(a) （續）

附註：（續）

(ix) 於燕京包頭之股本權益乃根據互相協議之金額人民幣40,328,000元收購。

(x) 於燕京承德之股本權益乃根據本集團與承德農業互相協議之價格人民幣10,384,000元出售。

(xi) 未經加工牛奶之購買價乃參照當時市場價格釐定。

(xii) 截至二零零四年十二月三十一日止年度之土地使用費按相互協定的數額人民幣3,210,000元收取。

(xiii) 位於中國江蘇省吳縣之酒店乃經參考中國獨立估值師編製之重新估值報告，以人民幣5,010,000元之價格出售。

(xiv) 於本集團當時附屬公司三元嘉銘之股本權益乃根據互相協議之價格人民幣17,094,175元出售。

(xv) 於永源熱泵之股本權益乃根據互相協議之金額153,000美元收購。

(xvi) 所支付代價乃根據相互協定之金額12,000,000港元。

(xvii) 補償收入乃根據本集團因應於王府井東安（一間關連公司，本公司一名董事為其法人代表）之要求縮小一間百貨公司之經營規模而蒙受之損失計算。

## (b) 與關聯人士之其他交易

(i) 燕京啤酒集團承諾向本集團提供2,700,000港元（二零零四年：19,500,000港元）之彌償保證，該保證相等於燕京啤酒及其若干附屬公司截至二零零五年十二月三十一日止年度因企業所得税超出15%而對本公司股東應佔本集團年內溢利之影響。該彌償保證將於燕京啤酒支付有關税款時被執行，而本集團已於本年度確認該筆保證收入以配合本集團已計提有關燕京啤酒的企業所得税款。

# 財務報表附註

二零零五年十二月三十一日

## 52. 關連人士交易（續）

(a) （續）

附註：

(i) 有關租金乃參照租賃協議訂立時之公開市場租金釐定。

(ii) 瓶身標籤及瓶蓋之購買價乃參照上年度協定之價格釐定，並每年參照上一年度北京之價格指數作出調整。

(iii) 本集團生產啤酒之若干原材料進口乃由燕京啤酒集團代表燕京啤酒及其附屬公司向海外供應商採購，此乃由於本集團於啤酒生產方面並無可自行從海外供應商進口商品之執照。原材料之購買價按燕京啤酒集團採購成本的相同價格收取。

(iv) 啤酒及奶製品之售價乃參照當時市場價格釐定。

(v) 罐裝服務費用乃按相等於燕京啤酒集團所承擔罐裝服務成本加雙方協定之利潤率之價格收取。

(vi) 所付綜合支援服務費用包括下列各項：

- 保安及飯堂服務費，此乃根據上一年度之勞工、折舊及保養年費釐定，並每年參照北京之價格指數作出調整；及

- 有關燕京啤酒所用作為辦公室、飯堂及員工宿舍之物業之租金費用，乃參照有關協議訂立時之市場租金釐定。

(vii) 租地費用乃按相互協定之數額每年人民幣1,744,000元（二零零四年：人民幣1,849,000元）收取。

(viii) 商標特許權費用乃就使用「燕京」商標而支付，並按燕京啤酒之啤酒及礦泉水全年銷售額之1%及按燕京啤酒之附屬公司啤酒銷售量以每樽人民幣0.008元釐定。燕京啤酒集團將退還向燕京啤酒所收取商標特許權費用之20%，供燕京啤酒用以發展及推廣「燕京」商標。

## 52. 關連人士交易（續）

(a) （續）

| 關連人士名稱 | 交易性質 | 附註 | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
|---|---|---|---|---|
| 承德寶達農業有限公司（「承德農業」） | 銷售燕京啤酒承德有限責任公司（「燕京承德」）67%股本權益 | (x) | - | 9,782 |
| 三元集團及其聯營公司 | 購入未加工牛奶 | (xi) | - | 138,237 |
| | 已付土地使用費 | (xii) | - | 3,024 |
| | 出售一間酒店 | (xiii) | - | 4,720 |
| 北京嘉銘投資有限公司 | 出售北京三元嘉銘房地產開發有限公司35%股本權益（「三元嘉銘」） | (xiv) | - | 16,104 |
| 中慶集團有限公司 | 收購永源熱泵51%股本權益 | (xv) | - | 1,209 |
| **共同控制公司** | | | | |
| 北京麥當勞食品有限公司 | 銷售奶製品 | (iv) | - | 71,111 |
| **附屬公司主要管理人員** | | | | |
| 徐生恒先生 | 購買一項特許證權 | (xvi) | - | 12,000 |
| **董事控制公司** | | | | |
| 北京王府井東安集團有限責任公司（「王府井東安」） | 補償收入 | (xvii) | **24,703** | - |

董事會認為，上述交易乃本集團於日常業務中進行。

# 財務報表附註

二零零五年十二月三十一日

## 52. 關連人士交易

(a) 除此財務報表內詳述之交易外，本集團於年內曾與關連人士進行下列重大交易：

| 關連人士名稱 | 交易性質 | 附註 | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
|---|---|---|---|---|
| **最終控股公司** | | | | |
| 京泰集團及其聯營公司 | 租金收入 | (i) | **1,115** | 2,675 |
| | 租金及有關費用 | (i) | **1,340** | 3,012 |
| **附屬公司之合資夥伴及其聯營公司** | | | | |
| 燕京啤酒集團及其聯營公司 | 購買瓶身標籤 | (ii) | **61,072** | 65,701 |
| | 購買瓶蓋 | (ii) | **54,778** | 46,574 |
| | 進口原材料 | (iii) | **367,472** | 293,351 |
| | 銷售啤酒 | (iv) | **9,299** | 10,504 |
| | 已付罐裝服務費用 | (v) | **20,211** | 18,498 |
| | 已付綜合支援服務費用 | (vi) | **14,770** | 14,644 |
| | 租地費用 | (vii) | **1,657** | 1,742 |
| | 已付商標特許權費用 | (viii) | **16,996** | 20,197 |
| | 減：退回廣告補助 | (viii) | **(2,986)** | (3,566) |
| 包頭市國有資產監督管理委員會（「包頭國資會」） | 收購燕京包頭27.56%股本權益 | (ix) | **–** | 37,992 |

## 51. 資本承擔

本集團於結算日時有以下之資本承擔：

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | 二零零五年 千港元 | 二零零四年 千港元 | 二零零五年 千港元 | 二零零四年 千港元 |
| 樓宇： | | | | |
| 已訂約但未撥備 | **56,413** | 118,321 | **–** | – |
| 廠房及機器： | | | | |
| 已訂約但未撥備 | **91,608** | 109,915 | **–** | – |
| 收購附屬公司及向一間共同控制公司繳入資本： | | | | |
| 已訂約但未撥備 | **–** | 265,842 | **–** | – |
| 購買可供出售財務資產： | | | | |
| 已訂約但未撥備 | **83,582** | – | **51,435** | – |
| 資本承擔總額 | **231,603** | 494,078 | **51,435** | – |

| 財務報表附註 |

二零零五年十二月三十一日

## 49. 或然負債

於結算日未於財務報表中計提或然負債如下：

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **二零零五年** | 二零零四年 | **二零零五年** | 二零零四年 |
| | **千港元** | 千港元 | **千港元** | 千港元 |
| 就銀行授予本集團持作出售物業買家之按揭貸款作出之擔保 | **17,567** | 30,032 | **–** | – |
| 就授予共同控制公司之銀行備授信額度而作出之擔保 | **43,846** | – | **43,846** | – |
| 就燕京啤酒發行之可換股債券作出之擔保－*附註38* | **–** | – | **548,785** | 587,424 |
| | **61,413** | 30,032 | **592,631** | 587,424 |

於二零零五年十二月三十一日，授予共同控制公司且須由本公司向銀行提供擔保之銀行備撥信額度已動用約32,885,000港元。

## 50. 經營租賃安排

### (a) 作為出租人

本集團將其投資物業(已於財務報表附註15載列)根據經營租賃安排出租,原定租賃期議定由一年至二十四年不等。租賃條款一般要求租客支付按金。

於二零零五年十二月三十一日,根據不可撤銷經營租賃,本集團應向租客收取於下列年度到期之未來最低租金總額:

| | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
|---|---|---|
| 一年內 | **27,683** | 13,628 |
| 第二至五年(包括首尾兩年在內) | **67,868** | 74,050 |
| 五年以後 | **35,491** | 34,703 |
| | **131,042** | 122,381 |

### (b) 作為承租人

本集團根據經營租賃安排租用其若干辦公室物業、百貨公司物業、食肆物業及員工宿舍,原定租賃年期議定由一年至五十年不等。

於二零零五年十二月三十一日,根據不可撤銷經營租賃,本集團及本公司須於下列年期支付未來最低租金總額:

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | 二零零五年<br>千港元 | 二零零四年<br>千港元 | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
| 一年內 | **185,789** | 210,652 | **2,912** | 619 |
| 第二至五年<br>(包括首尾兩年在內) | **644,481** | 999,102 | **3,883** | – |
| 五年以後 | **2,300,509** | 1,795,164 | **–** | – |
| | **3,130,779** | 3,004,918 | **6,795** | 619 |

# | 財務報表附註 |

二零零五年十二月三十一日

## 48. 金融工具（續）

### 利率風險（續）

於二零零四年十二月三十一日

| | 一年內 | 超過一年但少於兩年 | 超過兩年但少於三年 | 超過三年但少於四年 | 超過四年但少於五年 | 超過五年 | 總額 | 實際利率 |
|---|---|---|---|---|---|---|---|---|
| | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | % |
| 浮動利率： | | | | | | | | |
| 已抵押銀行結餘（附註(i)） | 45,324 | 8,743 | - | - | - | - | 54,067 | 0.72 |
| 現金及現金等價物（附註(ii)） | 3,112,259 | - | - | - | - | - | 3,112,259 | 0.69 |
| 銀行及其他借貸 | (58,750) | (1,401,758) | (936) | (964) | (994) | (2,984) | (1,466,386) | 3.03 |
| 固定利率： | | | | | | | | |
| 現金及現金等價物（附註(ii)） | 1,163,802 | - | - | - | - | - | 1,163,802 | 1.39 |
| 銀行及其他借貸（附註(iii)） | (2,206,049) | (33,972) | (93,718) | (32,511) | (1,464) | (17,203) | (2,384,917) | 4.96 |
| 可換股債券 | - | - | (587,424) | - | - | - | (587,424) | 1.20 |

*附註：*

(i) 結餘包括持續經營業務及已終止經營之業務之抵押銀行結餘，分別為53,911,000港元及156,000港元。

(ii) 結餘包括持續經營業務及已終止經營之業務之現金及現金等值物，分別為4,141,464,000港元及134,597,000港元。

(iii) 結餘包括持續經營業務及已終止經營之業務之銀行及其他借貸，分別為3,589,022,000港元及262,281,000港元。

## 48. 金融工具（續）

### 公平值（續）

(iv) 二零零四年十二月三十一日之結餘乍 屬於持續經營之業務及已終止經營之業務之銀行及其他借貸，分別為116,129,000 2,739,000港元。

(v) 於二零零五年十二月三十一日之結 貸款93,538,000港元，由本集團向一間附屬公司之合資夥伴獲取，須於二十年內

### 利率風險

下表列出本集團金融工具於二零零五年及 四年十二月三十一日按到期日計算並承受利率風險之賬面值：

**於二零零五年十二月三十一日**

| | 一年內 千港元 | 超過一年但少於兩年 千港元 | 兩年 三年 港元 | 超過三年但少於四年 千港元 | 超過四年但少於五年 千港元 | 超過五年 千港元 | 總額 千港元 | 實際利率 % |
|---|---|---|---|---|---|---|---|---|
| 浮動利率： | | | | | | | | |
| 已抵押銀行結餘 | 15,557 | 34,684 | - | - | - | - | 50,241 | 0.92 |
| 現金及現金等價物 | 2,926,467 | - | - | - | - | - | 2,926,467 | 0.97 |
| 銀行及其他借貸 | (672,843) | - | - | - | - | - | (672,843) | 4.95 |
| 固定利率： | | | | | | | | |
| 現金及現金等價物 | 581,588 | - | - | - | - | - | 581,588 | 1.36 |
| 銀行及其他借貸 | (1,826,443) | (33,151) | (227,572) | (1,479) | (1,511) | (16,060) | (2,106,216) | 5.05 |
| 可換股債券 | - | (548,785) | - | - | - | - | (548,785) | 1.20 |

# 財務報表附註

二零零五年十二月三十一日

## 48. 金融工具

### 公平值

下表比較本集團列賬於財務報表之金融工具之賬面值及公平值（不以公平值列賬）。

| | 賬面值 | | 公平值 | |
|---|---|---|---|---|
| | **二零零五年** | 二零零四年 | **二零零五年** | 二零零四年 |
| | **千港元** | 千港元 | **千港元** | 千港元 |
| 財務資產： | | | | |
| 非流動應收貿易款項及票據 | **33,202** | 69,310 | **32,965** | 68,815 |
| 非流動其他應收款項 | **313,782** | 176,881 | **313,642** | 175,517 |
| 非流動已抵押銀行結餘 | **34,684** | 8,743 | **33,542** | 8,548 |
| 財務債項： | | | | |
| 非流動銀行及其他貸款： | | | | |
| 浮息利率貸款 *(附註(iii))* | **–** | 1,407,636 | **–** | 1,407,636 |
| 固定利率貸款 *(附註(iv))* | **279,773** | 178,868 | **278,456** | 177,496 |
| 免息貸款 *(附註(v))* | **93,538** | 181,369 | **93,538** | 110,832 |
| 可換股債券 | **548,785** | 587,424 | **568,706** | 663,730 |
| 其他長期債項（不包括遞延收益） | **17,123** | 8,466 | **16,218** | 8,039 |

(i) 財務資產及債項（需於一年內收取或償還）之賬面值各自按合理估計之公平值相若，因此概無披露上述金融工具之公平值。此外，誠如財務報表附註23(a)所披露，本集團若干可供出售之財務資產以成本減任何累計減值虧損而非公平值列值，鑑於無法合理評估公平值，故概無披露上述金融工具之公平值。

(ii) 上述金融工具之公平值均已透過折現根據當時通行利率之預期未來現金流量計算。

(iii) 於二零零四年十二月三十一日之結餘主要為本公司所借貸之銀團備用貸款180,000,000美元，該貸款於二零零六年到期償還 *(附註37(a))*。於二零零五年十二月三十一日之銀團備用貸款之未償還部份為70,000,000美元，已計入資產負債表之流動負債項下。

## 47. 財務風險管理目標及政策（續）

### (i) 公平值利率及現金流量利率風險（續）

銀行貸款、可換股債券、現金及短期存款均以攤銷成本列賬，並沒有定期進行價值重估。浮息利息收入及支出將於產生時計入利潤表。

### (ii) 外匯風險

外匯風險指金融工具之價值隨外幣匯率變動而波動之風險。本集團於中國內地之業務投資龐大，其資產負債表受人民幣／港幣兌換率影響甚大。

本集團收益主要以人民幣列值，銀行貸款之若干部份則以美元列值。鑑於美元及港元均與人民幣掛鈎，本集團並不預期人民幣／港幣兌換率將出現任何重大變動。

本集團承受營業單位以該單位計值貨幣外之貨幣進行買賣而帶來的外匯風險極低。

### (iii) 商品價格風險

本集團承受之商品價格風險極低。

### (iv) 信貸風險

本集團主要從事現金收入業務，包括收費公路、自來水廠以及啤酒銷售及零售。因此本集團之債務人週轉率較高，而信貸風險則較低。

本集團內部概無任何重大集中之信貸風險。

### (v) 流動性風險

本集團的目標是藉著使用銀行透支、銀行貸款及可換股債券，保持資金持續性及彈性兩者之平衡。此外，本集團亦有備用之銀行融資以應付突發事項之需要。

## 46. 綜合現金流量表附註 *(續)*

### (b) 限制用途之現金及現金等價物結餘

金額為4,377,000港元(二零零四年:23,785,000港元)之短期抵押銀行結餘,已抵押給銀行,用於擔保若干短期銀行貸款 *(附註37(d)(ii))*。

金額為1,750,000港元(二零零四年:無)之短期抵押銀行結餘及金額為26,549,000港元(二零零四年:無)之長期抵押銀行結餘,已抵押,為授予本集團之若干貿易資金融通作擔保 *(附註41)*。

金額為9,430,000港元(二零零四年:21,383,000港元)之短期抵押銀行結餘及金額為8,135,000港元(二零零四年:8,743,000港元)之長期抵押銀行結餘,已抵押給銀行,為授予本集團持作出售物業之若干購買者之抵押貸款作擔保。

## 47. 財務風險管理目標及政策

本集團之主要金融工具包括銀行貸款、可換股債券、現金及短期存款。該等金融工具之主要目的是為本集團之業務籌集資金。本集團擁有其他不同金融工具,如直接來自其業務之應收貿易賬款及應收票據、應付貿易賬款及應付票據。

本集團金融工具之主要風險為公平值利率及現金流量利率風險、外匯風險、商品價格風險、信貸風險及流動性風險。本集團概無任何明文風險管理政策及指引。然而,董事會定期召開會議分析及制訂措施,以管理本集團面臨之風險。本集團通常對風險管理採取保守策略。由於本集團承受之風險被保持在最低水平,本集團概無為套期保值之目的而使用任何衍生工具或其他工具。本集團概無為交易目的而持有或簽發衍生金融工具。董事所檢討並同意之管理各類風險之政策概述如下。

### (i) 公平值利率及現金流量利率風險

公平值利率風險指由於市場利率變動,導致金融工具價值出現波動之風險。現金流量利率風險指由於市場利率變動,導致金融工具之未來現金流量出現波動之風險。本集團承受公平值利率風險及現金流量利率風險。本集團承受利率變動之市場風險,主要由於本集團之長期債務。

## 45. 出售附屬公司 *(續)*

出售附屬公司所涉及之現金及現金等價物流入／流出淨額之分析如下：

| | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
|---|---|---|
| 已出售現金及銀行結餘 | **(24,751)** | (46,154) |
| 歸屬於已終止經營之業務之現金及現金等價物－*附註10(b)* | **(134,597)** | – |
| 現金代價，按公平值 | **547,976** | 31,821 |
| 現金代價公平值隨時間增加 | **11,590** | – |
| 年末未付現金代價之攤銷成本 | **(319,543)** | – |
| 出售附屬公司所涉及之現金及現金等價物流入／（流出）淨額 | **80,675** | (14,333) |

## 46. 綜合現金流量表附註

### (a) 主要非現金交易

除本財務報表附註38及44(c)(ii)所披露外，截至二零零五年十二月三十一日止年度，於投資及融資活動方面概無其他主要非現金交易。

截至二零零四年十二月三十一日止，就現金流量方面，於二零零四年八月十六日北京發展之全資附屬公司Prime Technology Group Limited（「PTG」）及E-tron Limited（「E-tron」）分別將Wisdom Elite Holdings Limited（「Wisdom Elite」為偉仕軟件之控股公司，從事軟件開發）之全部已發行股本及Astoria Innovations Limited 51%股權轉讓給衡浪平台，而衡浪平台分別以其股份1,897,546,070股及217,967,375股普通股作為交易代價，交換至PTG及E-tron名下。完成該等交易後，北京發展持有衡浪平台約56.3%權益，而衡浪平台則成為本集團之附屬公司。除以上及本財務報表附註38所披露者外，年內就投資及融資活動方面概無其他主要非現金交易。

| 財務報表附註 |

二零零五年十二月三十一日

## 44. 業務合併（續）

倘上述業務合併發生於二零零五年一月一日，本集團年內溢利及持續經營業務產生之溢利分別為714,196,000港元及634,209,000港元，及本集團年內收入（包括營業額、利息收入、其他收入及收益淨額）及持續經營業務產生之收入均為11,684,491,000港元。

## 45. 出售附屬公司

| | 附註 | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
|---|---|---|---|
| 出售資產淨值： | | | |
| 物業、廠房及設備 | 14 | **18,231** | 88,335 |
| 預付土地租金 | 16 | **–** | 5,059 |
| 可供出售之財務資產 | | **15** | 3,860 |
| 存貨 | | **3,441** | 96,760 |
| 應收貿易賬項及應收票據 | | **7,371** | 2,503 |
| 其他應收款項 | | **29,468** | 33,249 |
| 可收回税項 | | **107** | – |
| 現金及銀行結餘 | | **24,751** | 46,154 |
| 應付貿易賬項及應付票據 | | **(989)** | (55,981) |
| 應計費用及其他負債 | | **(32,053)** | (92,768) |
| 應繳税項 | | **(180)** | (12,796) |
| 銀行及其他借貸 | | **–** | (32,973) |
| 少數股東權益 | | **(6,287)** | (43,148) |
| 持作出售之出售組別資產 | 10(b) | **1,304,733** | – |
| 與持作出售之出售組別資產直接關聯之負債 | 10(b) | **(493,795)** | – |
| 少數股東權益應佔出售組別資產及負債 | | **(355,099)** | – |
| 資產淨值 | | **499,714** | 38,254 |
| 已變現外滙波動儲備 | | **(4,932)** | – |
| 出售附屬公司之收益／（虧損）淨額 | 5 | **81,097** | (6,433) |
| | | **575,879** | 31,821 |
| 以現金代價支付，按公平值 | | **547,976** | 31,821 |
| 附屬公司之權益重新分類為可供出售之財務資產 | | **27,903** | – |
| | | **575,879** | 31,821 |

## 44. 業務合併（續）

收購附屬公司所涉及之現金及現金等價物流入／（流出）淨額之分析如下：

| | 龍慶峽旅遊<br>千港元<br>（附註(a)） | 燕京惠泉<br>千港元<br>（附註(b)） | 其他<br>千港元<br>（附註(c)） | 二零零五年<br>總額<br>千港元 | 二零零四年<br>總額<br>千港元 |
|---|---|---|---|---|---|
| 購入之現金及銀行存款 | 14,944 | 55,122 | 6,850 | 76,916 | 337,927 |
| 就收購成本支付之現金及<br>本年度收購產生之應付現金代價 | – | (125,013) | (4,274) | (129,287) | (200,677) |
| 上年度收購產生之應付現金代價 | – | – | (86,670) | (86,670) | – |
| 年初已付之投資按金－*附註29(b)(i)* | – | 61,715 | – | 61,715 | – |
| 年末未付之應付款項 | – | – | – | – | 86,670 |
| 收購附屬公司所涉及之現金及<br>現金等價物流入／（流出）淨額 | 14,944 | (8,176) | (84,094) | (77,326) | 223,920 |

*附註：*

(a) 收購龍慶峽旅遊之詳情載於財務報表附註52(b)(iv)。

(b) 於二零零五年三月二十五日，燕京啤酒收購燕京惠泉14.2244%之額外股權，於收購前其為當時本集團之聯營公司，從燕京惠泉其他五位前股東購得股權，現金代價為人民幣131,575,700元（約125,013,000港元）。燕京惠泉主要在中國大陸從事啤酒生產及銷售，其內資A股於上海證券交易所上市。收購完成後，燕京啤酒擁有燕京惠泉52.3724%股權，燕京惠泉因而成為本集團之附屬公司。

(c) 其他

(i) 於二零零五年一月一日，北京發展通過獨立第三方以約3,849,000港元之現金代價收購北京博大51%股權。

(ii) 於二零零五年十二月七日，衝浪平台之全資附屬公司從獨立第三方收購Asren Holdings Limited（「Asren」）51%股權。收購Asren之收購代價為衝浪平台之新發行股份84,134,616股，每股0.058港元（衝浪平台於二零零五年十二月七日之市場價），及衝浪平台之全資附屬公司向Asren開出金額為9,615,000港元承兑票據。

| 財務報表附註 |

二零零五年十二月三十一日

# 44. 業務合併（續）

| | 龍慶峽旅遊 千港元 (附註(i)) | 燕京惠泉 千港元 (附註(ii)) | 其他 千港元 (附註(iii)) | 二零零五年 總額 千港元 | 二零零四年 總額 千港元 |
|---|---|---|---|---|---|
| 支付方式： | | | | | |
| 現金 | – | 125,013 | 3,849 | 128,862 | 196,615 |
| 有關收購之成本 | – | – | 425 | 425 | 4,062 |
| 共同控制公司之權益重新分類為於附屬公司之權益 | 65,107 | – | – | 65,107 | 269,387 |
| 聯營公司之權益重新分類為於附屬公司之權益 | – | 326,152 | – | 326,152 | – |
| 承兌票據 | – | – | 9,615 | 9,615 | – |
| | 65,107 | 451,165 | 13,889 | 530,161 | 470,064 |
| 自收購日之後於本年度產生之溢利 | –* | 9,585* | 198 | 9,783 | 27,876 |

* 上述披露之數額僅包括年內歸屬本集團收購之額外權益之年內溢利。

## 44. 業務合併

年內收購附屬公司之可識別資產及負債之公平值，於各自收購日與其賬面值並無重大差別，列示如下：

| | 附註 | 龍慶峽旅遊<br>千港元<br>（附註(i)） | 燕京惠泉<br>千港元<br>（附註(ii)） | 其他<br>千港元<br>（附註(iii)） | 二零零五年<br>總額<br>千港元 | 二零零四年<br>總額<br>千港元 |
|---|---|---|---|---|---|---|
| 購入之資產淨值： | | | | | | |
| 物業、廠房及設備 | 14 | 45,917 | 903,995 | 72 | 949,984 | 354,630 |
| 預付土地租金 | 16 | 3,351 | 16,430 | – | 19,781 | 74,368 |
| 特許經營權 | 18 | 47,596 | – | – | 47,596 | – |
| 非流動其他應收款項 | | – | 1,433 | – | 1,433 | – |
| 可供出售財務資產 | | – | 4,375 | – | 4,375 | 282 |
| 遞延税項資產 | 40 | – | – | – | – | 4,138 |
| 存貨 | | 813 | 117,509 | 25 | 118,347 | 110,374 |
| 應收貿易賬項及應收票據 | | – | 15,191 | 9 | 15,200 | 16,228 |
| 其他應收款項 | | 3,302 | 19,531 | 10,007 | 32,840 | 25,903 |
| 現金及銀行結餘 | | 14,944 | 55,122 | 6,850 | 76,916 | 337,927 |
| 應付貿易賬項及應付票據 | | – | (59,836) | – | (59,836) | (106,609) |
| 應計負債及其他負債 | | (24,189) | (47,743) | (2,813) | (74,745) | (243,948) |
| 應繳税項 | | (372) | (2,771) | – | (3,143) | (3,679) |
| 銀行及其他借貸 | | (5,769) | (143,468) | – | (149,237) | (71,879) |
| 遞延税項負債 | 40 | (382) | – | – | (382) | – |
| 少數股東權益 | | (20,104) | (430,147) | (7,633) | (457,884) | (69,389) |
| 資產淨值 | | 65,107 | 449,621 | 6,517 | 521,245 | 428,346 |
| 收購時產生之商譽 | 17 | – | 1,544 | 7,372 | 8,916 | 27,052 |
| 共同控制公司之權益重新分類產生之商譽 | | – | – | – | – | 20,404 |
| 確認為收入之業務合併成本逾額 | | – | – | – | – | (5,738) |
| | | 65,107 | 451,165 | 13,889 | 530,161 | 470,064 |

| 財務報表附註 |

*二零零五年十二月三十一日*

## 43. 應繳稅項

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **二零零五年** | 二零零四年 | **二零零五年** | 二零零四年 |
| | **千港元** | 千港元 | **千港元** | 千港元 |
| 所得稅／利得稅 | **170,427** | 195,635 | **–** | – |
| 消費稅 | **77,370** | 64,262 | **–** | – |
| 增值稅 | **96,580** | 85,605 | **–** | – |
| 營業稅 | **9,385** | 9,761 | **–** | – |
| 其他 | **41,370** | 13,106 | **9,646** | 9,124 |
| | **395,132** | 368,369 | **9,646** | 9,124 |

## 41. 應付貿易賬項及應付票據

本集團之應付貿易賬項及應付票據於結算日按發票日期之賬齡分析如下：

| | 本集團 | |
|---|---|---|
| | 二零零五年 | 二零零四年 |
| | 千港元 | 千港元 |
| 一年內 | **1,120,017** | 724,357 |
| 一至兩年 | **25,677** | 18,703 |
| 兩至三年 | **7,313** | 8,141 |
| 三年以上 | **12,548** | 14,581 |
| | **1,165,555** | 765,782 |

本集團之應付貿易賬項及應付票據包括本集團在日常業務過程中進行交易所產生為數195,132,000港元（二零零四年：153,347,000港元）之應付關連公司款項。該等結餘為無抵押、免息及須於與關連公司向其主要客戶提供之相若信貸期內償還。

本集團若干應付票據由本集團之若干銀行結餘抵押擔保，總額為28,299,000港元（二零零四年：無）*（附註22(c)）*。

## 42. 其他應付款項及應計負債

| | | 本集團 | | 本公司 | |
|---|---|---|---|---|---|
| | | 二零零五年 | 二零零四年 | 二零零五年 | 二零零四年 |
| | *附註* | 千港元 | 千港元 | 千港元 | 千港元 |
| 應計負債 | | **295,874** | 212,275 | **47,081** | 47,244 |
| 其他負債 | | **1,257,348** | 1,104,018 | **42,013** | 5,170 |
| 應付控股公司款項 | *30* | **–** | 13,415 | **–** | 12,969 |
| 應付同系附屬公司款項 | *30* | **8,523** | 8,523 | **8,523** | 8,523 |
| 應付關連公司款項 | *30* | **277,672** | 206,050 | **–** | – |
| | | **1,839,417** | 1,544,281 | **97,617** | 73,906 |

# 財務報表附註

二零零五年十二月三十一日

## 40. 遞延税項（續）

**本集團－二零零四年**

| | 重估物業<br>千港元 | 收購<br>附屬公司之<br>公平值調整<br>千港元 | 加速<br>税項折舊<br>千港元 | 減值及撥備<br>千港元 | 總額<br>千港元 |
|---|---|---|---|---|---|
| 於二零零四年一月一日之遞延税項資產／（負債）淨額 | (2,168) | (149,114) | (1,857) | 34,534 | (118,605) |
| 收購一間附屬公司－*附註44* | – | – | 4,138 | – | 4,138 |
| 年內計入利潤表之遞延税項－*附註9* | – | – | 243 | 12,485 | 12,728 |
| 歸屬於已終止經營之業務－*附註10(b)* | (1,134) | 14,158 | 829 | (13,102) | 751 |
| 於二零零四年十二月三十一日之遞延税項資產／（負債）淨額 | (3,302) | (134,956) | 3,353 | 33,917 | (100,988) |

於二零零五年十二月三十一日，有關未動用税項虧損324,645,000港元（二零零四年：280,777,000港元）之遞延税項資產尚未確認，原因為該等税項虧損乃產生自仍在虧損之本公司及若干附屬公司，且獲得應課税溢利不可能用作抵銷該等税項虧損。

於二零零五年十二月三十一日，就本集團若干附屬公司、聯營公司或合營公司未匯出溢利而應付之税項而言，由於倘該等差額獲滙出，本集團並無額外税項負債，故並無未確認之重大遞延税項負債（二零零四年：無）。

本公司向其股東派付股息並無產生所得税後果。

# 40. 遞延稅項

於綜合資產負債表確認之遞延稅項資產／(負債)淨額：

| | 本集團 二零零五年 千港元 | 本集團 二零零四年 千港元 |
|---|---|---|
| 遞延稅項資產 | **67,772** | 62,747 |
| 遞延稅項負債 | **(168,527)** | (163,735) |
| | **(100,755)** | (100,988) |

遞延稅項資產及負債之組成部份及其於年內之變動如下：

**本集團－二零零五年**

| | 重估物業 千港元 | 收購附屬公司之公平值調整 千港元 | 加速稅項折舊 千港元 | 減值及撥備 千港元 | 總額 千港元 |
|---|---|---|---|---|---|
| 於二零零五年一月一日之遞延稅項資產／(負債)淨額 | (3,302) | (134,956) | 3,353 | 33,917 | (100,988) |
| 收購一間附屬公司－*附註44* | – | – | (382) | – | (382) |
| 年內於利潤表中計入／(扣除)之遞延稅項－*附註9* | – | – | (2,469) | 4,940 | 2,471 |
| 滙兑調整 | (68) | (2,790) | 41 | 961 | (1,856) |
| 於二零零五年十二月三十一日之遞延稅項資產／(負債)淨額 | (3,370) | (137,746) | 543 | 39,818 | (100,755) |

| 財務報表附註 |

二零零五年十二月三十一日

## 38. 可換股債券(續)

可換股債券負債部份之公平值，按其發行日類似債券(無轉換期權)之相關市場利率作出估算。可換股債券股本部份對本集團而言無足輕重，據此可換股債券之總金額以本集團之財務負債列賬。

截至二零零五年十二月三十一日止年度，本金總額約為50,079,000港元(二零零四年：72,020,000港元)，由燕京啤酒發行之可換股債券，被若干債券持有人以每股人民幣10.59元及人民幣7.06元(因考慮燕京啤酒於年內發放花紅作出調整)，分別將465,132個債券單位(二零零四年：764,484個債券單位)及63,020個債券單位(二零零四年：無)轉換為燕京啤酒之普通股；及有鑒於此，本公司於燕京啤酒之有效股東權益攤薄至54.46%(二零零四年：54.86%)及視作出售收益之金額14,498,000港元(二零零四年：20,715,000港元)於年內綜合利潤表中確認。

## 39. 其他長期負債

| | 本集團 | |
|---|---|---|
| | 二零零五年 千港元 | 二零零四年 千港元 |
| 遞延收入(附註) | **15,559** | – |
| 其他 | **17,123** | 8,466 |
| | **32,682** | 8,466 |

*附註：* 本集團已就在中國大陸建設特別項目或進行研究活動而獲得多項政府補助，並已計入資產負債表中遞延收入內。於完成建設特別項目或研究活動，並獲有關政府機關批准後，有關政府補助將撥回，並於物業、廠房及設備之估計可使用年期或按其所涉及之遞延發展成本，在利潤表中確認為其他收入。並無有關該等補助之未履行條件或或然事項。

此外，本集團從若干綜合百貨大樓土地所有權者之經營租賃安排，獲得若干優惠。該等優惠記入資產負債表之遞延收入賬項；及將於相關租賃期內，按直線法列為租金開支之減項予以撥回，並在利潤表中確認。

## 37. 銀行及其他借貸（續）

(d) （續）

於二零零四年十二月三十一日，本集團若干銀行貸款亦以本集團於該日賬面值為6,500,000港元之投資物業作抵押（附註15(c)）及本集團於該日賬面總值為1,250,000港元之若干持作出售之物業按揭作抵押（附註25）

## 38. 可換股債券

於二零零二年十月十六日，本公司間接持有54.46%之附屬公司－燕京啤酒以面值發行年期5年1.2厘可換股債券（「可換股債券」），本金總額為人民幣700,000,000元，每張面值為人民幣100元。

債券持有人可選擇將可換股債券轉換為燕京啤酒之已繳足普通股，原轉換價為每股人民幣10.59元，因年內燕京啤酒發行紅股而調整為每股人民幣7.06元（受若干事件進一步調整規限）。可換股債券之轉換期間由二零零三年十月十六日至二零零七年十月十六日（「轉換期」）（包括首尾兩日）。除非可換股債券已於早前贖回、轉換或購回及註銷，可換股債券可於轉換期結束時連同任何應計利息以面值贖回。

在轉換期內，燕京啤酒有權在燕京啤酒的普通股收市價持續二十天較當時的可換股債券轉換價高於30%時，以贖回價格每張人民幣102元（受若干事件調整規限）贖回全部或部份可換股債券。另一方面，當燕京啤酒的普通股份收市價持續二十天較當時的可換股債券的轉換價低於30%，股東有權要求燕京啤酒以贖回價格（受若干事件調整規限）贖回可換股債券。

於二零零二年四月十一日的股東特別大會上，本公司股東批准本公司擔保可換股債券。擁有燕京啤酒實益權益的北京燕京啤酒集團公司（「燕京啤酒集團」）承諾向本公司提供相互彌償，賠償本公司在該項擔保超出本公司在燕京啤酒54.46%實際比例權益之部份時出現的或然負債。

| 財務報表附註 |

*二零零五年十二月三十一日*

## 37. 銀行及其他借貸 *(續)*

(a) 本集團及本公司之銀行貸款包括本公司於二零零一年所得之五年銀團備用貸款180,000,000美元。銀團貸款利率為倫敦銀行同業拆息年利率加0.6%，並需於二零零六年六月十二日全數繳償。於截至二零零五年十二月三十一日止年度內，本公司提早償還本金額110,000,000美元，導致二零零五年十二月三十一日銀團貸款融資項下未償還本金額減少至70,000,000美元。

貸款協議包括向本公司之控股公司訂立特定表現責任之若干條件，其中包括下列將構成無力償還貸款之事項：

(i) 北京市人民政府（「北京政府」）控制之人士或實體不再持有超過本公司全部已發行股本50%之實益權益；或

(ii) 倘任何本公司之控股公司停止或暫停對債權人付款、未能支付或承認無法支付其到期債項、宣佈或已經清盤或無力償債。

就董事所深知，於年內及批准上述財務報表之日概無出現上述任何事項。

(b) 其他貸款包括來自關連公司為數99,384,000港元（二零零四年：215,749,000港元）的免息貸款攤銷成本。餘下之其他221,633,000港元（二零零四年：224,658,000港元）貸款，年息由5厘至9厘（二零零四年：5厘至9厘）不等。

(c) 本集團於結算日之無抵押銀行貸款中，有188,873,000港元（二零零四年：185,884,000港元）由本集團在中國之若干附屬公司或彼等之聯營公司之合營夥伴及一間共同控制公司提供擔保。

(d) 本集團若干銀行貸款有以下抵押：

(i) 以本集團於結算日賬面總值為275,857,000港元（二零零四年：519,673,000港元）之樓宇、廠房及機器按揭作抵押 *(附註14(c))*；及

(ii) 本集團於結算日合共為4,377,000港元（二零零四年：23,785,000港元）之若干銀行存款按揭作抵押 *(附註22(a))*。

## 37. 銀行及其他借貸

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | 二零零五年<br>千港元 | 二零零四年<br>千港元 | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
| 銀行透支，無抵押 | **8,068** | – | **–** | – |
| 銀行貸款： | | | | |
| 已抵押 | **543,456** | 651,869 | **–** | – |
| 無抵押 | **2,005,902** | 2,712,495 | **664,775** | 1,400,850 |
| | **2,549,358** | 3,364,364 | **664,775** | 1,400,850 |
| 其他貸款，無抵押 | **321,017** | 440,407 | **–** | – |
| 銀行及其他貸款總額 | **2,878,443** | 3,804,771 | **664,775** | 1,400,850 |
| 須於一年內或按要求償還之銀行透支 | **8,068** | – | **–** | – |
| 須於下列年期償還之銀行貸款： | | | | |
| 一年內 | **2,335,132** | 1,936,928 | **664,775** | – |
| 第二年 | **1,420** | 1,403,136 | **–** | 1,400,850 |
| 第三年至第五年（首尾兩年包括在內） | **196,746** | 6,339 | **–** | – |
| 五年後 | **16,060** | 17,961 | **–** | – |
| | **2,549,358** | 3,364,364 | **664,775** | 1,400,850 |
| 須於下列年期償還之其他貸款： | | | | |
| 一年內 | **161,932** | 162,709 | **–** | – |
| 第二年 | **37,577** | 41,164 | **–** | – |
| 第三年至第五年（首尾兩年包括在內） | **51,354** | 92,404 | **–** | – |
| 五年後 | **70,154** | 144,130 | **–** | – |
| | **321,017** | 440,407 | **–** | – |
| 銀行及其他貸款總額 | **2,878,443** | 3,804,771 | **664,775** | 1,400,850 |
| *減*：列作流動負債之部份 | **(2,505,132)** | (2,099,637) | **(664,775)** | – |
| 非流動部份 | **373,311** | 1,705,134 | **–** | 1,400,850 |

# 36. 儲備

## (a) 本集團

(i) 本集團本年度及以往年度之儲備及有關變動金額於財務報表第42頁至43頁之綜合權益變動表內呈列。

(ii) 中國儲備金為根據對本集團之中國附屬公司、共同控制公司及聯營公司適用之中國公司法或中外合資經營企業法撥出之儲備。本集團於二零零五年十二月三十一日之中國儲備金並無以現金股息之方式分派。

(iii) 於以往年度收購附屬公司及聯營公司所產生之商譽之若干金額仍繼續於綜合資本儲備內撇銷綜合資本儲備，詳情分別載於財務報表附註17及21。

## (b) 本公司

| | 附註 | 股份溢價賬<br>千港元 | 保留溢利<br>千港元 | 總額<br>千港元 |
|---|---|---|---|---|
| 於二零零四年一月一日 | | 4,839,497 | 321,128 | 5,160,625 |
| 本年度溢利 | 11 | – | 383,143 | 383,143 |
| 二零零四年中期股息 | 12 | – | (62,250) | (62,250) |
| 建議派發二零零四年末期股息 | 12 | – | (124,500) | (124,500) |
| 於二零零四年十二月三十一日及<br>二零零五年一月一日 | | 4,839,497 | 517,521 | 5,357,018 |
| 本年度虧損 | 11 | – | (111,190) | (111,190) |
| 二零零五年中期股息 | 12 | – | (62,250) | (62,250) |
| 建議派發二零零五年末期股息 | 12 | – | (124,500) | (124,500) |
| **於二零零五年十二月三十一日** | | **4,839,497** | **219,581** | **5,059,078** |

## 35. 購股權計劃 *(續)*

### 衡浪平台 *(續)*

(b) *購股權計劃(續)*

承授人可於建議授出購股權日期起二十一天內以支付象徵性代價合共1港元接納此建議。授出購股權之行使期由衡浪平台董事酌情決定,並於購股權被視為獲授出及接納日期起開始。

購股權之行使價由衡浪平台董事釐定,惟不可低於下列較高者:(i)衡浪平台普通股於建議授出購股權日期在聯交所所報之收市價;及(ii)衡浪平台普通股於緊接建議授出購股權日期前五個交易日在聯交所所報之平均收市價。

購股權並未授予持有人獲派股息或於股東大會上投票之權利。

於截至二零零五年十二月三十一日止年度內,根據衡浪平台計劃授出之購股權變動如下:

| | 購股權數目 | | |
|---|---|---|---|
| 參與者類別 | 於二零零五年一月一日 | 年內沒收 | 於二零零五年十二月三十一日 |
| **其他僱員:** | | | |
| 合計(附註) | 30,000,000 | (16,500,000) | 13,500,000 |
| **顧問及諮詢人:** | | | |
| 合計(附註) | 33,000,000 | – | 33,000,000 |
| | 63,000,000 | (16,500,000) | 46,500,000 |

*附註:* 於二零零三年十二月十九日授出之衡浪平台購股權行使價為每股0.14港元。購股權可於二零零三年十二月十九日起任何時間內行使,倘未獲行使,購股權將在二零一三年十二月十八日作廢。該等購股權之任何部份均無於年內行使。由於衡浪平台若干名董事及僱員於年內辭任,故授予彼等之合共16,500,000份購股權被沒收。

於二零零五年十二月三十一日,衡浪平台於衡浪平台計劃項下擁有尚未行使之購股權46,500,000份,佔當日衡浪平台已發行股份約1.2%。倘餘下之購股權獲悉數行使,按照衡浪平台現時之股本結構,將導致衡浪平台需額外發行46,500,000股普通股及465,000港元額外股本,以及股份溢價(扣除任何發行開支前)6,045,000港元。

## 35. 購股權計劃（續）

### 衡浪平台（續）

*(a)* *首次公開招股前購股權計劃（續）*

截至二零零五年十二月三十一日止年度內，根據衡浪平台首次公開招股前計劃授出之購股權變動如下：

| | 持有購股權數目 | | |
|---|---|---|---|
| 參與者類別 | 於二零零五年一月一日 | 年內沒收 | 於二零零五年十二月三十一日 |
| **其他僱員：** | | | |
| 合計（附註） | 80,000,000 | (30,000,000) | 50,000,000 |

*附註：* 於二零零一年十一月十四日授出之購股權行使價為每股衡浪平台股份0.266港元。購股權可於二零零二年六月十一日起任何時間內行使，除已行使之購股權外，所有購股權將在二零一一年十一月十三日作廢。該等購股權之任何部份概無於年內行使。由於衡浪平台一名董事於年內辭任，故授予彼之30,000,000份購股權被沒收。

於二零零五年十二月三十一日，衡浪平台按衡浪平台首次公開招股前計劃授出而尚未行使之購股權為50,000,000份，佔截至該日止衡浪平台已發行股份約1.3%。倘衡浪平台首次公開招股前計劃項下之餘下購股權獲悉數行使，按照衡浪平台現時之股本結構，結果為衡浪平台需額外發行50,000,000股普通股，其額外股本為500,000港元，而股份溢價（扣除發行開支前）為12,800,000港元。

*(b)* *購股權計劃*

於二零零一年十一月二十一日，衡浪平台採納一項購股權計劃（「衡浪平台計劃」），目的為向為衡浪平台集團業務成功作出貢獻之合資格參與者提供激勵及獎勵。衡浪平台計劃之合資格參與者包括衡浪平台之執行董事及非執行董事、衡浪平台集團之全職僱員、顧問及諮詢人。衡浪平台計劃於二零零一年十一月二十一日生效，除另作取消及修訂外，否則於該日起十年內有效。

現時根據衡浪平台計劃已授出及尚未授出之所有購股權獲行使而可予發行之股份數目最多為衡浪平台在任何時間內已發行股份之30%。於截至授出日期止任何十二個月期間內，已授予及即將授予衡浪平台計劃內每位合資格參與者之購股權獲行使而發行及即將發行之股份數目合共不得超過衡浪平台不時已發行股本總數之1%。

# 35. 購股權計劃（續）

## 北京發展（續）

*附註：（續）*

(c) 於二零零三年十月二日授出之購股權行使價為每股北京發展股份1.05港元。該等購股權可分為三個均等部份行使。首部份可於二零零三年十月二日起任何時間內行使，而其他每個部份則可在其後年度每年之一月一日起行使。由於北京發展一名董事於年內辭任，故所有相關購股權被沒收。

(d) 由於北京發展若干僱員於年內辭任，故彼等獲授之所有購股權被沒收。

於二零零五年十二月三十一日，北京發展按北京發展計劃授出而尚未行使之購股權為28,060,000份，佔截至該日止北京發展已發行股份約5.7%。倘餘下之購股權獲悉數行使，按照北京發展現時之股本結構，結果為北京發展需額外發行28,060,000股普通股，其額外股本為28,060,000港元，而股份溢價（扣除發行開支前）為1,035,000港元。

## 衡浪平台

(a) *首次公開招股前購股權計劃*

衡浪平台乃本公司之附屬公司，其股份於聯交所創業板上市。衡浪平台於二零零一年五月三十日採納首次公開招股前購股權計劃（「衡浪平台首次公開招股前計劃」）。衡浪平台首次公開招股前計劃已於二零零一年十二月十一日終止，因此不得再根據衡浪平台首次公開招股前計劃授出任何購股權。然而，於衡浪平台首次公開招股前計劃遭終止前授出之所有購股權仍具十足效力及有效。

| 財務報表附註 |

二零零五年十二月三十一日

## 35. 購股權計劃（續）

### 北京發展（續）

截至二零零五年十二月三十一日止年度內，按北京發展計劃授出之購股權變動如下：

| | | 持有購股權之數目 | | |
|---|---|---|---|---|
| 參與者姓名或類別 | 附註 | 於二零零五年一月一日 | 年內註銷 | 於二零零五年十二月三十一日 |
| **本公司董事：** | | | | |
| 鄂萌先生 | (a) | 1,600,000 | – | 1,600,000 |
| | (b) | 1,200,000 | – | 1,200,000 |
| | | 2,800,000 | – | 2,800,000 |
| **其他僱員：** | | | | |
| 合計 | (a), (d) | 6,540,000 | (180,000) | 6,360,000 |
| 合計 | (b) | 18,900,000 | – | 18,900,000 |
| 合計 | (c) | 2,800,000 | (2,800,000) | – |
| | | 28,240,000 | (2,980,000) | 25,260,000 |
| | | 31,040,000 | (2,980,000) | 28,060,000 |

*附註：*

(a) 於二零零一年六月十九日授出之購股權行使價為每股北京發展股份1.13港元。該等購股權可分為兩或三個均等部份行使。首部份可於二零零二年一月一日起任何時間內行使，而其他每個部份則可在其後年度每年之一月一日起任何時間內行使。除已行使之購股權外，所有購股權將在二零零六年六月二十六日作廢。該等購股權之任何部份概無於年內行使。

(b) 於二零零二年一月十八日授出之購股權行使價為每股北京發展股份1.00港元。該等購股權可分為三個均等部份行使。首部份可於二零零二年一月十八日起任何時間內行使，而其他每個部份則可在其後年度每年之一月一日起行使。除已行使之購股權外，所有購股權將在二零零七年一月十七日作廢。該等購股權之任何部份概無於年內行使。

## 35. 購股權計劃（*續*）

### 北京發展

北京發展乃本公司之附屬公司，其股份於聯交所主板上 展設立之購股權計劃（「北京發展計劃」），目的為推使北京發展集團之行政人員及主要 並提高股東之長遠利益，為北京發展及其有關附屬公司吸引及保留具經驗及技能之僱員 未來貢獻作出獎賞。合資格北京發展計劃參與者包括北京發展及其任何附屬公司之執 僱員。北京發展計劃於二零零一年六月十八日生效，除另作取消及修訂外，否則於該日起 有效。

現時按北京發展計劃所授之未行使購股權經行使後數目 等於北京發展在任何時間已發行普通股之10%。可發行予北京發展計劃內之每位合資格參 股份數目最多為當時按北京發展計劃已發行及可發行之股份總數25%。

承授人可於授出購股權建議日期起二十八天內以支付象徵 價合共1港元接納此建議。授出購股權之行使時期由北京發展董事會決定，在某段取得行使權 持期起生效，及在接納購股權建議之日期起五年內或北京發展計劃之到期日（以較早者為準） 止。

購股權之行使價由北京發展董事會釐定，惟不可低於(i)北京發 普通股於建議授出購股權日期在聯交所所報之收市價；(ii)北京發展普通股於緊接建議授出購股 權日期前五個交易日在聯交所所報之平均收市價；及(iii)北京發展普通股之面值。

購股權之持有人無權獲派股息或於股東大會上投票。

# 財務報表附註

*二零零五年十二月三十一日*

## 35. 購股權計劃（續）

### 本公司（續）

新計劃旨在吸引及挽留本集團之最優秀人才，協力發展本集團之業務；向本集團僱員、行政人員及董事提供額外獎勵；及透過令購股權持有人之利益與股東之利益符合一致，促進本公司長遠取得財務成功。本公司董事會可酌情邀請本公司及其任何附屬公司之僱員（包括執行董事）及非執行董事按次批授購股權1港元之價格，接納可認購本公司普通股之購股權。新計劃於二零零五年十月十七日生效，除非該計劃另行取消或修訂，否則該計劃由當日起有效十年。

目前可以根據新計劃授出之未行使購股權，在行使時可認購之股份不得多於本公司任何時間已發行股份總數之30%。任何人士若全面行使購股權後，會導致該位人士根據於任何十二個月期間內獲授以及上述之購股權而獲發行及將予發行之本公司普通股總數超出本公司任何時間已發行普通股總數之1%，則不得向該位人士授出購股權。

根據新計劃授出之購股權屬承授人個人所有且不得讓與或轉讓。

根據新計劃授出之購股權之行使期間由董事會酌情決定，然而，購股權不得在授出之日起十年後行使。購股權不得在新計劃獲准之日十年以後授出。

購股權之行使價由董事會釐定，但不得低於下列兩者中之較高者：(i)本公司普通股於授出當日（須為交易日）於聯交所所報之每股收市價；(ii)緊接該購股權授出之日前五個交易日，本公司普通股於聯交所所報之每股平均收市價；及(iii)本公司普通股之面值。

於二零零五年十二月三十一日，並無根據新計劃授出購股權。

## 35. 購股權計劃（續）

### 本公司（續）

舊計劃授出之所有購股權已於二零零五年十月十七日舊計劃被終止前失效或註銷。截至二零零五年十二月三十一日止年度內，根據舊計劃授出之購股權變動如下：

| | | 持有購股權之數目 | | |
|---|---|---|---|---|
| 參與者姓名或類別 | 附註 | 於二零零五年一月一日 | 年內註銷 | 於二零零五年十二月三十一日 |
| **董事：** | | | | |
| 李福成先生 | (a) | 200,000 | (200,000) | – |
| | (b) | 1,800,000 | (1,800,000) | – |
| | | 2,000,000 | (2,000,000) | – |
| 鄭萬河先生 | (a) | 200,000 | (200,000) | – |
| | (b) | 1,800,000 | (1,800,000) | – |
| | | 2,000,000 | (2,000,000) | – |
| **其他僱員：** | | | | |
| 合計 | (a) | 210,000 | (210,000) | – |
| 合計 | (b) | 1,840,000 | (1,840,000) | – |
| | | 2,050,000 | (2,050,000) | – |
| | | 6,050,000 | (6,050,000) | – |

*附註：*

(a) 該等購股權於一九九八年三月三日授出，行使價為每股17.03港元。每位董事及僱員就其獲授之購股權支付之現金代價為1港元。

(b) 該等購股權於一九九八年六月二十三日授出，行使價為每股17.03 港元。每位董事及僱員就其獲授之購股權支付之代價為1 港元。

| 財務報表附註 |

二零零五年十二月三十一日

## 34. 股本

### 股份

| | 本公司 | |
|---|---|---|
| | **二零零五年** | 二零零四年 |
| | **千港元** | 千港元 |
| 法定股本： | | |
| 2,000,000,000股每股面值0.10港元之普通股 | **200,000** | 200,000 |
| 已發行及繳足股本： | | |
| 622,500,000股每股面值0.10港元之普通股 | **62,250** | 62,250 |

### 購股權

有關本公司購股權計劃及根據該等計劃而發行的購股權的詳情載於財務報表附註35。本年度未有購股權授出或獲行使。

## 35. 購股權計劃

### 本公司

本公司採納一項購股權計劃（「舊計劃」），該計劃於一九九七年五月十六日生效，旨在向曾對本集團成就有所貢獻之合資格參與者提供鼓勵和獎勵。根據本公司股東於二零零五年十月十七日舉行之股東特別大會上通過之普通決議案，舊計劃被終止並由該日生效之新購股權計劃（「新計劃」）代替。

## 33. 列為持作出售之出售集團資產與非流動資產以及直接關聯之負債

本集團

| | 附註 | 二零零五年 千港元 | 二零零四年 千港元 |
|---|---|---|---|
| 列為持作出售之出售集團資產 | 10(b) | – | 1,304,733 |
| 列為持作出售之非流動資產 | | **19,319** | – |
| 列為持作出售之出售集團資產及非流動資產 | | **19,319** | 1,304,733 |
| 直接關聯之負債： | | | |
| 列為持作出售之出售集團資產 | 10(b) | – | 493,795 |
| 列為持作出售之非流動資產 | | **46,154** | – |
| 與列為持作出售之出售集團資產及非流動資產直接關聯之負債 | | **46,154** | 493,795 |

於二零零五年十二月三十一日，列為持作出售之非流動資產為本集團於中國大陸之若干樓宇及預付土地租金，於該日之賬面淨值分別為15,222,000港元及4,097,000港元，本集團將以為現金代價約76,923,000港元出售。本集團於二零零五年十二月三十一日收取買方按金約46,154,000港元。

| 財務報表附註 |

*二零零五年十二月三十一日*

## 32. 現金及現金等價物

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **二零零五年** | 二零零四年 | **二零零五年** | 二零零四年 |
| | **千港元** | 千港元 | **千港元** | 千港元 |
| 現金及銀行結餘 | **2,917,382** | 2,990,437 | **24,685** | 83,168 |
| 現金等價物 | **59,326** | 41,136 | **59,326** | 41,136 |
| 定期存款 | **581,588** | 1,163,802 | **108,496** | 365,155 |
| | **3,558,296** | 4,195,375 | **192,507** | 489,459 |
| *減*：已抵押銀行結餘－*附註22* | **(50,241)** | (53,911) | **–** | – |
| 現金及現金等價物 | **3,508,055** | 4,141,464 | **192,507** | 489,459 |

於結算日，本集團之現金、銀行結餘及定期存款（均以人民幣列值）為2,745,914,000港元（二零零四年：2,729,703,000港元）。人民幣不可自由兑換為其他貨幣，惟根據中國大陸之外匯管制條例及結匯、售匯及付匯管理規定，本集團獲准透過獲授權進行外匯交易業務之銀行將人民幣兑換為其他貨幣。

## 30. 應收／應付控股公司／同系附屬公司／關連公司

應收／應付控股公司款項乃無抵押、免息及無固定償還期，惟總額為數人民幣421,336,000元（約404,824,000港元）之款項乃以分期付款方式償還，詳情見財務報表附註10及52(b)(v)。該筆款項為京泰集團及Beijing Holdings (BVI) Limited分別收購本集團於北京企業食品及北京企業旅遊之股權，而應付之金額分別為205,128,000港元及226,716,000港元之已攤銷成本。

應收／應付同系附屬公司款項乃無抵押、免息及無固定償還期，惟一筆為數人民幣24,774,000元（約23,821,000港元）之款項乃以分期付款方式償還，詳情見財務報表附註52(b)(v)。該筆款項為傑恒投資有限公司收購本集團於北京磁懸浮之股權，而應付之金額25,705,000港元之已攤銷成本。

應收／應付關連公司款項乃無抵押、免息及無固定償還期，惟一筆為數人民幣105,199,000元（約100,999,000港元）之款項除外。該筆款項為三元集團收購本公司於北京企業食品之65.46%股權，而應付之金額106,991,000港元之已攤銷成本，詳情載於財務報表附註10。

計入按金及其他應收款項，以及應付貿易賬項及應付票據之本集團關連公司餘額分別於財務報表附註29(c)及41披露。

## 31. 公平值變動於損益反映之財務資產

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | 二零零五年<br>千港元 | 二零零四年<br>千港元 | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
| 於香港之上市股本投資 | **16,682** | 21,937 | **5,760** | 9,366 |
| 於中國內地之非上市股本投資 | **–** | 290 | **–** | – |
| 非上市基金 | **28,869** | 27,975 | **28,869** | 27,725 |
| | **45,551** | 50,202 | **34,629** | 37,091 |

於二零零五年十二月三十一日，上述股本投資分類為持有作買賣之股本投資。

## 29. 其他應收款項 *(續)*

(a) 於二零零五年十二月三十一日，本集團其他應收款項之非流動部份主要包括以下各項：

(i) 就本公司最終控股公司、一間中間控股公司及一間同系附屬公司收購本公司於北京企業食品、北京企業旅遊及北京懸磁浮之股權而應收該等公司款項之攤銷成本合共為人民幣267,997,000元(約257,483,000港元)。該等交易之詳情載於財務報表附註10及52(b)(v)。

(ii) 投資按金36,743,000港元乃由本集團支付，用於中國大陸之新投資。

(b) 於二零零四年十二月三十一日，本集團其他應收款項之非流動部份主要包括以下各項：

(i) 燕京啤酒就收購燕京惠泉額外14.2244%股權支付投資按金61,715,000港元(來自燕京惠泉其他五名股東)。燕京惠泉之收購獲中國政府有關部門批准，並於二零零五年三月完成，自此燕京惠泉成為本集團之附屬公司。

(ii) 投資按金合共95,112,000港元乃由本集團支付，用於中國大陸之若干新投資。

(c) 本集團於結算日之按金及其他應收款項包括本集團在日常業務過程中購買原料所產生數為90,346,000港元(二零零四年：139,759,000港元)預付一間關連公司款項，該關連公司結餘為無抵押及免息。

## 28. 應收貿易賬項及應收票據

集團內不同公司有不同的信貸政策，視乎各公司的市場需求及經營的業務而定。若干客戶獲准分三期清付工程合約款項。公司會編製應收貿易賬項及應收票據的賬齡分析並密切監察，以將應收款項涉及的任何信貸風險降至最低。

應收貿易賬項及應收票據（扣除減值後）於結算日按發票日期之賬齡分析如下：

| | **本集團** | | **本公司** | |
|---|---|---|---|---|
| | **二零零五年** | 二零零四年 | **二零零五年** | 二零零四年 |
| | **千港元** | 千港元 | **千港元** | 千港元 |
| 一年內 | **769,933** | 755,437 | **4,844** | 3,742 |
| 一至兩年 | **112,168** | 79,490 | **–** | – |
| 兩至三年 | **66,728** | 15,651 | **–** | – |
| 三年以上 | **13,082** | 8,766 | **–** | – |
| | **961,911** | 859,344 | **4,844** | 3,742 |
| *減：*列作流動資產部份 | **(928,709)** | (790,034) | **(4,844)** | (3,742) |
| 非流動部份 | **33,202** | 69,310 | **–** | – |

## 29. 其他應收款項

| | | **本集團** | | **本公司** | |
|---|---|---|---|---|---|
| | | **二零零五年** | 二零零四年 | **二零零五年** | 二零零四年 |
| | *附註* | **千港元** | 千港元 | **千港元** | 千港元 |
| 預付款項 | | **46,812** | 24,243 | **1,632** | 4,541 |
| 按金及其他應收款項 | | **592,822** | 867,382 | **3,286** | 154,438 |
| 應收控股公司款項 | *30* | **435,383** | 7,992 | **219,220** | 1,883 |
| 應收同系附屬公司款項 | *30* | **29,108** | – | **29,108** | – |
| 應收關連公司款項 | *30* | **264,723** | 102,623 | **122,778** | 21,670 |
| | | **1,368,848** | 1,002,240 | **376,024** | 182,532 |
| *減：*列作流動資產之部份 | | **(1,055,066)** | (825,359) | **(236,080)** | (178,477) |
| 非流動部份 | | **313,782** | 176,881 | **139,944** | 4,055 |

# 財務報表附註

二零零五年十二月三十一日

## 26. 存貨

| | 本集團 | |
|---|---|---|
| | 二零零五年 | 二零零四年 |
| | 千港元 | 千港元 |
| 原料 | **1,181,061** | 963,351 |
| 在製品 | **112,234** | 84,508 |
| 製成品 | **180,007** | 112,585 |
| 商品 | **101,621** | 79,525 |
| | **1,574,923** | 1,239,969 |

於二零零五年十二月三十一日，並無存貨按公平值減銷售成本列賬(二零零四年：無)。

## 27. 應收／應付合約客戶款項

| | 本集團 | |
|---|---|---|
| | 二零零五年 | 二零零四年 |
| | 千港元 | 千港元 |
| 應收合約客戶款項 | **25,238** | 16,915 |
| 應付合約客戶款項 | **(48,580)** | (51,770) |
| | **(23,342)** | (34,855) |
| 現時已產生合約成本加已確認溢利減已確認虧損 | **67,695** | 53,567 |
| 減：已收及應收工程進度款項 | **(91,037)** | (88,422) |
| | **(23,342)** | (34,855) |

## 23. 可供出售財務資產（*續*）

(a) 於二零零五年十二月三十一日之可供出售財務資產之非上市股權投資包括本集團於北京西門子（本公司當時間接持有40%權益之聯營公司）及三元食品（本公司當時間接持有57.11%權益之附屬公司）分別所持餘下20%及2.11%之實際股權。於截至二零零四年及二零零五年十二月三十一日止年度內，本集團分別售出其於北京西門子及三元食品20%及55%股權後（有關詳情載於財務報表附註4及附註10），本集團持有北京西門子及三元食品餘下之實際股權之賬面值（於各自出售日期分別為90,763,000港元及27,903,000港元），乃以可供出售財務資產入賬，原因為本集團不再控制此兩間公司或對其有重大影響或參與其任何經營及財務決定。

(b) 本集團及本公司若干非上市股權投資乃按成本減任何累計減值虧損列值而非按公平值列值，乃因其於活躍市場沒有一個市場報價及合理估計公平值範圍屬顯著以及存在多種估計之可能性無法合理評估。

## 24. 發展中物業

| | 本集團 | |
|---|---|---|
| | **二零零五年** | 二零零四年 |
| | **千港元** | 千港元 |
| 按成本 | **322,301** | 132,032 |
| *減*：列作流動資產部份 | **(322,301)** | – |
| 非流動部份 | **–** | 132,032 |

## 25. 持作出售之物業

本集團持作出售之物業以可變現淨值列賬，於結算日之賬面值為28,713,000港元（二零零四年：53,195,000港元）。

於二零零四年十二月三十一日，本集團持作出售之若干物業之賬面總值為1,250,000港元，該等物業已經抵押，作為本集團獲授若干銀行及其他貸款之抵押品（*附註37(d)*）。

## 22. 已抵押銀行結餘

| | 本集團 | |
|---|---|---|
| | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
| 已抵押銀行結餘－*附註32* | **50,241** | 53,911 |
| *減*：列作流動資產之部份 | **(15,557)** | (45,168) |
| 非流動部份 | **34,684** | 8,743 |

(a) 短期已抵押銀行存款結餘4,377,000港元(二零零四年：23,785,000港元)已質押予銀行，作為獲授若干短期銀行貸款之抵押*(附註37(d)(ii))*。

(b) 短期已抵押銀行存款結餘9,430,000港元(二零零四年：21,383,000港元)及長期已抵押銀行結餘8,135,000港元(二零零四年：8,743,000港元)已質押予銀行，作為其若干購買本集團持作出售物業之買家償還按揭貸款之抵押。

(c) 短期已抵押銀行結餘1,750,000港元(二零零四年：無)及長期已抵押銀行結餘26,549,000港元(二零零四年：無)已質押予銀行，作為本集團獲授若干貿易融資貸款之抵押*(附註41)*。

## 23. 可供出售之財務資產

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | 二零零五年<br>千港元 | 二零零四年<br>千港元 | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
| 香港之上市股權投資，按公平值 | **250** | 250 | **250** | 250 |
| 非上市之股權投資，按成本 | **532,758** | 306,238 | **141,187** | 80,212 |
| | **533,008** | 306,488 | **141,437** | 80,462 |
| 減值 | **(22,971)** | (21,432) | **-** | - |
| | **510,037** | 285,056 | **141,437** | 80,462 |

## 21. 聯營公司權益（續）

主要聯營公司詳情如下：

| 公司名稱 | 註冊成立／註冊及經營地點 | 已發行及繳足股本／註冊資本之面值 | 百分比<br>本集團應佔擁有權權益 | 百分比<br>投票權 | 百分比<br>攤分溢利 | 主要業務 |
|---|---|---|---|---|---|---|
| 北京北大維信生物科技有限公司† | 中國／中國大陸 | 人民幣80,000,000元 | 26.01 | 22.2 | 26.55 | 生產及銷售保健產品 |
| 中生北控生物科技股份有限公司（「中生北控」）# | 中國／中國大陸 | 人民幣70,017,528元 | 34.29 | 33.3 | 35 | 生產及銷售磁力治療及藥物產品 |
| 北京機電院高技術股份有限公司* | 中國／中國大陸 | 人民幣135,872,209元 | 38.27 | 36.4 | 38.27 | 生產及銷售機電設備 |

† 以往本公司直接持有此聯營公司之權益已於本年度轉讓予本公司一間附屬公司。

# 本公司間接持有中生北控之權益。於結算日後，中生北控之H股於二零零六年二月二十七日在聯交所創業板上市。本集團名下所有中生北控股份均為法人股份，不得在任何證券交易所買賣。董事認為，根據中生北控已上市H股之已刊發價格披露本集團於中生北控所作投資之價值並不恰當，原因為上述資料將引起誤導。

* 此聯營公司之23.44%及14.83%股權分別由本公司直接持有及由一間全資附屬公司間接持有。

董事會認為，上表所列之本集團聯營公司為影響本年度業績或組成本集團資產淨值主要部份之公司。董事會認為提供其他聯營公司之詳情會令篇幅過於冗長。

| 財務報表附註 |

二零零五年十二月三十一日

## 21. 聯營公司權益（續）

(c) 以下為本集團聯營公司財務資料之簡明概要：

| | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
|---|---|---|
| **本集團應佔業績** | | |
| 營業額 | **186,803** | 446,024 |
| 其他收益 | **4,355** | 5,046 |
| 收益總額 | **191,158** | 451,070 |
| 開支總額 | **(168,162)** | (391,888) |
| 除税前溢利 | **22,996** | 59,182 |
| 税項 | **(1,203)** | (8,007) |
| 本年度溢利 | **21,793** | 51,175 |
| **本集團應佔資產及負債** | | |
| 物業、廠房及設備 | **181,888** | 454,060 |
| 其他非流動資產 | **73,546** | 88,943 |
| 流動資產 | **194,290** | 248,089 |
| 非流動負債 | **(60,083)** | (21,169) |
| 流動負債 | **(132,884)** | (201,384) |
| 少數股東權益 | **(3,551)** | (20,575) |
| 虧損超出投資成本（不被本集團分擔） | **–** | 2,346 |
| 資產淨值 | **253,206** | 550,310 |

## 21. 聯營公司權益

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | 二零零五年 | 二零零四年 | 二零零五年 | 二零零四年 |
| | 千港元 | 千港元 | 千港元 | 千港元 |
| 非上市股份，按成本 | – | – | **46,168** | 141,742 |
| 應佔資產淨值 | **253,206** | 550,310 | – | – |
| 應收聯營公司款項 | **9,573** | 41,033 | – | 3,505 |
| 應付聯營公司款項 | **(8,956)** | – | – | – |
| | **253,823** | 591,343 | **46,168** | 145,247 |
| 應收聯營公司款項減值 | **(4,974)** | (474) | – | – |
| | **248,849** | 590,869 | **46,168** | 145,247 |

(a) 誠如財務報表附註2.4所詳述，本集團採納香港財務報告準則第3號之過渡條文，該條文容許因於二零零一年一月一日前收購聯營公司而產生之商譽仍然於綜合資本儲備中抵銷。

因於二零零一年一月一日前收購聯營公司所產生並保留於綜合資本儲備之商譽數額如下：

**本集團**

| | 二零零五年 | 二零零四年 |
|---|---|---|
| | 千港元 | 千港元 |
| 於一月一日成本及賬面淨值 | **150,402** | 224,569 |
| 出售一間聯營公司部份 | – | (74,167) |
| 於十二月三十一日成本及賬面淨值 | **150,402** | 150,402 |

(b) 應收／應付聯營公司款項為無抵押、免息及無固定還款期。

| 財務報表附註 |

二零零五年十二月三十一日

## 20. 共同控制公司權益（續）

本公司間接持有之主要共同控制公司之詳情如下：

| 公司名稱 | 註冊成立／註冊及經營地點 | 註冊資本 | 百分比 本集團應佔擁有權權益 | 百分比 投票權 | 百分比 攤分溢利 | 主要業務 |
|---|---|---|---|---|---|---|
| 北京王府井百貨商業物業管理有限公司 | 中國／中國大陸 | 59,600,000美元 | 25.05 | 50 | 50 | 提供零售管理服務 |
| 北京教育信息網服務中心有限公司 | 中國／中國大陸 | 人民幣12,000,000元 | 20.09 | 50 | 36 | 提供資訊網絡服務 |
| 北京市政交通一卡通有限公司 | 中國／中國大陸 | 人民幣50,000,000元 | 24 | 44.4 | 43 | 經營無須接觸多功能電子付款卡業務 |
| 北京王府井洋華堂商業有限公司 | 中國／中國大陸 | 12,000,000美元 | 20.04 | 42.86 | 40 | 經營連鎖超級市場業務 |

董事會認為，上表所列之本集團共同控制公司為影響本年度業績或組成本集團資產淨值主要部份之公司。董事會認為提供其他共同控制公司之詳情會令篇幅過於冗長。

## 20. 共同控制公司權益（續）

(c) （續）

| | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
|---|---|---|
| **本集團應佔資產及負債** | | |
| 物業、廠房及設備 | **9,172** | 469,528 |
| 特許經營權（附註） | **–** | 36,034 |
| 其他非流動資產 | **187,277** | 93,338 |
| 流動資產 | **137,471** | 278,602 |
| 非流動負債 | **(97,560)** | (116,410) |
| 流動負債 | **(47,117)** | (176,302) |
| 虧損超出投資成本（不被本集團分擔） | **7,185** | 7,039 |
| 資產淨值 | **196,428** | 591,829 |

*附註：* 於二零零四年十二月三十一日之特許經營權指授予龍慶峽旅遊在北京景點龍慶峽出售入場券及提供旅遊服務之特許經營權，由一九九八年八月十九日起計，為期40年。該項特許經營權成為本集團之資產，詳情載於財務報表附註18(a)(iii)。

## 20. 共同控制公司權益 *(續)*

(a) *(續)*

誠如財務報表附註2.4所詳述,本集團採納香港財務報告準則第3號之過渡性條文,該條文容許因於二零零一年一月一日前收購共同控制公司而產生之商譽仍然於綜合資本儲備中抵銷。

因於二零零一年一月一日前收購共同控制公司所產生並保留於綜合資本儲備之商譽數額如下:

**本集團**

| | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
|---|---|---|
| 於一月一日成本及賬面淨值 | **118,431** | 159,188 |
| 出售一間共同控制公司 — *附註52(b)(v)* | **(118,431)** | (40,757) |
| 於十二月三十一日成本及賬面淨值 | **–** | 118,431 |

(b) 應收/應付共同控制公司款項為無抵押、免息及無固定還款期。

(c) 以下為本集團之共同控制公司財務資料之簡明概要:

| | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
|---|---|---|
| **本集團應佔業績** | | |
| 營業額 | **166,432** | 961,800 |
| 其他收益 | **10,350** | 151,648 |
| 總收益 | **176,782** | 1,113,448 |
| 總開支 | **(199,551)** | (1,046,742) |
| 除稅前溢利/(虧損) | **(22,769)** | 66,706 |
| 稅項 | **(6,317)** | (10,253) |
| 少數股東權益 | **2,194** | – |
| 年內溢利/(虧損) | **(26,892)** | 56,453 |

## 20. 共同控制公司權益

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **二零零五年** | 二零零四年 | **二零零五年** | 二零零四年 |
| | **千港元** | 千港元 | **千港元** | 千港元 |
| 應佔資產淨值 | **196,428** | 591,829 | **–** | – |
| 應收共同控制公司款項 | **21,564** | 19,942 | **516** | 13,406 |
| 應付共同控制公司款項 | **(35,074)** | (55,093) | **(14,132)** | (14,195) |
| | **182,918** | 556,678 | **(13,616)** | (789) |

(a) 因收購共同控制公司而產生,並於綜合資產負債表內資本化成為資產之商譽,其數額如下:

| | **二零零五年** | 二零零四年 |
|---|---|---|
| | **千港元** | 千港元 |
| 於一月一日成本及賬面淨值 | **–** | 17,682 |
| 本年度因關連共同控制公司成為附屬公司而收購附屬公司產生之商譽重新分類-*附註17* | **–** | (17,682) |
| 於十二月三十一日成本及賬面淨值 | **–** | – |

| 財務報表附註 |

*二零零五年十二月三十一日*

## 19. 附屬公司權益 *(續)*

† 鑑於本公司對此等公司之控制，此等公司作為附屬公司入賬。

* 燕京啤酒之內資A股股份在深圳證券交易所上市。本集團所持有燕京啤酒之股份為法人股份，不得在任何證券交易所買賣。

# 燕京惠泉及王府井之內資A股股份在上海證券交易所上市。本集團所持有全部燕京惠泉之股份及約194,594,400股王府井之股份（或49.52%權益）為法人股份，不得在任何證券交易所買賣。

π 北京發展及衡浪平台之股份分別在聯交所主板及創業板上市。

Ω 該等實體根據中國法例註冊為外商獨資企業。

δ 於年內所收購／註冊成立。

年內，本集團收購之主要附屬公司包括龍慶峽旅遊及燕京惠泉，有關業務合併之進一步詳情載於財務報表附註44及52(b)(iv)。

年內，本集團出售之主要附屬公司包括三元食品、西餐食品及北京控股磁懸浮技術發展有限公司（「北京磁懸浮」），有關該等出售事項之進一步詳情載於財務報表附註10、45及52(b)(v)。

董事會認為，上表所列之本公司附屬公司為影響本年度業績或組成本集團資產淨值主要部份之附屬公司。董事會認為提供其他附屬公司之詳情會令篇幅過於冗長。

## 19. 附屬公司權益（續）

| 公司名稱 | 註冊成立／註冊及經營地點 | 已發 繳足股本 註冊資本之面 | 應佔股本權益百分比 本公司 | 應佔股本權益百分比 本集團 | 主要業務 |
|---|---|---|---|---|---|
| 北控高科技發展有限公司 | 中國／中國大陸 | 30,000,000美 | 97.99 | 97.99 | 投資控股 |
| 北京控股投資管理有限公司（「投資管理」） | 中國／中國大陸 | 61,100,000港元 | 100 | 100 | 提供管理及顧問服務 |
| 北京豐收葡萄酒有限公司 | 中國／中國大陸 | 2,700,000美元 | 51 | 51 | 生產及銷售葡萄酒 |
| 北京順興葡萄酒有限公司 | 中國／中國大陸 | 人民幣11,880,000元 | 51 | 51 | 生產及銷售葡萄酒 |
| Beijing Enterprises (Properties) Limited | 英屬處女群島／香港 | 160美元 | 100 | 100 | 物業投資 |
| 雄建實業有限公司 | 香港 | 2港元 | 100 | 100 | 物業投資 |
| 北京燕京中發生物技術有限公司 | 中國／中國大陸 | 人民幣40,000,000元 | – | 43.89† | 生產及銷售生化產品 |

| 財務報表附註 |

二零零五年十二月三十一日

## 19. 附屬公司權益（續）

| 公司名稱 | 註冊成立／註冊及經營地點 | 已發行及繳足股本／註冊資本之面值 | 應佔股本權益百分比 本公司 | 應佔股本權益百分比 本集團 | 主要業務 |
|---|---|---|---|---|---|
| 北京發展物業投資管理有限公司 | 中國／中國大陸 | 4,000,000美元 | – | 47.72† | 物業投資 |
| 北控軟件有限公司 | 中國／中國大陸 | 人民幣50,000,000元 | – | 38.17† | 提供管理信息系統服務 |
| 北京北控電信通信息技術有限公司Ω | 中國／中國大陸 | 人民幣100,000,000元 | – | 40.18† | 建設信息網絡、提供資訊科技技術支援及顧問服務 |
| 湖南教育信息服務有限公司 | 中國／中國大陸 | 人民幣10,000,000元 | – | 22.88† | 建設信息網絡及提供資訊科技技術支援服務 |
| 北京北控偉仕軟件工程技術有限公司（「偉仕軟件」） | 中國／中國大陸 | 人民幣2,000,000元 | – | 30.75† | 軟件開發 |

## 19. 附屬公司權益（續）

| 公司名稱 | 註冊成立／註冊及經營地點 | 已發行及繳足股本／註冊資本之面值 | 應佔股本權益百分比 本公司 | 應佔股本權益百分比 本集團 | 主要業務 |
|---|---|---|---|---|---|
| 北京恒有源環境系統設備安裝工程有限公司 | 中國／中國大陸 | 人民幣10,000,000元 | – | 69.81 | 安裝地熱系統 |
| 北京北控制水有限公司Ω | 中國／中國大陸 | 1,000,000美元 | 100 | 100 | 經營自來水廠 |
| 北京北控水務有限公司δ | 中國／中國大陸 | 人民幣100,000,000元 | – | 99.9 | 投資控股 |
| 北京宏業房地產開發有限責任公司 | 中國／中國大陸 | 人民幣30,000,000元 | – | 50.1 | 物業投資及發展 |
| 北京發展（香港）有限公司π | 香港 | 493,981,150港元 | – | 55.81 | 投資控股 |
| 衝浪平台軟件國際有限公司π | 開曼群島／香港 | 37,584,718港元 | – | 30.75† | 投資控股 |
| 衝浪平台（中國）軟件技術有限公司Ω | 中國／中國大陸 | 3,000,000美元 | – | 30.75† | 銷售電腦軟件及提供相關服務 |
| 北京博大電信通網絡技術有限公司（「北京博大」） | 中國／中國大陸 | 人民幣8,000,000元 | – | 20.48† | 出租地下光纖電纜 |

## 19. 附屬公司權益（續）

| 公司名稱 | 註冊成立／註冊及經營地點 | 已發行及繳足股本／註冊資本之面值 | 應佔股本權益百分比 本公司 | 應佔股本權益百分比 本集團 | 主要業務 |
|---|---|---|---|---|---|
| 包頭王府井百貨有限責任公司 | 中國／中國大陸 | 人民幣10,000,000元 | - | 50.1 | 經營百貨大樓 |
| 重慶王府井百貨有限責任公司 | 中國／中國大陸 | 人民幣10,000,000元 | - | 50.1 | 經營百貨大樓 |
| 北京首都高速公路發展有限公司 | 中國／中國大陸 | 64,053,700美元 | - | 96 | 經營高速公路 |
| 深圳觀順公路管理有限公司 | 中國／中國大陸 | 人民幣217,500,000元 | - | 53.08 | 經營收費公路 |
| 北京龍慶峽旅遊發展有限公司[δ] | 中國／中國大陸 | 人民幣120,000,000元 | - | 75 | 經營旅遊業務 |
| 恒有源科技發展有限公司 | 中國／中國大陸 | 人民幣118,685,285元 | 10.41 | 68.65 | 生產及銷售地熱系統 |
| 北京北控恒有源科技發展有限公司[Ω] | 中國／中國大陸 | 3,000,000美元 | - | 69.81 | 持有許可證權 |
| 北京永源熱泵有限責任公司（「永源熱泵」） | 中國／中國大陸 | 人民幣2,483,160元 | - | 35.60[†] | 生產及銷售地熱能源系統機器 |

## 19. 附屬公司權益（續）

| 公司名稱 | 註冊成立／註冊及經營地點 | 已發行及繳足股本／註冊資本之面值 | 應佔股本權益百分比 本公司 | 應佔股本權益百分比 本集團 | 主要業務 |
|---|---|---|---|---|---|
| 燕京惠泉啤酒（撫州）有限公司[δ] | 中國／中國大陸 | 人民幣130,000,000元 | – | 28.46[†] | 生產及銷售啤酒 |
| 北京王府井百貨（集團）有限公司（「王府井」）[#] | 中國／中國大陸 | 人民幣392,973,026元 | – | 50.1 | 經營百貨大樓 |
| 北京雙安商場有限責任公司（「雙安」） | 中國／中國大陸 | 人民幣280,000,000元 | – | 50.1 | 經營百貨大樓 |
| 成都王府井百貨有限公司 | 中國／中國大陸 | 人民幣50,000,000元 | – | 35.07[†] | 經營百貨大樓及物業發展 |
| 廣州王府井百貨大樓有限責任公司 | 中國／中國大陸 | 人民幣10,000,000元 | – | 50.1 | 經營百貨大樓 |
| 武漢王府井百貨有限責任公司 | 中國／中國大陸 | 人民幣10,000,000元 | – | 50.1 | 經營百貨大樓 |
| 長沙王府井百貨有限責任公司 | 中國／中國大陸 | 人民幣10,000,000元 | – | 50.1 | 經營百貨大樓 |

| 財務報表附註 |

二零零五年十二月三十一日

## 19. 附屬公司權益（續）

| 公司名稱 | 註冊成立／註冊及經營地點 | 已發行及繳足股本／註冊資本之面值 | 應佔股本權益百分比 本公司 | 應佔股本權益百分比 本集團 | 主要業務 |
|---|---|---|---|---|---|
| 燕京啤酒（浙江仙都）有限公司 | 中國／中國大陸 | 人民幣133,350,000元 | - | 40.84† | 生產及銷售啤酒 |
| 燕京啤酒（長沙）有限公司 | 中國／中國大陸 | 人民幣50,000,000元 | - | 51.74 | 生產及銷售啤酒 |
| 長沙華南燕京啤酒銷售有限公司 | 中國／中國大陸 | 人民幣20,000,000元 | - | 51.74 | 生產及銷售啤酒 |
| 北京燕京飲料有限公司 | 中國／中國大陸 | 20,000,000美元 | - | 40.84† | 生產及銷售飲料 |
| 燕京啤酒（仙桃）有限公司δ | 中國／中國大陸 | 人民幣100,000,000元 | - | 54.27 | 生產及銷售啤酒 |
| 廣東燕京啤酒有限公司δ | 中國／中國大陸 | 人民幣100,000,000元 | - | 65.84 | 生產及銷售啤酒 |
| 燕京啤酒（曲阜三孔）有限責任公司 | 中國／中國大陸 | 人民幣230,769,230元 | - | 55.55 | 生產及銷售啤酒 |

# 19. 附屬公司權益（續）

| 公司名稱 | 註冊成立／註冊及經營地點 | 已發行及繳足股本／註冊資本之面值 | 應佔股本權益百分比 本公司 | 應佔股本權益百分比 本集團 | 主要業務 |
|---|---|---|---|---|---|
| 燕京啤酒（衡陽）有限公司 | 中國／中國大陸 | 人民幣180,660,000元 | - | 51.06 | 生產及銷售啤酒 |
| 湖南燕京啤酒有限公司 | 中國／中國大陸 | 人民幣95,000,000元 | - | 50.45 | 生產及銷售啤酒 |
| 江西燕京啤酒有限責任公司 | 中國／中國大陸 | 人民幣129,511,385元 | - | 41.35† | 生產及銷售啤酒 |
| 燕京啤酒（萊州）有限公司 | 中國／中國大陸 | 人民幣187,053,800元 | - | 69 | 生產及銷售啤酒 |
| 燕京啤酒（山東無名）股份有限公司 | 中國／中國大陸 | 人民幣83,499,643元 | - | 30.35† | 生產及銷售啤酒 |
| 燕京啤酒（襄樊）有限公司 | 中國／中國大陸 | 人民幣170,700,000元 | - | 53.18 | 生產及銷售啤酒 |
| 福建燕京啤酒有限公司 | 中國／中國大陸 | 人民幣140,000,000元 | - | 52.51 | 生產及銷售啤酒 |

## 19. 附屬公司權益（續）

主要附屬公司之詳情如下：

| 公司名稱 | 註冊成立／註冊及經營地點 | 已發行及繳足股本／註冊資本之面值 | 應佔股本權益百分比 本公司 | 應佔股本權益百分比 本集團 | 主要業務 |
|---|---|---|---|---|---|
| 北京燕京啤酒股份有限公司* | 中國／中國大陸 | 人民幣1,019,446,039元 | – | 54.46 | 生產及銷售啤酒 |
| 福建省燕京惠泉啤酒股份有限公司（「燕京惠泉」）#δ | 中國／中國大陸 | 人民幣250,000,000元 | – | 28.52† | 生產及銷售啤酒 |
| 燕京啤酒（包頭雪鹿）股份有限公司（「燕京包頭」） | 中國／中國大陸 | 人民幣193,219,374元 | – | 42.76† | 生產及銷售啤酒 |
| 燕京啤酒（桂林漓泉）股份有限公司 | 中國／中國大陸 | 人民幣160,776,000元 | – | 41.15† | 生產及銷售啤酒 |
| 燕京啤酒（赤峰）有限責任公司 | 中國／中國大陸 | 人民幣153,070,200元 | – | 42.70† | 生產及銷售啤酒 |
| 燕京啤酒（贛州）有限責任公司 | 中國／中國大陸 | 人民幣86,880,000元 | – | 52.23 | 生產及銷售啤酒 |

## 18. 其他無形資產（續）

### (b) 遞延開發成本

二零零二年，本集團進行之科技發展計劃獲得一中國政府部門向本集團授出一項4,710,000港元之政府資助，並在計算於二零零四年十二月三十一日之遞延開發成本賬面值時以減免入賬。

## 19. 附屬公司權益

| | 本公司 | |
|---|---|---|
| | **二零零五年** | 二零零四年 |
| | **千港元** | 千港元 |
| 非上市股份，按成本 | **3,711,852** | 4,100,247 |
| 應收附屬公司款項 | **2,480,986** | 2,890,020 |
| 借予一間附屬公司之貸款 | **50,000** | – |
| 應付附屬公司款項 | **(741,785)** | (813,280) |
| | **5,501,053** | 6,176,987 |
| 減值 | **(441,174)** | (261,751) |
| | **5,059,879** | 5,915,236 |

應收／應付附屬公司款項乃無抵押、免息及無固定償還期。借予一間附屬公司之貸款包括兩筆金額分別為12,000,000港元及38,000,000港元之貸款，該等貸款為無抵押、按每年4厘年利率計息，及須於二零零六年十一月償還。該等應收／應付附屬公司款項及借予一間附屬公司之貸款之賬面值與其公平值相若。

## 18. 其他無形資產（續）

### (a) 特許經營權（續）

(iii) 根據本公司年內收購並擁有75%之附屬公司北京龍慶峽旅遊發展有限公司（「龍慶峽旅遊」）及延慶龍慶峽管理處（「龍慶峽管理」）於一九九八年六月十七日訂立之特許經營權協議，龍慶峽旅遊以代價人民幣60,000,000元向龍慶峽管理購入在北京景點龍慶峽出售入場券及提供旅遊服務之經營權利，由一九九八年八月十九日起計，為期40年，並另須支付特許經營權費，有關費用按龍慶峽旅遊每個財政年度之營業額，根據以下之遞增比率計算：

| 營業額 | 特許權費比率 |
|---|---|
| 超過人民幣35,000,000元但不足<br>人民幣70,000,000元（首尾包括在內）之部份 | 20% |
| 超過人民幣70,000,000元但不足<br>人民幣100,000,000元（首尾包括在內）之部份 | 30% |
| 超過人民幣100,000,000元之部份 | 40% |

於二零零四年十二月三十一日，龍慶峽旅遊為本公司間接擁有75%之共同控制公司，並於截至二零零五年十二月三十一日止年度內本集團收購龍慶峽旅遊之中間控股公司100%股權時成為本公司之附屬公司，其詳情載於本財務報表附註52(b)(iv)。完成收購後，特許經營權變為本集團之資產。

於二零零五年十二月三十一日，該特許經營權之餘下攤銷年期約為32年7個月。

## 18. 其他無形資產（續）

### (a) 特許經營權

(i) 根據本公司與北京市自來水公司（「北京自來水」）於一九九八年七月十三日簽訂之特許經營權協議，本公司以代價人民幣1,500,000,000元從北京自來水收購一項經營權，據此自一九九八年十一月二十四日起二十年期間於北京營運一自來水淨化及處理廠（第九水廠一期）以及銷售淨化水。北京自來水已向本公司保證，於特許經營權期限內，每年從自來水淨化及處理業務會取得人民幣210,000,000元之現金流入淨額。該項獲授予之特許權隨後已由本公司轉讓予北京北控制水有限公司，該全資附屬公司為本公司為了持有此經營權及參與自來水淨化及處理業務而設立。

於二零零五年十二月三十一日，該特許經營權之餘下攤銷年期約為13年。

(ii) 根據香港中基設施投資有限公司（為本公司間接擁有96.5%之附屬公司）與深圳市石觀公路有限公司（「石觀公路有限公司」）於二零零一年七月十八日簽訂之合作合營協議，共同建立深圳觀順公路管理有限公司（「深圳觀順」，為本公司間接擁有53.08%之附屬公司），以及根據有關政府部門之批准，石觀公路有限公司以總代價人民幣652,000,000元轉讓一項經營權予深圳觀順，藉以自二零零二年四月十二日起二十年期間經營位於中國深圳市之深圳石觀公路。

於二零零五年十二月三十一日，該特許經營權之餘下攤銷年期約為16年4個月。

# | 財務報表附註 |

*二零零五年十二月三十一日*

## 18. 其他無形資產 *(續)*

**本集團** *(續)*

| | 特許經營權<br>千港元<br>*(附註(a))* | 管理<br>信息系統<br>千港元 | 許可證權<br>千港元 | 遞延<br>開發成本*<br>千港元<br>*(附註(b))* | 總額<br>千港元 |
|---|---|---|---|---|---|
| *截至二零零四年十二月三十一日止年度* | | | | | |
| 於二零零四年一月一日: | | | | | |
| 成本 | 2,027,321 | 18,868 | 9,994 | 13,294 | 2,069,477 |
| 累計攤銷及減值 | (401,901) | (4,088) | (735) | (13,294) | (420,018) |
| 賬面淨值 | 1,625,420 | 14,780 | 9,259 | – | 1,649,459 |
| 賬面淨值: | | | | | |
| 於二零零四年一月一日 | 1,625,420 | 14,780 | 9,259 | – | 1,649,459 |
| 增加 | – | – | 12,000 | 3,642 | 15,642 |
| 本年度攤銷撥備 | (101,367) | (1,886) | (1,435) | – | (104,688) |
| 於二零零四年十二月三十一日 | 1,524,053 | 12,894 | 19,824 | 3,642 | 1,560,413 |

* 內部產生

## 18. 其他無形資產

本集團

| | 特許經營權<br>千港元<br>(附註(a)) | 管理<br>信息系統<br>千港元 | 許可證權<br>千港元 | 遞延<br>開發成本*<br>千港元<br>(附註(b)) | 總額<br>千港元 |
|---|---|---|---|---|---|
| ***截至二零零五年十二月三十一日止年度*** | | | | | |
| 於二零零四年十二月三十一日及二零零五年一月一日: | | | | | |
| 成本 | 2,027,321 | 18,868 | 21,994 | 16,936 | 2,085,119 |
| 累計攤銷及減值 | (503,268) | (5,974) | (2,170) | (13,294) | (524,706) |
| 賬面淨值 | 1,524,053 | 12,894 | 19,824 | 3,642 | 1,560,413 |
| 賬面淨值: | | | | | |
| 於二零零五年一月一日 | 1,524,053 | 12,894 | 19,824 | 3,642 | 1,560,413 |
| 收購一間附屬公司－*附註44* | 47,596 | – | – | – | 47,596 |
| 增加 | – | – | 471 | 2,197 | 2,668 |
| 本年度攤銷撥備 | (102,605) | (1,887) | (1,491) | – | (105,983) |
| 年內於利潤表確認之減值 | – | – | (12,000) | (5,870) | (17,870) |
| 滙兌調整 | 30,650 | 212 | 149 | 31 | 31,042 |
| **於二零零五年十二月三十一日** | **1,499,694** | **11,219** | **6,953** | **–** | **1,517,866** |
| 於二零零五年十二月三十一日: | | | | | |
| 成本 | **2,126,925** | **19,231** | **22,681** | **–** | **2,168,837** |
| 累計攤銷及減值 | **(627,231)** | **(8,012)** | **(15,728)** | **–** | **(650,971)** |
| 賬面淨值 | **1,499,694** | **11,219** | **6,953** | **–** | **1,517,866** |

# | 財務報表附註 |

二零零五年十二月三十一日

## 17. 商譽 *(續)*

### 商譽減值測試 *(續)*

*計算可使用價值所用之主要假設*
下文説明管理層進行商譽減值測試作為基礎之現金流量預測所根據之每項重要假設:

- **預算營業額**

  預算營業額根據下列假設:

  — 有關高速公路及收費公路之業務單位，乃根據交通及公路收益預測; 及

  — 就餘下業務類別之業務單位而言，參照(i)被評估實體經營業務之市場之預期增長率及(ii)被評估實體之預期市場佔有率。

- **預算毛利率**

  釐訂預算毛利率之基準為緊接預算年度前之一個年度所達致之平均毛利率，因預期效率之改善而增加。

- **商業環境**

  中國或被評估實體經營業務所在之其他地區之政治、法制及經濟情況概無出現任何重大變動。

## 17. 商譽（續）

### 商譽減值測試（續）

(ii) 於高速公路及收費公路有關業務單位之可收回金額乃使用可使用價值之計算方法。計算現金流量預測乃根據經高級管理層批准覆蓋約16年期間之財政預算而作出，該期間亦即有關業務單位經營權之剩餘年期。現金流量預測使用之折現率為13.5%，該折現率乃根據收費公路行業之平均折現率及有關業務單位之業務風險予以釐定。預期於現金流量預測之首五年後將不會取得增長。

(iii) 該等業務之可回收金額經參照獨立合資格專業估值師戴德梁行有限公司進行之業務估值後，基於現金流量預測所使用之可使用價值計算，現金流量預測根據管理層批准覆蓋於5年期間之財政預算釐訂。現金流量預測使用之折現率為25%，該折現率乃參照有關行業之平均折現率及有關業務單位之業務風險予以釐定。

於截至二零零五年十二月三十一日止年度，於利潤表確認59,658,000港元（二零零四年：17,512,000港元）之減值虧損為本集團地熱系統業務（二零零四年：本集團奶類業務之商業單位）應佔之商譽，原因是本集團高級管理層相信有關業務單位之可收回金額少於參照業務估值後之賬面值。

根據商譽減值測試，董事認為無需為本集團餘下商譽進一步作出減值撥備。

| 財務報表附註 |

*二零零五年十二月三十一日*

## 17. 商譽 *(續)*

### 商譽減值測試

於收購時所收購商譽之賬面值已分配予本集團以下個別業務之有關商業單位以進行減值測試：

**本集團**

| | 附註 | 二零零五年 千港元 | 二零零四年 千港元 |
|---|---|---|---|
| 持續經營業務： | | | |
| 零售業務 | *(i)* | **34,520** | 33,822 |
| 高速公路及收費公路經營業務 | *(ii)* | **21,687** | 21,687 |
| 電訊及資訊科技相關服務及產品業務 | *(iii)* | **132,230** | 132,622 |
| 地熱系統業務 | *(iii)* | **44,625** | 104,283 |
| 其他 | | **42,715** | 37,784 |
| | | **275,777** | 330,198 |
| 終止業務－奶製品 | *10(b)* | **–** | 2,196 |
| 總商譽 | | **275,777** | 332,394 |

(i) 於零售業務有關業務單位之可收回金額基於(a)有關業務單位之資產及負債之公平值減銷售成本；及(b)現金流量預測所使用之可使用價值計算，而現金流量預測則根據管理層批准覆蓋於5年期間之財政預算釐訂。現金流量預測使用之折現率為16%，反映出有關行業之平均貼現率及有關業務單位之業務風險。

## 17. 商譽（續）

誠如財務報表附註2.4所詳述，本集團採納香港財務報告準則第3號之過渡條文，該條文容許於二零零一年一月一日前因收購附屬公司而產生之商譽繼續於綜合資本儲備中對銷。

因於二零零一年一月一日前收購附屬公司所產生並保留於綜合資本儲備之商譽數額如下：

**本集團**

| | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
|---|---|---|
| 於一月一日： | | |
| 成本 | **429,693** | 429,693 |
| 累計減值 | **(5,132)** | (5,132) |
| 賬面淨值 | **424,561** | 424,561 |
| 賬面淨值： | | |
| 於一月一日 | **424,561** | 424,561 |
| 出售附屬公司 | **(79,457)** | – |
| 於十二月三十一日 | **345,104** | 424,561 |
| 於十二月三十一日： | | |
| 成本 | **345,104** | 429,693 |
| 累計減值 | **–** | (5,132) |
| 賬面淨值 | **345,104** | 424,561 |

# 財務報表附註

二零零五年十二月三十一日

## 17. 商譽

因收購附屬公司及少數股東權益而產生，並於綜合資產負債表內資本化成為資產之商譽之數額如下：

**本集團**

| | 附註 | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
|---|---|---|---|
| 於一月一日： | | | |
| 成本 | | **330,198** | 302,767 |
| 累計減值 | | **–** | (2,356) |
| 賬面淨值 | | **330,198** | 300,411 |
| 賬面淨值： | | | |
| 於一月一日 | | **330,198** | 300,411 |
| 收購附屬公司 | *44* | **8,916** | 27,052 |
| 收購少數股東權益 | | **3,061** | 4,761 |
| 本年度關聯共同控制公司成為附屬公司而產生之共同控制實體利益重新分類 | *20(a)* | **–** | 17,682 |
| 年內於利潤表確認之減值 | | **(59,658)** | (17,512) |
| 出售附屬公司部份 | | **(7,764)** | – |
| 歸屬於已終止經營之業務 | *10(b)* | **–** | (2,196) |
| 滙兑調整 | | **1,024** | – |
| 於十二月三十一日 | | **275,777** | 330,198 |
| 於十二月三十一日： | | | |
| 成本 | | **335,435** | 330,198 |
| 累計減值 | | **(59,658)** | – |
| 賬面淨值 | | **275,777** | 330,198 |

## 16. 預付土地租金

**本集團**

| | 附註 | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
|---|---|---|---|
| 於一月一日之賬面值 | | **438,369** | 445,719 |
| 收購附屬公司 | 44 | **19,781** | 74,368 |
| 增加 | | **9,569** | 18,771 |
| 轉撥至持作出售之非流動資產 | 33 | **(4,097)** | – |
| 本年度攤銷撥備 | | **(12,028)** | (9,693) |
| 出售 | | **(68,825)** | (24,787) |
| 歸屬於已終止經營之業務 | 10(b) | **–** | (60,950) |
| 出售附屬公司 | 45 | **–** | (5,059) |
| 滙兑調整 | | **7,235** | – |
| 於十二月三十一日之賬面值 | | **390,004** | 438,369 |
| *減：*列作流動資產之部份 | | **(12,684)** | (8,176) |
| 非流動部份 | | **377,320** | 430,193 |

於二零零五年十二月三十一日，本集團之所有租賃土地以中期租賃持有。

## 15. 投資物業 *(續)*

(b) 投資物業根據經營租約租賃予第三方，其他概要詳情載於財務報表附註50(a)。本集團及本公司之已收及應收租金收入總額及有關該等投資物業之相關開支概述如下：

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **二零零五年** | 二零零四年 | **二零零五年** | 二零零四年 |
| | **千港元** | 千港元 | **千港元** | 千港元 |
| 租金收入總額 | **25,954** | 22,249 | **6,353** | 6,598 |
| 直接開支 | **(4,534)** | (3,700) | **(582)** | (742) |
| 租金收入淨額 | **21,420** | 18,549 | **5,771** | 5,856 |

(c) 過往年度，於二零零四年十二月三十一日，本集團抵押於該日賬面值為6,500,000港元之一項投資物業，以獲取一項提供予本集團之銀行貸款 *(附註37(d))*。

(d) 於二零零五年十二月三十一日，上述投資物業經由獨立合資格專業估值師戴德梁行有限公司及世邦魏理仕有限公司以公開市場收入資本基準或公開市值基準，使用直接比較法重新估值。

## 15. 投資物業

| | 附註 | 本集團 二零零五年 千港元 | 本集團 二零零四年 千港元 | 本公司 二零零五年 千港元 | 本公司 二零零四年 千港元 |
|---|---|---|---|---|---|
| 於一月一日之賬面值 | | **342,722** | 277,461 | **134,000** | 134,000 |
| 轉撥自樓宇 | 14 | **88,073** | 16,544 | **–** | – |
| 從在建工程轉撥 | 14 | **–** | 43,793 | **–** | – |
| 出售 | | **(1,008)** | (6,441) | **–** | – |
| 歸屬於已終止業務 | 10(b) | **–** | (2,420) | **–** | – |
| 重估公平值之收益淨額 | | **13,635** | 13,785 | **–** | – |
| 滙兑調整 | | **3,398** | – | **–** | – |
| 於十二月三十一日之賬面值 | | **446,820** | 342,722 | **134,000** | 134,000 |

(a) 於二零零五年十二月三十一日，本集團之投資物業按下列租賃年期持有：

**本集團**

| | 香港 千港元 | 其他地區 千港元 | 總額 千港元 |
|---|---|---|---|
| 長期租賃 | 49,650 | – | 49,650 |
| 中期租賃 | 9,000 | 388,170 | 397,170 |
| | 58,650 | 388,170 | 446,820 |

本公司之投資物業全部位於中國大陸及以中期租賃持有。

| 財務報表附註 |

二零零五年十二月三十一日

# 14. 物業、廠房及設備（續）

本公司（續）

| | 樓宇<br>千港元 | 租賃物業裝修<br>千港元 | 傢俬、裝置及辦公室設備<br>千港元 | 汽車<br>千港元 | 總額<br>千港元 |
|---|---|---|---|---|---|
| *截至二零零四年十二月三十一日止年度* | | | | | |
| 於二零零四年一月一日： | | | | | |
| 成本 | 42,319 | 9,239 | 4,838 | 2,056 | 58,452 |
| 累計折舊 | (3,286) | (9,129) | (4,303) | (789) | (17,507) |
| 賬面淨值 | 39,033 | 110 | 535 | 1,267 | 40,945 |
| 賬面淨值： | | | | | |
| 於二零零四年一月一日 | 39,033 | 110 | 535 | 1,267 | 40,945 |
| 增加 | – | 769 | 516 | – | 1,285 |
| 本年度折舊撥備 | (962) | (77) | (262) | (261) | (1,562) |
| 於二零零四年十二月三十一日 | 38,071 | 802 | 789 | 1,006 | 40,668 |

本公司之樓宇全部位於中國大陸，並按中期租賃持有。

## 14. 物業、廠房及設備（續）

(e) 於截至二零零四年十二月三十一日止年度確認之減值虧損主要指，於年內「公司及其他」分類中若干香港物業所撇減至可收回金額之數額（當其轉撥至投資物業時）。可收回金額乃按公平值減銷售成本，並按獨立合資格專業估值師戴德梁行有限公司進行之估值釐定。估值採用直接比較法按照公開市值之基準進行。

本公司

| | 樓宇<br>千港元 | 租賃物業裝修<br>千港元 | 傢俬、裝置及辦公室設備<br>千港元 | 汽車<br>千港元 | 總額<br>千港元 |
|---|---|---|---|---|---|
| ***截至二零零五年十二月三十一日止年度*** | | | | | |
| 於二零零四年十二月三十一日及二零零五年一月一日： | | | | | |
| 成本 | 42,319 | 10,008 | 5,354 | 2,056 | 59,737 |
| 累計折舊 | (4,248) | (9,206) | (4,565) | (1,050) | (19,069) |
| 賬面淨值 | 38,071 | 802 | 789 | 1,006 | 40,668 |
| 賬面淨值： | | | | | |
| 於二零零五年一月一日 | 38,071 | 802 | 789 | 1,006 | 40,668 |
| 增加 | 1,292 | 1,961 | 393 | – | 3,646 |
| 本年度折舊撥備 | (972) | (148) | (323) | (262) | (1,705) |
| 出售 | – | (615) | – | – | (615) |
| **於二零零五年十二月三十一日** | **38,391** | **2,000** | **859** | **744** | **41,994** |
| 於二零零五年十二月三十一日： | | | | | |
| 成本 | **43,611** | **5,038** | **5,747** | **2,056** | **56,452** |
| 累計折舊 | **(5,220)** | **(3,038)** | **(4,888)** | **(1,312)** | **(14,458)** |
| 賬面淨值 | **38,391** | **2,000** | **859** | **744** | **41,994** |

## 14. 物業、廠房及設備 *(續)*

(a) 上文所包括之高速公路及相關建築物以及樓宇於二零零五年十二月三十一日乃根據下列租賃年期持有：

**本集團**

| | **香港**<br>千港元 | **其他地方**<br>千港元 | **總額**<br>千港元 |
|---|---|---|---|
| 成本： | | | |
| 長期租賃 | 51,580 | – | 51,580 |
| 中期租賃 | 43,500 | 5,107,728 | 5,151,228 |
| | 95,080 | 5,107,728 | 5,202,808 |

(b) **在建工程**

在建工程指下列於二零零五年十二月三十一日尚未竣工之主要項目：

**本集團**

| **項目名稱** | **預計竣工年份** | 千港元 |
|---|---|---|
| 王府井北廈 | 二零零六年 | 189,550 |
| 啤酒生產廠房 | 二零零六年 | 212,932 |
| 其他項目 | 各異 | 45,106 |
| | | 447,588 |

(c) 上述若干於結算日賬面淨值總額達275,857,000港元（二零零四年：519,673,000港元）之樓宇、廠房及機器已作抵押，以取得若干授予本集團之銀行及其他貸款（*附註37(d)(i)*）。

(d) 本集團及本公司有若干樓宇於截至二零零零年十二月三十一日止年度按其當時之賬面值41,000,000港元從投資物業中重新分類，該賬面值由獨立合資格專業估值師戴德梁行有限公司於一九九九年十二月三十一日按公開市值估值。假如該等樓宇之賬面值以歷史成本減累計折舊列賬，則賬面淨值將為34,380,000港元（二零零四年：35,304,000港元）。

## 14. 物業、廠房及設備（續）

### 本集團（續）

| | 附註 | 高速公路及相關建築物 千港元 (附註(a)) | 樓宇 千港元 (附註(a)、(c)、(d)、(e)) | 租賃物業裝修 千港元 | 廠房及機器 千港元 (附註(c)) | 傢俬、裝置及辦公室設備 千港元 | 汽車 千港元 | 在建工程 千港元 (附註(b)) | 酒店物業 千港元 | 總額 千港元 |
|---|---|---|---|---|---|---|---|---|---|---|
| *截至二零零四年十二月三十一日止年度* | | | | | | | | | | |
| 於二零零四年一月一日： | | | | | | | | | | |
| 成本或估值 | | 1,204,937 | 2,883,608 | 345,633 | 3,942,455 | 274,444 | 273,238 | 556,774 | 17,759 | 9,498,848 |
| 累計折舊及減值 | | (137,603) | (562,917) | (292,324) | (1,737,513) | (136,047) | (134,943) | - | - | (3,001,347) |
| 賬面淨值 | | 1,067,334 | 2,320,691 | 53,309 | 2,204,942 | 138,397 | 138,295 | 556,774 | 17,759 | 6,497,501 |
| 賬面淨值： | | | | | | | | | | |
| 於二零零四年一月一日 | | 1,067,334 | 2,320,691 | 53,309 | 2,204,942 | 138,397 | 138,295 | 556,774 | 17,759 | 6,497,501 |
| 收購附屬公司 | 44 | - | 191,482 | 1,804 | 143,424 | 7,668 | 9,267 | 985 | - | 354,630 |
| 增加 | | - | 181,913 | 23,363 | 158,797 | 47,378 | 31,520 | 616,194 | - | 1,059,165 |
| 轉撥自在建工程 | | 809 | 155,644 | 64,397 | 272,476 | 28,282 | 7,663 | (529,271) | - | - |
| 轉撥至投資物業 | 15 | - | (16,544) | - | - | - | - | (43,793) | - | (60,337) |
| 本年度折舊撥備 | | (30,068) | (143,992) | (26,199) | (311,168) | (48,439) | (33,119) | - | - | (592,985) |
| 年內於利潤表確認之減值 | | - | (28,370) | - | (1,016) | - | - | - | - | (29,386) |
| 出售 | | - | (81,910) | (8,481) | (5,732) | (1,284) | (9,561) | (25,074) | (4,234) | (136,276) |
| 歸屬於已終止經營之業務 | 10(b) | - | (292,472) | - | (306,554) | - | (17,911) | (34,944) | (13,525) | (665,406) |
| 出售附屬公司 | 45 | - | (8,598) | (850) | (75,838) | (65) | (2,162) | (822) | - | (88,335) |
| 於二零零四年十二月三十一日 | | 1,038,075 | 2,277,844 | 107,343 | 2,079,331 | 171,937 | 123,992 | 540,049 | - | 6,338,571 |

# | 財務報表附註 |

二零零五年十二月三十一日

## 14. 物業、廠房及設備

### 本集團

| | 附註 | 高速公路及相關建築物 千港元 (附註(a)) | 樓宇 千港元 (附註(a)、(c)、(d)、(e)) | 租賃物業裝修 千港元 | 廠房及機器 千港元 (附註(c)) | 傢俬、裝置及辦公室設備 千港元 | 汽車 千港元 | 在建工程 千港元 (附註(b)) | 酒店物業 千港元 | 總額 千港元 |
|---|---|---|---|---|---|---|---|---|---|---|
| **截至二零零五年十二月三十一日止年度** | | | | | | | | | | |
| 於二零零四年十二月三十一日及二零零五年一月一日: | | | | | | | | | | |
| 成本 | | 1,205,746 | 2,963,825 | 413,991 | 3,986,313 | 373,732 | 243,089 | 540,049 | - | 9,726,745 |
| 累計折舊及減值 | | (167,671) | (685,981) | (306,648) | (1,906,982) | (201,795) | (119,097) | - | - | (3,388,174) |
| 賬面淨值 | | 1,038,075 | 2,277,844 | 107,343 | 2,079,331 | 171,937 | 123,992 | 540,049 | - | 6,338,571 |
| 賬面淨值: | | | | | | | | | | |
| 於二零零五年一月一日 | | 1,038,075 | 2,277,844 | 107,343 | 2,079,331 | 171,937 | 123,992 | 540,049 | - | 6,338,571 |
| 收購附屬公司 | 44 | - | 377,047 | 1,705 | 445,436 | 8,089 | 8,572 | 109,135 | - | 949,984 |
| 增加 | | - | 48,822 | 56,316 | 197,093 | 61,282 | 29,164 | 973,935 | - | 1,366,612 |
| 轉撥自在建工程 | | - | 625,748 | 49,177 | 458,739 | 32,829 | 3,737 | (1,170,230) | - | - |
| 轉撥至投資物業 | 15 | - | (88,073) | - | - | - | - | - | - | (88,073) |
| 轉撥至持作出售之非流動資產 | 33 | - | (15,222) | - | - | - | - | - | - | (15,222) |
| 本年度折舊撥備 | | (32,890) | (95,525) | (39,103) | (342,117) | (58,911) | (26,315) | - | - | (594,861) |
| 年內於利潤表確認之減值 | | - | (3,780) | - | - | - | - | - | - | (3,780) |
| 轉撥至投資物業時重估之公平價值收益 | | - | 12,712 | - | - | - | - | - | - | 12,712 |
| 出售 | | - | (11,303) | (9,433) | (7,070) | (9,756) | (5,590) | (15,299) | - | (58,451) |
| 出售附屬公司 | 45 | - | (11,755) | - | (4,422) | (402) | (1,652) | - | - | (18,231) |
| 重新分類 | | - | 20,226 | - | (36,403) | 16,131 | 46 | - | - | - |
| 滙兌調整 | | 21,064 | 56,808 | 2,577 | 51,280 | 3,488 | 2,541 | 9,998 | - | 147,756 |
| **於二零零五年十二月三十一日** | | **1,026,249** | **3,193,549** | **168,582** | **2,841,867** | **224,687** | **134,495** | **447,588** | - | **8,037,017** |
| 於二零零五年十二月三十一日: | | | | | | | | | | |
| 成本 | | **1,230,672** | **3,972,136** | **442,285** | **5,070,147** | **481,682** | **267,352** | **447,588** | - | **11,911,862** |
| 累計折舊及減值 | | **(204,423)** | **(778,587)** | **(273,703)** | **(2,228,280)** | **(256,995)** | **(132,857)** | - | - | **(3,874,845)** |
| 賬面淨值 | | **1,026,249** | **3,193,549** | **168,582** | **2,841,867** | **224,687** | **134,495** | **447,588** | - | **8,037,017** |

## 13. 本公司股東應佔每股盈利（續）

盈利：（續）

| | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
|---|---|---|
| (ii) 來自持續經營業務之本年度 | | |
| 來自持續經營業務，用作計算 基本盈利之<br>本年度本公司股東應佔溢 | **490,435** | 571,892 |
| 扣除即期税項後，燕京啤酒之 股債券之<br>債務部份涉及之本年度利息 | **4,526** | 4,819 |
| 假使悉數行使燕京啤酒之未行 換股債券，<br>於燕京啤酒之權益因被攤薄 致減少<br>本年度本集團應佔燕京啤酒 利 | **(12,466)** | (14,077) |
| 來自持續經營業務，用作計算每股攤薄盈利之<br>本年度本公司股東應佔溢利 | **482,495** | 562,634 |

**普通股數目：**

| | 二零零五年 | 二零零四年 |
|---|---|---|
| 用作計算每股基本及攤薄盈利之本年度<br>已發行普通股之加權平均數 | **622,500,000** | 622,500,000 |

於截至二零零五年及二零零四年十二月三十一日止年度行使本公司及本公司附屬公司北京發展及衡浪平台之未行使購股權並無對本集團於該等年度之每股基本盈利造成攤薄影響。

## 13. 本公司股東應佔每股盈利（續）

截至二零零五年十二月三十一日止年度之每股基本及攤薄盈利金額乃根據以下數據計算：

**盈利：**

| | | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
|---|---|---|---|
| (i) | 本年度溢利： | | |
| | 用作計算每股基本盈利之本年度本公司股東應佔溢利 | **570,422** | 503,188 |
| | 扣除即期税項後，燕京啤酒之可換股債券之債務部份涉及之本年度利息開支 | **4,526** | 4,819 |
| | 假使悉數行使燕京啤酒發行之未行使可換股債券，於燕京啤酒之權益因被攤薄而導致減少本年度本集團應佔燕京啤酒溢利 | **(12,466)** | (14,077) |
| | 用作計算每股攤薄盈利之本年度本公司股東應佔溢利 | **562,482** | 493,930 |

## 11. 本公司股東應佔日常業務溢利

在本公司截至二零零五年十二月三十一日止年度財務報表中處理之本公司股東應佔本年度虧損為111,190,000港元（二零零四年：溢利為383,143,000港元）（*附註36(b)*）。

## 12. 股息

| | 二零零五年 千港元 | 二零零四年 千港元 |
|---|---|---|
| 中期股息－每股普通股0.10港元（二零零四年：0.10港元） | **62,250** | 62,250 |
| 建議派發末期股息－每股普通股0.20港元（二零零四年：0.20港元） | **124,500** | 124,500 |
| | **186,750** | 186,750 |

年內建議派發之末期股息須待本公司股東在即將舉行之股東週年大會上批准，方可作實。

## 13. 本公司股東應佔每股盈利

每股基本盈利乃根據本年度本公司股東應佔溢利及年內已發行普通股之加權平均數計算。

每股攤薄盈利乃根據本年度本公司股東應佔溢利（經調整以反映本公司之附屬公司燕京啤酒所發行可換股債券對本年度本公司股東應佔溢利之影響，假設已悉數行使或兑換燕京啤酒之未行使可換股債券）及年內已發行普通股之加權平均數計算。

## 財務報表附註

二零零五年十二月三十一日

# 10. 已終止經營之業務（續）

(c) 在截至二零零五年及二零零四年十二月三十一日止年度綜合財務報表中處理之已終止經營之業務之現金流量淨額如下：

| | 本集團 | |
|---|---|---|
| | 二零零五年 | 二零零四年 |
| | 千港元 | 千港元 |
| 經營活動現金淨流入 | – | 41,910 |
| 投資活動現金淨流出 | – | (47,014) |
| 融資活動現金淨流入 | – | 7,183 |
| 來自已終止經營之業務之現金淨流入 | – | 2,079 |

(d) 已終止經營之業務每股盈利／（虧損）

| | 二零零五年 | 二零零四年 |
|---|---|---|
| 已終止經營之業務，基本 | **0.13港元** | (0.11港元) |
| 已終止經營之業務，攤薄 | **不適用** | 不適用 |

來自已終止經營之業務之每股基本盈利／（虧損）乃根據以下數據計算：

| | 二零零五年 | 二零零四年 |
|---|---|---|
| 來自已終止經營之業務之本年度本公司股東應佔溢利／（虧損） | **79,987,000港元** | (68,704,000港元) |
| 用作計算每股基本盈利／（虧損）之本年度已發行普通股之加權平均數 | **622,500,000** | 622,500,000 |

## 10. 已終止經營之業務（續）

(b) 已終止經營之業務於結算日之主要資產及負債類別如下：

| | | 本集團 | |
|---|---|---|---|
| | 附註 | 二零零五年 千港元 | 二零零四年 千港元 |
| 資產： | | | |
| 物業、廠房及設備 | 14 | – | 665,406 |
| 投資物業 | 15 | – | 2,420 |
| 預付土地租金 | 16 | – | 60,950 |
| 商譽 | 17 | – | 2,196 |
| 於共同控制公司之權益 | | – | 125,113 |
| 可供出售財務資產 | | – | 22,892 |
| 存貨 | | – | 85,280 |
| 應收貿易賬項及應收票據 | | – | 120,424 |
| 其他應收款項 | | – | 81,650 |
| 可退回稅項 | | – | 3,649 |
| 已抵押銀行存款 | | – | 156 |
| 現金及現金等價物 | | – | 134,597 |
| 列為持作出售之出售組別資產 | 33 | – | 1,304,733 |
| 負債： | | | |
| 應付貿易賬款及應付票據 | | – | (64,171) |
| 其他應付款項及應計款項 | | – | (166,592) |
| 銀行及其他貸款 | | – | (262,281) |
| 遞延稅項負債 | 40 | – | (751) |
| 列為與持作出售之出售組別資產直接有關聯之負債 | 33 | – | (493,795) |
| 已終止經營之業務應佔資產淨值 | | – | 810,938 |

## 10. 已終止經營之業務 *(續)*

(a) 以下概述在截至二零零五年及二零零四年十二月三十一日止年度綜合財務報表中處理之已終止經營之業務之業績:

| | 本集團 | |
|---|---|---|
| | **二零零五年** | 二零零四年 |
| | **千港元** | 千港元 |
| 營業額 | – | 885,684 |
| 開支 | – | (1,010,217) |
| 已終止經營之業務除稅前虧損 | – | (124,533) |
| 出售已終止經營之業務之收益 | **79,987** | – |
| 已終止經營之業務除稅前溢利/(虧損) | **79,987** | (124,533) |
| 稅項: | | |
| 有關已終止經營之業務除稅前虧損 | – | 3,687 |
| 有關出售已終止經營之業務之收益 | – | – |
| | – | 3,687 |
| 來自已終止經營之業務之本年度溢利/(虧損) | **79,987** | (120,846) |

## 10. 已終止經營之業務

於二零零四年十二月六日，本公司公佈其與一關連公司北京三元集團有限責任公司（「三元集團」）及最終控股公司京泰實業於二零零四年十二月三日訂立兩份獨立股份轉讓協議，本公司有條件向三元集團及京泰實業出售其全資附屬公司北京企業食品，其中65.46%出售予三元集團，另外34.54%出售予京泰實業，現金代價分別為人民幣323,621,000元及人民幣237,392,000元。該出售交易於二零零五年一月七日之本公司股東特別大會上獲股東通過，自此本公司不再擁有北京企業食品之控制權。

根據本公司與三元集團訂立之股份轉讓協議，人民幣323,621,000元之現金代價分三期支付，首期人民幣258,896,800元及第二期及末期各為人民幣32,362,100元，分別於二零零五年一月十二日、二零零六年一月三十一日及二零零六年十二月三十一日到期支付。於二零零五年十二月三十一日，首期付款經已償付人民幣216,630,000元，餘下人民幣42,266,800元已在結算日後於二零零六年三月清償。於該等財務報表獲准刊發之日，整筆第二期分期付款仍逾期未付。儘管如此，董事認為有關到期款項預期不會出現減值虧損。

根據本公司與京泰集團訂立之股份轉讓協議，人民幣237,392,000元之現金代價分四期支付，首期為人民幣23,739,200元及第二期、第三期及末期各為人民幣71,217,600元，分別於二零零五年一月十二日、二零零六年一月七日、二零零七年一月七日及二零零八年一月七日到期支付。於二零零五年十二月三十一日，首期分期付款已悉數清償，惟整筆第二期分期付款於該等財務報表獲准刊發之日仍逾期未付。儘管如此，董事認為有關到期款項預期不會出現減值虧損。

北京企業食品之主要資產為其於三元食品（一間在中國主要從事生產及銷售奶製品之公司，其股份於上海證券交易所上市）55%股權。奶製品業務為本集團之主要獨立業務分類及由三元食品單獨承擔。截至二零零四年十二月三十一日止年度，三元食品分類為出售組別持作出售。

# | 財務報表附註 |

二零零五年十二月三十一日

## 9. 稅項 *(續)*

本集團－二零零四年

| | 香港 | | 中國大陸 | | 海外 | | 總額 | |
|---|---|---|---|---|---|---|---|---|
| | 千港元 | % | 千港元 | % | 千港元 | % | 千港元 | % |
| 除稅前溢利／(虧損) | (141,952) | | 1,029,007 | | 7,174 | | 894,229 | |
| 按法定稅率計算之稅項 | (24,841) | 17.5 | 339,573 | 33.0 | 2,152 | 30.0 | 316,884 | 35.4 |
| 特別省份或地方當局之較低稅率 | – | – | (85,686) | (8.3) | (1,530) | (21.3) | (87,216) | (9.7) |
| 就過往期間之當期稅項之調整 | – | – | 5 | – | – | – | 5 | – |
| 共同控制公司及聯營公司應佔盈虧 | 6,691 | (4.7) | (33,831) | (3.3) | – | – | (27,140) | (3.0) |
| 毋須課稅收入 | (12,220) | 8.6 | (72,567) | (7.1) | (86) | (1.2) | (84,873) | (9.5) |
| 不可扣稅開支 | 20,917 | (14.7) | 19,179 | 1.9 | 307 | 4.3 | 40,403 | 4.5 |
| 不確認為遞延稅項資產之稅項虧損 | 10,387 | (7.3) | 66,004 | 6.4 | 764 | 10.6 | 77,155 | 8.6 |
| 動用過往期間之稅項虧損 | (6) | – | (4,622) | (0.4) | (1,121) | (15.6) | (5,749) | (0.6) |
| 按本集團實際稅率計算之稅項開支 | 928 | (0.6) | 228,055 | 22.2 | 486 | 6.8 | 229,469 | 25.7 |

根據中國有關稅務法規，本公司若干附屬公司可享有所得稅豁免及扣減。

## 9. 稅項（續）

就除稅前溢利／（虧損）以適用於本公司及其大部份附屬公司所在國家之法定稅率計算之稅項開支以及按實際稅率計算之稅項開支／（收入）對賬，以及適用稅率（即法定稅率）與實際稅率之對賬如下：

**本集團－二零零五年**

| | 香港 | | 中國大陸 | | 海外 | | 總額 | |
|---|---|---|---|---|---|---|---|---|
| | 千港元 | % | 千港元 | % | 千港元 | % | 千港元 | % |
| 除稅前溢利 | 78,289 | | 801,937 | | 9,669 | | 889,895 | |
| 按法定稅率計算之稅項 | 13,701 | 17.5 | 264,639 | 33.0 | 2,901 | 30.0 | 281,241 | 31.6 |
| 特別省份或地方當局之較低稅率 | - | - | (159,062) | (19.8) | (2,009) | (20.8) | (161,071) | (18.1) |
| 就過往期間之當期稅項之調整 | 425 | 0.5 | (24,190) | (3.0) | - | - | (23,765) | (2.7) |
| 共同控制公司及聯營公司應佔盈虧 | 58 | 0.1 | 1,484 | 0.2 | - | - | 1,542 | 0.2 |
| 毋須課稅收入 | (40,652) | (51.9) | (48,478) | (6.1) | (150) | (1.6) | (89,280) | (10.0) |
| 不可扣稅開支 | 19,480 | 24.9 | 55,762 | 6.9 | 1,405 | 14.5 | 76,647 | 8.6 |
| 不確認為遞延稅項資產之稅項虧損 | 7,578 | 9.7 | 86,492 | 10.8 | 36 | 0.4 | 94,106 | 10.6 |
| 動用過往期間之稅項虧損 | - | - | (3,248) | (0.4) | (1,086) | (11.2) | (4,334) | (0.5) |
| 按本集團實際稅率計算之稅項開支 | 590 | 0.8 | 173,399 | 21.6 | 1,097 | 11.3 | 175,086 | 19.7 |

## 9. 稅項

香港利得稅乃根據年內於香港獲得之估計應課稅溢利按17.5%(二零零四年:17.5%)之稅率作出撥備。中國大陸及海外業務之所得稅乃按照當地的現有法例、詮釋及慣例,根據年內獲得之估計應課稅溢利按適用之稅率作出撥備。

| | 本集團 | |
|---|---|---|
| | **二零零五年** | 二零零四年 |
| | **千港元** | 千港元 |
| 持續經營業務: | | |
| 本年度－中國 | | |
| 香港 | **165** | 712 |
| 中國大陸 | **200,060** | 239,301 |
| 過往年度之(超額撥備)／撥備不足 | **(23,765)** | 5 |
| 本年度－海外 | **1,097** | 486 |
| 遞延稅項－*附註40* | **(2,471)** | (7,348) |
| 持續經營之業務之稅項開支總額 | **175,086** | 233,156 |
| 已終止經營之業務: | | |
| 本年度－中國大陸,中國 | **–** | 1,693 |
| 遞延稅項－*附註40* | **–** | (5,380) |
| 已終止經營之業務之稅項抵免－*附註10(a)* | **–** | (3,687) |
| 本年度之稅項開支 | **175,086** | 229,469 |

## 8. 五位最高薪僱員

年內，五位最高薪僱員包括四位（二零零四年：三位）董事。五位最高薪僱員之酬金詳情如下：

| | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
|---|---|---|
| 薪金、津貼及實物利益 | **7,387** | 7,887 |
| 表現花紅 | **–** | – |
| 退休金計劃供款 | **347** | 342 |
| | **7,734** | 8,229 |

五位最高薪僱員之酬金屬於下列金額範圍：

| | 二零零五年<br>僱員人數 | 二零零四年<br>僱員人數 |
|---|---|---|
| 零－1,000,000港元 | **1** | – |
| 1,000,001港元－1,500,000港元 | **2** | 2 |
| 1,500,001港元－2,000,000港元 | **1** | 2 |
| 2,000,001港元－2,500,000港元 | **1** | 1 |
| | **5** | 5 |

# 財務報表附註

*二零零五年十二月三十一日*

## 7. 董事酬金（續）

### (b) 執行董事

| | 袍金 | 薪金、津貼及實物利益 | 退休金計劃供款 | 總酬金 |
|---|---|---|---|---|
| | 千港元 | 千港元 | 千港元 | 千港元 |
| *截至二零零五年十二月三十一日止年度* | | | | |
| 衣錫群先生 | **–** | **2,341** | **97** | **2,438** |
| 張虹海先生 | **–** | **1,623** | **88** | **1,711** |
| 李福成先生 | **80** | **–** | **–** | **80** |
| 白金榮先生 | **80** | **–** | **–** | **80** |
| 郭迎明先生 | **80** | **–** | **–** | **80** |
| 劉凱先生 | **–** | **1,359** | **75** | **1,434** |
| 鄭萬河先生 | **80** | **–** | **–** | **80** |
| 李滿先生 | **80** | **–** | **–** | **80** |
| 郭普金先生 | **80** | **–** | **–** | **80** |
| 周思先生 | **80** | **–** | **–** | **80** |
| 鄂萌先生 | **–** | **764** | **75** | **839** |
| | **560** | **6,087** | **335** | **6,982** |
| *截至二零零四年十二月三十一日止年度* | | | | |
| 衣錫群先生 | – | 2,274 | 97 | 2,371 |
| 張虹海先生 | – | 1,513 | 88 | 1,601 |
| 李福成先生 | 80 | – | – | 80 |
| 郭迎明先生 | 80 | – | – | 80 |
| 劉凱先生 | – | 1,316 | 75 | 1,391 |
| 鄭萬河先生 | 80 | – | – | 80 |
| 郭普金先生 | 80 | – | – | 80 |
| 李滿先生 | 80 | – | – | 80 |
| 包宗業先生 | 80 | – | – | 80 |
| 魏恩鴻先生 | 80 | – | – | 80 |
| 畢玉璽先生 | – | – | – | – |
| 李中根先生 | 80 | – | – | 80 |
| | 640 | 5,103 | 260 | 6,003 |

年內，概無董事豁免或同意豁免收取任何酬金之安排。

## 7. 董事酬金

以下為根據香港聯合交易所有限公司(「聯交所」)證券上市規則及公司條例第161條披露之年內董事酬金:

| | 本集團 | |
|---|---|---|
| | 二零零五年 千港元 | 二零零四年 千港元 |
| 袍金: | | |
| 執行董事 | **560** | 640 |
| 獨立非執行董事 | **550** | 540 |
| | **1,110** | 1,180 |
| 執行董事之其他酬金: | | |
| 薪金、津貼及實物利益 | **6,087** | 5,103 |
| 退休金計劃供款 | **335** | 260 |
| | **6,422** | 5,363 |
| | **7,532** | 6,543 |

### (a) 獨立非執行董事

付予獨立非執行董事之袍金如下:

| | 二零零五年 千港元 | 二零零四年 千港元 |
|---|---|---|
| 劉漢銓先生 | **100** | 100 |
| 李東海博士 | **120** | 120 |
| 王憲章先生 | **120** | 120 |
| 武捷思先生 | **110** | 100 |
| 白德能先生 | **100** | 100 |
| | **550** | 540 |

年內,本公司並無其他支付予獨立非執行董事之其他酬金(二零零四年:無)。

# 財務報表附註

*二零零五年十二月三十一日*

## 5. 經營業務溢利（續）

* 年內特許經營權、管理信息系統及許可證權之攤銷於綜合利潤表內計入「銷售成本」項下。

** 年內遞延開發成本、物業、廠房及設備、商譽、許可證權以及可供出售之財務資產之減值於綜合利潤表內計入「其他經營費用淨額」項下。

*** 於二零零四年十二月三十一日止年度，就該等已報廢或放棄之物業、廠房及設備而收取第三方合共17,237,000港元之賠償計入出售物業、廠房及設備之所得款項。

## 6. 財務費用

| | 本集團 | |
|---|---|---|
| | 二零零五年 | 二零零四年 |
| | 千港元 | 千港元 |
| 銀行貸款、透支及須於五年內悉數償還之其他貸款之利息 | **140,185** | 123,744 |
| 可換股債券之利息 | **6,755** | 7,193 |
| 其他貸款之利息 | **3,975** | 8,215 |
| 少數股東其他免息貸款之估算利息 | **5,609** | – |
| 財務成本總額 | **156,524** | 139,152 |
| *減：*資本化至物業、廠房及設備之利息 | **(304)** | (1,104) |
| | **156,220** | 138,048 |

## | 財務報表附註 |

*二零零五年十二月三十一日*

## 5. 經營業務溢利 *(續)*

| | 附註 | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
|---|---|---|---|
| 物業、廠房及設備減值** | *14* | **3,780** | 29,386 |
| 商譽減值** | *17* | **59,658** | 17,512 |
| 許可証權減值** | *18* | **12,000** | – |
| 可供出售財務資產減值** | | **1,083** | 44,300 |
| 出售物業、廠房及設備之虧損淨額*** | | **5,556** | 14,370 |
| 出售附屬公司之權益之(收益)/虧損淨額 | 45 | **(81,097)** | 6,433 |
| 視作出售一間共同控制公司之權益之虧損 | | **316** | 680 |
| 視作出售於一間聯營公司權益之(收益)/虧損 | | **927** | (369) |
| 土地及樓宇經營租賃最低費用 | | **175,282** | 131,584 |
| 攤銷預付土地租金 | *16* | **12,028** | 9,693 |
| 核數師酬金 | | **7,700** | 7,474 |
| 存貨(回撥)/撥備淨額 | | **(8,377)** | 3,183 |
| 應收一間聯營公司款項減值 | | **4,500** | 474 |
| 應收貿易賬款減值 | | **48,398** | 34,855 |
| 應收其他款項減值 | | **22,445** | 60,300 |
| 公平值變動於損益反映之財務資產之公平值虧損淨額 | | **4,132** | 4,570 |
| 僱員福利開支(不包括董事酬金—*附註7*): | | | |
| 工資、薪金及實物利益 | | **893,723** | 642,307 |
| 退休金供款淨額 | | **83,063** | 50,528 |
| | | **976,786** | 692,835 |
| 滙兑差異淨額 | | **(7,237)** | 1,094 |
| 租金收入淨額 | | **(40,382)** | (33,753) |
| 投資收入: | | | |
| 上市 | | **–** | (1,116) |
| 非上市 | | **(3,271)** | (1,937) |

| 財務報表附註 |

*二零零五年十二月三十一日*

## 4. 營業額、利息收入、其他收入及收益淨額（續）

Ω　截至二零零五年十二月三十一日止年度出售共同控制公司權益之收益，主要因年內出售本集團於北京企業（旅遊）有限公司（「北京企業旅遊」，該公司持有北京八達嶺旅遊股份有限公司（「八達嶺旅遊」）之75%股權）及北京秦昌玻璃有限公司之所有權益而產生。

#　截至二零零四年十二月三十一日止年度出售聯營公司權益之收益，主要因於二零零四年四月出售北京西門子通訊網絡股份有限公司（「北京西門子」）20%股權予北京西門子另一合營企業伙伴。

## 5. 經營業務溢利

本集團經營業務溢利已扣除／（計入）：

| | *附註* | **二零零五年 千港元** | 二零零四年 千港元 |
|---|---|---|---|
| 售出存貨成本 | | **7,499,733** | 6,123,409 |
| 售出物業成本 | | **29,154** | 336,525 |
| 所提供服務成本 | | **496,482** | 546,000 |
| 折舊 | *14* | **594,861** | 592,985 |
| 特許經營權攤銷* | *18* | **102,605** | 101,367 |
| 管理信息系統攤銷* | *18* | **1,887** | 1,886 |
| 許可證權攤銷* | *18* | **1,491** | 1,435 |
| 研究及開發開支： | | | |
| 本年度開支 | | **12,930** | 14,890 |
| *減*：資本化為遞延開發成本 | *18* | **(2,197)** | (3,642) |
| | | **10,733** | 11,248 |
| 年內產生之減值** | *18* | **5,870** | – |
| | | **16,603** | 11,248 |

## 4. 營業額、利息收入、其他收入及收益淨額（續）

| | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
|---|---|---|
| **收益淨額** | | |
| 超出收購一間附屬公司及少數股東權益部分 | **3,677** | 35,767 |
| 出售投資物業之收益 | **2,466** | 238 |
| 出售附屬公司權益之收益淨額† | **81,097** | – |
| 視作出售一間附屬公司權益之收益δ | **14,498** | 20,715 |
| 出售共同控制公司權益之收益Ω | **120,273** | – |
| 出售聯營公司權益之收益# | **–** | 96,766 |
| 視作出售一間聯營公司權益之收益 | **–** | 369 |
| 出售可供出售財務資產之收益 | **1,514** | 6,298 |
| 出售公平值變動於損益反映之財務資產之收益淨額 | **2,074** | 841 |
| 滙兑差額淨額 | **7,237** | – |
| | **232,836** | 160,994 |
| 其他收入及收益淨額 | **447,642** | 362,779 |

* 政府補貼指政府補貼、企業所得税及營業額税等退税。營業額税包括增值税，城市建設税及教育附加費。政府補貼為無條件，惟補貼必須用於發展本公司之附屬公司。

† 截至二零零五年十二月三十一日止年度出售附屬公司權益之收益，主要因年內出售本集團於北京企業（食品）有限公司（「北京企業食品」，該公司持有北京三元食品股份有限公司（「三元食品」）之55%股權）及北京西餐食品有限公司（「西餐食品」）之所有股權而產生。有關出售附屬公司之詳情載於財務報表附註45。

δ 截至二零零五年十二月三十一日止年度為視作出售一間附屬公司權益之收益，因本公司之間接附屬公司北京燕京啤酒股份有限公司（「燕京啤酒」）行使若干持有人之可換股債券以換取燕京啤酒之普通股，致令本集團於燕京啤酒之股權由54.86%（二零零四年：55.45%）攤薄至54.46%（二零零四年：54.86%）而產生。

# 財務報表附註

二零零五年十二月三十一日

## 4. 營業額、利息收入、其他收入及收益淨額（續）

本集團之營業額、利息收入、其他收入及收益淨額分析如下：

| | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
|---|---|---|
| **營業額** | | |
| 啤酒業務 | **4,556,142** | 3,494,029 |
| 零售業務 | **4,510,210** | 3,021,404 |
| 高速及收費公路業務 | **477,440** | 435,371 |
| 自來水處理業務 | **506,638** | 490,566 |
| 電訊及資訊科技相關服務及產品業務 | **273,199** | 436,399 |
| 企業及其他業務 | **676,984** | 902,187 |
| 歸屬於在綜合利潤表中呈列之持續經營業務 | **11,000,613** | 8,779,956 |
| 歸屬於在綜合利潤表中呈列之已終止經營之業務－奶製品業務 | **–** | 885,684 |
| | **11,000,613** | 9,665,640 |
| **利息收入** | | |
| 銀行利息收入 | **58,132** | 44,751 |
| 其他免息應收款產生之估算利息收入 | **15,033** | – |
| | **73,165** | 44,751 |
| **其他收入** | | |
| 補償收入 | **23,582** | 7,492 |
| 租金收入 | **44,633** | 37,452 |
| 服務收入 | **15,866** | 1,013 |
| 投資收入 | **3,271** | 3,053 |
| 政府補貼* | **63,438** | 66,788 |
| 原材料銷售 | **2,995** | 15,117 |
| 來自一間關連公司的賠償確認為收入－*附註52(b)(i)* | **2,700** | 19,500 |
| 其他 | **58,321** | 51,370 |
| | **214,806** | 201,785 |

## 3. 分類資料(續)

### (b) 按地區分類

下表根據本集團之地區分類呈列收入、若干資產及開支之資料:

**本集團**

| | 香港 | | 中國大陸 | | 海外 | | 對銷 | | 綜合 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 二零零五年<br>千港元 | 二零零四年<br>千港元 | 二零零五年<br>千港元 | 二零零四年<br>千港元 | 二零零五年<br>千港元 | 二零零四年<br>千港元 | 二零零五年<br>千港元 | 二零零四年<br>千港元 | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
| 分類收入: | | | | | | | | | | |
| 銷售予外界客戶 | 13,008 | 34,742 | 10,799,561 | 9,445,907 | 188,044 | 184,991 | - | - | 11,000,613 | 9,665,640 |
| 分類地區之間的銷售 | 4,642 | 10,367 | - | - | 40,381 | 38,731 | (45,023) | (49,098) | - | - |
| 其他收入及收益淨額 | 1,445 | 12,660 | 302,742 | 221,638 | 715 | - | - | - | 304,902 | 234,298 |
| 合計 | 19,095 | 57,769 | 11,102,303 | 9,667,545 | 229,140 | 223,722 | (45,023) | (49,098) | 11,305,515 | 9,899,938 |
| 其他分類資料: | | | | | | | | | | |
| 分類資產 | 4,861,816 | 4,682,945 | 14,514,771 | 13,730,766 | 63,097 | 62,520 | (4,434,091) | (4,938,888) | 15,005,593 | 13,537,343 |
| 應佔資產淨值: | | | | | | | | | | |
| 共同控制公司 | - | 58 | 196,428 | 716,884 | - | - | - | - | 196,428 | 716,942 |
| 聯營公司 | - | - | 253,206 | 550,310 | - | - | - | - | 253,206 | 550,310 |
| | 4,861,816 | 4,683,003 | 14,964,405 | 14,997,960 | 63,097 | 62,520 | (4,434,091) | (4,938,888) | 15,455,227 | 14,804,595 |
| 未經分配之資產 | | | | | | | | | 4,219,071 | 4,640,088 |
| 總資產 | | | | | | | | | 19,674,298 | 19,444,683 |
| 資本開支 | 1,972 | 8 | 1,366,037 | 1,072,045 | 1,271 | 2,754 | - | - | 1,369,280 | 1,074,807 |

## 4. 營業額、利息收入、其他收入及收益淨額

營業額指:(1)售出貨品之發票總值減增值稅、消費稅及政府附加費與退貨及貿易折扣後淨額;(2)扣除營業稅、消費稅及政府附加費後之酒店經營收入、路費收入及所提供服務價值總額;(3)扣除增值稅、營業稅及政府附加費後適當比例的工程合約的工程收入;及(4)租金收入。

# | 財務報表附註 |

*二零零五年十二月三十一日*

## 3. 分類資料（續）

### (a) 按業務分類（續）

*截至二零零四年十二月三十一日止年度（續）*

**本集團**

| | 持續經營業務 | | | | | | | 已終止經營之業務 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 啤酒業務 千港元 | 零售業務 千港元 | 高速及收費公路業務 千港元 | 自來水處理業務 千港元 | 電訊及資訊科技相關服務及產品業務 千港元 | 企業及其他業務 千港元 | 合計 千港元 | 奶製品業務 千港元 | 對銷 千港元 | 綜合 千港元 |
| 分類資產 | 5,678,295 | 1,923,479 | 1,735,445 | 1,033,965 | 553,754 | 6,398,214 | 17,323,152 | 1,153,079 | (4,938,888) | 13,537,343 |
| 應佔資產淨值： | | | | | | | | | | |
| 共同控制公司 | - | 225,401 | - | - | 43,585 | 322,843 | 591,829 | 125,113 | - | 716,942 |
| 聯營公司 | 335,376 | 20,406 | - | - | 140 | 194,388 | 550,310 | - | - | 550,310 |
| | 6,013,671 | 2,169,286 | 1,735,445 | 1,033,965 | 597,479 | 6,915,445 | 18,465,291 | 1,278,192 | (4,938,888) | 14,804,595 |
| 未經分配資產 | | | | | | | 4,613,547 | 26,541 | - | 4,640,088 |
| 總資產 | | | | | | | 23,078,838 | 1,304,733 | (4,938,888) | 19,444,683 |
| 分類負債 | 1,464,257 | 979,599 | 439,043 | 266,104 | 139,369 | 4,248,642 | 7,537,014 | 230,763 | (4,938,888) | 2,828,889 |
| 未經分配負債 | | | | | | | 4,751,565 | 263,032 | - | 5,014,597 |
| 總負債 | | | | | | | 12,288,579 | 493,795 | (4,938,888) | 7,843,486 |
| 其他分類資料： | | | | | | | | | | |
| 折舊 | 337,957 | 91,923 | 48,866 | 74 | 3,887 | 45,732 | 528,439 | 64,546 | - | 592,985 |
| 其他無形資推銷 | - | - | 30,711 | 70,656 | 2,263 | 1,058 | 104,688 | - | - | 104,688 |
| 減值虧損： | | | | | | | | | | |
| 分類資產 | - | - | - | - | - | 29,386 | 29,386 | 17,512 | - | 46,898 |
| 未分配資產 | | | | | | | | | | 44,300 |
| 資本開支 | 649,621 | 242,801 | 8,809 | - | 40,629 | 40,554 | 982,414 | 92,393 | - | 1,074,807 |

# | 財務報表附註 |

二零零五年十二月三十一日

## 3. 分類資料（續）

### (a) 按業務分類（續）

*截至二零零四年十二月三十一日止年度*

**本集團**

| | 持續經營業務 | | | | | | | 已終止經營之業務 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 啤酒業務<br>千港元 | 零售業務<br>千港元 | 高速及收費公路業務<br>千港元 | 自來水處理業務<br>千港元 | 電訊及資訊科技相關服務及產品業務<br>千港元 | 企業及其他業務<br>千港元 | 合計<br>千港元 | 奶製品業務<br>千港元 | 對銷<br>千港元 | 綜合<br>千港元 |
| 分類收入： | | | | | | | | | | |
| 銷售予外界客戶 | 3,494,029 | 3,021,404 | 435,371 | 490,566 | 436,399 | 902,187 | 8,779,956 | 885,684 | - | 9,665,640 |
| 分類業務之間的銷售 | - | - | - | - | - | - | - | - | - | - |
| 其他收入及收益淨額 | 100,660 | 44,436 | (1,815) | - | 1,942 | 72,577 | 217,800 | 16,498 | - | 234,298 |
| 合計 | 3,594,689 | 3,065,840 | 433,556 | 490,566 | 438,341 | 974,764 | 8,997,756 | 902,182 | - | 9,899,938 |
| 分類業績 | 405,108 | 130,100 | 262,327 | 194,297 | 85,429 | (167,111) | 910,150 | (108,744) | | 801,406 |
| 利息收入 | | | | | | | 43,708 | 1,043 | | 44,751 |
| 未經分配之收入及收益淨額 | | | | | | | 125,903 | 2,139 | | 128,042 |
| 未經分配之開支 | | | | | | | (49,550) | - | | (49,550) |
| 經營業務溢利／(虧損) | | | | | | | 1,030,211 | (105,562) | | 924,649 |
| 財務成本 | | | | | | | (130,338) | (7,710) | | (138,048) |
| 佔下列公司盈虧： | | | | | | | | | | |
| 共同控制公司 | (5,799) | 17,647 | - | - | (116) | 55,982 | 67,714 | (11,261) | | 56,453 |
| 聯營公司 | 11,586 | - | - | - | 19,897 | 19,692 | 51,175 | - | | 51,175 |
| 稅前溢利／(虧損) | | | | | | | 1,018,762 | (124,533) | | 894,229 |
| 稅項 | | | | | | | (233,156) | 3,687 | | (229,469) |
| 年內溢利／(虧損) | | | | | | | 785,606 | (120,846) | | 664,760 |

# | 財務報表附註 |

二零零五年十二月三十一日

## 3. 分類資料（續）

### (a) 按業務分類（續）

*截至二零零五年十二月三十一日止年度（續）*

**本集團**

| | 持續經營業務 | | | | | | | 已終止經營之業務 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 啤酒業務 千港元 | 零售業務 千港元 | 高速及收費公路業務 千港元 | 自來水處理業務 千港元 | 電訊及資訊科技相關服務及產品業務 千港元 | 企業及其他業務 千港元 | 合計 千港元 | 奶製品業務 千港元 | 對銷 千港元 | 綜合 千港元 |
| 分類資產 | 7,458,097 | 1,474,409 | 1,709,479 | 1,238,023 | 435,974 | 7,123,702 | 19,439,684 | - | (4,434,091) | 15,005,593 |
| 應佔資產淨值： | | | | | | | | | | |
| 共同控制公司 | - | 138,098 | - | - | 44,649 | 13,681 | 196,428 | - | - | 196,428 |
| 聯營公司 | 11,395 | 25,188 | 3,090 | - | 2,129 | 211,404 | 253,206 | - | - | 253,206 |
| | 7,469,492 | 1,637,695 | 1,712,569 | 1,238,023 | 482,752 | 7,348,787 | 19,889,318 | - | (4,434,091) | 15,455,227 |
| 未經分配資產 | | | | | | | 4,219,071 | - | - | 4,219,071 |
| 總資產 | | | | | | | 24,108,389 | - | (4,434,091) | 19,674,298 |
| 分類負債 | 1,777,389 | 622,744 | 465,648 | 458,244 | 122,347 | 4,383,888 | 7,830,260 | - | (4,434,091) | 3,396,169 |
| 未經分配負債 | | | | | | | 3,771,136 | - | - | 3,771,136 |
| 總負債 | | | | | | | 11,601,396 | - | (4,434,091) | 7,167,305 |
| 其他分類資料： | | | | | | | | | | |
| 折舊 | 429,420 | 57,923 | 50,510 | 86 | 5,491 | 51,431 | 594,861 | - | - | 594,861 |
| 其他無形資產攤銷 | - | - | 31,346 | 71,259 | 2,312 | 1,066 | 105,983 | - | - | 105,983 |
| 減值虧損： | | | | | | | | | | |
| 分類資產 | - | - | - | - | - | 81,308 | 81,308 | - | - | 81,308 |
| 未分配資產 | | | | | | | | | | 1,083 |
| 資本開支 | 1,056,158 | 149,295 | 9,751 | 6,304 | 5,071 | 142,701 | 1,369,280 | - | - | 1,369,280 |

## 3. 分類資料 *(續)*

按地區劃分本集團業務時，收入[illegible]所處地區[illegible]分類，資產則根據資產所處地區而分類。

### (a) 按業務分類

下表根據本集團之業務分類[illegible]至二零[illegible]及二零零四年十二月三十一日止年度之收入、溢利／(虧損)及若干[illegible]債及[illegible]資料：

*截至二零零五年十二月三十[illegible]年度*

**本集團**

| | 持續經營業務 | | | | | | | 已終止經營之業務 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 啤酒業務<br>千港元 | [illegible]務<br>[illegible]元 | 高速及收費公路業務<br>千港元 | 自來水處理業務<br>千港元 | 電訊及資訊科技相關服務及產品業務<br>千港元 | 企業及其他業務<br>千港元 | 合計<br>千港元 | 奶製品業務<br>千港元 | 對銷<br>千港元 | 綜合<br>千港元 |
| 分類收入： | | | | | | | | | | |
| 銷售予外界客戶 | 4,556,142 | 4,[illegible]210 | 477,440 | 506,638 | 273,199 | 676,984 | 11,000,613 | - | - | 11,000,613 |
| 分類業務之間的銷售 | - | - | - | - | - | - | - | - | - | - |
| 其他收入及收益淨額 | 74,424 | 1[illegible],475 | 3,742 | - | 9,956 | 29,318 | 224,915 | 79,987 | - | 304,902 |
| 合計 | 4,630,566 | 4,[illegible]7,685 | 481,182 | 506,638 | 283,155 | 706,302 | 11,225,528 | 79,987 | - | 11,305,515 |
| 分類業績 | 387,883 | 131,739 | 290,577 | 166,595 | (8,562) | (206,452) | 761,780 | 79,987 | | 841,767 |
| 利息收入 | | | | | | | 73,165 | - | | 73,165 |
| 未經分配之收入及收益淨額 | | | | | | | 142,740 | - | | 142,740 |
| 未經分配之開支 | | | | | | | (6,458) | - | | (6,458) |
| 經營業務溢利 | | | | | | | 971,227 | 79,987 | | 1,051,214 |
| 財務成本 | | | | | | | (156,220) | - | | (156,220) |
| 佔下列公司盈虧： | | | | | | | | | | |
| 共同控制公司 | - | (14,179) | - | - | (264) | (12,449) | (26,892) | - | | (26,892) |
| 聯營公司 | (2,391) | - | (410) | - | (411) | 25,005 | 21,793 | - | | 21,793 |
| 稅前溢利 | | | | | | | 809,908 | 79,987 | | 889,895 |
| 稅項 | | | | | | | (175,086) | - | | (175,086) |
| 年內溢利 | | | | | | | 634,822 | 79,987 | | 714,809 |

# 財務報表附註

二零零五年十二月三十一日

## 3. 分類資料

業務分類資料按兩種方式呈列：(i)按業務劃分並作為主要分類申報方式；及(ii)按地區劃分並作為次要分類申報方式。

本集團經營業務乃按業務、供應之產品及服務性質而分開組成及管理。本集團各項分類業務是指該業務提供產品及服務所承受之風險及回報與其他分類業務有別之策略業務單位。分類業務詳情概述如下：

(a) 啤酒業務－生產、分銷及銷售啤酒產品；

(b) 零售業務－在北京及中國若干其他城市經營百貨公司；

(c) 高速及收費公路業務－經營首都機場高速公路，該公路連接北京首都機場和北京市中心，以及經營位於中國深圳市的深圳石觀公路；

(d) 自來水處理業務－在北京經營一間自來水廠及銷售純淨水；

(e) 電訊及資訊科技相關服務及產品業務－包括建設寬頻基礎設施、銷售軟件、提供互聯網服務及資訊科技之技術支援以及顧問服務。

(f) 奶製品業務－生產、分銷及銷售奶製品（於截至二零零四年十二月三十一日止年度已終止此項業務－*附註10*）；及

(g) 企業及其他業務－包括建造地熱系統及提供相關安裝服務、旅遊及酒店業務（於截至二零零五年十二月三十一日止年度已終止此項業務－*附註52(b)(v)*）、生產、分銷及銷售葡萄酒及加工食品、餐飲業務、建築及發展物業、物業投資及企業收支項目。

## 2.5 重大會計判斷及估計（*續*）

### 估計之不確定性

於結算日有關未來之主要假設及其他主要估計來源之不確定性，存在導致下一個財務年度內，對資產及負債之賬面值作出重大調整之重大風險，討論如下。

*商譽減值*

本集團至少每年釐定商譽是否出現減值。此須對已分配有商譽之現金產生單位之使用價值進行估算。對使用價值之估算，須本集團對現金產生單位於未來產生之預期現金流量作出估計，並須選擇適當折扣率，以計算該現金流量之現值。於二零零五年十二月三十一日，作為一項資產列賬於綜合資產負債表中之商譽賬面值合共為275,777,000港元（二零零四年：330,198,000港元），詳情載於本財務報表附註17。

# | 財務報表附註 |

二零零五年十二月三十一日

## 2.4 主要會計政策概要（續）

### 股息

董事擬派之末期股息未經股東在股東大會上批准前，會於資產負債表內分類列為股本項下之保留溢利分配。該等股息獲股東批准及宣派後乃確認為負債。

由於本公司之公司組織章程大綱及細則授予董事權力宣派中期股息，故中期股息會同時提出及宣派。因此，中期股息於提出及宣派時隨即確認為負債。

## 2.5 重大會計判斷及估計

### 判斷

在應用本集團會計政策之過程中，除須作出估計者外，管理層曾作出以下對財務報表內已確認金額造成最重大影響之判斷：

*經營租賃承擔－本集團作為出租人*

本集團已就其投資物業組合訂立商業物業租約。本集團決定保留該等根據經營租賃出租之物業所有權之所有重大風險及回報。

*劃分投資物業及自用物業*

本集團去釐定一項物業是否合資格成為一項投資物業，並已制定判斷標準。投資物業為持有物業，旨在賺取租金或資本增值或兩者皆是。因此本集團認為，一項物業是否產生現金流量，大體上與本集團持有之其他資產無關。

有些物業由兩部份組成，一部份為獲取租金收益或資本增值而持有，另一部份為作生產或供應貨品或服務或行政管理用途而持有。倘該等部份可分別出售（或以融資租賃分別出租），本集團將該等部份分別入賬。倘該等部份不能分別出售，則該部份作為投資物業，惟持有較少部份僅作生產或供應貨品或服務或行政管理用途。

判斷乃對物業逐項作出，以釐定附屬服務對有關物業是否極為重要，以致該項物業不能被視作投資物業。

## 2.4 主要會計政策概要(續)

### 借貸成本

因購入、建造或生產合資格資產(即需要一段頗長時間如 其擬定用途或出售之資產)而直接產生之借貸成本將被資本化,作為有關資產成本之一部 有關資產大致上可投入其擬定用途或出售時,該等借貸成本將會停止資本化。等待作為合 支出之特定貸款之暫時性投資所賺取之利息收入從資本化之借貸成本中減除。

### 外幣

此等財務報表乃以港元列示,即本公司之功能及呈示貨幣 團旗下各實體自行釐定其功能貨幣,各實體財務報表內項目均以該功能貨幣計值。外幣交 交易日之功能貨幣滙率初步記錄。以外幣列值之貨幣資產及負債按結算日之功能貨幣滙率重 算,就此產生之滙兑差額計入利潤表。按外幣以歷史成本法計算之非貨幣項目以首次交易日 匯率換算。按外幣公平值計算之非貨幣項目以公平值釐定日期之滙率換算。

若干海外附屬公司、共同控制公司及聯營公司之功能貨幣並非港元。於結算日,該等公司之資產及負債按結算日適用之滙率換算為本公司之呈示貨幣,其利潤表乃按年內之加權平均滙率換算為港元。就此產生之滙兑差額計入滙兑波動儲備內。於出售海外公司時,與海外業務相關並於滙兑波動儲備內已確認之遞延累計金額於利潤表確認。

就綜合現金流量表而言,海外附屬公司之現金流量按現金流量日期適用的滙率換算為港元。海外附屬公司於整個年度內經常產生之現金流量乃按年內之加權平均滙率換算為港元。

| 財務報表附註 |

*二零零五年十二月三十一日*

## 2.4 主要會計政策概要(*續*)

### 僱員福利(*續*)

*僱傭條例之長期服務金*

本集團若干僱員已達到一旦遭終止聘用時,根據僱傭條例可領取長期服務金所需之服務年數。倘終止僱傭合約,本集團須承擔僱傭條例所規定情況下的款項。

本集團已就預期可能支付的未來長期服務金作出撥備。該撥備乃根據截至結算日為止,僱員為本集團服務所賺取可能未來付款之最佳估計。

*退休金費用*

本集團為其若干僱員參與由若干中國省或市政府籌辦之定額供款退休金計劃。該等計劃之資產乃與本集團之資產分開持有。供款乃根據該等計劃之規則按合資格僱員薪金之某一百分比計算,並於應付時從利潤表中扣除。僱主之供款於其作出供款即已全面授出。

凡尚無參加退休金計劃之僱員,本集團已按薪金之某一百分比為彼等計提退休金。支付上述款項所需之有關資產並無與本集團之資產分開持有。

本集團亦遵照強制性公積金計劃條例為合資格參加之僱員在香港實施一項定額供款之強制性公積金計劃(「強積金計劃」)。強積金計劃按僱員基本薪酬之某一百分比作出供款,並於根據強積金計劃規則的規定需要支付時自利潤表中扣除。強積金計劃資產乃由與本集團資產分開之獨立管理基金持有。本集團按強積金計劃作出之僱主供款利益全數歸屬於僱員。

## 2.4 主要會計政策概要（續）

### 僱員福利（續）

*以股權付款之交易（續）*

當一項股本結算獎勵註銷，視作猶如於註銷當日歸屬並未就獎勵確認之開支將即時確認。然而，如一項新獎勵取代一項註銷獎勵，並於授出當日界定為取替之獎勵，如上文所述，註銷及新獎勵兩者會被視為原有獎勵的改動。

未行使購股權之攤薄影響於計算每股盈利時反映為新增股份之攤薄。

本集團就股本結算獎勵採納香港財務報告準則第2號「以股權付款」的過渡性準則，及僅對二零零二年十一月七日後授出且於二零零三年十二月三十一日或以前未歸屬及於二零零四年一月一日或之後授出之股本結算獎勵採納香港財務報告準則第2號。

當購股權獲行使時，本公司、北京發展或衝浪平台將就此發行之股份以股份面值列為額外股本，而每股股份行使價超逾股份面值之差額則記入本公司、北京發展或衝浪平台之各自股份溢價賬內。在行使日期前註銷或失效之購股權均由尚未行使購股權之名冊中剔除。

*有薪假期結轉*

本集團根據僱員合約按曆年基準給予其若干僱員有薪年假。在若干情況下，於結算日未支取之年假容許結轉，留待有關僱員於來年享用。於結算日，將會就年內僱員享有之有關有薪假期之預期未來成本作出累算並予結轉。

## 2.4 主要會計政策概要（續）

### 僱員福利

*以股權付款之交易*

本公司、北京發展（香港）有限公司（「北京發展」）及衡浪平台軟件國際有限公司（「衡浪平台」）各自實行一項購股權計劃，向合資格參與者授出不得轉讓購股權，其目的是為了對本集團、北京發展集團及衡浪平台集團業務成就作出了貢獻的合資格參與者給予獎勵及報酬。各有關集團旗下僱員（包括董事）之酬金以股權付款交易形式支付，據此僱員藉提供服務以作為股本工具之代價（「股本結算交易」）。

授予僱員之股本結算交易成本根據授出日期之公平值計算。對股本結算交易估值時，並不計入任何表現狀況，惟除了與本公司、北京發展及衡浪平台股份價格關連之狀況（「市場狀況」）（如適用）。

股本結算交易成本連同股本相關增值於達致表現狀況及／或服務條件期間確認，直至有關僱員可有權完全享有該獎勵日期止（「歸屬日期」）。於各結算日就直至歸屬日期股本結算交易確認之累計開支反映歸屬期的屆滿情況及本集團對最終將歸屬之股本工具數目之最佳估計。就某期間在利潤表內扣除或計入之金額，為該期間期初及期末確認之累計開支變動。

就最終未有歸屬的獎勵不會確認任何開支，惟歸屬乃視乎市況而定者除外，有關獎勵不論市況條件如何，均視作已歸屬，前題是所有其他表現條件均已達成。

當股本結算獎勵之條款經改動，會確認微不足道的開支，猶如條款未經改動。此外，就引致股權付款安排之總公平值上升或以其他方式僱員有利之任何改動（以改動當日之估值為準）確認開支。

## 2.4 主要會計政策概要（續）

### 政府資助

政府資助於可合理確定將可收取並且符合所有附帶條件時，按公平值確認入賬。該項資助如與開支項目有關，會於有系統地將該項資助與其對象成本配比所需之期間確認為收入。該項資助如與資產有關，則公平值乃計入遞延收入賬項，再於有關資產之預期可使用年期分期每年金額計入利潤表，或在資產之賬面值扣除，並以已扣減折舊／攤銷費用方式計入利潤表。

### 收入之確認

收入於可能為本集團帶來經濟利益及能可靠地計算時予以確認，基準如下：

(a) 銷售貨品及預售發展中物業（有關協議於二零零四年一月之後訂立）之收益於貨品及物業擁有權之重大風險及回報已轉予買方後確認入賬，惟本集團須並無參與該等貨品或物業一般與所有權方面有關之管理及並無維持所售出貨品及物業之實際控制權；

(b) 路費收入、門票及酒店收入於收取款項時確認入賬；

(c) 落成物業之銷售在簽立銷售協議時確認入賬；

(d) 建築合約收入根據已完成部分之比例確認入賬，其他詳情載於上文有關「建築合約」之會計政策內；

(e) 提供服務之收入於服務提供時確認入賬；

(f) 利息收入按應計基準，採用將金融工具預計年期內估計日後收取之現金折現至財務資產賬面淨值之貼現率以實際利息法確認；

(g) 上市或非上市投資之買賣於交易日確認入賬；及

(h) 其他投資收入於確定有權收取款項時確認入賬。

# 財務報表附註

二零零五年十二月三十一日

## 2.4 主要會計政策概要（續）

### 所得稅（續）

所有可予扣減暫時差額、未動用稅項抵免結轉及未動用稅項虧損於可能獲得應課稅溢利作為抵銷該等可予扣減暫時差額、未動用稅項抵免結轉及未動用稅項虧損之情況下，均確認為遞延稅項資產：

- 惟關乎於一宗並非業務合併的交易中首次確認之資產或負債且於交易時並不影響會計溢利或應課稅溢利或虧損所產生之可予扣減暫時差額之遞延稅項資產除外；及

- 就與於附屬公司及聯營公司之投資以及於合營公司之權益有關之可予扣減暫時差額而言，僅於暫時差額可能會在可見之將來撥回及將有應課稅溢利抵銷暫時差額之情況下，才確認遞延稅項資產。

遞延稅項資產之賬面值乃於各結算日進行審閱，並予以相應扣減，直至不可能有足夠應課稅溢利以動用全部或部份遞延稅項資產為止。相反，先前未確認之遞延稅項資產於各結算日進行重估且於可能獲得足夠應課稅溢利以動用全部或部份遞延稅項資產之情況下予以確認。

遞延稅項資產及負債乃根據於結算日已實施或已大致實施之稅率（及稅務法例），按變現資產或清償負債之期間預期適用之稅率予以估量。

倘有法定可執行權利將當期稅項資產與當期稅項負債相互抵銷，且遞延稅項涉及同一應課稅公司及同一稅務機關，則遞延稅項資產與遞延稅項負債可相互抵銷。

## 2.4 主要會計政策概要（續）

### 撥備

當過往之事件導致目前須負之責任（法律責任或推定責任），而且日後有可能需要撥付資源償付有關責任所涉及之款項，則會提呈撥備，惟該項責任之數額須能夠可靠地予以估計。

當折現影響重大時，撥備確認之數額為預期日後用以償付有關責任所需支出於結算日之現值。當折現值隨時間而有所增加，有關增幅會計入利潤表之財務成本賬項內。

本集團就若干產品授出之產品保養撥備，根據銷量以及過往有關維修及退貨之經驗，按適用情況貼現至現值而予以確認。

### 所得税

所得税包括即期及遞延税項。所得税在利潤表中確認，倘所得税關乎同一或不同期間直接於權益確認之項目，則於股東權益確認。

本期及過往期間之當期税項資產及負債乃按預期可自税務機構收回或支付予税務機構之金額列賬。

遞延税項乃採用負債法，對於結算日之資產及負債之計税基準及該等項目就財務申報之賬面值之所有暫時性差額作出撥備。

遞延税項負債就一切應課税暫時差額予以確認：

- 惟關乎商譽或於一宗並非業務合併的交易中首次確認之資產或負債且於交易時並不影響會計溢利或應課税溢利或虧損所產生之遞延税項負債除外；及

- 就與於附屬公司、聯營公司之投資以及於合營公司之權益有關之應課税暫時差額而言，除非撥回暫時差額之時間可以控制及暫時差額可能不會在可見之將來撥回。

# 財務報表附註

二零零五年十二月三十一日

## 2.4 主要會計政策概要（續）

### 建築合約

合約收入包括已訂約之合同價值及適當之工程款、賠償款及獎勵金。合約成本包括直接材料、分包成本、直接工資及適當比例之非固定和固定之經常性建築費用。

來自固定價格建築合約之收入按已完成工程百分比方法確認入賬，並有關合約當日已產生之成本佔估計總成本之比例來確定收入。

來自成本加建築合約之收入按已完成工程百分比方法確認入賬，並參考期內產生可收回成本加賺取有關費用，以截至當日已產生成本佔有關合約估計總成本計算。

管理層一旦預期有任何預見之虧損時，將對該等虧損即時作出撥備。

當合約成本加上已確認收入減虧損超出工程進度額款，超出部份列為應收合約客戶款。

當工程進度額款超出合約成本加已確認收入減虧損數額時，超出部份為應付合約客戶款。

### 現金及現金等價物

就綜合現金流量表而言，現金及現金等價物乃指手頭現金及流動存款以及於購入後三個月內到期，可隨時轉換為已知金額現金之短期高變現能力而價值改變的風險不大之投資扣除按要求償還之銀行透支，並為本集團現金管理之重要部份。

就資產負債表的分類而言，現金及現金等價物乃指並無限制用途的手頭現金、銀行結存及與現金性質相若之資金包括定期存款。

## 2.4 主要會計政策概要（續）

### 停止確認財務債項

當負債項下之責任已履行、取消或屆滿時，財務債項不再作確認。

由來自同一位貸款人而有關條款極為不同之財務債項代替現有財務債項，或對現有負債之條款作出重大修訂，上述替換或修訂被視作停止確認原有負債及確認新負債，而有關賬面值之差額於利潤表內確認。

### 發展中物業

發展中物業指發展以供出售之物業，並按成本減任何累計減值虧損列賬。成本包括於發展期間之預付地價成本，連同其他與物業發展有關之直接成本、借貸成本及專業費用。

預期可於結算日起計十二個月內完成之發展中物業均列作流動資產。

### 持作出售之物業

持作出售之物業乃按成本與可變現淨值兩者中之較低者列賬。成本包括一切發展開支、適用借貸成本及有關物業應佔之其他直接成本。可變現淨值乃按個別物業基準參考當時市價後釐定。

### 存貨

存貨按成本與可變現淨值兩者中之較低者列賬。成本以先進先出法或加權平均法計算，或如屬在製品及製成品，其成本包括直接材料、直接工資及適當比例之經常性費用。可變現淨值是根據估計售價減完成及出售所用之任何估計成本。

| 財務報表附註 |

*二零零五年十二月三十一日*

## 2.4 主要會計政策概要（續）

### 停止確認財務資產（續）

如本集團已轉讓自一項資產收取現金流量之權利，及並無轉讓或保留該資產之大部份風險及回報，亦無轉讓該資產之控制權，則該資產按本集團繼續涉及之程度而確認。以提供擔保方式繼續參與該轉讓資產，按該資產之原賬面值或本集團可能須償還之代價之最高金額（以較低者為準）確認。

本集團以沽出及／或購入期權（包括現金結算期權或類似期權）之方式繼續參與該項轉讓資產，將以本集團可購回之轉讓資產金額計量，惟就以公平值計量之資產之沽出認購期權（包括現金結算期權或類似期權）而言，本集團繼續參與該項資產之程度將以轉讓資產之公平值及期權行使價（以較低者為準）為限。

### 附息貸款及借款

所有貸款及借款最初以已收代價減直接應佔交易成本之公平價值確認。

初次確認後，附息貸款及借款其後將以實際利息法根據已攤銷之成本計算。

倘負債不作確認，盈虧將以攤銷過程於利潤表內確認。

### 可換股債券

可換股債券之債務部份扣除交易成本後於資產負債表確認為負債。發行可換股債券時，其債務部份之公平值以等同之不可換股債券之市價釐訂，該款項以已攤銷成本基準列作長期負債，直至債券被轉換或贖回為止。該等債券所得款項餘額經扣除交易成本後撥往在股東權益內確認及計入之可轉換期權內。可轉換期權的賬面值以後各年不予重新計算。

交易成本根據有關工具於首次確認時負債與權益部份之所得款項分配比例，分攤至可換股債券之負債及權益部分。

## 2.4 主要會計政策概要（續）

### 財務資產減值（續）

*以成本列賬之可供出售財務資產*

如有客觀證據顯示，因其公平值未能可靠計量而未按公平值列賬之非上市證券出現減值虧損，虧損金額按該資產之賬面值與估計未來現金流量按類似財務資產當時之市場回報率貼現之現值兩者間之差額計量。該等資產之減值虧損於利潤表內確認，且不予回撥。

*以公平值列賬之可供出售財務資產*

若可供出售之財務資產出現減值，其成本（扣除任何本金還款及攤銷）與其當前公平值之差額扣減先前於利潤表內確認之任何減值虧損後所得款額，將由投資重估儲備劃轉至利潤表。分類為可供出售之股本工具之減值虧損不得透過利潤表回撥。

### 停止確認財務資產

在下列情況下，財務資產（或（如適合）財務資產之一部份或類似財務資產組別之一部份）不再作確認：

- 收取資產所產生現金流量之權利已到期；
- 本集團保留收取資產所產生現金流量之權利，惟根據「轉付」安排有責任在並無重大延誤之情況下將有關金額全數付予第三方；或
- 本集團已轉讓收取資產所產生現金流量之權利，且(a)已轉讓資產之絕大部份風險及回報；或(b)並無轉讓或保留資產之絕大部份風險及回報，惟已轉讓資產之控制權。

| 財務報表附註 |

二零零五年十二月三十一日

## 2.4 主要會計政策概要（續）

### 投資及其他財務資產（續）

*公平值*

在管理有序之金融市場中交投活躍之投資，其公平值乃參考結算日營業時間結束時市場之買入報價釐定。就並無形成活躍市場之投資而言，其公平值乃運用估值法釐定。該等估值法包括利用近期之公平市場交易；參照其他大致相同之工具之現行市值；折現現金流量分析；及期權定價模式。

### 財務資產減值

本集團會於各結算日評估是否存在客觀證據，證明某項財務資產或財務資產組別出現減值。

*以攤銷成本列賬之資產*

如有客觀證據顯示以攤銷成本列賬之貸款及其他應收款項出現減值虧損，減值虧損以資產之賬面值與估計未來現金流量（不包括尚未發生之未來信貸虧損）按財務資產原始實際利率（即首次確認時計算之實際利率）貼現之現值兩者間之差額計量。資產之賬面值可直接或透過使用備抵科目沖減。有關減值虧損在利潤表內確認。

本集團首先就個別重大和非個別重大之財務資產分別作個別和綜合評估，以確定是否有客觀證據證明出現減值。如個別評估之財務資產被釐定為並無客觀證據證明出現減值，則無論該項資產個別重要與否，均被歸入具有類似信貸風險特徵之財務資產組別內，並作綜合減值評估。作個別減值評估而減值被或持續被確認之資產不會包括在綜合減值評估內。

若在隨後期間內，減值虧損金額減少，而有關減值虧損減少客觀上與減值確認後發生之事項有所關連，則之前確認之減值虧損將可撥回。隨後期間撥回之任何減值虧損在利潤表內確認，惟以有關資產之賬面值在回撥當日不超過其攤銷成本為限。

## 2.4 主要會計政策概要（續）

### 投資及其他財務資產

屬於香港會計準則第39號範圍內之財務資產 為公平值變動於損益反映之財務資產、貸款及應收款項或可供出售之財務資產（如適合 產於首次確認時，乃按公平值加（倘投資並非以公平值變動於損益反映）直接應佔交易 本集團在初步確認後確定其財務資產之分類，並於允許及適當情況下在結算日重估此

所有以正常方式購買及銷售之財務資產於交易 集團承諾購買資產當日）確認，正常買賣指規定資產於特定期間內（一般由規例或市場慣 ）付運之財務資產買賣。

*公平值變動於損益反映之財務資產*

分類為持有作買賣用途之財務資產劃入「公平值 損益反映之財務資產」類別。倘收購該等財務資產旨在於近期內將其轉售，則有關財務資產 為持有作買賣用途。持有作買賣用途投資之盈虧將於利潤表內確認。

*貸款及應收款項*

貸款及應收款項乃是有固定或可確定付款金額而非在 個活躍市場上市之非衍生財務資產。該等資產以實際利息法根據已攤銷之成本列賬。當貸款及 收款項不作確認或減值，盈虧將以攤銷過程於利潤表內確認。

*可供出售之財務資產*

可供出售之財務資產指分類為可供出售或並無歸入任何其他兩個類別之上市及非上市證券之非衍生財務資產。於初次確認後，可供出售之財務資產乃按公平值列賬，而有關盈虧確認為投資重估儲備變動，直至投資不再被確認或被釐定為出現減值，則先前計入投資重估儲備之累計盈虧於利潤表內處理。

當非上市證券之公平值由於(a)該項投資之合理公平值估計範圍之變動實屬重大，或(b)上述範圍內之各種估價之概率未能合理評估及用以估算公平值，而未能可靠計算時，該等證券按成本減任何累計減值虧損列賬。

| 財務報表附註 |

二零零五年十二月三十一日

## 2.4 主要會計政策概要（續）

### 無形資產（商譽除外）（續）

*特許經營權*

特許經營權指經營自來水廠、收費公路及於一個景點區售賣門票之權利，乃按成本減累計攤銷及任何累計減值虧損列賬。攤銷以直線法於本集團獲授予介乎20年至40年特許經營權相關期間作出撥備。

*管理信息系統*

管理信息系統乃按成本減累計攤銷及任何累計減值虧損列賬。攤銷乃根據為期十年之估計可使用年期以直線法提呈撥備。

*許可證權*

許可證權以成本減累計攤銷及任何累計減值虧損列賬，並以直線法在估計五至十年之可使用年期攤銷。

*研究和開發成本*

所有研究成本於產生時在利潤表扣除。

只有在本集團可展示完成該項目所產生之無形資產之技術切實可行，以便可供使用或出售；其完成有關資產之意向及使用或出售有關資產之能力；有關資產將帶來之未來經濟效益；完成該項目所需資源之供給能力；及可靠地估算開發過程所產生開支之能力時，方會將開發新產品項目所產生之開支撥充資本或遞延入賬。未能符合該等條件之產品開發開支將於產生時列作開支。

遞延開發成本以成本減累計攤銷及任何累計減值虧損列賬，並從相關產品之商業化生產日期起以直線法於其商業化壽命中攤銷，惟以二十年為上限。

## 2.4 主要會計政策概要（續）

### 租賃

資產所有權之大部份回報與風險仍歸於出租人之租賃則為經營租賃。倘若本集團是出租人，由本集團根據經營租賃出租之資產會納入非流動資產，而根據經營租賃項下應收之租金會於租賃期以直線法計入利潤表。倘若本集團是承租人，經營租賃項下應付之租金（扣減出租人提供之任何優惠）會於租賃期以直線法在利潤表內扣除。

經營租賃項下之預付土地租金初次按成本列賬，其後則於租賃期以直線法確認。倘租賃預付款無法於土地與樓宇部份兩者間可靠地分攤，全部租賃預付款會視作物業、廠房及設備之融資租賃，納入樓宇之成本內。

### 無形資產（商譽除外）

無形資產之使用年期可按有限年期或無限年期評估。使用年期有限之無形資產按可使用經濟年期攤銷，並於有跡象顯示無形資產可能出現減值時，評估資產減值。使用年期有限之無形資產之攤銷年期及攤銷方法，至少會於各結算日進行檢討。

使用年期無限之無形資產個別地或按產生現金單位每年作減值測試。該等無形資產不予攤銷。使用年期無限之無形資產會就使用年期每年進行檢討，以釐定無限使用年期之評估是否仍然適合。倘不適合，使用年期評估將由無限年期改為有限年期，並按預期基準入賬。

無形資產於出售時或當預期其用途及出售不會帶來未來經濟利益時不作確認。於無形資產不作確認期間在利潤表確認之出售或報廢產生之任何收益或虧損，乃出售所得淨額與有關無形資產之賬面值之差額。

# | 財務報表附註 |

二零零五年十二月三十一日

## 2.4 主要會計政策概要（續）

### 投資物業（續）

倘本集團擁有之自置物業轉變為投資物業，物業在改變用途當日之賬面值與公平值之任何差額按以下方式入賬：

(a) 因此導致物業賬面值之任何減少，在改變用途當發生期間之利潤表中確認。

(b) 因此產生之任何賬面值增加計入利潤表，惟增加之數額僅限於抵銷先前就該物業確認之減值虧損，或致令該物業之賬面值回升至倘過往年度並無就該物業確認減值虧損而可能釐定之金額（扣除任何折舊）；而餘下賬面值增額則直接計入權益項下之物業重估儲備。於其後出售該物業時，變現之物業重估儲備相關部份將轉撥至保留溢利，入賬列作儲備變動。

由存貨轉往至投資物業時，該物業於該日之公平值與其先前賬面值之任何差額在利潤表中確認。

本集團完成自建投資物業之建築工程或開發後，該物業於落成當日之公平值與其先前賬面值之任何差額於利潤表中確認。

### 持作出售之非流動資產及出售組別

倘非流動資產及出售組別之賬面值將主要藉一項出售交易而非透過持續使用收回時，則分類為持作出售。在此情況下，該資產或出售組別可按當前狀況即時出售，惟僅須受出售該等資產或出售組別之一般及慣用條款所規限，且實現其出售之概率必須極高。

分類為持作出售之非流動資產及出售組別（投資物業、遞延稅項資產及財務資產除外），按其賬面值及公平值減銷售成本兩者間之較低者列賬。

## 2.4 主要會計政策概要 *(續)*

### 物業、廠房及設備(前稱「固定資產」)及折舊 *(續)*

*在建工程*

在建工程指在建中或安裝中之樓宇、建築物、廠房及機器及其他物業、廠房及設備,並按成本減任何累計減值虧損列賬,並且不予折舊。成本包括建造、安裝及測試之直接成本,以及在建造或安裝期間與所借資金有關之已資本化之借貸成本。當在建工程竣工和可供使用時,即會被重新分類至物業、廠房及設備或投資物業中之適當類別。

### 投資物業

投資物業指持有以賺取租金收入及/或資本增值,而並非持有作生產或供應貨物或服務或行政用途,或持有於日常業務過程中銷售之土地及樓宇之權益(包括於符合投資物業定義之物業經營租賃項下之租賃權益)。有關物業初步按成本(包括交易成本)計值,且不予折舊。於初步確認後,投資物業按反映結算日市況之公平值列賬。

投資物業公平值變動所產生之收益或虧損乃在其產生期間計入利潤表。

投資物業報廢或出售產生之任何收益或虧損,乃於報廢或出售期間之利潤表中確認。

由投資物業轉往自置物業或存貨,作為物業日後會計之被認定成本乃是在改變用途當日之公平值。

| 財務報表附註 |

*二零零五年十二月三十一日*

## 2.4 主要會計政策概要（續）

### 物業、廠房及設備（前稱「固定資產」）及折舊（續）

*其他物業、廠房及設備（續）*

高速公路及有關建築物之折舊乃採用使用單位基準計算。年度總折舊乃根據該年度實際交通流量佔餘下租賃期間預計高速公路總交通流量之比例釐定。

其他物業、廠房及設備之折舊乃以直線法於估計可使用年期撇減每項物業、廠房及設備之成本至其估計剩餘價值而計算，所用之主要折舊年率如下：

| | |
|---|---|
| 樓宇 | 2%－10% |
| 租賃物業裝修 | 按租約年期或五年至十年，以較短期間者為準 |
| 廠房及機器 | 5%－20% |
| 傢俬、裝置及辦公室設備 | 10%－20% |
| 汽車 | 10%－20% |

當一項物業、廠房及設備之各部份有著不同之可使用年期，該項目之成本將按合理基準分攤至各部份，而各部份將作個別折舊。

剩餘價值、可使用年期和折舊方法於每個結算日進行檢討和調整（如適合）。

一項物業、廠房及設備於出售或經其使用或出售而預期不再有經濟效益時，將被終止確認。於資產被終止確認期間之利潤表內確認之出售或報廢損益，為有關資產之出售所得淨額與賬面值之差額。

## 2.4 主要會計政策概要（續）

### 物業、廠房及設備（前稱「固定資產」）及折舊（續）

*酒店物業（續）*

由於重估而導致之酒店物業賬面值變動作為物業重估儲備變動處理。倘若儲備未足以抵銷虧絀，虧絀超出部份於利潤表扣除。任何日後重估盈餘以先前扣除虧絀為限計入利潤表。

酒店物業之折舊依據直線法計算，以撇銷每項酒店物業於其40年估計可使用年期之估值。

當終止確認酒店物業時，就先前估值變現之物業重估儲備之有關部份作為儲備變動轉撥往保留溢利。

*其他物業、廠房及設備*

其他物業、廠房及設備按成本減累計折舊及任何累計減值虧損列賬。倘一項物業、廠房及設備分類為持作出售或屬於分類為持作出售之出售組別之一部份，則不予折舊，並根據香港財務報告準則第5號「持作出售之非流動資產及已終止經營業務」處理，詳情載於有關「持作出售之非流動資產及出售組別」之會計政策。

一項物業、廠房及設備之成本包括其購買價及將資產達至運作狀況及位置，以作其預定用途所產生之任何直接應計成本。物業、廠房及設備開始運作後所產生之支出，如保養維修，一般於產生期間在利潤表中扣除。若在可清楚顯示該等費用引致未來使用物業、廠房及設備時會帶來額外經濟利益，且該項物業、廠房及設備之成本能可靠地計算，則該等費用將被資本化，作為該資產之額外成本或重置成本。

| 財務報表附註 |

*二零零五年十二月三十一日*

## 2.4 主要會計政策概要（*續*）

### 資產減值（*續*）

當資產之賬面值超過其可收回金額時，方會確認減值虧損。於評估資產之使用價值時，估計未來現金流量按反映當時市場對貨幣時間價值之估計及該項資產之特有風險之除稅前折現率貼現為現值。減值虧損乃於產生期間在利潤表中扣除，惟倘該項資產以重估值列值，則會根據用於該項重估資產之有關會計政策計算減值虧損。

公司會於各個報告日評估是否有跡象顯示先前確認之減值虧損已不再存在或可能減少。倘出現該等跡象，則會估計資產之可收回金額。當用以釐定資產(商譽除外)可收回金額之估計方法有變時，方會撥回先前確認之減值虧損，惟撥回之金額不可超逾假設過往年度並無就該項資產確認減值虧損而釐定之賬面值(扣除任何折舊／攤銷)。撥回之減值虧損乃於產生期間計入利潤表，惟倘該項資產以重估值列值，則會根據用於該項重估資產之有關會計政策計算減值虧損之撥回數額。

### 物業、廠房及設備（前稱「固定資產」）及折舊

*酒店物業*

酒店物業指於酒店建築物及用於經營酒店之整體固定廠房之權益。於初步按成本確認後，酒店物業按重估金額（即於重估日期之公平值減該物業任何其後累計折舊及累計減值虧損）入賬。公平值根據各財政年度止進行之年度專業估值基準得出之公開市值釐定。重估日期之累計折舊於酒店物業總賬面值對銷以及淨額重列為酒店物業重估值。

# 財務報表附註

二零零五年十二月三十一日

## 2.4 主要會計政策概要（續）

### 商譽（續）

*先前於綜合資本儲備撇銷之商譽*

於二零零一年採納會計實務準則第30號「業務合併」之前，收購所產生之商譽會在收購年度內於綜合資本儲備撇銷。於採納香港財務報告準則第3號之後，當與商譽有關之全部或部份業務被出售或當與商譽有關之產生現金單位出現減值時，則該商譽保留在綜合資本儲備內撇銷，並作為儲備變動轉撥往保留溢利。

### 超出業務合併成本之盈餘

本集團於被收購公司之可辨認資產、負債及或然負債公平淨值之權益超出收購附屬公司、共同控制公司及聯營公司之成本之任何差額（經重估），即時於利潤表內確認。

就收購共同控制公司及聯營公司產生之盈餘部份，於收購該等投資當期計入本集團應佔共同控制公司及聯營公司之溢利或虧損。

### 資產減值

倘出現減值跡象或須對資產進行年度減值測試（分類為存貨、建築合約資產、遞延稅項資產、財務資產、投資物業、商譽及非流動資產／出售組別除外），則會估計資產之可收回金額。資產之可收回金額乃按資產或產生現金之單位使用價值及其公平值減銷售成本兩者中之較高者計算，並且就個別資產釐定，如果資產並不產生大部份獨立於其他資產及資產組合之現金流入，可收回金額則就資產所屬之產生現金單位釐定。

# 財務報表附註

*二零零五年十二月三十一日*

## 2.4 主要會計政策概要（*續*）

### 商譽

收購附屬公司、共同控制公司及聯營公司產生之商譽，乃指業務合併成本超逾本集團於收購當日所購入之被收購可辨別資產及所承擔之負債及或然負債之公平值淨額之差額。

*協議日期為二零零四年一月一日或之後之收購產生之商譽*

收購產生之商譽於綜合資產負債表內確認為資產，並按成本初次確認，其後則按成本減任何累計減值虧損列賬。至於共同控制公司及聯營公司，商譽計入其本身賬面值之內，而非作為分開辨別之資產在綜合資產負債表列值。

商譽之賬面值會於每年作減值評估或倘發生顯示賬面值可能減值之事件或情況轉變時作減值評估次數會較頻密。

為進行減值測試，業務合併收購之商譽自收購日期起分配予預期可從合併產生之協同效應獲益之本集團各產生現金單位或產生現金單位組別，無論本集團之其他資產或負債是否分配至該等產生現金單位或產生現金單位組別。按上述方式獲分配商譽之各單位或單位組別：

- 為本集團內就內部管理目的對商譽進行監控之最小單位；及

- 不得大於根據香港會計準則第14號「分類報告」釐定之本集團主要或次要呈報方式劃分之分類。

減值乃按評估產生現金單位（產生現金單位組合）之可收回金額與商譽有關之金額釐定。當產生現金之單位（產生現金單位組合）之可收回金額少於賬面值，減值虧損予以確認。

當商譽構成產生現金單位（產生現金單位組合）之一部份及產生現金單位內部份業務出售時，則於釐定出售業務之盈虧時，商譽連同出售之業務計入業務之賬面值。於此情況下出售之商譽按出售業務相對價值及產生現金單位之保留部份之基準計算。

已確認之商譽減值虧損不得於往後期間撥回。

## 2.4 主要會計政策概要 *(續)*

### 關連人士

在以下情況一方將被視為本集團的關連方:

(a) 該一方直接或間接透過一間或多間中間控股公司:(i)控制本集團、被本集團控制、或與本集團受共同控制;(ii)於本集團擁有權益,因而可對本集團施以重大影響;或(iii)共同控制本集團;

(b) 該一方為共同控制公司;

(c) 該一方為聯營公司;

(d) 該一方為本集團或其母公司之關鍵管理層成員;

(e) 該一方為(a)或(d)項所述任何人士家族之親密成員;

(f) 該一方為(d)或(e)項所述之任何人士直接或間接控制、共同控制或可施行重大影響力之實體或享有重大投票權之實體;或

(g) 該一方向本集團僱員或本集團關連方之任何公司提供僱員退休福利計劃。

| 財務報表附註 |

二零零五年十二月三十一日

## 2.4 主要會計政策概要（續）

### 共同控制公司

共同控制公司屬合營公司，受到共同控制，故此參與之任何一方均不得單方面控制該共同控制公司之經濟活動。

本集團應佔共同控制公司之收購後業績及儲備分別包括在綜合利潤表及綜合儲備內。倘溢利攤分比率與本集團於該共同控制公司之股權比率不同，則所佔共同控制公司之收購後業績按議定之溢利攤分比率釐定。在綜合資產負債表中，本集團之共同控制公司權益乃採用權益會計法，按本集團應佔之資產淨值減任何累計減值虧損後列賬。於收購共同控制公司所產生並於過往並未在綜合儲備中撇銷的商譽，將計入本集團之共同控制公司權益，同時亦已為可能存在任何不相同之會計政策保持一致而作出調整。

共同控制公司計入本公司利潤表內之業績，以本公司已收及應收之股息為限。本公司之共同控制公司權益被視為非流動資產，並且按成本減任何累計減值虧損列賬。

### 聯營公司

聯營公司（非附屬公司或共同控制公司）為本集團持有其一般不少於20%投票權之長期股本權益，並可對其施以重大影響之實體。

本集團應佔聯營公司之收購後業績及儲備分別包括在綜合利潤表及綜合儲備內。倘溢利攤分比率與本集團於該聯營公司之股權比率不同，則所佔聯營公司之收購後業績按議定之溢利攤分比率釐定。在綜合資產負債表中，本集團之聯營公司權益乃採用權益會計法，按本集團應佔之資產淨值減任何累計減值虧損後列賬。於收購聯營公司所產生並於過往並未在綜合資本儲備中撇銷之商譽，將計入本集團之聯營公司權益，同時亦已為可能存在任何不相同之會計政策保持一致而作出調整。

聯營公司計入本公司利潤表內之業績，以本公司已收及應收之股息為限。本公司之聯營公司權益被視為非流動資產，並且按成本減任何累計減值虧損列賬。

## 2.4 主要會計政策概要(續)

### 合營公司

合營公司乃一間根據合約安排而成立之實體,本集團據此聯同其他各方進行經濟活動。合營公司以一個獨立實體經營,而本集團與其他各方均擁有其權益。

各合營者間之合營協議訂明各合營者於合營公司之出資額、合營公司經營之年期及在其解散時變現資產之基準。經營合營公司所得溢利和虧損及任何剩餘資產之分派由各合營者按各自之出資額比例或按照合營協議之條款而攤分。

合營公司於下列情況下被視為:

(a) 附屬公司:當本集團/本公司直接或間接控制其半數以上投票權或已發行股本或控制其董事會之組成;

(b) 共同控制公司:如本集團/本公司對該合營公司並無單方面控制權,但可直接或間接共同控制該合營公司;

(c) 聯營公司:如本集團/本公司不可單方面或共同控制該合營公司,惟通常直接或間接持有其不少於20%之註冊資本,並可對該合營公司行使重大影響力;或

(d) 根據香港會計準則第39號入賬之可供出售財務資產:如本集團/本公司直接或間接持有該合營公司不足20%之註冊資本,且不可共同控制該合營公司或對其行使重大影響力。

| 財務報表附註 |

二零零五年十二月三十一日

## 2.3 已頒佈但仍未生效之香港財務報告準則之影響（續）

根據香港會計準則第39號對財務擔保合約作出之修訂，財務擔保合約起初乃按公平值予以確認，並其後乃以(i)根據香港會計準則第37號釐訂之金額；及(ii)最初確認之金額扣除根據香港會計準則第18號所確認之累計攤銷（倘適用），以較高者為準作計量。

香港會計準則第19號（修訂本）、香港會計準則第39號（修訂本）對預測集團內交易之現金流量對沖會計法、香港財務報告準則第1及6號（修訂本）、香港財務報告準則第6號、香港（國際財務報告詮釋委員會）－詮釋第5號、香港（國際財務報告詮釋委員會）－詮釋第6號及香港（國際財務報告詮釋委員會）－詮釋第7號均不適用於本集團之業務活動。而香港（國際財務報告詮釋委員會）－詮釋第6號及香港（國際財務報告詮釋委員會）－詮釋第7號則分別適用於二零零五年十二月一日及二零零六年三月一日或之後開始之年度。

香港會計準則第21號（修訂本）規定確認有關外國業務淨投資之滙兑差額之會計處理方法。

除上文所述者外，本集團預期採納上文所列頒佈的財務報告準則，將不會對本集團首次應用期間之財務報表造成重大影響。

## 2.4 主要會計政策概要

### 附屬公司

附屬公司為本公司直接或間接控制其半數以上投票權或已發行股本或控制其董事會組成之實體。

附屬公司計入本公司利潤表之業績，以已收及應收之股息為限。本公司之附屬公司權益乃按成本減任何累計減值虧損後列賬。

## 2.3 已頒佈但仍未生效之香港財務報告準則之影響

本集團仍未在此等財務報表中應用以下已頒佈但尚未生效之新訂及經修訂香港財務報告準則。除另有指明者外，此等香港財務報告準則於二零零六年一月一日或之後開始之年度起生效：

| | |
|---|---|
| • 香港會計準則第1號(修訂本) | 「資本披露」 |
| • 香港會計準則第19號(修訂本) | 「精算盈虧、集團計劃及披露」 |
| • 香港會計準則第21號(修訂本) | 「外國業務淨投資」 |
| • 香港會計準則第39號(修訂本) | 「預測集團內交易的現金流量對沖會計法」 |
| • 香港會計準則第39號(修訂本) | 「公平值選擇」 |
| • 香港會計準則第39號及香港財務報告準則第4號(修訂本) | 「財務擔保合約」 |
| • 香港財務報告準則第1及6號(修訂本) | 「首次採納香港財務報告準則以及勘探及評估礦物資源」 |
| • 香港財務報告準則第6號 | 「勘探及評估礦物資源」 |
| • 香港財務報告準則第7號 | 「金融工具：披露」 |
| • 香港(國際財務報告詮釋委員會)－詮釋第4號 | 「釐訂一項安排是否包含租賃」 |
| • 香港(國際財務報告詮釋委員會)－詮釋第5號 | 「終止運作、復原及環境修復基金產生權益之權利」 |
| • 香港(國際財務報告詮釋委員會)－詮釋第6號 | 「參與特定市場所產生之負債－廢棄電力及電子設備」 |
| • 香港(國際財務報告詮釋委員會)－詮釋第7號 | 「採用根據香港會計準則第29號惡性通脹經濟財務申報之重列處理法」 |

香港會計準則第1號(修訂本)適用於二零零七年一月一日或之後開始之年度。經修訂之準則將影響以下事項之披露：有關本集團管理資本之目標、政策及程序之定性資料披露；有關本公司視為資本項目之量化數據披露；以及是否符合任何資本規定及不符合有關規定之後果。

香港財務報告準則第7號將取代香港會計準則第32號，並已修改香港會計準則第32號對金融工具之披露要求。此項香港財務報告準則適用於二零零七年一月一日或之後開始之年度。

## 2.2 新訂及經修訂香港財務報告準則之影響

以下為於本年度生效且與本集團相關之新訂及經修訂之香港財務報告準則，並已用於編製此等財務報表：

| | |
|---|---|
| • 香港會計準則第1號（經修訂） | 「財務報表之呈列」 |
| • 香港會計準則第16號（經修訂） | 「物業、廠房及設備」 |
| • 香港會計準則第27號（經修訂） | 「綜合及獨立財務報表」 |
| • 香港會計準則第39號（經修訂） | 「金融工具：確認及計量」 |
| • 香港會計準則第40號（經修訂） | 「投資物業」 |
| • 香港財務報告準則第3號（經修訂） | 「業務合併」 |
| • 香港－詮釋第4號 | 「租賃－釐訂香港土地租賃租期期限」 |

新訂及經修訂香港財務報告準則對本集團及本公司之會計政策，以及對本集團及本公司財務報表之計算方法，並無構成重大影響。

## 2.1 編製基準

本財務報表已經遵照香港會計師公會頒佈之香港財務報告準則(「香港財務報告準則」)(包括香港會計準則(「香港會計準則」)及詮釋)、香港公認會計原則以及公司條例之規定而編製。除財務報告附註2.4所詳述之(i)週期性重估酒店及投資物業以及按公平值計算之若干財務資產;及(ii)一出售集團及持作出售之非流動資產按賬面值及公平值扣除出售成本兩者之較低者列賬外,其他項目均根據慣用之歷史成本法編製。此等財務報表乃以港元(「港元」)列示,所有金額均四捨五入至千位數(千港元)之最接近值,惟另作說明者則除外。

### 綜合賬目基準

綜合財務報表包括本公司及其附屬公司截至二零零五年十二月三十一日止年度之財務報表並已為可能存在任何不相同之會計政策保持一致而作出調整。附屬公司之業績自收購日期(即本集團取得控制權之日期)起開始綜合入賬,並於截至有關控制權終止之前繼續綜合入賬。本集團內公司間之所有重大交易及結餘於綜合賬目時對銷。

年內對附屬公司之收購已採用會計購買法入賬。此方法涉及將業務組合之成本分配至所購入資產及所承擔之負債及或然負債於收購日期之公平值。收購之成本乃按照於交易日期所支付的資產、所發行之股本工具及所產生或所承擔負債之公平值,另加因收購而產生之直接成本計量。

少數股東權益指外界股東在本公司附屬公司業績及資產淨值之應佔權益。

# 財務報表附註

二零零五年十二月三十一日

## 1. 公司資料

北京控股有限公司(「本公司」)為一間在香港註冊成立之有限公司。

本公司及其附屬公司(統稱「本集團」)於本年度主要從事下列業務:

- 於北京及中華人民共和國(「中國」)其他省份生產、分銷和銷售消費品,包括啤酒及加工食品
- 投資交通基建項目,包括連接首都機場及北京市中心之首都機場高速公路,以及位於中國深圳市之深圳石觀公路
- 於北京觀光區八達嶺長城(年內已終止此項業務-附註52(b)(v))及龍慶峽提供旅遊服務
- 於中國北京提供酒店服務(年內已終止此項業務-附註52(b)(v))
- 於北京及中國若干其他城市提供零售服務
- 於北京及香港投資商業和住宅物業
- 於北京經營自來水淨化業務和自來水廠
- 物業建造及發展
- 提供電訊及資訊科技(「資訊科技」)相關服務
- 建造地熱系統以及提供相關安裝服務
- 於中國、泰國、印尼、星加坡及馬來西亞經營餐飲業務

於二零零五年十二月三十一日及截止本財務報表批准日,本公司之即時控股公司是在英屬處女群島註冊成立之北京企業投資有限公司。董事認為最終控股公司為於香港註冊成立之京泰實業(集團)有限公司(「京泰集團」)。

# 資產負債表

*二零零五年十二月三十一日*

| | 附註 | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
|---|---|---|---|
| **資產** | | | |
| 非流動資產： | | | |
| 物業、廠房及設備 | 14 | **41,994** | 40,668 |
| 投資物業 | 15 | **134,000** | 134,000 |
| 附屬公司權益 | 19 | **5,059,879** | 5,915,236 |
| 共同控制公司權益 | 20 | **(13,616)** | (789) |
| 聯營公司權益 | 21 | **46,168** | 145,247 |
| 其他應收款項 | 29 | **139,944** | 4,055 |
| 可供出售之財務資產 | 23 | **141,437** | 80,462 |
| 非流動資產總額 | | **5,549,806** | 6,318,879 |
| 流動資產： | | | |
| 應收貿易賬項及應收票據 | 28 | **4,844** | 3,742 |
| 其他應收款項 | 29 | **236,080** | 178,477 |
| 公平值變動於損益反映之財務資產 | 31 | **34,629** | 37,091 |
| 現金及現金等價物 | 32 | **192,507** | 489,459 |
| 流動資產總額 | | **468,060** | 708,769 |
| **資產總值** | | **6,017,866** | 7,027,648 |
| **權益及負債** | | | |
| 權益： | | | |
| 已發行股本 | 34 | **62,250** | 62,250 |
| 儲備 | 36(b) | **5,059,078** | 5,357,018 |
| 建議派發末期股息 | 12 | **124,500** | 124,500 |
| **總權益** | | **5,245,828** | 5,543,768 |
| 非流動負債： | | | |
| 銀行及其他借貸 | 37 | **–** | 1,400,850 |
| 流動負債： | | | |
| 銀行及其他借貸 | 37 | **664,775** | – |
| 其他應付款項及應計負債 | 42 | **97,617** | 73,906 |
| 應繳税項 | 43 | **9,646** | 9,124 |
| 流動負債總額 | | **772,038** | 83,030 |
| **負債總值** | | **772,038** | 1,483,880 |
| **總權益及負債** | | **6,017,866** | 7,027,648 |

*董事*
**衣錫群**

*董事*
**張虹海**

# 綜合現金流量表

*截至二零零五年十二月三十一日止年度*

| | 附註 | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
|---|---|---|---|
| **現金及現金等價物增加／(減少)淨額** | | **(146,700)** | 424,894 |
| 年初之現金及現金等價物 | | **3,507,843** | 3,083,000 |
| 滙率變動之影響淨額 | | **56,431** | (51) |
| **年終之現金及現金等價物** | | **3,417,574** | 3,507,843 |
| **現金及現金等價物結餘之分析** | | | |
| 現金及銀行結餘 | 32 | **2,917,382** | 2,990,437 |
| 現金等價物 | 32 | **59,326** | 41,136 |
| 定期存款 | 32 | **581,588** | 1,163,802 |
| 已終止經營之業務所佔現金及現金等價物 | 10(b) | **–** | 134,597 |
| | | **3,558,296** | 4,329,972 |
| *減：*已抵押銀行結餘 | 22 | **(50,241)** | (53,911) |
| 於收購時到期日超過三個月之定期存款 | | **(90,481)** | (768,218) |
| | | **3,417,574** | 3,507,843 |

# 綜合現金流量表

*截至二零零五年十二月三十一日止年度*

| | 附註 | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
|---|---|---|---|
| **投資業務之現金流量** | | | |
| 購買物業、廠房及設備 | 6, 14 | **(1,366,308)** | (1,058,061) |
| 出售物業、廠房及設備所得款項 | | **52,895** | 121,906 |
| 出售投資物業所得款項 | | **3,474** | 6,679 |
| 購買其他無形資產 | 18 | **(2,668)** | (15,642) |
| 收購附屬公司 | 44 | **(77,326)** | 223,920 |
| 收購少數股東權益 | | **(1,874)** | (27,382) |
| 出售附屬公司 | 45 | **80,675** | (14,333) |
| 收購及增加共同控制公司及聯營公司投資 | | **(47,369)** | (258,166) |
| 出售共同控制公司及聯營公司權益之所得款項 | | **392,277** | 355,722 |
| 收購公司權益而已付之按金 | 29(a)(ii) | **(36,743)** | (156,827) |
| 應收／應付共同控制公司及聯營公司款項（增加）／減少淨額 | | **18,880** | (7,422) |
| 購買可供出售之財務資產 | | **(133,891)** | (10,828) |
| 出售可供出售之財務資產所得款項 | | **1,814** | 41,512 |
| 於收購時三個月後到期之定期存款減少／（增加） | | **677,737** | (142,926) |
| 已抵押銀行結餘減少 | | **3,670** | 10,620 |
| 已收利息 | | **58,132** | 44,751 |
| 已收投資收入 | | **3,271** | 3,053 |
| 投資業務之現金流出淨額 | | **(373,354)** | (883,424) |
| **融資活動之現金流量** | | | |
| 少數股東繳入之股本 | | **19,917** | 80,870 |
| 新增貸款 | | **2,500,426** | 2,886,896 |
| 償還貸款 | | **(3,536,684)** | (2,549,491) |
| 已付利息 | 6 | **(156,524)** | (139,152) |
| 已付股息 | | **(186,750)** | (174,300) |
| 付予少數股東之股息 | | **(71,643)** | (94,773) |
| 融資活動之現金流入／（流出）淨額 | | **(1,431,258)** | 10,050 |

# 綜合現金流量表

*截至二零零五年十二月三十一日止年度*

| | 附註 | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
|---|---|---|---|
| **經營業務之現金流量** | | | |
| 營運資金變動前之經營溢利 | | **1,605,053** | 1,612,619 |
| 預付土地租金減少 | | **64,049** | 15,709 |
| 發展中物業增加 | | **(190,269)** | (11,058) |
| 持作出售之物業減少 | | **23,584** | 465,786 |
| 存貨增加 | | **(220,048)** | (305,424) |
| 應收合約客戶款項增加 | | **(8,323)** | (10,165) |
| 應收貿易賬項及應收票據增加 | | **(143,136)** | (207,404) |
| 其他應收款項增加 | | **(88,085)** | (302,687) |
| 購買公平值變動於損益反映之財務資產 | | **(6,871)** | (40,082) |
| 出售公平值變動於損益反映之財務資產所得款項 | | **9,464** | 34,916 |
| 可收回税項增加 | | **(17,355)** | (1,240) |
| 應付貿易賬項及應付票據增加 | | **340,926** | 108,220 |
| 應付合約客戶款項增加 | | **(3,190)** | 25,954 |
| 其他應付款項及應計負債增加 | | **385,268** | 36,749 |
| 其他應繳税項增加／(減少) | | **49,008** | (5,096) |
| 其他長期負債增加／(減少) | | **24,216** | (29,787) |
| 滙兑調整 | | **10,981** | 896 |
| 經營業務產生之現金 | | **1,835,272** | 1,387,906 |
| 已收共同控制公司及聯營公司派發之股息 | | **25,405** | 98,978 |
| 已繳香港利得税 | | **(590)** | (712) |
| 已繳中國大陸所得税 | | **(201,078)** | (187,418) |
| 已繳海外所得税 | | **(1,097)** | (486) |
| 經營業務之現金流入淨額 | | **1,657,912** | 1,298,268 |

# 綜合現金流量表

*截至二零零五年十二月三十一日止年度*

| | 附註 | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
|---|---|---|---|
| **經營業務之現金流量** | | | |
| 稅前溢利 | | **889,895** | 894,229 |
| 調整： | | | |
| 投資物業之公平值收益淨額 | | **(13,635)** | (13,785) |
| 財務費用 | 6 | **156,220** | 138,048 |
| 應佔共同控制公司及聯營公司盈虧 | | **5,099** | (107,628) |
| 折舊 | 5 | **594,861** | 592,985 |
| 特許經營權攤銷 | 5 | **102,605** | 101,367 |
| 管理信息系統攤銷 | 5 | **1,887** | 1,886 |
| 許可證權攤銷 | 5 | **1,491** | 1,435 |
| 物業、廠房及設備減值 | 5 | **3,780** | 29,386 |
| 商譽減值 | 5 | **59,658** | 17,512 |
| 許可證權減值 | 5 | **12,000** | – |
| 遞延開發成本減值 | 5 | **5,870** | – |
| 可供出售財務資產減值 | 5 | **1,083** | 44,300 |
| 應收一間聯營公司款項減值 | 5 | **4,500** | 474 |
| 應收貿易賬款減值 | 5 | **48,398** | 34,855 |
| 應收其他款項減值 | 5 | **22,445** | 60,300 |
| 利息收入 | 4 | **(73,165)** | (44,751) |
| 投資收入 | 4 | **(3,271)** | (3,053) |
| 超出收購一間附屬公司及少數股東權益成本之部份 | 4 | **(3,677)** | (35,767) |
| 出售物業、廠房及設備之虧損淨額 | 5 | **5,556** | 14,370 |
| 出售投資物業之收益 | 4 | **(2,466)** | (238) |
| 出售附屬公司權益之（收益）／虧損淨額 | 5 | **(81,097)** | 6,433 |
| 視作出售一間附屬公司權益之收益 | 4 | **(14,498)** | (20,715) |
| 出售共同控制公司權益之收益 | 4 | **(120,273)** | – |
| 視作出售一間共同控制公司權益之虧損 | 5 | **316** | 680 |
| 出售聯營公司權益之收益 | 4 | **–** | (96,766) |
| 視作出售一間聯營公司權益之（收益）／虧損 | 5 | **927** | (369) |
| 出售可供出售財務資產之收益 | 4 | **(1,514)** | (6,298) |
| 出售公平值變動於損益反映之財務資產之收益淨額 | 4 | **(2,074)** | (841) |
| 公平值變動於損益反映之財務資產之公平值虧損淨額 | 5 | **4,132** | 4,570 |
| 營運資金變動前之經營溢利 | | **1,605,053** | 1,612,619 |

# 綜合股東權益變動表

*截至二零零五年十二月三十一日止年度*

| | 附註 | 歸屬於本公司股東 | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 已發行股本 | 股份溢價賬 | 資本儲備 | 物業重估儲備 | 投資重估儲備 | 匯兌波動儲備 | 中國儲備金 | 保留溢利 | 建議派發末期股息 | 總額 | 少數股東權益 | 總權益 |
| | | 千港元 | 千港元 | 千港元 (附註36(a)(iii)) | 千港元 | 千港元 | 千港元 | 千港元 (附註36(a)(ii)) | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| 於二零零五年一月一日 | | 62,250 | 4,839,497 | (210,685) | - | - | 32,287 | 620,601 | 2,412,648 | 124,500 | 7,881,098 | 3,720,099 | 11,601,197 |
| 滙兌調整 | | - | - | - | - | - | 141,984 | - | - | - | 141,984 | 72,145 | 214,129 |
| 轉撥往投資物業時樓宇重估之公平值收益 | 14 | - | - | - | 12,332 | - | - | - | - | - | 12,332 | 380 | 12,712 |
| 少數股東權益視作資本出資之收益 | | - | - | 33,589 | - | - | - | - | - | - | 33,589 | (33,589) | - |
| *權益中直接確認之年內收入及支出總額* | | - | - | *33,589* | *12,332* | - | *141,984* | - | - | - | *187,905* | *38,936* | *226,841* |
| 本年度溢利 | | - | - | - | - | - | - | - | 570,422 | - | 570,422 | 144,387 | 714,809 |
| 年內確認收入及支出總額 | | - | - | *33,589* | *12,332* | - | *141,984* | - | *570,422* | - | *758,327* | *183,323* | *941,650* |
| 少數股東權益之資本出資 | | - | - | - | - | - | - | - | - | - | - | 69,996 | 69,996 |
| 少數股東之免息貸款視作資本出資 | | - | - | - | - | - | - | - | - | - | - | 82,767 | 82,767 |
| 收購附屬公司權益 | | - | - | - | - | - | - | - | - | - | - | 457,884 | 457,884 |
| 收購少數股東權益 | | - | - | - | - | - | - | - | - | - | - | (2,490) | (2,490) |
| 出售附屬公司權益 | | - | - | (136,328) | - | - | (4,932) | (21,458) | 157,786 | - | (4,932) | (361,386) | (366,318) |
| 視作出售一間附屬公司權益 | | - | - | 15,980 | - | - | - | (1,667) | (14,313) | - | - | (14,498) | (14,498) |
| 出售共同控制公司權益 | | - | - | (2,277) | - | - | (5,434) | (6,579) | 9,488 | - | (4,802) | - | (4,802) |
| 出售一間附屬公司權益時解除之商譽 | 17 | - | - | 79,457 | - | - | - | - | (79,457) | - | - | - | - |
| 出售一間共同控制公司權益時解除之商譽 | 20(a) | - | - | 118,431 | - | - | - | - | (118,431) | - | - | - | - |
| 宣派二零零四年末期股息 | | - | - | - | - | - | - | - | - | (124,500) | (124,500) | - | (124,500) |
| 二零零五年中期股息 | 12 | - | - | - | - | - | - | - | (62,250) | - | (62,250) | - | (62,250) |
| 建議派發二零零五年末期股息 | 12 | - | - | - | - | - | - | - | (124,500) | 124,500 | - | - | - |
| 派付少數股東之股息 | | - | - | - | - | - | - | - | - | - | - | (71,643) | (71,643) |
| 轉撥往儲備 | | - | - | 17,099 | - | - | (20) | 121,360 | (138,439) | - | - | - | - |
| 於二零零五年十二月三十一日 | | 62,250 | 4,839,497* | (84,734)* | 12,332* | -* | 163,885* | 712,257* | 2,612,954* | 124,500 | 8,442,941 | 4,064,052 | 12,506,993 |

* 此等儲備包括綜合資產負債表中之綜合儲備8,256,191,000港元(二零零四年:7,694,348,000港元)。

# 綜合股東權益變動表

*截至二零零五年十二月三十一日止年度*

| | 附註 | 歸屬於本公司股東 | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 已發行股本<br>千港元 | 股份溢價賬<br>千港元 | 資本儲備<br>千港元<br>(附註36(a)(iii)) | 物業重估儲備<br>千港元 | 投資重估儲備<br>千港元 | 匯兌波動儲備<br>千港元 | 中國儲備金<br>千港元<br>(附註36(a)(ii)) | 保留溢利<br>千港元 | 建議派發末期股息<br>千港元 | 總額<br>千港元 | 少數股東權益<br>千港元 | 總權益<br>千港元 |
| 於二零零四年一月一日 | | 62,250 | 4,839,497 | (351,281) | 24,837 | - | 34,966 | 603,433 | 2,226,076 | 112,050 | 7,551,828 | 3,547,265 | 11,099,093 |
| 匯兌調整 | | - | - | - | - | - | 382 | - | - | - | 382 | 269 | 651 |
| 可供出售之財務資產之公平值調整 | | - | - | - | - | (44,300) | - | - | - | - | (44,300) | - | (44,300) |
| 於年內利潤表確認之可供出售財務資產之減值 | | - | - | - | - | 44,300 | - | - | - | - | 44,300 | - | 44,300 |
| *權益中直接確認之年內收入及支出總額* | | - | - | - | - | - | *382* | - | - | - | *382* | *269* | *651* |
| 本年度溢利 | | - | - | - | - | - | - | - | 503,188 | - | 503,188 | 161,572 | 664,760 |
| 年內確認收入及支出總額 | | - | - | - | - | - | 382 | - | 503,188 | - | 503,570 | 161,841 | 665,411 |
| 少數股東權益之資本出資 | | - | - | - | - | - | - | - | - | - | - | 152,890 | 152,890 |
| 收購附屬公司權益 | | - | - | - | - | - | - | - | - | - | - | 69,389 | 69,389 |
| 收購少數股東權益 | | - | - | - | - | - | - | - | - | - | - | (52,650) | (52,650) |
| 出售附屬公司權益 | | - | - | - | - | - | (3) | - | 3 | - | - | (43,148) | (43,148) |
| 視作出售一間附屬公司權益 | | - | - | 24,654 | - | - | - | (2,644) | (22,010) | - | - | (20,715) | (20,715) |
| 出售共同控制公司權益 | | - | - | - | (24,837) | - | (709) | (1,644) | 27,190 | - | - | - | - |
| 視作出售一間共同控制公司權益 | | - | - | - | - | - | - | (65) | 65 | - | - | - | - |
| 出售一間聯營公司權益 | | - | - | - | - | - | (2,349) | (66,059) | 68,408 | - | - | - | - |
| 視作出售一間聯營公司權益 | | - | - | (1,219) | - | - | - | (218) | 1,437 | - | - | - | - |
| 出售一間共同控制公司權益時解除之商譽 | 20(a) | - | - | 40,757 | - | - | - | - | (40,757) | - | - | - | - |
| 出售一間聯營公司權益時解除之商譽 | 21(a) | - | - | 74,167 | - | - | - | - | (74,167) | - | - | - | - |
| 宣派二零零三年末期股息 | | - | - | - | - | - | - | - | - | (112,050) | (112,050) | - | (112,050) |
| 二零零四年中期股息 | 12 | - | - | - | - | - | - | - | (62,250) | - | (62,250) | - | (62,250) |
| 建議派發二零零四年末期股息 | 12 | - | - | - | - | - | - | - | (124,500) | 124,500 | - | - | - |
| 派付少數股東之股息 | | - | - | - | - | - | - | - | - | - | - | (94,773) | (94,773) |
| 轉撥往儲備 | | - | - | 2,237 | - | - | - | 87,798 | (90,035) | - | - | - | - |
| 於二零零四年十二月三十一日 | | 62,250 | 4,839,497* | (210,685)* | -* | -* | 32,287* | 620,601* | 2,412,648* | 124,500 | 7,881,098 | 3,720,099 | 11,601,197 |

# 綜合資產負債表

*二零零五年十二月三十一日*

| | 附註 | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
|---|---|---|---|
| **權益及負債** | | | |
| 本公司股東應佔權益: | | | |
| 已發行股本 | 34 | **62,250** | 62,250 |
| 儲備 | 36(a)(i) | **8,256,191** | 7,694,348 |
| 建議派發末期股息 | 12 | **124,500** | 124,500 |
| | | **8,442,941** | 7,881,098 |
| 少數股東權益 | | **4,064,052** | 3,720,099 |
| **總權益** | | **12,506,993** | 11,601,197 |
| 非流動負債: | | | |
| 銀行及其他借貸 | 37 | **373,311** | 1,705,134 |
| 可換股債券 | 38 | **548,785** | 587,424 |
| 其他長期負債 | 39 | **32,682** | 8,466 |
| 遞延税項負債 | 40 | **168,527** | 163,735 |
| 總非流動負債 | | **1,123,305** | 2,464,759 |
| 流動負債: | | | |
| 應付貿易賬項及應付票據 | 41 | **1,165,555** | 765,782 |
| 應付合約客戶款項 | 27 | **48,580** | 51,770 |
| 其他應付款項及應計負債 | 42 | **1,839,417** | 1,544,281 |
| 應繳税項 | 43 | **395,132** | 368,369 |
| 銀行及其他借貸 | 37 | **2,505,132** | 2,099,637 |
| | | **5,953,816** | 4,829,839 |
| 列為與一出售集團之資產及持作出售之非流動資產直接關聯之負債 | 33 | **46,154** | 493,795 |
| 總流動負債 | | **5,999,970** | 5,323,634 |
| **總負債** | | **7,123,275** | 7,788,393 |
| **總權益及負債** | | **19,630,268** | 19,389,590 |

*董事*
**衣錫群**

*董事*
**張虹海**

# 綜合資產負債表

*二零零五年十二月三十一日*

| | 附註 | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
|---|---|---|---|
| **資產** | | | |
| 非流動資產： | | | |
| 物業、廠房及設備 | 14 | **8,037,017** | 6,338,571 |
| 投資物業 | 15 | **446,820** | 342,722 |
| 預付土地租金 | 16 | **377,320** | 430,193 |
| 商譽 | 17 | **275,777** | 330,198 |
| 其他無形資產 | 18 | **1,517,866** | 1,560,413 |
| 共同控制公司權益 | 20 | **182,918** | 556,678 |
| 聯營公司權益 | 21 | **248,849** | 590,869 |
| 發展中物業 | 24 | **–** | 132,032 |
| 應收貿易賬項及應收票據 | 28 | **33,202** | 69,310 |
| 其他應收款項 | 29 | **313,782** | 176,881 |
| 已抵押銀行結餘 | 22 | **34,684** | 8,743 |
| 可供出售之財務資產 | 23 | **510,037** | 285,056 |
| 遞延税項資產 | 40 | **67,772** | 62,747 |
| 總非流動資產 | | **12,046,044** | 10,884,413 |
| 流動資產： | | | |
| 預付土地租金 | 16 | **12,684** | 8,176 |
| 發展中物業 | 24 | **322,301** | – |
| 持作出售之物業 | 25 | **39,406** | 62,990 |
| 存貨 | 26 | **1,574,923** | 1,239,969 |
| 應收合約客戶款項 | 27 | **25,238** | 16,915 |
| 應收貿易賬項及應收票據 | 28 | **928,709** | 790,034 |
| 其他應收款項 | 29 | **1,055,066** | 825,359 |
| 公平值變動於損益反映之財務資產 | 31 | **45,551** | 50,202 |
| 可收回税項 | | **37,415** | 20,167 |
| 已抵押銀行結餘 | 22 | **15,557** | 45,168 |
| 現金及現金等價物 | 32 | **3,508,055** | 4,141,464 |
| | | **7,564,905** | 7,200,444 |
| 一出售集團之資產及列為持作出售之非流動資產 | 33 | **19,319** | 1,304,733 |
| 總流動資產 | | **7,584,224** | 8,505,177 |
| **總資產** | | **19,630,268** | 19,389,590 |

# 綜合利潤表

*截至二零零五年十二月三十一日止年度*

| | 附註 | 二零零五年 千港元 | 二零零四年 千港元 |
|---|---|---|---|
| **應佔溢利：** | | | |
| 本公司股東： | | | |
| 持續經營業務 | | **490,435** | 571,892 |
| 已終止經營之業務 | | **79,987** | (68,704) |
| | 11 | **570,422** | 503,188 |
| 少數股東權益 | | **144,387** | 161,572 |
| | | **714,809** | 664,760 |
| **股息** | 12 | | |
| 中期股息 | | **62,250** | 62,250 |
| 建議派發末期股息 | | **124,500** | 124,500 |
| | | **186,750** | 186,750 |
| **本公司股東應佔每股盈利** | 13 | | |
| 基本年內溢利 | | **0.92港元** | 0.81港元 |
| 基本持續經營業務溢利 | | **0.79港元** | 0.92港元 |
| 攤薄年內溢利 | | **0.90港元** | 0.79港元 |
| 攤薄持續經營業務溢利 | | **0.78港元** | 0.90港元 |

# 綜合利潤表

*截至二零零五年十二月三十一日止年度*

| | 附註 | 二零零五年<br>千港元 | 二零零四年<br>千港元 |
|---|---|---|---|
| **營業額** | 4 | | |
| 持續經營業務 | | **11,000,613** | 8,779,956 |
| 已終止經營之業務 | 10(a) | **–** | 885,684 |
| | | **11,000,613** | 9,665,640 |
| 銷售成本 | | **(8,025,369)** | (7,005,934) |
| 毛利 | | **2,975,244** | 2,659,706 |
| 利息收入 | 4 | **73,165** | 44,751 |
| 其他收入及收益淨額 | 4 | **447,642** | 362,779 |
| 銷售及分銷成本 | | **(1,166,479)** | (835,106) |
| 行政費用 | | **(1,037,236)** | (1,095,343) |
| 其他經營費用淨額 | | **(254,757)** | (225,923) |
| 投資物業之公平值收益淨額 | | **13,635** | 13,785 |
| **經營業務溢利** | 5 | **1,051,214** | 924,649 |
| 財務費用 | 6 | **(156,220)** | (138,048) |
| 佔下列公司盈虧： | | | |
| 共同控制公司 | 20(c) | **(26,892)** | 56,453 |
| 聯營公司 | 21(c) | **21,793** | 51,175 |
| **稅前溢利／(虧損)** | | | |
| 持續經營業務 | | **809,908** | 1,018,762 |
| 已終止經營之業務 | 10(a) | **79,987** | (124,533) |
| | | **889,895** | 894,229 |
| **稅項** | 9 | | |
| 持續經營業務 | | **(175,086)** | (233,156) |
| 已終止經營之業務 | 10(a) | **–** | 3,687 |
| | | **(175,086)** | (229,469) |
| **年內溢利／(虧損)** | | | |
| 持續經營業務 | | **634,822** | 785,606 |
| 已終止經營之業務 | 10(a) | **79,987** | (120,846) |
| | | **714,809** | 664,760 |

## 意見

我們認為，該等財務報表真實與公允地反映　貴公司及　貴集團於二零零五年十二月三十一日之財務狀況及　貴集團截至該日止年度之溢利和現金流量情況，並已遵照公司條例妥善編製。

**安永會計師事務所**
*執業會計師*
香港
二零零六年四月十一日

**ERNST & YOUNG**
**安 永 會 計 師 事 務 所**

**致北京控股有限公司股東**
*（於香港註冊成立之有限公司）*

本核數師行（以下簡稱「我們」）已完成審核載於第38頁至第186頁按照香港公認會計原則編製之財務報表。

## 董事及核數師各自之責任

公司條例規定董事須負責編製真實與公允之財務報表。在編製真實及公允之財務報表時，董事必須選擇及貫徹採用合適之會計政策。我們的責任是根據我們審核工作之結果，並根據公司條例第141條僅向股東（作為法團）對該等財務報表發表獨立之意見，而不作其它用途。我們概不就本報告之內容對任何其他人士負責或承擔任何責任。

## 意見之基礎

我們是按照香港會計師公會頒佈之香港核數准則進行審核工作。審核工作範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報表時所作之重大估計和判斷、所釐定之會計政策是否適合　貴公司及　貴集團之具體情況，及是否貫徹應用並足夠地披露該等會計政策。

我們在策劃和進行審核工作時，均以取得一切我們認為必需之資料及解釋為目標，使我們能獲得充份之憑證，就該等財務報表是否存有重要錯誤陳述，作出合理之確定。在作出意見時，我們亦已衡量該等財務報表所載之資料在整體上是否足夠。我們相信，我們之審核工作已為下列意見建立了合理之基礎。

## 董事及核數師責任聲明

董事確認有責任審閱由執行董事編製之本集團截至二零零五年十二月三十一日止年度財務報表，並確認財務報表乃按照香港財務報告準則編制。本公司核數師就編製本集團財務報表作出之責任聲明載於核數師報告書內。

董事會已確認與審核委員會對委任核數師事宜持相同意見。

## 核數師酬金

在截至二零零五年十二月三十一日止年度內，本公司核數師僅向本公司提供核數服務。

## 審核委員會

審核委員會目前的成員包括：

李東海（委員會主席）
王憲章
武捷思

審核委員會所有成員均為獨立非執行董事。董事會認為每位審核委員會成員均具有廣泛的商務經驗，並適當地以其營運、會計及財務管理等方面的專業知識互相配合。審核委員會的組成及成員均符合上市規則第3.21條的要求。審核委員會的成文權責符合守則條文第C.3.3的規定，並已刊載於本公司網站。

審核委員會定期開會，檢討向股東報告的財務及其他資料、核數效率及客觀性。審核委員會亦在其職權範圍內擔任董事會與本公司的核數師之間重要的溝通橋樑，並檢討核數師的獨立性及客觀性。

審核委員會已與管理層檢討本集團所採用的會計原則及慣例，並討論財務申報等事宜，包括審閱截至二零零五年十二月三十一日止年度之賬目。

在截至二零零五年十二月三十一日止年度內，審核委員會共舉行兩次會議，各成員的出席率如下：

| 董事姓名 | 出席會議次數 |
|---|---|
| 李東海 | 2/2 |
| 王憲章 | 2/2 |
| 武捷思 | 2/2 |

# 企業管治報告書

## 薪酬委員會

薪酬委員會於二零零五年成立，目前的成員包括：

武捷思（委員會主席）
李東海
劉　凱

薪酬委員會的大部份成員均為獨立非執行董事。該委員會就本公司董事及高級管理層的整體薪酬政策及結構向董事會提供意見。薪酬委員會確保並無董事或其任何聯繫人士參與釐訂其薪酬。薪酬委員會的成文權責條款符合守則條文第B.1.3的規定，並已刊載於本公司網站。

薪酬委員會於釐訂應付予董事的酬金時，已考慮各種因素，包括同類公司支付的薪酬、董事貢獻的時間及責任、本集團其他職位的聘用條件等。

薪酬委員會定期開會釐訂董事的薪酬政策及衡量執行董事及若干高級管理層的表現。在截至二零零五年十二月三十一日止年度內，薪酬委員會共舉行一次會議，各成員的出席率如下：

| 董事姓名 | 出席會議次數 |
|---|---|
| 武捷思 | 1/1 |
| 李東海 | 1/1 |
| 劉　凱 | 1/1 |

## 薪酬政策

本公司的薪酬政策的宗旨是提供合理而具競爭力的薪酬待遇，吸引及挽留最佳的人力資源以應付公司的需要。每位員工的薪酬待遇可由以下項目組成：按市場水平、個別職位的職能及責任而釐定之基本薪金；按每位員工的個別職位、能力、對本公司所作貢獻而授出之購股權（授出購股權須經股東授權批准，並須符合有關法例及規例）；及根據慣例及法例向僱員提供之慣常及／或強制性福利，例如退休金計劃、保險及有薪假期。

董事會會議出席率如下：

| 董事姓名 | 定期董事會會議 | 不定期董事會會議 | 獨立董事會會議 |
|---|---|---|---|
| 衣錫群 | 2/2 | 2/2 | – |
| 張虹海 | 2/2 | 2/2 | – |
| 李福成 | 2/2 | 2/2 | – |
| 白金榮* | 1/1 | 1/1 | – |
| 郭迎明 | 2/2 | 1/2 | – |
| 劉　凱 | 2/2 | 2/2 | – |
| 鄭萬河 | 2/2 | 2/2 | – |
| 李　滿（於二零零五年十二月二十三日辭任） | 2/2 | 2/2 | – |
| 郭普金 | 2/2 | 2/2 | – |
| 周　思* | 1/1 | 1/1 | – |
| 鄂　萌* | 1/1 | 1/1 | – |
| 劉漢銓 | 0/2 | 1/1 | 1/1 |
| 李東海 | 2/2 | 1/1 | 1/1 |
| 王憲章 | 1/2 | 0/1 | 1/1 |
| 武捷思 | 0/2 | 1/1 | 1/1 |
| 白德能 | 1/2 | 0/1 | 1/1 |

*　於二零零五年下半年始獲委任為董事，因此僅接獲通知出席該年度兩次董事會會議。

## 主席及行政總裁

本公司主席由衣錫群先生出任，行政總裁由張虹海先生出任，此安排符合守則條文第A.2.1的規定，即主席與行政總裁之身份應有區分，不應由一人同時兼任。

## 非執行董事

本公司之非執行董事（均為獨立非執行董事）並無特定任期，因此偏離守則條文第A.4.1的規定。然而，鑒於彼等須按本公司的組織章程細則輪值告退，本公司認為已有足夠措施確保本公司的企業管治不會低於守則條文。

# 企業管治報告書

## 緒言

除本報告披露的偏離情況外，本公司在截至二零零五年十二月三十一日止年度內一直遵守香港聯合交易所有限公司證券上市規則（「上市規則」）附錄十四所載企業管治常規守則所有守則條文。

## 董事的證券交易

本公司已就本公司董事進行證券交易採納上市規則附錄十所載的上市發行人董事進行證券交易的標準守則（「標準守則」）。董事會全體成員回應本公司的特別查詢時確認，彼等在截至二零零五年十二月三十一日止年度內一直遵守標準守則所載之指定標準。標準守則亦適用於其他指定之本公司高級管理人員。

## 董事會

### 組成及職責

董事會目前由十名執行董事及五名獨立非執行董事組成，董事會主要負責本集團的整體策略性發展，管理層主要負責業務營運。董事會亦監管本集團的財務表現及業務營運的內部監控。

本公司符合上市規則第3.10(1)條有關董事會至少包括三名獨立非執行董事的規定。此外，五名獨立非執行董事中至少一名具備適當專業會計資格或財務管理專業知識，符合上市規則第3.10(2)條規定。董事會認為每位非執行董事均具備上市規則所要求的指定獨立條件。本公司已接獲每名獨立非執行董事根據上市規則第3.13條有關其獨立身份而發出的年度確認函，而本公司認為該等董事仍具獨立性。

在截至二零零五年十二月三十一日止年度內，本公司共舉行超過四次董事會會議，其中兩次為定期會議（每半年一次），其餘為非定期會議，因此偏離守則條文第A.1.1的規定。董事認為在有需要時方召開董事會會議討論當時發生之事項更有效率。本公司一向有足夠措施以確保各董事之間保持有效聯繫。

## 具備足夠流通量

根據公眾可取得之本公司資料，及就董事所知，於本報告日期本公司已發行總股本至少25%由公眾持有。

## 核數師

安永會計師事務所任滿告退，而本公司將於即將舉行之股東週年大會上提呈續聘其為本公司核數師之決議案。

代表董事會
*主席*

香港
二零零六年四月十一日

## 關連交易及持續關連交易

本集團於年內進行之關連交易及持續關連交易載於財務報表附註52。

本公司之獨立非執行董事已審閱並確認本集團所進行之該等持續關連交易乃(i)於本集團之日常及正常業務進行;(ii)按一般商業條款,或按不遜於本集團提供予獨立第三方或獨立第三方提供予本集團之條款進行;(iii)根據監管該等交易之有關協議條款,按對本公司股東整體利益而言乃屬公平合理之條款進行;及(iv)在聯交所就關連交易向本公司授出之豁免函件所載之規限範圍內。

## 結算日後事項

本集團結算日後之重大事項詳情載於財務報表附註53。

## 規定控權股東必須履行特別責任之貸款協議

按照上市規則第13.21條之披露規定,本年報披露有關本公司銀團貸款融資詳情。該項貸款載有若干條件,規定本公司之控股公司必須履行特別責任。

本公司於二零零一年取得一筆達1.8億美元之五年期銀團貸款。該項貸款協議載有若干條件,規定本公司之控股公司必須履行特別責任,若發生下列任何事項,即構成該筆貸款之不履約情況:

1. 倘本公司全部已發行股本50%以上之實益權益不再由中國北京市人民政府控制之人士或實體擁有;或

2. 倘本公司之任何控股公司於債項到期時停止或暫停向其一般債權人支付款項,或無法或承認無能力支付其到期債項,或宣佈或終告破產或無力償債。

## 主要股東及其他人士於股份及相關股份之權益及淡倉（續）

淡倉：

| 名稱 | 附註 | 持有之普通股數目、地位及權益性質 | | | | 佔本公司已發行股本百分比 |
|---|---|---|---|---|---|---|
| | | 直接實益擁有 | 透過受控制公司 | 對股份持有保證權益之人士 | 合計 | |
| 北京企業投資有限公司 | (a) | 60,000,000 | – | – | 60,000,000 | 9.64 |
| 京泰集團 | (b) | – | 60,000,000 | – | 60,000,000 | 9.64 |
| Deutsche Bank Aktiengesellschaft | | 20,395,000 | – | 1,939,000 | 22,334,000 | 3.59 |

*附註：*

(a) 北京企業投資有限公司於二零零五年十一月三十日將其擁有之60,000,000股本公司股份借予Deutsche Bank Aktiengesellschaft。

(b) 所披露之權益包括由北京企業投資有限公司擁有之股份。北京企業投資有限公司為一由京泰集團間接持有72.72%權益之公司。因此，京泰集團被視為擁有北京企業投資有限公司所擁有股份之權益。

除上文所述者外，於二零零五年十二月三十一日，概無其他人士（本公司之董事除外，其權益已列於上文「董事及最高行政人員於股份及相關股份之權益及淡倉」一節）於根據證券及期貨條例第336條規定所存置之記錄冊中記錄於本公司股份或相關股份之權益或淡倉。

## 主要股東及其他人士於股份及相關股份之權益及淡倉

於二零零五年十二月三十一日，下列佔本公司已發行股本5%或以上之權益及淡倉須記錄在本公司根據證券及期貨條例第336條所存置之權益冊內：

好倉：

| 名稱 | 附註 | 持有之普通股數目、地位及權益性質<br>直接實益擁有 | 透過受控制公司 | 對股份持有保證權益之人士 | 合計 | 佔本公司已發行股本百分比 |
|---|---|---|---|---|---|---|
| Modern Orient Limited | | 100,050,000 | – | – | 100,050,000 | 16.07 |
| 北京企業投資有限公司 | (a) | 273,950,000 | 100,050,000 | – | 374,000,000 | 60.08 |
| 京泰集團 | (b) | – | 374,000,000 | – | 374,000,000 | 60.08 |
| Deutsche Bank Aktiengesellschaft | | 82,105,500 | – | 12,624,700 | 94,730,200 | 15.22 |

*附註：*

(a) 所披露之權益包括由Modern Orient Limited 擁有之股份。Modern Orient Limited 由 北京企業投資有限公司直接持有100%權益，因此，北京企業投資有限公司被視為擁有 Modern Orient Limited 所擁有股份之權益。

(b) 所披露之權益包括由北京企業投資有限公司及 Modern Orient Limited 擁有之股份。Modern Orient Limited 之控股公司 北京企業投資有限公司為一間由京泰集團間接持有72.72%權益之公司，因此，京泰集團被視為擁有 北京企業投資有限公司及 Modern Orient Limited 所擁有股份之權益。

## 重大合約

於二零零五年九月六日，本公司與本公司最終控股公司京泰實業（集團）有限公司（「京泰集團」）之全資附屬公司傑恒投資有限公司訂立一項股權轉讓協議，向傑恒投資有限公司有條件出售本公司於北京控股磁懸浮技術發展有限公司（「北京磁懸浮」）之63.75%股權，現金代價為人民幣38,190,000元（約36,721,000港元）。北京磁懸浮為一間於中國成立之中外合營公司，主要經營磁懸浮科技之研發及提供有關之服務。

同日，本公司之全資附屬公司Space Express Limited與京泰集團之全資附屬公司Beijing Holdings (BVI) Limited訂立一項股權轉讓協議，向Beijing Holdings (BVI) Limited有條件出售其於北京企業（旅遊）有限公司（「北京企業（旅遊）」）之100%股權，現金代價為人民幣336,835,000元（約323,880,000港元）。北京企業（旅遊）為一間投資控股公司，其主要資產為其於北京八達嶺旅遊股份有限公司之75%股權，該公司為一間於中國成立之中外合營公司，主要經營中國北京景點——八達嶺長城之旅遊業務及中國北京延慶縣一酒店，以及持有北京磁懸浮之36.25%股權。

上述兩項交易之合約條款已經由本公司全體獨立非執行董事組成之獨立董事委員會審閱，並確認有關交易對本公司股東而言實屬公平合理。年內就上述合約進行之交易之進一步詳情載於財務報表附註52(b)(v)。

## 董事及最高行政人員於股份及相關股份之權益及淡倉（續）

除上述者外，於二零零五年十二月三十一日，概無董事或最高行政人員登記有本公司或其任何相聯法團之股份、相關股份或債券之權益或淡倉，而須根據證券及期貨條例第352條記錄於置存之登記冊，或根據標准守則須知會本公司及聯交所。

## 董事購入股份或可換股債券之權利

年內，本公司董事李福成先生按其擁有之燕京啤酒20,419股股份，自燕京啤酒收取10,209股紅股。

除上述及上文「董事及最高行政人員於股份及相關股份之權益及淡倉」項下及財務報表附註35之購股權計劃所披露者外，於年內任何時間概無向任何董事或彼等各自之配偶或其未成年子女授出可藉收購本公司股份或債券獲取利益之權利，彼等於年內亦無行使任何此等權利，而本公司、其任何控股公司、附屬公司及同系附屬公司於年內概無參與訂立任何安排，致使董事可於任何其他法人團體獲得此等權利。

## 董事於合約之權益

年內，於本公司、其任何控股公司、附屬公司及同系附屬公司訂立而對本集團業務屬重大之任何合約中，董事概無直接或間接擁有重大權益。

## 董事及最高行政人員於股份及相關股份之權益及淡倉

於二零零五年十二月三十一日，董事及最高行政人員根據證券及期貨條例（「證券及期貨條例」）第352條記錄於本公司須置存之登記冊，或根據上市規則上市公司董事進行證券交易的標準守則（「標準守則」）須知會本公司及香港聯合交易所有限公司（「聯交所」）擁有下列於本公司或其相聯法團（定義見證券及期貨條例第XV部份）之股本及相關股份之權益及淡倉：

### 於本公司及其相關法團之相關股份之好倉：

董事於本公司及北京發展（香港）有限公司（本公司間接持有之附屬公司）購股權之權益分別披露於財務報表附註35。

### 於相聯法團股份之好倉：

| 董事名稱 | 相聯法團名稱 | 持有普通股數目 | 佔相聯法團之已發行股本百分比 |
|---|---|---|---|
| 李福成先生 | 北京燕京啤酒股份有限公司（「燕京啤酒」）@ | 30,628# | 0.0030 |
| 鄭萬河先生 | 北京王府井百貨（集團）股份有限公司@ | 45,738# | 0.0116 |

@ 上述所有相關法團均為本公司之間接附屬公司

# 所有權益均由董事直接實益擁有

## 董事及高級管理人員之履歷

本公司董事及本集團高級管理人員之履歷詳情載於本年報第15頁至第19頁。

## 董事之服務合約

衣錫群先生與本公司訂有服務合約，為期五年，於二零零三年六月一日生效，於二零零五年十二月三十一日時尚餘約29個月屆滿。上述服務合約於二零零四年一月一日前訂立，豁免遵守由二零零四年一月一日起生效之香港聯合交易所有限公司證券上市規則（「上市規則」）第13.68條須獲股東批准之規定。

張虹海先生、劉凱先生及鄂萌先生各與本公司訂有服務合約，分別自二零零三年十二月三日、二零零四年一月十六日及二零零五年六月十七日起計為期三年，於二零零五年十二月三十一日時分別尚餘約11個月、12個月及29個月屆滿。

除上文所述外，所有擬於即將舉行之股東週年大會膺選連任之董事概無與本公司訂有本公司不可於一年內免付補償（法定補償除外）而終止之服務合約。

## 董事酬金

董事袍金須於股東大會經股東批准，其他酬金由本公司董事會根據個別董事之職務、責任及表現、本集團業績以及薪酬委員會之推薦而釐訂。本公司薪酬委員會之進一步詳細資料載於本年報第31至35頁之企業管治報告書。

## 董事

本公司於本年度之董事如下：

**執行董事：**

衣錫群先生*（主席）*
張虹海先生*（副主席兼行政總裁）*
李福成先生*（副主席）*
白金榮先生*（副主席）* （於二零零五年六月十七日獲委任）
郭迎明先生
劉　凱先生*（副總裁）*
鄭萬河先生
李　滿先生 （於二零零五年十二月二十三日辭任）
郭普金先生
周　思先生 （於二零零五年六月十七日獲委任）
鄂　萌先生*（副總裁）* （於二零零五年六月十七日獲委任）

**獨立非執行董事：**

劉漢銓先生
李東海博士
王憲章先生
武捷思先生
白德能先生

根據本公司之公司組織章程細則第96條及105(A)條及董事會所建議，白金榮先生、郭迎明先生、郭普金先生、周思先生、鄂萌先生、李東海博士與王憲章先生諸位將會退任，並有資格且將在即將舉行之股東週年大會上膺選連任。

本公司已收到本公司五名獨立董事各就其獨立性之週年確認，而於本報告刊發日期，彼等仍被視為獨立。

## 購股權及可換股債券

本公司之購股權及本集團之可換股債券於年內變動之詳情及原因分別載於財務報表附註35及38內。

## 購買、贖回或出售本公司之上市證券

本公司或其任何附屬公司於本年度內並無購買、贖回或出售本公司任何上市證券。

## 儲備

本公司與本集團之儲備於年內變動之詳情分別載於財務報表附註36(b)及綜合股東權益變動表內。

## 可供分派儲備

於二零零五年十二月三十一日，按照公司條例第79B條之規定計算，本公司可供分派之儲備達5,183,578,000港元，已建議宣派其中124,500,000港元作為本年度末期股息。此外，本公司達4,839,497,000港元之股份溢價賬可利用繳足紅股之方式分派。

## 主要客戶及主要供應商

於回顧年內，本集團向五大客戶作出之銷售及向本集團五大供應商作出之採購分別佔本集團本年度之營業額及總採購額少於30%。

# 董事會報告

董事會謹提呈本公司與本集團截至二零零五年十二月三十一日止年度之董事會報告及經審核財務報表。

## 主要業務

本公司之主要業務為投資控股,而其主要附屬公司之主要業務詳情載於財務報表附註19。年內,本集團結束了於中華人民共和國(「中國」)北京之景點—八達嶺長城之酒店及旅遊業務,有關詳情載於財務報表附註52(b)(v)。除此以外,本集團主要業務之性質於年內並無改變。

## 業績及股息

本集團截至二零零五年十二月三十一日止年度之溢利和本公司與本集團於該日之財務狀況載於第38頁至第186頁之財務報表。

本公司已於二零零五年十一月九日支付每股普通股0.10港元之中期股息。董事建議向於二零零六年六月十五日名列股東名冊之股東支付本年度末期股息每股普通股0.20港元。是項建議已經載入財務報表,在資產負債表股本列作保留溢利分配處理。

## 財務資料概要

本集團過去五個財政年度之已刊發業績及資產、負債及總股本之概要載於第187頁至第188頁。此概要摘錄自經審核財務報表,並經適當地重列及重新分類,但不屬於經審核財務報表之一部份。

## 物業、廠房及設備與投資物業

本公司與本集團物業、廠房及設備與投資物業於本年度之變動詳情分別載於財務報表附註14及15。本集團之投資物業之詳情載於第189頁至第190頁。

# 董事及高級管理人員

**白德能**，60歲，是總部設立在上海的投資銀行中國創業投資有限公司的主席、創辦人兼首席執行官。白先生於達克斯恩大學畢業，一九七零年在美國管理學院獲工商管理碩士學位。他在一九八二年推出中國其中第一個創業基金，是中國私營企業投資的先驅。白先生近年旅居上海，在當地商界活躍，是亞洲基金的信託人和南京Hopkins-Nanjing Center的諮詢委員會成員。白先生於二零零四年七月加入本集團。

## 高級管理人員

**姜新浩**，41歲，為本公司副總裁。彼於一九八七畢業於復旦大學獲法學學士，並於一九九二年獲頒發法學碩士學位。一九九二年至一九九四年在北京大學執教，一九九五年至一九九七年曾任香港金泰財務公司副總經理、京泰工業投資有限公司董事、副總經理，一九九八年至二零零五年二月任美國Nasdaq上市公司Tramford International Ltd.董事總經理，二零零零年五月至二零零五年二月任京泰集團投資發展部經理，二零零四年八月至二零零五年二月兼任北京京泰投資管理中心總經理。彼曾於一九八七年至一九八九年在國家經濟體制改革委員會從事政策分析。彼於經濟，金融及企業管理方面積逾多年經驗。姜先生於二零零五年二月加入本集團。

**譚振輝**，44歲，為本公司財務總監兼公司秘書。譚先生畢業於香港理工大學，持有會計文學士學位，為特許金融分析師(「CFA」)成員及香港會計師公會的會員。譚先生曾於主要國際性會計師行任職，於核數及公司顧問服務方面積逾多年經驗。譚先生曾參與不同行業的上市及審計工作，包括電子、家電、運動鞋製造、銀行、保險、證券及物業發展等。譚先生於一九九七年四月加入本集團。

**李東海博士***GBS太平紳士*，84歲，為東泰公司集團之主席及多家本港上市公司獨立非執行董事或非執行董事。彼為東華三院顧問局顧問、東華三院歷屆主席會主席、香港友好協進會主席及中華海外聯誼會副會長等多個公職委員會成員及社團首長，並曾任中國人民政治協商會議全國委員會第八及九屆常務委員、國務院港澳事務辦公室及新華社香港分社港事顧問、香港特別行政區籌備委員會委員以及香港特別行政區第一屆政府推選委員會委員。李博士曾獲多國政府頒授勳銜，包括意大利大十字爵士勳銜、英帝國官佐勳銜、法國榮譽騎士勳銜、比利時里奧普二世司令勳銜及中華人民共和國香港特別行政區政府金紫荊星章榮譽。李博士在商業管理方面積逾多年豐富經驗。李博士於一九九七年四月加入本集團。

**王憲章**，63歲，一九六五年畢業於東北財經大學。彼由一九七零年起從事保險事業，曾任中國人壽保險股份有限公司董事長兼總經理、中國人民保險公司副董事長兼副總經理、香港中國保險（集團）有限公司副董事長兼總經理、香港民安保險有限公司及中國再保險（香港）有限公司董事長，以及中國銀行、嘉華銀行有限公司、鵬利保險（百慕達）有限公司等多家金融保險機構的董事。王先生現為中國保險行業協會會長、中國保險學會副會長、盈科保險集團有限公司獨立非執行董事。王先生於一九九七年四月加入本集團。

**武捷思**，54歲，擁有經濟學博士學位，並於中華人民共和國南開大學完成理論經濟學博士後研究，於二零零一年獲南開大學授予教授資格。武先生於一九八四年至一九九五年期間任職於中國工商銀行，曾任該行的深圳分行行長；其後於一九九五年至一九九八年期間出任深圳市政府副市長，主管金融、稅收、財政、證券、銀行及教育等事務；在一九九八年至二零零零年期間擔任廣東省省長助理，並協助省長處理廣東信託投資有限公司破產、粵海企業（集團）有限公司重組及其它財務事宜。武先生曾任廣東粵港投資控股有限公司及廣東控股有限公司董事長，亦曾任粵海投資有限公司及粵海制革有限公司名譽董事長，現為合生創展集團有限公司董事總經理兼行政總裁、中保國際控股有限公司獨立非執行董事、中國水務集團有限公司非執行董事、招商銀行股份有限公司獨立董事。武先生於二零零四年七月加入本集團。

# 董事及高級管理人員

**郭普金**，52歲，為本公司執行董事。彼於一九七六年畢業於首都師範大學政教系，其後於首都經濟貿易大學完成研究生課程。郭先生曾任北京市大興區區長，現為北京市首都公路發展有限責任公司董事長，在政府事務及企業管理方面積逾多年工作經驗。郭先生於二零零四年四月加入本集團。

**周思**，49歲，為本公司執行董事，兼任北京控股集團有限公司董事、副總經理。周先生於一九七八年畢業於北京師範學院，於一九九八年畢業於清華大學。一九八四年至二零零三年期間，周先生歷任北京市市政管委綜合計劃處主任科員及計劃處處長、副主任；從二零零三年開始，擔任北京市燃氣集團有限責任公司董事、總經理。周先生於經濟、財務和企業管理方面積逾多年經驗。周先生於二零零五年六月加入本集團。

**鄂萌**，47歲，為本公司執行董事兼副總裁。鄂先生畢業於中國科技大學並獲該校工學碩士學位。鄂先生是中國高級會計師，並具有中國註冊會計師、註冊資產評估師、註冊房地產估價師和註冊稅務師資格。從一九八八年至一九九七年，鄂先生出任北京市新技術產業開發實驗區副主任，並兼任財政審計所所長、投資經營公司總經理、北京天平會計師事務所主任會計師及海淀區國有資產管理局副局長。鄂先生於經濟、財務和企業管理方面積逾多年經驗。鄂先生於一九九七年十一月加入本集團。

## 獨立非執行董事

**劉漢銓**，58歲，彼擁有倫敦大學法律學士學位，是香港最高法院律師、中國司法部委托公證人、國際公證人、中國人民政治協商會議全國委員會委員、香港特別行政區（「香港特區」）首屆政府推選委員會成員及非官守太平紳士。彼曾於一九九二年至一九九三年間出任香港律師會會長。劉先生曾任香港特區籌備委員會成員及立法會議員。劉先生於一九九七年四月加入本集團。

**郭迎明**，62歲，為本公司執行董事。彼於一九六七年畢業於北京外貿學院。自一九八九年二月起，郭先生曾擔任京泰集團之總經理、副主席和主席職務。在此之前，於一九八五年至一九八八年，郭先生曾擔任於美國的北京市政府窗口公司美國中國物產有限公司的主席及總經理。郭先生於國際經濟、外貿及企業管理積逾多年經驗。郭先生於一九九七年四月至二零零零年二月出任本公司副主席兼總裁，後於二零零二年十二月重投本集團。

**劉凱**，52歲，為本公司執行董事兼副總裁，兼任北京控股投資管理有限公司總經理並主要負責其管理工作。彼於一九七九年畢業於清華大學機械系，其後又於國家行政學院修讀國民經濟管理專業，獲取研究生文憑。劉先生先後於北京市交通運輸局、北京市交通運輸總公司出任高層管理職務，並於經濟、企業管理方面積逾多年經驗。劉先生於二零零一年一月加入本集團。

**鄭萬河**，54歲，為本公司執行董事。彼於一九八二年在北京經濟學院畢業。自一九八四年十一月起，彼擔任北京王府井百貨大樓副總經理等職務，後為北京王府井百貨(集團)股份有限公司的副主席兼總經理。彼於經濟、零售業及企業管理方面積逾多年經驗。鄭先生現為中國百貨商業協會副會長、中國連鎖經營協會副會長及中國商業聯合會常務理事。鄭先生於一九九七年四月加入本公司。

**李滿**，47歲，曾任本公司執行董事。彼先後畢業於北京師範學院哲學系及北京工業大學經濟學系。自一九九六年起，彼為北京延慶縣行政學院常務副院長及北京科技大學延慶分校常務副校長。李先生現為八達嶺特區辦事處主任，八達嶺旅遊總公司總經理、八達嶺旅遊發展有限公司總經理。彼於企業管理、酒店管理和旅遊發展方面積逾多年經驗。李先生於二零零一年八月加入本集團，於二零零五年十二月辭任。

# 董事及高級管理人員

## 執行董事

**衣錫群**，58歲，為本公司主席及京泰集團董事長。彼於一九七五年畢業於北京化工學院。其後於清華大學完成經濟管理工程學業，獲研究生學歷。一九八六年至一九八七年，衣先生曾主持北京市人民政府經濟體制改革辦公室工作。一九八七年至一九九一年出任北京市西城區區長。自一九九一年起，彼先後擔任北京市市長助理，同時兼任北京市對外經濟貿易委員會主任、北京市經濟技術開發區管委會主任，在宏觀及微觀經濟管理方面具有較深學識和豐富經驗。衣先生於一九九九年十二月加入本集團。

**張虹海**，53歲，為本公司副主席兼行政總裁。彼於一九八二年畢業於北京大學，其後於湖南大學國際商學院完成研究生學業，並獲頒授高級經濟師榮銜。張先生在北京市政府任職多年，加入本集團之前曾任北京市人民政府外事辦公室暨北京市人民政府港澳事務辦公室主任，張先生亦曾任北京海外聯誼會副會長。張先生於一九九零至一九九八年期間於北京國際信託投資公司任職副總經理、副董事長兼總經理，於企業管理方面積累多年經驗。張先生於二零零三年十二月加入本集團。

**李福成**，51歲，為本公司副主席。自一九八三年起，彼曾任燕京啤酒廠的副書記及書記等職務，並為燕京集團的董事長和總經理。李先生於釀酒業積逾多年經驗。李先生於一九九七年四月加入本集團。

**白金榮**，55歲，為本公司副主席，亦為北京控股集團有限公司之副董事長兼總經理及北京市燃氣集團有限責任公司董事長。白先生於一九八五年畢業於北京師範大學，歷任北京化工集團政策研究室主任、北京市經濟體制改革委員會副主任、本公司之執行董事兼常務副總裁、北京市國有資產監督管理委員會副主任。白先生於經濟、財務和企業管理方面積逾多年經驗。白先生於二零零五年六月重投本集團。

## 結算日後事項

本集團已啓動北京燕京啤酒股份有限公司(在深圳證券交易所A股市場上市)之股權分置改革方案。初步股權分置改革方案之詳情及潛在財務影響於二零零六年三月三十一日另行發出之公佈中公佈。在股權分置改革方案完成後,本集團於燕京啤酒的股權將成為流通股,其價值很可能會更高。

於二零零六年三月三十一日,本集團訂立一項有條件買賣協議,藉此出售持有王府井百貨(集團)股份有限公司全數共50.13%之控股權益。交易詳情已於二零零六年四月三日另行發出之公佈中公佈。在該項交易完成後,本集團預計可獲得特殊收益約1.80億港元。同時,本集團將完全退出零售及旅遊業,集中資源致力在北京地區開發及經營公用設施及基建項目。

## 資本化

於二零零五年十二月三十一日,股東權益增加至約84.4億港元,而少數股東權益則為約40.6億港元。

## 前景

待完成出售於王府井百貨(集團)股份有限公司之控股權益後,本集團將更專注於基建及公用事業。現時,本集團將繼續經營品牌啤酒業務,持續發展其為國家品牌。

於收費公路業務上,本集團繼續致力投資及興建北京首都高速公路之北部支線。新支線預期將增加整體交通流量,並帶來額外收入。

就公用事業而言,本集團正於北京市進行新食水淨化計劃之可行性研究。此外,本集團亦正物色於北京及鄰近省份投資管道燃氣業務之機會。

# 管理層之討論及分析

## 現金流量及財務狀況

| | 二零零五年終<br>百萬港元 | 二零零四年終<br>百萬港元 |
|---|---|---|
| 現金 | **3,558** | 4,195 |
| 短期貸款 | **2,505** | 2,100 |
| 長期貸款 | **922** | 2,293 |
| 淨現金／(債項) | **131** | (198) |
| 淨負債資本比率 | **不適用** | 2.5% |

現金狀況減少約6.37億港元，主要是由於提早償付部份銀團貸款所致。包括長期貸款在內之銀行借款總額降低9.66億港元，下降幅度擴大，主要原因是出售三元乳製品及八達嶺旅遊發展有限公司所收取之若干所得款項所致。二零零五年末，現金狀況淨額（扣除銀行貸款及可換股債券之現金）為1.31億港元。


百萬港元
200
100
0
-100
-200
-300
131
(198)
2004年
2005年
淨現金／(債項)

| | 二零零五年終<br>十億港元 | 二零零四年終<br>十億港元 |
|---|---|---|
| 非流動資產 | **12.04** | 10.88 |
| 流動資產 | **7.58** | 8.51 |
| 流動負債 | **6.0** | 5.32 |
| 流動資產淨額 | **1.58** | 3.19 |

非流動資產增長約11.6億港元，主要是由於雙安百貨與東安百貨合併後，加上於收購惠泉啤酒之控股權益後，將其合併計算所致。年末流動資產大幅減少9.21億港元，主要是在完成出售三元股權後無需合併其有關資產及燕京啤酒預付轉至固定資產之支出所致。流動負債增長約6.76億港元，主要是由於合併計算惠泉啤酒及雙安百貨與東安百貨合併所致。本集團於二零零五年末之流動資產淨值為15.8億港元。

# 財務回顧

## 整體業績分析

本集團本年度之營業額約為110億港元，比去年增長13.8%。強勁增長主要是由於北京之雙安百貨及東安百貨併入王府井集團、王府井集團新開門店以及燕京啤酒擴展地區業務所致。


十億港元
12
10
8
6
4
2
0
9.7
11
2004年
2005年

營業額


百萬港元
600
500
400
300
200
100
0
503
570
2004年
2005年

股東應佔溢利

二零零五年本公司股東應佔溢利增加13.3%至5.704億港元。每股盈利以相同幅度增長至0.92港元。受惠於自二零零五年年初起無需再合併虧損之奶製品業務，淨利潤錄得良性增長。機場高速公路在年內的強勁收入增長以及王府井百貨零售業務之好轉，均有助促進本集團經營溢利增長。

毛利率整體維持於27%之水平，主要是由於產品價格及原材料成本穩定所致。銷售及分銷成本大幅上揚同時亦是由於合併雙安百貨、東安百貨以及惠泉啤酒業績所致。

## 特殊溢利

年內，本集團成功完成出售三元食品、八達嶺旅遊發展有限公司以及其他數個較小型項目之股權，從而獲得特殊收益總額約2.17億港元。本集團亦藉此為若干不良資產應佔商譽減值以及若干其他投資項目減值作出撥備。本集團應佔特殊收益淨額約為1.28億港元。

# 管理層之討論及分析

***其他業務***

恆有源科技發展有限公司從事淺層地能(熱)的開發與利用。經過近五年的實踐,淺層地能(熱)已應用於不同地質條件、不同地區、不同使用功能的建築物。目前,淺層地能之產品受到知識產權保障,並已標準化和規模化生產。



二零零五年恆有源科技發展有限公司開始實施組建區域能源服務公司,並對其實行特許經營,推廣淺層地能(熱)作為首選供暖替代能源之戰略。

恆有源科技發展公司正從過往的工程承包商,轉型為在集成技術平台支持下的產品供應商和技術服務商。由區域公司在當地進行銷售、施工、運作服務和零件及配件的供應。

由於經營模式的調整,恆有源科技發展有限公司營業額大幅下滑。於二零零五年,本集團應佔恆有源科技發展有限公司經營虧損淨額約3,000萬港元。鑑於選用淺層地能作為供暖替代能源戰略的實施,預計其業務在不久之將來會有好轉。

燕京啤酒在中國範圍內已設立及收購19個地區啤酒業務單位，總產能已達450萬噸。燕京啤酒將致力維持其在中國啤酒市場的領導地位，並計劃努力躋身全球啤酒業十強之列。

## 零售及旅遊服務

### *零售*

王府井百貨之營業額躍升45.3%至47.37億港元，主要是由於在北京及中國其他省份收購及新開門店所致。王府井百貨在中國合共經營13家大中型百貨商店，總樓面面積達299,043平方米。





營業額的強勁增長，令本集團應佔淨利潤增至1,570萬港元。若干新開門店仍未達到規模經濟效益而暫時處於經營虧損情況。同時，百貨業務所帶來的經營溢利在很大程度上被新開門店的利息支出及開辦費抵銷。



### *旅遊*

本集團正處於轉型期，旨在成為以基建及公用設施業務為主、消費品業務為輔的有限多元化企業集團。為達致該策略目標，本集團於去年出售了建國飯店，在本年度本公司亦成功出售八達嶺旅遊發展股份有限公司，使本集團在旅遊業務方面僅剩下龍慶峽景點。

二零零五年，由於龍慶峽之投資作出之減值撥備，令旅遊業務溢利貢獻略為下降。本集團日後將全面退出旅遊業。

## 科技

### *資訊科技*

北京發展（香港）有限公司是本集團資訊科技業務之旗艦。該公司於二零零五年的綜合營業額為5.31億港元，與去年基本持平。本集團攤佔經營虧損淨額1,956萬港元，主要是由於對過往年度若干服務收入的應收款項作出撥備所致。北京發展最近獲得北京地鐵系統的重大系統集成服務合約，預計會在將來帶來收益及溢利的增長。



# 管理層之討論及分析

## 業務回顧

### 基建及公用設施

***收費公路***

北京首都機場高速公路二零零五年的車流量增長7.7%，達到4,596萬輛次，創造了機場高速公路的新高峰。日平均車流量已達到125,918輛次，接近原設計負荷的135,000輛次。倘若機場高速公路不再進行擴建，車流量增長將受到限制。





深圳石觀公路二零零五年的車流量下滑7.3%至1,007萬輛次，主要是該收費公路若干橋樑結構在進行重建工程所致。

收費公路的收益比去年增長9.7%，達到4.77億港元。本集團應佔分類淨利潤增長11.8%，達到2.27億港元。

***自來水特許權***

本集團應佔經營溢利仍然穩定於約1.28億港元。於二零零五年，自來水特許權所帶來的現金回報仍為本集團的主要現金收入來源。



### 消費品



***啤酒***

燕京啤酒的銷售量在二零零五年增長8.7%至313萬噸，創該企業的歷史新高。二零零五年營業額為45.56億港元，比去年增長約30.4%。燕京啤酒在北京市的市場佔有率估計為85%，在全國的市場佔有率為12%，而於高檔啤酒市場的增長形勢尤其令人鼓舞，於二零零五年的銷售量增長接近38%，達9萬噸。



本集團應佔經營溢利增長4.7%至1.34億港元。同時，因燕京啤酒可換股債券持有人行使換股權，為本集團帶來1,223萬港元的特殊收益。燕京啤酒的啤酒產品毛利率保持穩定，主要是由於實行了有效的成本控制措施所致。



衣錫群

本人欣然宣佈，北京控股有限公司(「本公司」)及其附屬公司(「本集團」)二零零五年各項業績指標均錄得良好增長。股東應佔溢利5.70億港元，比二零零四年增加0.67億港元，增幅為13.3%；每股盈利0.92港元，與二零零四年相比增幅為13.3%；董事局建議派發末期股息每股港幣20仙。

業績增長的主要因素，一是北京燕京啤酒股份有限公司(「北京燕京」)、北京王府井百貨(集團)股份有限公司(「王府井」)等業務通過併購整合進一步擴大市場佔有率，營業收入大幅攀升；二是推動內部資產整合實現資本增值成效顯著，去年本公司出讓北京三元食品股份有限公司(「三元食品」)、北京控股磁懸浮技術發展有限公司(「北控磁懸浮」)、北京企業(旅遊)有限公司(「北京企業(旅遊)」)、北京秦昌玻璃有限公司(「秦昌玻璃」)、北京西餐食品有限公司(「西餐食品」)等業務合計體現約2.17億港元的特殊溢利貢獻，有效緩解了業績增長壓力，公司把握時機，對若干經營效果欠佳企業的商譽進行了撥備，為未來增長打下基礎；三是把握利率走勢及時調整資金策略，財務費用大幅下降。

二零零五年集團為儘快實現以城市能源服務為主導領域打造核心競爭力的戰略目標，採取了多項舉措：

一是進一步加大內部資產整合力度，有序退出非主營業務，清理低效資產，年內相繼實現了對三元食品、北控磁懸浮、北京企業(旅遊)、秦昌玻璃、西餐食品等業務所有權益的轉讓。

二是持續深化發展戰略研究。確定了在未來幾年將自身打造成為國內一流的以城市能源服務為核心業務的綜合性公用事業公司的戰略目標。

三是以公路、水務、環保及清潔能源等基建和公用事業為重點，以投資平台為基礎，積極尋找投資機會，並取得一定進展。機場北線高速公路在今年初已正式簽署協議並著手組建項目公司，目前工程進展順利，按計劃將於今年十月份建成通車；水源十廠BOT項目獲得有力推進，目前已與合作方展開實質性談判；在能源產業方面，圍繞天燃氣等清潔能源的利用廣泛開展項目搜尋、跟蹤及投資論證。

# 主席報告

四是啟動北京燕京及王府井兩間A股公司股權分置改革方案並取得實質性進展。目前北京燕京的股改方案已經報送有關部門並進入審批程序；此外，由於本公司近期做出了出讓王府井的安排，其股改不在本公司框架內進行。

上述股改計劃及轉股安排對本集團利大於弊：首先，股改完成後本公司持有北京燕京的股份由不流通轉為可流通，使股權價值得以完整體現；而北京燕京可保持在A股市場的融資資格，有利業務擴展。其次，出售王府井不僅使本集團避免承擔股改成本，交易產生的約1.8億港元的特殊收益可覆蓋北京燕京股改帶來的大部分虧損，同時也為總部增加了逾9.7億港元的現金流用於未來資產的收購；更為重要的是，出售王府井進一步實現了本公司有序退出非核心業務領域的戰略目標，推動戰略轉型向前邁進了一大步。

五是進一步加大管理力度，打造管理基礎。年內本公司致力提升管理水平及管治能力，除不斷檢討和完善財務監控、內部監控及風險控制等內部規章制度外，在提升團隊素質、開展績效考評、理順管理架構及層級、推進管理資訊化建設等方面都做了大量工作，為本公司下一步發展打下基礎。

展望未來，本集團將以打造國內一流的綜合性公用事業公司為戰略目標，以城市能源服務為核心產業，逐步形成規模優勢，實現戰略轉型，增強競爭能力。本公司將繼續以實現股東利益最大化為宗旨，通過管理層和全體員工的努力，實現公司長足的發展。

借此機會，我代表董事局對社會各界一年來對本集團的關注、支持表示感謝！

*主席*

香港
二零零六年四月十一日

## 摘　要

| | 二零零五年終<br>十億港元 | 二零零四年終<br>十億港元 |
|---|---|---|
| 總資產 | **19.6** | 19.4 |
| 資產淨值 | **12.5** | 11.6 |
| 股東應佔權益 | **8.4** | 7.9 |

### 總資產



十億港元
22
20
18
16
14
17.4
18.1
19.4
19.6
2002年
2003年
2004年
2005年


### 資產淨值



十億港元
16
14
12
10
8
6
10.4
11.1
11.6
12.5
2002年
2003年
2004年
2005年


### 股東應佔權益



十億港元
10
9
8
7
6
7.3
7.5
7.9
8.4
2002年
2003年
2004年
2005年

# 摘 要

本年度營業額達110億港元，比去年上升13.8%。


十億港元
12.0
11.0
10.0
9.0
8.0
7.0
6.0
5.0
11.0
9.7
8.0
7.0
2002年
2003年
2004年
2005年

本公司股東應佔溢利達5.704億港元，比去年上升13.3%。


百萬港元
600
550
500
450
400
350
300
570
503
450
404
2002年
2003年
2004年
2005年

每股基本盈利達0.92港元，比去年增加0.11港元。

建議派付二零零五年度末期股息每股20港仙。

## 公司架構

北京控股有限公司及其附屬公司(統稱「本集團」)現時經營四大業務,分別為基建及公用事業、消費品、零售服務、科技業務。

基建及公用事業部份包括管理及經營首都機場高速公路、深圳石觀公路及於中國北京和濰坊的自來水廠之特許經營權。

消費品業務包括製造、分銷及銷售啤酒及洋酒。燕京啤酒之19間釀酒廠遍佈中國15個城市,成為中國最大釀酒集團之一。其主要附屬公司,北京燕京啤酒股份有限公司(股份編號:000729)及福建省燕京惠泉啤酒股份有限公司(股份編號:600573)分別於深圳證券交易所及上海證券交易所上市。此業務亦包括由順興葡萄酒廠於北京經營之洋酒釀造廠。

零售服務業務由上海證券交易所之上市公司北京王府井百貨(集團)股份有限公司(股份編號:600859)為代表在北京及其他中國主要城市,例如成都、重慶、廣州、武漢、長沙及包頭等經營之百貨公司業務。

科技業務包括各種經營業務。在香港聯合交易所有限公司(「香港聯交所」)主板上市之北京發展(香港)有限公司(股份編號:154),其現時之業務包括提供與互聯網相關商務服務、硬件和軟件之資訊科技解決方案、經營多用途電子繳費卡系統、網上醫療保險及社保保險業務系統。其附屬公司衡浪平台軟件國際有限公司在香港聯交所創業板上市(股份編號:8178),現時業務為電腦軟件銷售及提供相關服務。

本集團之聯營機構中生北控生物科技股份有限公司(股份編號:8247)在香港聯交所創業板上市,主要業務為在中國製造、銷售及分銷體外診斷試劑及藥物產品。另一家名為北京恆有源科技發展有限公司現時業務包括建築及安裝地熱能量系統。除上述披露資料外,本集團亦有參與其他各種創新科技業務。

## 公司架構

# 於二零零六年四月十一日


72.72%
27.28%
北京企業投資有限公司
60.08%
北京控股有限公司#
39.92%
公眾投資者
100%
北控制水
100%
北控水務
70%
濰坊北控水務
96%
首都機場高速公路
53.08%
深圳石觀公路
80%
燕京啤酒
67.4%
52.37%
燕京桂林漓泉
75.56%
燕京包頭
78.52%
在中國其他城市的啤酒生產及銷售業務
51%
順興葡萄酒廠
50.13%
王府井百貨*
股份代號：600859
北京王府井百貨
100%
北京雙安百貨
100%
北京東安百貨
100%
成都王府井百貨
70%
廣州王府井百貨
100%
在中國其他城市的百貨門店
55.81%
北京發展#
股份代號：154
56.29%
衡浪平台π
股份代號：8178
97.99%
北控高科技
24.5%
中生北控生物科技
股份代號：8247
69.81%
北控恒有源
新科技計劃
基建及公用事業
消費品
零售服務
科技

* 在上海證券交易所上市

γ 在深圳證券交易所上市

\# 在香港聯合交易所有限公司（「香港聯交所」）主板上市

π 在香港聯交所創業板上市

## 專業顧問：

### 核數師

安永會計師事務所

### 法律顧問

*香港法律：*
孖士打律師行

*中國法律：*
海問律師事務所

*美國法律：*
蘇利文·克倫威爾美國法律事務所

## 主要往來銀行：

### 香港：

中國銀行（香港）有限公司
交通銀行，香港分行
法國巴黎銀行，香港分行
東方匯理銀行，香港分行
中信嘉華銀行有限公司
荷蘭合作銀行，香港分行

### 中國大陸：

中國農業銀行
中國銀行
中國建設銀行
廣東發展銀行
中國工商銀行

### 美國預託票據存託銀行：

The Bank of New York

# 公司資料

## 一般資料：

### 註冊辦事處

香港灣仔
港灣道18號
中環廣場43樓4301室
電話：(852) 2915 2898
傳真：(852) 2857 5084

### 網站

http://www.behl.com.hk

### 股份代號

392

### 公司秘書

譚振輝先生 *CPA CFA*

### 股份過戶登記處

登捷時有限公司
香港
皇后大道東28號
金鐘匯中心26樓

## 董事：

### 執行董事

衣錫群先生 *(主席)*
張虹海先生 *(副主席兼行政總裁)*
李福成先生 *(副主席)*
白金榮先生 *(副主席)*
郭迎明先生
劉　凱先生 *(副總裁)*
鄭萬河先生
郭普金先生
周　思先生
鄂　萌先生 *(副總裁)*

### 獨立非執行董事

劉漢銓先生
李東海博士
王憲章先生
武捷思先生
白德能先生

# 目　錄

2005

年 度 報 告 書

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

股份代號：392